Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	06/02/2021

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5. 06/02/2021

Index ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 5 ITEM 2. AUDITORS 6 ITEM 3. SELECTED FINANCIAL INFORMATION 9 ITEM 4. RISK FACTORS 17 ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY 58 ITEM 6. ISSUER’S HISTORY 92 ITEM 7. ACTIVITIES OF THE ISSUER 94 ITEM 8. EXTRAORDINARY BUSINESS 159 ITEM 9. RELEVANT ASSETS 161 ITEM 10. COMMENTS OF EXECUTIVE OFFICERS 166 ITEM 11. PROJECTIONS 199 ITEM 12. STOCKHOLDERS’ MEETINGS AND MANAGEMENT 204 ITEM 13. REMUNERATION OF DIRECTORS 275 ITEM 14. HUMAN RESOURCES 303 ITEM 15. CONTROL AND ECONOMIC GROUP 308 ITEM 16. TRANSACTIONS WITH RELATED PARTIES 328 ITEM 17. CAPITAL 335 ITEM 18. SECURITIES 337 ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES 381 ITEM 20. SECURITIES TRADING POLICY 385 ITEM 21. INFORMATION DISCLOSURE POLICY 388 REPORT OF INDEPENDENT AUDITORS ON REFERENCE FORM (CVM INSTRUCTION 480) 391

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 1.0 Identification: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Head of Investor Relations 1.1 Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.2 Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Renato Lulia Jacob Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.3 Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Milton Maluhy Filho Chief Executive Officer Renato Lulia Jacob Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. 5

ITEM 2. AUDITORS Items—2.1. and 2.2.—Auditors 2020 2019 2018 Is there an auditor? YES YES YES Auditor’s Brazilian Securities and Exchange Commission (“CVM”) Code 2879 2879 2879 Type of auditor Brazilian Brazilian Brazilian Corporate name Pricewaterhousecoopers Auditores Independentes Pricewaterhousecoopers Auditores Independentes Pricewaterhousecoopers Auditores Independentes Corporate Taxpayer’s Registry (CNPJ) number 61.562.112/0001-20 61.562.112/0001-20 61.562.112/0001-20 Service engagement date 02/10/20 01/31/19 03/01/18 Initial date of service provision 01/01/20 01/01/19 01/01/18 Final date of service provision 12/31/19 12/31/18 R$/Thousand 1. Audit of annual consolidated financial statements, review of quarterly financial statements, as well as audit and review of financial statements of our subsidiaries, services related to issue of comfort letters in securities offerings, issue of reports required by regulatory authorities, audit of internal controls related to Sarbanes-Oxley Act requirements 66,631 1. Audit of financial statements, issue of reports required by regulatory authorities and issue of comfort letters; 1. Service agreements for audit of financial statements, issue of reports required by regulatory authorities and issue of comfort letters; 2. Independent assurance on: Issues of implementation of systems in subsidiaries; internal controls, inclusive on certain services provided to clients; sustainability report, MD&A, Integrated Report and annual consolidated report; certain commitments assumed with regulatory authorities and compliance with financial covenants. Appraisal reports on book value of companies, and previously agreed-upon procedures on balance sheets of companies purchased and profit share calculation; 4,896 2. Other audit procedures and issue of specific-purpose reports; 2. Service agreements for provision of other audit procedures and issue of specific-purpose reports; 3. Review of tax calculation and settlement and compliance with tax rules; 541 3. Review of inquiries to tax authorities on tax issues, review of tax calculation and settlement and compliance with tax rules; 3. Service agreement for review of tax bookkeeping, issue of income tax calculation and settlement review report, and review of compliance with transfer pricing policies; 4. Procurement of technical materials and independent assessment of process of preparation of prudential and financial reports. 88 4. Other services related to training, procurement of technical materials and surveys; 4. Other services related to procurement of technical materials and training; 5. Review required by regulatory authorities on studies of impact of a new accounting standard. 5. Service agreements for reasonable assurance of fulfillment of commitments entered into with governmental agencies. Description of services engaged 6

	2020	2019	2018
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last fiscal year, ended December 31, 2020, amounts to R$72,156 thousand that comprise the amounts related to audit services R$71,527 thousand and other services R$629 thousand. .		
Justification for replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Person in charge			
Name of person in charge	Emerson Laerte da Silva	Emerson Laerte da Silva	Washington Luiz Pereira Cavalcanti
Individual Taxpayer's Registry (CPF) number of the person in charge	125.160.718-76	125.160.718-76	023.115.418-62
Address			
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
Zip Code	05001-903	05001-903	05001-903
City Code	11	11	11
Telephone number	3674-2000	3674-2000	3674-2000
Email	emerson.laerte@pwc.com	emerson.laerte@pwc.com	washington.cavalcanti@pwc.com

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2.3. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflicts of interest, loss of independence or objectivity of its independent auditors is to ensure that the independence principles have been observed when services were contracted and provided, including their approval. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies Additional information on items 2.1/2.2 With respect to the Service Period – The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties. With respect to the service provider’s period of service – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date of December 31 of the year in question. 8

ITEM 3. SELECTED FINANCIAL INFORMATION 3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) Inform the value of non-accounting measures No non-accounting measures were disclosed in the previous year in our financial statements under IFRS. b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements Not applicable. c) Explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations Not applicable. 3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them Issue of Tier II Subordinated Notes On January 12, 2021, Itaú Unibanco Holding priced the issue of Tier II subordinated notes, issued on January 15, maturing within ten years and three months, at the amount of US$500 million at a fixed rate of 3.875%, and effective for five years and three months from the issue date. On that date, inclusive, the interest rate will be recalculated for another five years based on the interest rate of U.S. Treasury Bonds for the same period. Itaú Unibanco Holding may repurchase the Notes as from the fifth year until the fifth year and three months after the issue date. These subordinated notes were approved by the Central Bank of Brazil to make up the Tier II Capital, thus increasing its Basel ratio by 0.25 p.p. its Basel ratio. This issue is not subject to the registration rules with the U.S. Securities Exchange Commission (SEC), nor is it subject to registration in Brazil with the Brazilian Securities and Exchange Commission (CVM), in accordance with applicable legislation and regulation. These Notes were offered only to qualified institutional investors and Non-U.S. investors outside the territory of the United States of America. 3.1- Financial Information Company Consolidated (R$) 2020 2019 2018 a. stockholders’ equity 154,525,314,000 149,465,080,000 150,466,628,000 b. total assets 2,019,251,302,000 1,637,481,124,000 1,552,797,590,000 c. income (expenses) from financial operations (1) 50,053,064,000 69,350,430,000 60,705,214,000 d. gross income 74,219,221,000 98,512,805,000 94,018,075,000 e. net income 15,063,894,000 27,813,299,000 25,638,809,000 f. number of shares, ex treasury shares (units) 9,762,456,896 9,745,601,763 9,720,520,922 g. book value per share (Brazilian reais/unit) 15.83 15.34 15.48 h. basic earnings per share (Brazilian reais/ unit) 1.94 2.78 2.56 i. diluted earnings per share (Brazilian reais/ unit) 1.93 2.77 2.55 j. other accounting information selected by the issuer N/A N/A N/A (1) As a financial institution, the Bank considers interest and similar income, fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad as indicators of net revenue. December 31 X 9

Itaú Unibanco Holding will use the funds raised by these Notes for financing or refinancing green, social and/or sustainable projects. XP Inc. corporate reorganization On January 31, 2021, the Extraordinary General Stockholders’ Meeting (ESM) resolved on the partial spin-off of the investment in XP to be transferred to XPart S.A. XPart S.A.’s capital will be composed of the portion of the investment in XP Inc. and R$10 million in cash, was conditioned upon the stockholders obtaining the favorable opinion from the regulatory authority to complete the operation. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained and became effective as of May 31, 2021, therefore the legal and accounting segregation of the Company and of XPart will be carried out from this date. XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371, as of December 31, 2020. XPart will have its incorporation documents duly filed with the Central Bank of Brazil and other proper registration bodies. As disclosed on the Material Fact of December 31, 2020, Itaú Unibanco’s stockholders will be entitled to equity interest in XPart in the same number, type and proportion of the shares they hold in the Company itself. The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), which will be set and informed to the market as soon as possible. XP has expressed its interest in merging XPart and, accordingly, XP and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. If the merger of XPart into XP is carried out, which will be resolved at the General Stockholders’ Meetings of these companies at a date to be defined, which are expected by XP and Itaúsa to be held in the middle of the second half of 2021, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of these General Stockholders’ Meetings. 3.4. Describe the policy on allocation of earnings for the past three years, indicating: The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of capital stock; (ii) distribution of dividends to stockholders (please see items “b” and “c” below); and (iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration, and its balance may also be used: (i) in redemption, reimbursement or own share buyback operations, under current legislation; and (ii) in contribution to capital stock, including by means of new share bonus. The Statutory Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of Brazilian Corporate Law (Law No. 6,404/76) (please see item 3.9), always respecting the stockholders’ right to mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Brazilian Corporate Law No. 6,404/76 (please see item 3.9). 10

	2020	2019	2018
a. Rules on retention of earnings	No changes in the rules.		
a.i. Retained earnings amounts	No earnings retained.		
a.ii. Percentage of total declared earnings	Not applicable.		
b. Rules on distribution of dividends	Amount not below 35% of net income calculated for the year.		
c. Frequency of distribution of dividends	Monthly – mandatory. Half-yearly – supplementary		
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, has restricted the payment of dividends and interest on capital in companies regulated by the Central Bank of Brazil. For further information, please see item 3.4, b.		
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 18, 2021, which may be accessed on the websites of CVM (http://www.cvm.gov.br/ > Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies).		

a) Rules on retention of earnings

No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law (please see item 3.9), at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of net income for the year previously approved as part of the capital budget. Additionally, minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

Although the Stockholder Remuneration Policy provides for the distribution of dividends and interest on capital in an amount not below 35% of adjusted net income, exceptionally in 2020 the Issuer paid out 25% of adjusted net income as dividends and interest on capital, as disclosed by the Material Fact of February 1, 2021. This was due, among other factors, to the regulatory restriction imposed by CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, which has restricted the payment of dividends and interest on capital in companies regulated by the Central Bank of Brazil. For further information, please see item 3.4, b (final part).

a.i.) Retained earnings amounts

In 2020, no earnings were retained, and mandatory dividends of 25% of adjusted net income were paid, as provided for in the Issuer's Bylaws. In 2019 and 2018, no earnings were retained, and dividends paid by the Issuer have been higher than minimum mandatory dividends (please see item 3.5 below).

b) Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty-five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law (please see item 3.9), and in compliance with items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95 (please see item 3.9). Preferred shares entitle their holders to priority in the payment of an annual

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minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Capital Management and Distribution of Profits In order to ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. The total amount to be distributed each year will be set by the Board of Directors, considering, among others: 1. the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; 2. the minimum level established by the Board of Directors of 13.5% for Tier 1 Capital; 3. profitability in the year; 4. the expectations of capital use based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirement; and 5. changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws. Limitation imposed by the Central Bank of Brazil on payment of dividends by financial institutions Resolution No. 4,820 of the Central Bank of Brazil limits the financial institutions to distribute no more than the minimum dividend provided for in their Bylaws – until December 31, 2020. For Itaú Unibanco Holding, the percentage set forth in the Bylaws is 25% of net income. The purpose of this Resolution is ensuring that banks use their capital to finance individuals and companies to get through the pandemic crisis. Accordingly, aimed at addressing indebtedness in a structured way and helping clients to keep afloat, initiatives have been set to allow extending grace periods, terms and providing better interest rate conditions for individuals and very small and small business clients. In March 2020, the Programa 60+ was set up, which, among other measures, allowed a 60-day grace period for contracts not in default. In mid-April, the Travessia (Crossing) Program was set up allowing the extension of grace periods to between 120 and 180 days and the terms of operations to between 5 and 6 years, respectively, for individuals and very small and small companies, in addition to providing lower interest rates. Under the implementation of the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193 (please see item 3.9), establishing that dividends may not be paid if a financial institution fails to comply with the additional capital requirements, required in their entirety as from 2019. This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements. • Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. • If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed. • If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed. • If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed. At the end of December 2020, the BIS ratio reached 14.5%, of which: (i) 13.2% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and (ii) the amounts of Tier I and Tier II Capital totaled R$137.1 billion and R$14.1 billion, respectively on December 31, 2020. These indicators provide evidence of our effective capacity of absorbing unexpected losses. 12

For further information, please see report “Risk and Capital Management – Pillar 3” on our website www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports > Pillar 3 > Systemically Important Banks. Temporary suspension of distribution of dividends and increase in compensation of officers and board members In accordance with the provisions of CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, Brazilian financial institutions may not: I—remunerate capital, including by means of early payment, in excess of the greater of: a) amount equivalent to thirty percent (30%) of adjusted net income in accordance with item I of Article 202 of Brazilian Corporate Law No. 6,404 of December 15, 1976; and b) amount equivalent to: 1. minimum mandatory dividend as set forth in Article 202 of Brazilian Corporate Law, including as interest on capital, for institutions incorporated as publicly-held companies; or 2. distribution of minimum profit provided for in Articles of Association for institutions incorporated as limited-liability companies. II—increase the fixed or variable compensation of officers, management members and members of the board of directors and fiscal council. c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders. Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. The Extraordinary General Stockholders’ Meeting of July 27, 2018 approved the Company’s stock split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position. Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (please see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of the minimum mandatory dividend. This amount is declared as a dividend “additional” to those paid monthly. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. For the history of payments by the Issuer, please access the Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Our Shares > Shares and Dividends & Interest on Capital. 13

Additional information on item 3.4:

Quoted from:

- **Law No. 6,404/76** http://www.normaslegais.com.br/legislacao/contabil/lei6404_1976.htm
- **Brazilian Corporate Law** http://www.planalto.gov.br/ccivil_03/LEIS/L6404consol.htm
- **Law No. 9,249/95** http://www2.camara.leg.br/legin/fed/lei/1995/lei-9249-26-dezembro-1995-349062-normaatualizada-pl.html
- **Bylaws**
  Investor Relations website: www.itau.com.br/investor-relations
  Itaú Unibanco> Corporate Governance > Regulations and Policies
- **Material Fact - Payout**
  Investor Relations website: http://www.itau.com.br/investor-relations
  Announcements to the Market > Material Fact
- **CMN Resolution No. 4,193**
  https://www.bcb.gov.br/pre/normativos/busca/normativo.asp?tipo=res&ano=2013&numero=4193

3.5. In a table, please indicate for each of the past three years:

R$ million

	2020	2019	2018
a. Adjusted net income for dividend purposes	18,013	25,376	20,848
b. Total distributed dividends	4,503	18,777	22,437
Interest on capital	2,747	4,648	6,969
Mandatory dividend	1,651	14,024	15,363
Minimum priority dividend	105	105	105
Fixed priority dividend	-	-	-
c. Percentage of dividends per adjusted net income	25.0%	74.0%	107.6%
d. Dividend distributed per class and type of shares:			
Total common shares	2,287	9,551	11,453
Interest on capital	1,395	2,365	3,555
Mandatory dividend	892	7,186	7,898
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Total preferred shares	2,216	9,226	10,984
Interest on capital	1,352	2,283	3,414
Mandatory dividend	759	6,838	7,465
Minimum priority dividend	105	105	105
Fixed priority dividend	-	-	-
e. Payment date of the minimum mandatory dividend	Date set at ASM	Date set at ASM	Date set at ASM
f. Return on equity	13.9%	20.2%	16.6%
g. Total retained earnings	14,091	7,156	1,102
Allocation to reserves	14,091	7,156	1,102
Retained earnings	-	-	-
h. Retention approval date	04/27/21	04/28/20	04/24/19

Notes:

o Adjusted net income: Net income (1) (-) 5% of Legal Reserve.

o Dividend distributed in relation to the Adjusted net income (%): Total dividend distributed (2) / Adjusted net income.

o Return on equity of issuer (%): Net income (1) / Stockholders' equity (1).

o Total dividend distributed: Interest on capital (3) (+) Dividends – Calculated per year.

o Mandatory dividend: Minimum mandatory dividend (+) Additional dividend (-) Minimum priority dividend.

o Retained earnings: Legal Reserve (1) (+) Statutory Reserve (1).

(1) Includes Company's information under BRGAAP.

(2) For 2020, dividends distributed debited to the Statutory Revenue Reserve were included.

(3) Net of income tax.

Year	Base period	Payment date	Type of event	Amounts in R$ million (*)	
				Common share	Preferred share
	Interest on capital	03.12.2020	Interest on capital	270	261
	Interest on capital	03.12.2020	Interest on capital	903	874
	December	01.04.2021	Dividends	75	72
	November	12.01.2020	Dividends	75	72
	October	11.03.2020	Dividends	74	72

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2020 September 10.01.2020 Dividends 74 72 August 09.01.2020 Dividends 74 72 Interest on capital 08.26.2020 Interest on capital 223 216 July 08.03.2020 Dividends 75 72 June 07.01.2020 Dividends 75 72 May 06.01.2020 Dividends 74 72 April 05.04.2020 Dividends 74 72 March 04.01.2020 Dividends 74 72 February 03.02.2020 Dividends 74 72 January 02.03.2020 Dividends 74 72 2019 Complementary interest on capital 03.07.2020 Complementary interest on capital 2,396 2,313 Complementary dividend 03.07.2020 Complementary dividend 2,207 2,130 Interest on capital 03.07.2020 Interest on capital 158 153 December 01.02.2020 Dividends 74 72 November 12.02.2019 Dividends 74 72 October 11.01.2019 Dividends 74 72 September 10.01.2019 Dividends 74 72 August 09.02.2019 Dividends 74 72 Complementary dividend 08.23.2019 Complementary dividend 3,902 3,766 July 08.01.2019 Dividends 74 72 June 07.01.2019 Dividends 74 72 May 06.03.2019 Dividends 74 72 April 05.02.2019 Dividends 74 72 March 04.01.2019 Dividends 74 72 February 03.01.2019 Dividends 74 72 January 02.01.2019 Dividends 74 72 2018 Complementary interest on capital 03.07.2019 Complementary interest on capital 3,158 3,034 Complementary dividend 03.07.2019 Complementary dividend 5,210 5,003 Interest on capital 03.07.2019 Interest on capital 45 43 December 01.02.2019 Dividends 74 71 November 12.03.2018 Dividends 51 48 October 11.01.2018 Dividends 50 47 September 10.01.2018 Dividends 50 47 August 09.03.2018 Dividends 50 47 Complementary dividend 08.30.2018 Complementary dividend 2,063 1,978 Interest on capital 08.30.2018 Interest on capital 352 337 July 08.01.2018 Dividends 50 47 June 07.02.2018 Dividends 50 47 May 06.01.2018 Dividends 50 47 April 05.02.2018 Dividends 50 47 March 04.02.2018 Dividends 50 47 February 03.01.2018 Dividends 50 47 15

	January	02.01.2018	Dividends	50	47

(*) Amounts for interest on capital are net of income tax.

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years

Dividends and interest on capital declared and paid out in fiscal year 2020 based on the 2019 income, using Revenue Reserves, totaled R$4,709 and R$4,337 million, respectively.

Dividends and interest on capital declared and paid out in fiscal year 2019 based on the 2018 income, using Revenue Reserves, totaled R$10,213 and R$6,192 million, respectively.

Dividends and interest on capital declared and paid out in fiscal year 2018 based on the 2017 income, using Revenue Reserves, totaled R$6,313 and R$6,231 million, respectively.

3.7. In a table, please describe the issuer's debt ratio, indicating:

a. sum of current and non-current liabilities;
b. debt ratio (current plus non-current liabilities, divided by stockholders' equity);
c. if the issuer so wishes, another debt ratio, indicating:
i. the method used to calculate the ratio;
ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its

	2020
a. sum of current and non-current liabilities (in R$)	1,864,725,988,000
b. debt ratio (current plus non-current liabilities, divided by stockholders' equity)	12.07
c. if the issuer so wishes, another debt ratio, indicating:	-
i. the method used to calculate the ratio	-
ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its financial position and debt level	-

3.8. Liabilities by type and maturity [(1)]

(R$ million)

Type of debt	December 31, 2020 Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	**10,603**	**11,363**	**1,242**	**2,106**	**25,314**
Agribusiness credit bills	10,166	3,642	464	13	14,285
Guaranteed real state notes	437	7,721	778	2,093	11,029
Unsecured debts	**839,854**	**208,944**	**211,650**	**90,955**	**1,351,403**
Securities sold under repurchase agreements	225,182	10,315	13,496	24,371	273,364
Structured operations certificates	578	231	82	68	959
Deposits	511,015	124,167	152,888	20,940	809,010
Subordinated debt	12,125	29,355	9,593	23,843	74,916
Import and export financing	56,148	979	13,814	529	71,470
Financial bills	21,898	21,575	76	40	43,589
Real estate credit bills	2,600	1,518	51	36	4,205
On-lending - domestic	3,672	4,835	1,029	1,921	11,457
Securities issued abroad	6,636	15,969	20,621	19,207	62,433
Total	**850,457**	**220,307**	**212,892**	**93,061**	**1,376,717**

(1) In accordance with consolidated financial statements under IFRS.

3.9. Supply other information that the issuer may deem relevant

The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standard, except for items 3.5 and 3.6 that comply with accounting standards defined by the Central Bank of Brazil and CMN, since dividends are calculated based on the individual net income under those standards.

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ITEM 4. RISK FACTORS 4.1. Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently deem immaterial or that are currently not known to us may also adversely affect us. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2020, approximately 20.9% of all our assets and 67.5% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability or due to a downgrade of the Brazilian sovereign rating. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate. 17

Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, establishes the target base interest rate for the Brazilian economy (the “SELIC Rate”), and uses changes in this rate as an instrument of monetary policy. The SELIC Rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC Rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC Rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC Rate. As of December 31, 2017, and December 31, 2018, the SELIC Rate was 7.00% and 6.50%, respectively. As of December 31, 2019, and December 31, 2020, the SELIC Rate was 4.5% and 2.0%, respectively, reflecting historical lows. As of the date of the filing of this Reference Form, the SELIC rate was 3.5%. We may face challenges associated with IBOR transition A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (together, the “Benchmarks Regulations”). In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. In addition, on March 5, 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of U.S. Dollar LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2021, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies. In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021. On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark. This and other reforms may cause IBORs to 18 perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations. Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us. Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes, as well as the theft of technology and intellectual property. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and noncompliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us. As a result of the COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted. 19

Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms, by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and cyberattacks causing systems degradation or service unavailability that may result in business losses. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our clients. In 2020, due to the COVID-19 pandemic, there was a significant increase in employees working from home, which led to a change in the tactics used by cyber criminals to perform attacks, mostly exploiting the fears of people to try to steal data or compromise the technological environment. Due to the new profile of risks, we reinforced our measures to block fraudulent e-mails and to takedown malicious websites, ensuring that workstations are protected by antimalware and only have connectivity to our VPN (Virtual Private Network). We also help third parties to adapt their infrastructure to work securely from home. There are also requirements related to the information security process, such as the Brazilian General Personal Data Protect Act (LGPD), CVM Instruction No. 612/2019 and CMN Resolution No. 4,658/2018, that we agree on their importance to keep cyber risks mitigated and the related controls are continuous monitored to ensure effectiveness as any failure to comply with these regulatory requirements could adversely affect us. 20

The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce (particularly to emerging competitors, such as start-ups and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. Unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: 21 political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk factor We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market Risk Factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio. 22

Hedge Risk Factor Our hedge strategy may not be able to prevent losses. We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. Underwriting Risk Factor Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. 23

Strategy Risk Factor Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational Risk Factor Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and thirdparty failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects. 24

Financial Reporting Risks Factor We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or furnish to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. We adopt Brazilian accounting standards and managerial disclosures that differ from foreign standards, including from the U.S., with which U.S. stockholders are familiar. For regulatory purposes, we prepare and make available consolidated financial statements under IFRS issued by IASB and under the Brazilian GAAP, which may differ from US GAAP in a number of ways. We use Brazilian GAAP for filing with the Brazilian Securities and Exchange Commission (“CVM”) and for calculation of payment of dividends and tax liabilities. Furthermore, we disclose quarterly reports on managerial financial information not required in other countries. U.S. investors may be unfamiliar with these different accounting standards and managerial disclosures adopted by us. Concentration Risk Factor We face risks related to market concentration. Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency. We believe that failure to diversify transactions with respect to a particular risk factor could generate material financial loss for us. 25

Competition Risk Factor We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. We are in a dominant position in certain Brazilian banking markets and, therefore, may be subject to the Brazilian antitrust laws including Law No. 12,529/11, which address, among other matters, violation of the economic order. Accordingly we may be subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not adversely affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy Risk Factor Our controlling stockholder has the ability to direct our business. As of December 31, 2020, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and of dividend payments. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided. 26

c) Its stockholders Risk Factors for ADS Holders The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire. The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares. We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages. While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable. The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of 27 foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries. Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1. e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. The operational risks reported in the letter “a” of this item are the same for this section. f) Its clients Credit Risk Factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, the outbreak of communicable diseases such as COVID-19, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. More recently, the ongoing COVID-19 pandemic may affect our ability to accurately assess the creditworthiness of borrowers, which would lead to a deterioration of risk profile and adversely affect our business financial condition and results of operations. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control. For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition. 28

Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio. In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic Risk Factors International Scenario Changes in economic conditions may adversely affect us. Our operations are dependent upon the performance of the economies of the countries in which we do business, and Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations. The demand for credit and financial services, as well as our clients’ ability to repay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The spread of the COVID-19 pandemic remains a concern for the global economy, despite the decrease of infection rates in most developed countries and vaccines being distributed worldwide. The number of COVID-19 cases are falling across countries as winter (in the northern hemisphere) and holiday outbreaks dissipate. In the U.S., cases, hospitalizations and deaths are falling in nearly all states, allowing some easing of restrictions. In Europe, recent surges in the virus have been curbed, but some countries are taking new restrictive measures to avoid new waves. Vaccination campaigns are accelerating in several countries and the global vaccine supply is expected to keep increasing in the second and third quarters of 2021. In our view, the worldwide distribution of vaccines in 2021 is the most important initiative for a full recovery of the global economy. A new surge of infections arising, for example from new strains of the virus and any event that might hinder governments further controlling the spread of COVID-19, such as delays in the distribution of vaccines or inefficient vaccines themselves may lead to governments having to maintain restrictions on mobility to try to contain the further spread of the disease, thus leading to a suppression of economic activity. Although these risks have decreased mostly for developed markets, their materialization would affect global growth and may decrease investors’ interest in assets from Brazil and other countries in 29 which we do business, which would adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. The rise in global interest rates reflects the economic recovery outlook and is less of a concern in the near term, as we expect the Fed to maintain its ample accommodative stance in 2021 and gradually withdraw stimulus only in 2022. A faster withdrawal of monetary stimulus in developed economies can affect emerging economies and thus affect our operations. We are exposed to certain risks that are particular to emerging and other markets. In conducting our business in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on our operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investor confidence, such as a downgrade in sovereign credit ratings (since the ratings of financial institutions, such as us, tends to be capped to the sovereign’s rating) or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. In Argentina, international reserves continue at low levels, despite controls on exchange rate purchases. The economy rebounded during the second half of 2020, as a result of the easing of social distancing measures, but GDP fell by 10% in 2020. For 2021, we expect GDP growth of 6.0%, aided by statistical carry-over and higher commodity prices. Loose macro-economic policies are likely to fuel inflation, potentially leading to more control on prices (including foreign exchange). In Chile, protests led political actors to agree on a referendum process to decide on a new constitution. While uncertainty over the constitutional process and elections later in 2021 is negatively affect the economic activity in Chile, an efficient vaccination process and higher terms of trade are important offsetting factors. Colombia´s fiscal accounts were pressured during the COVID-19 pandemic and the government recently signaled a postponement of fiscal adjustment (fiscal deficit this year would be even wider than in 2020). While a tax reform may help fiscal consolidation from 2022 onwards, it is unclear whether there is political appetite for unpopular tax hikes. At the same time, contrasting with other countries in the region, Colombia recorded a wide current account deficit in 2020, contributing to an increase in external indebtedness. In this context, Colombia´s sovereign investment grade is at risk. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. Domestic Scenario Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP grew 1.4% in 2019, but decreased 4.1% in 2020, impacted by the COVID-19 outbreak. The number of new daily deaths rebounded in the first quarter of 2021 and has surpassed the levels registered during the first wave of COVID-19 in 2020. Control of the COVID-19 pandemic is crucial for continued economic recovery. In the long term, growth may be limited by a number of factors, 30 including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and a lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us. Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, foreign exchange policies, and in state-owned public companies—which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay, the risk appetite of foreign investors with respect to Brazil and, consequently, affecting our business, results of operations and financial condition. Fiscal The Brazilian primary public accounts have deteriorated since 2014. To address the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, effective as of 2017. Further, Congress approved a comprehensive social security reform and the government started an asset sale program, creating conditions for a cyclical decrease of the public debt, while the primary result gradually improves. In 2021, the Congress approved another round of temporary emergency expenditure to combat the economic effects of the COVID-19 pandemic, in exchange for measures to reinforce the fiscal adjustment framework that will help to limit mandatory expenditure growth and to keep the ceiling on public spending feasible in the years ahead. The government also has a comprehensive reform agenda, the main examples being the Administrative Reform and the Tax Reform. However, these discussions were temporarily put on hold due the COVID-19 pandemic. If the government fails to persist with the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest rate (SELIC), resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee (the “COPOM”) was created on June 20, 1996 and is responsible for setting the SELIC interest rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. The SELIC rate reached 2.00% in August 2020 and remained at this level until February 2021. In March 2021, the Central Bank increased the SELIC rate by 0.75 percentage points to 2.75%. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the SELIC reaching historically low levels. 31

The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations across our business units. To the extent the COVID-19 pandemic adversely affects our business, liquidity, results of operations and financial condition, it will also have the effect of materially heightening many of the other risks described in this “Risk Factors” section. The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the B3 Exchange’s circuit breaker was triggered eight times in the month of March 2020 and the value of assets was negatively impacted. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop or even a halt in the activities of companies in various sectors that we transact with and otherwise serve. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit. In addition, there can be no assurance that the restrictive measures imposed by certain Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. On March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. In March 2021, Brazil registered 321,515 deaths from COVID-19. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns. Moreover, there can be no assurance that there will be no delays in COVID-19 vaccinations in Brazil, including as a result of supply shortages and delays on Brazilian regulatory approval of certain vaccines. The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future have, a negative impact on our performance across all our business units. Impacts on our business could be widespread, and material impacts may be possible, including but not limited to the following: Employees contracting COVID-19; Reductions in our operating effectiveness as our employees work from home or disaster-recovery locations; Unavailability of key personnel necessary to conduct our business activities, including a lack of qualified IT personnel to support remote working or combat any cyber risks; Unprecedented volatility in global financial markets and exchange markets; Reductions in revenue across our operating businesses and increased customer defaults; Closure of our offices or the offices of our clients; and 32

Potential regulatory scrutiny of our ability to adequately supervise our activities in accordance with applicable regulatory requirements. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers). Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called “Lava Jato” investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, our private banking vehicle in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may become parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau’s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or 33 criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. h) Regulation of the sectors in which the issuer operates Banking Regulation Risk Factors We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors will not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit cards’ facilities (“rotativo do cartão”) and overdrafts facilities (“cheque especial”) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank. Further caps on interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In 2021, the Brazilian Congress is expected to consider bills that increase the tax burden of the banking and financial services sectors and to put to vote a bill that will allow the execution of convictions after condemnation in the second instance court, both in the criminal and in the civil spheres, before the exhaustion of all available appeals. If signed into law, the bill may have an impact on the execution of tax debts proceedings of which the bank is part. In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hours armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could 34

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affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Risk Factor Our insurance operation is subject to regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures, such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. Accordingly, our insurance operations may be affected negatively by any penalties applied by SUSEP or ANS, as described above. Capital Market and Tax Regulations Risk Factors Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS, as issued by the IASB. 35

Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. To suspend the dividend payments, our Fiscal Council is required to furnish to the CVM an opinion on the matter along with a statement by our executives. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. Due to the COVID-19 pandemic, the CMN issued Resolution No. 4,820, amended by Resolution No. 4,885, establishing restrictions regarding the distribution by financial institutions of dividends and interest on capital. Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the way taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Currently, the Brazilian Congress is discussing a broad tax reform and there is no clarity as to when such reform may ultimately be enacted. If adopted, any such tax reform may affect our business by increasing our costs, limiting our profitability or having other impacts. Litigation Risk Factors Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. 36

The STF has issued a number of decisions in favor of the holders of savings accounts but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018 and the holders of savings accounts were able to adhere to its terms for a period of 24 months. As this period expired, the parties signed an addendum to the instrument to extend the adhesion period to include a greater number of saving account holders and, consequently, increase the termination of legal actions. In May 2020, the STF approved this addendum and granted a term of thirty months for new adhesions, which may be extended for another thirty months, conditioned to the number of account holders adhering throughout the first period. As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. j) Environmental and social (E&S) issues Environmental and Social Risks Factors We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses resulting from events of environmental and social origin related to our activities. CMN Resolution No. 4,327/2014 establishes requirements that must be observed in the establishment and implementation of the environmental and social responsibility policies applicable to financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation. 37

Environmental and social issues may affect our daily activities and the revenue of our clients, causing defaults, especially in case of serious environmental and social incidents, including climate risk as climate change poses relevant risks for the whole financial system. Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and rises in temperature and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we support the Task Force on Climate-related Financial Disclosures (TCFD) since 2017 and we are committed to implement its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks. These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage, which could also subject us to further reputational risks. Climate change may have adverse effects on our business The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from: (i) the physical risk of climate change and (ii) the risk of transition to a low carbon economy. The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite the uncertainty component related to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to higher nonperformance loans, write-offs and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damage due to weather events that result in increased costs for us. As the economy transitions to a low-carbon economy, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny of the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges. The impacts of climate change may also increase losses for those sensitive sectors, caused by the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition. 38

4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks. a) Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. b) Our market risk governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: Political, economic and market conditions; The profile of our portfolio; and Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; Increase transparency as to how the business works to optimize results; Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. c) Our market risk procedures and metrics In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. 39

Our market risk framework categorizes transactions as ‘Trading Book’ or ‘Banking Book’, in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM - mark to market); and Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. VaR – Consolidated Itaú Unibanco Holding Our consolidated VaR is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&Ls—Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation. The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. 40

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2020	Average	Minimum	Maximum	December 31, 2019
				(In millions of R$)				
Group of Risk Factor								
Interest rate	614	292	1,961	431	816	652	960	813
Currencies	20	9	71	24	28	11	59	11
Equities	23	9	49	30	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Diversification effect (2)				(263)				(576)
Total	**282**	**166**	**763**	**223**	**334**	**209**	**472**	**278**

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2020, our average global VaR (Historical Simulation) was R$282 million, or 0.2% of our consolidated stockholders' equity as of December 31, 2020, compared to our average global VaR (Historical Simulation) of R$334 million as of December 31, 2019 or 0.2% of our consolidated stockholders' equity as of December 31, 2019.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$42.0 million as of December 31, 2020, compared to R$44.0 million as of December 31, 2019 and to R$48.4 million as of December 31, 2018.

Trading Book VaR(1)	Average	Minimum	Maximum	December 31, 2020	Average	Minimum	Maximum	December 31, 2019
			(In millions of R$)					
Group of Risk Factor								
Interest rate	38.0	12.3	146.6	20.7	25.1	11.6	43.8	34.5
Currencies	14.5	6.0	61.4	14.5	21.1	6.4	48.4	6.4
Equities	19.7	5.8	61.4	15.4	21.8	6.0	47.0	14.4
Commodities	1.8	0.7	5.8	1.1	1.9	0.5	6.1	1.0
Diversification effect (2)				(8.2)				(12.9)
Total	**42.0**	**20.9**	**138.2**	**43.5**	**44.0**	**25.2**	**84.9**	**43.4**

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analyses for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

Exposures		Trading Portfolio (1) December 31, 2020			Trading and Banking Portfolios (1) December 31, 2020		
Risk Factors	**Risk of varitions in:**	**Scenario I**	**Scenario II**	**Scenario III**	**Scenario I**	**Scenario II**	**Scenario III**
				(In millions of R$)			
Interest Rate	Fixed Income Interest Rates in reais	-	(12.6)	(24.7)	(7.4)	(731.9)	(1,435.6)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0.5	0.6	4.0	(5.4)	(224.6)	(430.0)
Foreign Exchange Rates	Prices of Foreign Currencies	(3.8)	(69.4)	112.6	(0.7)	(49.3)	123.9
Price Index Linked	Interest of Inflation coupon	(0.7)	(36.7)	(72.7)	(0.9)	(215.3)	(516.2)
TR	TR Linked Interest Rates	-	-	-	1.1	(67.9)	(161.9)
Equities	Prices of Equities	0.7	16.4	3.3	9.3	(197.7)	(425.2)
Other	Exposures that do not fall under the definitions	-	(11.0)	(33.3)	(0.1)	(11.3)	(34.4)
Total		**(3.3)**	**(112.7)**	**(10.8)**	**(4.1)**	**(1,498.0)**	**(2,879.4)**

(1) Amounts net of tax effects.

41

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices; Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Interest Rate Sensitivity Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities. Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds. The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise. These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our “CSRML” analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details about the position of our interest-bearing assets and liabilities as of December 31, 2020. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions. LIBOR Transition In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBOR rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil. Among its actions over the past two years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee (ARRC) to further monitor the subject. Throughout 2020, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including systems changes to the new rate methodologies for both new transactions and for the current portfolio, which are still pending. We have also adhered, in February 2021, to the IBOR Fallbacks Protocol of the International Swaps and 42

Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. The Itaú Unibanco Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into: Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models; Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The regulatory VaR model had two backtesting exceptions in the 250 business days ended December 31, 2020. 4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating: For the purpose of this item, Itaú Unibanco adopts as materiality criteria operations with amounts higher than R$772.6 million, which represents 0.5% of the Issuer’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020). Civil, tax and labor contingencies are the subject matter of a provision whenever loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have material adverse effect on our business, financial position or results of operations. 43

Civil Proceedings Case No. 2005.70.00.027997-3 a. Court: 6th Federal Lower Court - Curitiba (state of Paraná) b. Jurisdiction: Federal Supreme Court (STF) c. Filing date: 10/13/2005 d. Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs Federal Government, Central Bank of Brazil, and Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount). f. Main facts: Plaintiffs seek compensation for damage allegedly incurred by the State of Paraná as a result of inaccurate evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. Privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of privatization, tax credits were valued by independent banks. The was dismissed, definitively, unfounded and the motion will be closed with favorable result. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of amount corresponding to the tax credits. Case No. 2000.51.01.030509-7 a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region c. Filing date: 11/21/2000 d. Parties to the proceedings: Federal Public Prosecution Office vs Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public interest civil action involving aspects of Banerj’s privatization process. The so called “B Account” (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of the account is to ensure the refund to the purchaser of Banerj, which was awarded in lawsuits based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office seeks the partial nullity of the agreement that authorized the transfer of the amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn through allegedly unlawful procedures adopted for the settlements of labor claims filed by Banerj’s former employees. There was groundless judgment, recognizing the legality of the constitution of “Account B” and of the agreements signed, but the TRF annulled this sentence due to lack of subpoena from the Union. The Bank presented embargoes of declaration against the annulment and awaits its judgment by the TRF itself. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from the “B Account”. 44

Case No. 2003.51.01.028514-2 a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region c. Filing date: 12/05/2003 d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manoel Antonio Granado, and Otávio Aldo Ronco. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public interest civil action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the setup and use of the so-called “B Account” (an escrow account). In these proceedings, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the failure to file the applicable appeals). For this reason, they request that any withdrawal from the “B Account” be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. The TRF has ruled to uphold the judgment for defendant. This ruling was later annulled because the Public Prosecution Office was not served with notice. The TRF would retrial the case. After retrying the case, the TRF has decided to declare the judgment null due to the failure to serve the Federal Government with notice. The Bank presented embargoes of declaration against the annulment and awaits its judgment by the TRF itself. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 0003056-02.2003.8.26.0200 a. Court: 2nd Civil Lower Court of Itapira (State of São Paulo) b. Jurisdiction: Appellate court - Appellate Court of the State of São Paulo (TJSP) c. Filing date: 08/06/2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs Itaú Unibanco e. Amounts, assets or rights involved: R$10,423,898,718.17 (December 2020). f. Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted including interest in the same proportion as it had been charged by the bank. Regarding the liquid amount calculation, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo overturned this judgment and excluded capitalization, reducing the award amount. The plaintiff filed a motion for clarification, which was denied. The plaintiff has filed a special appeal, to which the bank has filed appellee’s brief. The TJSP admitted the appeal presented by the Author and there will be its remittance for consideration and judgment by the Superior Court of Justice. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining risk of remote loss is R$10 billion. 45

Case No. 0012488-09.2002.8.14.0301 and 0035211-78.2002.8.14.0301 a. Court: 5th Lower Court of Belém (State of Pará) b. Jurisdiction: Appellate court - Appellate Court of the State of Pará (TJPA) c. Filing date: 03/18/2002 and 10/14/2002 d. Parties to the proceedings: Rondhevea Administração e Participações Ltda. vs Itaú Unibanco and Itaú Corretora de Valores Mobiliários e Câmbio e. Amounts, assets or rights involved: R$6,425,864,693.73 (December 2020). f. Main facts: Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú allegedly sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff’s authorization. In a final and unappealable decision, Itaú was ordered to compensate the plaintiff in an amount corresponding to shares and respective accessory obligations. Upon calculating the number of shares, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 to 1 share, and thus determined the value of R$4 billion. Although the expert appraisal report was approved, the Appellate Court has suspended this decision and now the process awaits the calculation of the effectively due amounts to be completed. Also pending is the trial of claims by the Bank at the Disciplinary Board of Courts, the National Council of Justice (CNJ), in addition to the trial of a motion to recuse the judge. Itaú has deposited in court the amount it understands as due, which corresponds to the price of shares and accessory obligations, considering the reverse split in March 1987 (R$895,004.60 – October 2020). g. Chance of loss: Probable (R$957,125.77) and Remote (R$6,424,907,567.96) h. Analysis of impact in the event of an unfavorable decision: To pay compensation corresponding to the value of shares and respective accessory obligations. Tax claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosure Court of São Paulo b. Jurisdiction: Lower court –Municipal Tax Foreclosure Court of São Paulo c. Distribution date: 11/30/2005 d. Parties to the proceedings: City of São Paulo vs Banco Itauleasing S/A (formerly Cia Itauleasing de Arrendamento Mercantil) e. Amounts, assets or rights involved: R$3,455,832,621.96 (December 2020). a. Main facts: Tax foreclosure filed by the City of São Paulo for collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Appellate Court of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to the denial of a fair opportunity to be heard (final and unapeallable decision on June 16, 2014). The case was remanded to the original court so that the expert evidence required by the Bank be produced and a new judgment be rendered. Expert evidence submitted. Waiting decision. b. Chance of loss: remote. c. Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged. 46

Case No. 16327.720550/2014-18 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06/26/2014 d. Parties to the proceedings: Federal Revenue Service vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,225,217,041.98 (December 2020). f. Main facts: Tax assessment notice requiring the payment of social security contribution (employers’ and third parties’ shares) on payments made as profit sharing and hiring bonus in 2009 and 2010. On April 14, 2020 the Bank was served notice of the CSRF’s ruling dismissing the special appeal filed by the Bank. The portion of the bonus-related debt is under discussion in connection with Action for Annulment No. 5010871-512019.403.6100 filed on June 17, 2019, whose claim was granted on February 7, 2020. It is currently pending trial of the appeal filed by the Federal Government. Regarding the discussion involving profit sharing, we have filed a writ of mandamus and were granted a preliminary injunction to suspend the payment. g. Chance of loss: Possible (R$1,153,935,317.31) and Probable (R$71,281,724.67) h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 5013052-25.2019.403.6100 a. Court: 25th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo) b. Jurisdiction: Lower court – Federal Courts of the State of São Paulo (JFSP) c. Filing date: 12/05/2014 d. Parties to the proceedings: Federal Revenue Service vs Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,311,798,272.23 (December 2020). f. Main facts: Tax assessment notice requiring the payment of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the basis that a portion of the goodwill determined in the operation for the integration of the Itaú and Unibanco groups would had been irregularly amortized from the fiscal standpoint. A separate fine is required due to the non-payment of monthly amounts. With respect to merits, the action for annulment No. 5013052-25.2019.403.6100 filed on July 27, 2019, currently pending at the 25th Federal Civil Court of São Paulo (JFSP) and secured by a bank guaranty is in the expert evidence phase. With respect to the separate fine, after being served with the sentence that dismissed the special appeal, Lawsuit No. 5002388-95.2020.403.6100 was filed on February 14, 2020, with a preliminary injunction being granted on March 4, 2020 to suspend the credit enforceability upheld by the judgment granting the relief on June 8, 2020. g. Chance of loss: Possible. h. Analysis of impact in the event of an unfavorable decision: loss of the amount challenged. Case No. 5015701-60.2019.4.03.6100 a. Court: 10th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo) b. Jurisdiction: Lower court – Federal Courts of the State of São Paulo (JFSP) c. Filing date: 12/22/2015 d. Parties to the proceedings: Federal Revenue Service vs Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,211,548,644.17 (December 2020). f. Main facts: Tax assessment notice related to Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for calendar years 2010, 2011 and 2012, on the grounds of disallowance of operating expenses (expenses on interbank deposits related to investments in ID/Fixed rate funds made by Unibanco, which invested funds derived from the full subscription of capital increase carried out by Itaú). The voluntary appeal and the mandatory review were denied. Final administrative decision was served on June 21, 2019. In relation to merits, Action for Annulment No. 5015701-60.2019.4.03.6100 was filed on August 27, 2019, and is currently pending at the 10th Lower Court of the JFSP. An interlocutory relief was granted on October 3, 2020. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: loss of the amount challenged 47

Case No. 16327.720680/2013-61 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06/25/2013 d. Parties to the proceedings: Federal Revenue Service vs Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$29,003,652,445.43 (December 2020). f. Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and social contribution (CSLL) for fiscal year 2008, arising from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision for the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Revenue Service was suspended by CARF until the trial of Writ of Mandamus No. 1017987-56.2017.4.01.3400 filed against the admissibility of the special appeal lodged by the Federal Revenue Service. The preliminary injunction was granted on December 14, 2017. The Writ of Mandamus was granted on July 18, 2018 recognizing the illegality of the special appeal related admissibility order. The appeal filed by the Federal Government is awaiting trial. Note: In August 2018, the Request for suspending preliminary injunction/judgment - SLAT No. 1019448- 44.2018.4.01.0000, filed by the Federal Government, was granted. Against this decision, an internal interlocutory appeal was filed with a request for relief with suspensive effects, which was entertained by the Federal Regional Court of the 1st Region (TRF 1) on October 17, 2018. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 5026528-67.2018.4.03.6100 a. Court: 7th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 11/14/2013 d. Parties to the proceedings: Federal Revenue Service vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,939,822,684.94 (December 2020). f. Main facts: Payment of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required due to an alleged capital gain arising from the merger between the Itaú and Unibanco conglomerates. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018 we filed the action for annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Court of São Paulo. Interlocutory relief was granted in connection with this action on October 26, 2018; the claim was granted on October 2, 2020. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: loss of the amount challenged Case No. 16327.720004/2018-01 a. Court: Administrative proceeding (pending at the Federal Revenue Service) b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 01/18/2018 (receipt date of the assessment notice) d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A e. Amounts, assets or rights involved: R$1,532,559,674.14 (December 2020). f. Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. CARF has partially granted the voluntary appeal filed by the company, as it cancelled the aggravated fine and upheld the expiration of the preemptive period, but upheld the collection with respect to the matter subject to merits. The Federal Government has filed a special appeal, which was partially granted with respect to the expiration 48 of the preemptive period. Itaucard has also filed a special appeal to discuss the merits. We are awaiting CSRF’s ruling on the matter. g. Chance of loss: Possible (R$1,202,335,887.84) and Remote (R$330,223,786.30) h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.720946/2018-81 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A. e. Amounts, assets or rights involved: R$11,319,424,548.46 (December 2020). f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2015) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF’s ruling on the voluntary appeal filed. g. Chance of loss: remote (R$8,067,629,946.70) and Possible (R$3,251,794,601.75) h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.720945/2018-36 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A. e. Amounts, assets or rights involved: R$1,997,644,944.19 (December 2020). f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2015) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF’s ruling on the voluntary appeal filed. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.720774/2018-45 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 10/26/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,808,268,270.20 (December 2020). f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2013) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF’s ruling on the voluntary appeal filed. g. Chance of loss: Possible (R$954,721,503.68) and Remote (R$1,853,546,766.52) h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. 49

Case No. 16561.720086/2018-11 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 11/14/2018 d. Parties to the proceedings: Federal Revenue Service vs Redecard S/A e. Amounts, assets or rights involved: R$7,413,015,944.96 (December 2020). f. Main facts: Tax assessment notice levied on Redecard arising from the disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and another separate fine levied on the grounds of non-payment of monthly estimates for the 2013 to 2015 period. The Administrative lower court has partially granted the objection filed, and Redecard has filed a voluntary appeal against the upheld portion of the assessment and the mandatory review related to the portion discharged. It is currently awaiting trial of voluntary appeal and mandatory review. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.720188/2019-81 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court c. Filing date: 02/27/2019 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,199,116,346.02 (December 2020). f. Main facts: Tax assessment notice aimed at the payment of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and hiring bonus. It is currently awaiting trial of the objection filed. g. Chance of loss: Probable (R$44,012,456.62), Possible (R$547,304,690.58) and Remote (R$607,799,198.82). h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 5009809-44.2017.4.03.6100 a. Court: 10th Federal Civil Court of São Paulo b. Jurisdiction: Appellate court – Federal Regional Court (TRF) of the 3rd Region c. Filing date: 02/01/2012 d. Parties to the proceedings: Federal Revenue Service vs Unibanco União de Bancos Brasileiros S/A e. Amounts, assets or rights involved: R$763,713,974.46 (December 2020). f. Main facts: This is initially an infraction notice (16327.720115 / 2012-13) requiring the payment of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for calendar year 2007 arising from alleged excess distribution of interest on capital in prior years. Administrative proceeding was rendered a final unfavorable outcome at CARF in 2017. The company filed a judicial remedy, which was granted (July 10, 2018), and a favorable appellate decision at the Federal Regional Court (TRF) of the 3rd Region (September 10, 2019). We are currently awaiting the trial of the special appeal filed by the Federal Government. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. 50

Case No. 16327.721221/2019-91 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court c. Filing date: 12/30/2019 d. Parties to the proceedings: Federal Revenue Service vs Banco Itaucard S/A e. Amounts, assets or rights involved: R$890,552,901.85 (December 2020). f. Main facts: Tax assessment notice for payment of corporate income tax (IRPJ) and social contribution (CSLL) for calendar year 2014 on the grounds of disallowance of losses incurred by Banco Itaucard in derivative operations with Itaú Unibanco S/A, in addition to aggravated fine (150%). The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF’s ruling on the voluntary appeal filed. g. Chance of loss: Possible (R$656,133,966.29) and Remote (R$234,418,935.57). h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.721240/2019-17 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court c. Filing date: 12/30/2019 d. Parties to the proceedings: Federal Government vs Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1,103,718,107.18 (December 2020). f. Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721239/2019-92 about the same subject matter challenged. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF’s ruling on the voluntary appeal filed. g. Chance of loss: Possible (R$123,365,958.79) and Remote (R$980,352,148.40). h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.721172/2019-96 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court c. Filing date: 12/16/2019 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,032,899,576.94 (December 2020). f. Main facts: Tax assessment notice for social security tax due and third parties on payments made in 2015 in connection with profit sharing, hiring bonus, meal voucher and food allowance. It is currently awaiting trial of the objection filed. g. Chance of loss: Possible (R$361,426.39) and Remote (R$1,032,538,150.55). h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 1000510-36.2021.8.26.0462 a. Court: Court of the Judicial District of Poá (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 03/17/2021 d. Parties to the proceedings: City of São Paulo vs Banco Itaucard S/A e. Amounts, assets or rights involved: R$4,538,269,425.74 (December 2020). 51

f. Main facts: Tax assessment notices to challenge the place of collection of service tax (ISS) on credit card and lease operations. After unfavorable decision at administrative level, we filed an action for annulment to obtain a statement on existing taxable judicial relationship with the city of Poá and annul the tax assessment notices in São Paulo. Trial is pending. g. Chance of loss: Possible (R$2,267,853,799.77) and Remote (R$2,270,415,625.97) h. Analysis of impact in the event of an unfavorable decision: loss of the amount challenged Case No. 16561.720011/2020-46 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court c. Filing date: 04/15/2020 d. Parties to the proceedings: Federal Government vs Redecard S.A. and others. e. Amounts, assets or rights involved: R$6,464,393,616.20 (December 2020). f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and another separate fine levied on the grounds of non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and presumed joint and several liability. We currently await CARF’s ruling on appeals. g. Chance of loss: remote. h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. Case No. 16327.720779/2014-44 a. Court: Tax Foreclosure Court of São Paulo b. Jurisdiction: Lower court c. Filing date: 08/25/2014 d. Parties to the proceedings: Federal Government vs Banco Itaú BBA S/A e. Amounts, assets or rights involved: R$731,088,760.93 (December 2020). f. Main facts: Tax assessment notice aimed at the payment of social security tax due on payments of employee and management profit sharing in 2010 and 2011. After the end of proceedings at administrative level, the tax foreclosure No. 5015498-12.2020.403.6182 was received and insurance as debt guarantee was pledged. We are currently awaiting the start of the time to file a motion to stay execution. g. Chance of loss: Possible (R$707,906,142.73) and Probable (R$23,182,618.20) h. Analysis of impact in the event of an unfavorable decision: loss of the amount challenged. Case No. 16327.721356/2020-90 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court c. Filing date: 12/10/2020 d. Parties to the proceedings: Itaú Unibanco vs Federal Government e. Amounts, assets or rights involved: R$2,347,814,336.43 (December 2020). f. Main facts: Tax assessment notice received on December 10, 2020 requiring the payment of social security contribution on payments made as profit sharing, partners’ program, hiring bonus, meal vouchers and food allowance in tickets in 2016. On January 11, 2021, the company filed an objection, which is pending trial at DRJ. g. Chance of loss: Probable (R$68,192,425.81), Possible (R$1,578,166,026.78) and Remote (R$701,455,883.83). h. Analysis of impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts. 52

Labor claims No labor claims in the period, under the materiality criteria set for this document. Administrative proceeding Case No. 08700.008182/2016-57 a. Court: Brazilian antitrust agency (CADE) b. Jurisdiction: Administrative Lower Court – General Superintendency of the Brazilian antitrust agency (CADE) c. Filing date: Publication in the Federal Official Gazette on December 8, 2016. d. Parties to the proceedings: CADE ex Officio vs Banco Itaú BBA S.A and others e. Amounts, assets or rights involved: In accordance with Law No. 12529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the calculation basis applicable, as well as of the significant wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of unfavorable decision. f. Main facts: Administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anti-competition conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. The practices under investigation would have been engaged in Brazil by financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: payment of fine. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress on December 31, 2020 that are material in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the claims described in item 4.3. is R$206,669,225.30 for tax claims and R$957,125.77 for civil proceedings. 4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing: The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders. Additionally, the Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries. 53

Case No. 000.00.643149-6 a. Court: 8th Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) b. Jurisdiction: Appellate court c. Filing date: 11/27/2000 d. Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and João Antonio Lian vs Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: This lawsuit seeks the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, relative to years 1998 and 1999, and (i) the non-approval of the financial statements and the acts arising therefrom, in particular the credit agreements entered into by Banco Bandeirantes and Portonovo, that shall be annulled, revoking corresponding effects; and (ii) the reimbursement of damage caused to the plaintiffs due to the said credit agreements. The claim was denied and this decision was upheld by the Superior Court of Justice (STJ). g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: Iliquid sum Case No. 51718900-0 a. Court: 39th Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 02/17/2000 d. Parties to the proceedings: Estate of Yerchanik Kissajikian vs Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Action whereby the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of the damage sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing power and causing the reduction of the stockholders’ equity as a result of sales of assets at incompatible amounts. The claim was deemed groundless by the lower court. The appellate decision by the TJSP upheld the judgment for defendant. A special appeal is awaiting trial. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: Iliquid sum 54

Case No. 583.00.2001.076875-7 a. Court: 3rd Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 07/05/2001 d. Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Judgment for the defendant and upheld by the TJSP. A special appeal is awaiting trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Iliquid sum Case No. 583.00.2009.229.838-5 a. Court: 39th Civil Lower Court of the Central Court House of the Judicial District of the capital city of São Paulo (State of São Paulo) b. Jurisdiction: Appellate court c. Filing date: 02/05/2010 d. Parties to the proceedings: S/A Philomeno Indústria e Comércio, and Panamá Empreendimentos e Participações vs Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Stockholder seeks compensation for damage on the grounds of having been precluded from exercising its right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of the State of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time barred. Special appeal filed by the plaintiff was denied. An interlocutory appeal filed against the special appeal is awaiting trial. interlocutory appeal filed against the special appeal denied. Final and unappealable decision for the bank and the action was closed in February 2021. g. Chance of loss: remote h. Analysis of impact in the event of an unfavorable decision: Iliquid sum 4.4.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.4 No provision is recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote. 4.5. With respect to the significant confidential proceedings to which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved The Issuer and subsidiaries are not party to any confidential proceedings that are considered significant. 55

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively significant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

a) **Amounts involved**
b) **Action carried out by the issuer or its subsidiary that gave rise to this contingency**

4.6.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.6

The Issuer is not a party to any repetitive or related legal, administrative or arbitration proceedings that are collectively significant.

In the normal course of business, the Issuer's subsidiaries are party to legal and administrative proceedings that are collectively significant and whose types of contingency are detailed in the table below:

R$ million

AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	**8,015**	Contingencies are related to individual or collective lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, and transfer allowances.
Civil	**3,511**	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damage and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings accounts in connection with economic plans implemented in the 1980s and 1990s as a measure to combat inflation[1].
Tax[2]	**6,603**	Tax provisions are related to lawsuits in which we discuss the legality and unconstitutionality of legislation in force. These lawsuits, which the conglomerate classifies as legal liabilities, refer particularly to challenges to the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which likelihood of loss is classified as probable, with main discussions about the non-levy of social security contributions on profit sharing and of tax service (ISS) on certain revenues.

[1]Although ITAÚ UNIBANCO HOLDING has complied with the rules then in effect, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions when it is summoned and also when individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to savings account holders, but has not consolidated its understanding regarding the constitutionality of economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion. In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervised by the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aimed at settling lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018 by the Plenary Session of the Federal Supreme Court (STF) and, as from May 22, 2018, savers may adhere to its terms for a 24-month period, with the subsequent settlement of lawsuits. As this period has come to an end, the parties have entered into an amendment to the agreement to extend the adherence period so that a larger number of savers can join in and, as a result, the number of lawsuits ultimately settled increases. In May 2020, STF approved this amendment and granted a thirty (30) month period for new adherences, and this period may be extended for other thirty (30) months, conditioned on the accountability of the number of adherences over the first period.

[2] The amounts provided for in connection with the tax contingencies stated herein do not include amounts for the cases with probable likelihood of loss already stated in item 4.3 of this Form.

4.7. Describe other significant contingencies that are not included in the previous items

No amounts involved in tax and social security lawsuits whose likelihood of loss is possible are provided for. The amounts involved in key tax and social security lawsuits whose likelihood of loss is possible, whose total risk is estimated at R$31,330 million, are as follows:

56

R$ million Tax Issue Amount INSS Non-compensatory amounts: we defend the non-levy of contribution on non-wage amounts, and among them we highlight: profit sharing and stock option plans. 6,303 IRPJ/CSLL/PIS/COFINS Funding expenses: We challenge the deductibility of funding expenses (DI) related to funds capitalized among the Group companies. 4,857 ISS Banking activities: We challenge the levy and/or place of payment of ISS for certain banking revenues. 3,991 IRPJ and CSLL Goodwill - Deduction: We challenge the deductibility of goodwill on acquisition of investments with expected future profitability. 3,398 IRPJ/CSLL/PIS/COFINS Request for offset rejected: Cases in which liquidity and certainty of offset credit are analyzed. 1,642 PIS and COFINS Reversal of revenues from excess depreciation: the accounting and tax treatment granted to PIS and COFINS upon settlement of lease operations is discussed. 1,346 IRPJ and CSLL Disallowance of losses: The amount of tax loss and/or tax loss carryforwards calculated by the Federal Revenue Service for tax assessment notices, which are still pending a final decision, is challenged. 1,188 IRPJ and CSLL Deductibility of derivative expenses: deductibility of losses calculated on sale of financial derivative contracts is challenged. 656 4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify: a) Restrictions imposed on the exercise of political and economic rights Not applicable; Brazil is the Issuer’s country of origin. b) Restrictions on outstanding securities and their transfer Not applicable; Brazil is the Issuer’s country of origin. c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation Not applicable; Brazil is the Issuer’s country of origin. d) Cases where the holders of securities have the preemptive right to subscribe shares, stock backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable Not applicable; Brazil is the Issuer’s country of origin. e) Other issues of interest to investors Not applicable; Brazil is the Issuer’s country of origin. 57

ITEM 5 – RISK MANAGEMENT AND INTERNAL CONTROL POLICY 5.1. In relation to the risks indicated in item 4.1, inform: a) whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy We have a governance process set for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows: Policies (1) Approving body Date of approval Capital Management Credit Risk Management and Controls Integrated Management of Operational Risk and Internal Controls Liquidity Risk Management and Control Market Risk Management and Control Compliance Policy Board of Directors 07/03/2020 07/03/2020 07/03/2020 02/06/2020 02/06/2020 05/19/2020 (1) Available for consultation on website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. b) the objectives and strategies of the risk management policy, if any, including: i. risks that are intended to be hedged Risk Description Credit risk Risk of losses associated with the failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in contracts; value loss of a credit agreement resulting from downgrade in borrower’s, issuer’s or counterparty’s credit rating; reduction in gains or income; benefits granted upon subsequent renegotiation; or debt recovery costs. Operational risk Possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events affecting the achievement of strategic, tactical or operational objectives. It includes the legal risk associated with inadequate or flawed contracts signed by the institution, as well as penalties due to noncompliance with applicable laws and compensation for damage to third parties arising from the activities undertaken by the institution. Internally we classify these exposures to risk into the following categories: Internal fraud; External fraud; Labor claims and poor security in the workplace; Poor practices related to clients, products and services; Damage to own physical assets or assets in use; Disruption to our activities; Failures in information technology systems; and Failures in performance, compliance with deadlines or management of our activities. 58

Liquidity risk Likelihood that the institution will fail to effectively honor its expected and unexpected obligations, current and future, including those arising from commitments to guarantees, without affecting its daily operations or incurring significant losses. Market risk Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to fluctuations in foreign exchange and interest rates, price indices, equity and commodity prices. Other risks Description Insurance, pension plan and premium bond risks Products that make up the portfolios of our insurance companies are related to life and property and casualty insurance lines, as well as pension plans and premium bonds. Accordingly, we understand that the main risks inherent in these products are as follows: Underwriting risk, that is, the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; Market risk; Credit risk; Operational risk; and Liquidity risk. Environmental and Social (E&S) risk Possibility of losses due to exposure to E&S events arising from the performance of our activities. Regulatory or compliance risk Risk associated with sanctions of any type, financial losses or damage to reputation, arising from failure to comply with external or internal standards, commitments with regulatory bodies, self-regulation codes, technical standards or codes of conduct in connection with our activities. Model risk Risk arising from the improper model development or maintenance, such as adoption of inaccurate assumptions or improper use or application of such models. Country risk Risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where these parties are located. Business and strategy risk Risk of adverse impact, on finance results or capital. of faulty strategic planning, poor strategic decisions or inability to implement proper strategic plans and/or changes in the business environment. Reputational risk Risk arising from internal practices, events of risk and external factors that may generate a negative perception of us among clients, counterparties, stockholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and lead to financial losses, in addition to adversely affecting our capability to maintain existing commercial relations, start new business or continue to have access to sources of funding. ii. Instruments used for hedging purposes Undertaking and managing risks is one of our activities and to this end we must have well-established risk management objectives. Accordingly, risk appetite defines the nature and level of the risks acceptable to us and the risk culture guides the required attitudes to manage them. We invest in robust risk management processes that are the basis for strategic decisions to ensure business sustainability and maximize stockholder value creation. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define global objectives that are translated into targets and thresholds for the business units that manage risks. Control and capital 59 management units, in turn, support our management through capital and risk monitoring and analysis processes. The principles that provide the risk management and risk appetite foundations, as well as guidelines on how our employees should act in relation to their daily decision-making, are as follows: Sustainability and customer satisfaction: Our vision is to be a leading bank in sustainable performance and customer satisfaction, and therefore we are concerned about creating shared value for employees, customers, stockholders and society to ensure business continuity. Itaú Unibanco is engaged in doing only business that is good for customers and for the institution; Risk culture: Our risk culture goes beyond policies, procedures and processes, as it strengths the individual and collective responsibility of all our employees to manage and mitigate risks consciously, respecting the ethical way of doing business; Risk pricing: We operate and assume risks in business that we know and understand, and we avoid those that are unknown or do not provide competitive edge, as we carefully assess risk-return ratios; Diversification: We have low appetite for volatility in results and, accordingly, operate with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; Operational excellence: We want to be a agile bank, with a robust and stable infrastructure in order to offer prime quality services; Ethics and respect to regulation: At Itaú Unibanco, ethics is non-negotiable and, for this reason, we promote an institutional environment of integrity, guiding our employees to cultivate ethics in relationships and in business, as well as respecting rules and looking after our reputation. The CMN Resolution 4,557/2017, which provides for the structure of risk and capital management framework, with which we must comply, highlights the implementation of a continuous and integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS), and the stress test program, the constitution of a Risk Committee and the appointment, before BACEN, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements. Our risk appetite establishes the types and levels of risk acceptable to us. 60

In addition to the adoption of risk management, risk appetite and risk culture principles, we describe below the procedures used specifically to protect against the risks mentioned in item 5.1.b.i) above. Credit Risk The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, considering approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others; and also takes into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to our individuals, small and medium companies, credit ratings are assigned based on statistical models (in the early stages of our relationship with a customer) and behavior score models (used for customers with whom we already have a relationship). For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are continuously monitored for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral. To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. 61

The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, so that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution 3,721, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad. Loan Approval Process Extensions of credit are approved based on policies at the business unit level, determined in accordance with the criteria of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market. The business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds. The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective. Individual Assessment based on: Internal credit score to define product line Documentation: Client’s signature Personal identification Proof of income pro-approved credit for risk profile within the cut-off threshold and parameters established Credit not pre-approved is reviewed through a traditional process by a credit expert Credit card Assessment based on: Prequalification phase with internal or market restrictive filters Credit amount takes into consideration the client’s risk and the applicants’ income Personal loans Assessment based on: Income level Internal client credit rating Definition of customers who will be granted loans: Loan amount Number of installments Amount for monthly installments Payroll loans to account-holding or non-account holding clients Documentation: Personal identification Proof of payroll Proof of residence Proof of the bank account where the client receives payroll benefits If the salary is deposited with Itaú, this documentation is not necessary Fixed installments are directly deducted from the borrower’s payroll Law for public sector employees: 35% of a payroll load borrower’s net income 5% should be devoted exclusively to credit cards Law for private sector employees: 30%, with no additional limit for credit cards Vehicle financing Partner car dealers Branches and digital channels Fixed interest rate is set based on the credit rating Assessment based on: Client’s internal credit rating Terms and conditions of the transaction Mortgage loans Credit assessment bases on: Income to be committed to loan repayment Internal client rating Maximum LTV 62

Foreign units Individual Assessment based on: Internal credit score to define limit Documentation: Client’s signature Personal identification Proof of income Foreign units Corporate Assessment based on: Economic and financial analysis of the client Credit granting in our subsidiaries operating outside Brazil follows the same corporate governance and policies described before. The Chief Risk Officer of each subsidiary is responsible for its own credit portfolio. Credit policies, as well as credit approvals are managed by the subsidiary up to a certain approval authority level, determined by the holding company, according to the characteristics of each subsidiary. The subsidiaries’ credit portfolios and certain polices are monitored by the Holding Company, ensuring proper consistency throughout the Group. Credit to very small and small companies Assessment based on: Revenues Business risk assessment Financial condition of the company’s stockholders or partners Documentation: Company’s governing documents Proof of revenues Information on the partners or stockholders Pre-approved credit for risk profile within the cut-off threshold and parameters established Credit not pre-approved is reviewed through a traditional process by a credit expert Credit to middle-market and large companies Assessment based on: Financial condition of such companies and any corporate groups to which they being On-site meetings Inquiries into credit protection services History, financial capacity and adequacy of the requested transaction Market conditions, analysis of the economic sector in which the company operates Commensurate environmental and social assessment to the company’s sector Proposed maximum credit amount: Submitted to the appropriate credit authorization levels depending on the amount involved Interest rates: Fixed or variable depending on the product that is chosen by the client within the credit limit approved Please see “Note 32 – Risk and Capital Management, 1.1 Collateral and policies for mitigating credit risk”, to our audited consolidated financial statements for further details about our risk mitigating instruments. Operational Risk Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. We have a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives. 63

Procedures and Key Indicators Crisis Management and Business Continuity The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products. Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into four key elements: Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods; Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 187 contingency dedicated seats that are fully equipped to meet the needs of critical business units with some technical dependency and the major part are performed from remote work (home office) in emergency situations; Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas. In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution: Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined; and Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Our Corporate Business Continuity Policy is available at our Investor Relations website > www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Liquidity Risk Our liquidity risk control is managed by an independent area and is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by an independent validation, internal controls and audit departments. Procedures and Key Indicators In accordance with the requirements of Central Bank regulations, we report monthly our Liquidity Risk Statements (DLR and DLP). Besides, the following items are periodically produced and submitted to the senior management for monitoring and decision support: 64

Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite; Contingency plans for potential crisis, which contains procedures ordered by levels of execution, considering each countries’ characteristics; Reports of risk indicators; and Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects, considering the risk appetite. Liquidity Coverage Ratio (LCR)1 Our average liquidity coverage ratio (LCR) as of December 31, 2020 was 194.6 above the minimum limit of 100%, according to Central Bank regulations, effective as of January 1, 2019. Net Stable Funding Ratio (NSFR)2 As of December 2018, the net stable funding ratio (NSFR) started to be released, which closed the year of 2020 at 126.0%, above the minimum limit of 100%, according to Central Bank regulations, effective as of October 1, 2018. Market Risk In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Additional information regarding market risk protection instruments are described in item 5.2.b.iii) of this Reference Form. Other Risks Business and Strategy Risk We have implemented many mechanisms to ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involve the Risks and Finance Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Regulatory or Compliance Risk The regulatory or compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as integrity and 1 The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. We have diversified sources of funds, with a significant portion coming from the retail segment. The main sources resources are deposits, savings, issuance of bonds and acceptance resources. 2 The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. 65 ethics; and (vi) to report regulatory issues in operational and compliance risk forums, according to the structure of committees established in internal policies. Insurance Products, Pension Plan and Premium Bonds Risks In line with domestic and international practices, we have a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Model Risk The use of models can lead to decisions that are more accurate and therefore it is a major practice. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, we have improved our governance in relation to the development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Contagion Risk Contagion Risk is the possibility of losses occurring for entities that are part of the Itaú Unibanco Group as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. We have a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of contagion risk governance: related party audiences, mainly composed of controllers, controlled and related entities (as defined in Central Bank Resolution No. 4,693/18), and investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by us and third parties to whom we distribute products. Cybersecurity Management and Processes We consider cybersecurity and information security at the highest strategic level. Our Information Security department contributes to the security pillar by handling information and data. The purpose of this department is to safeguard our data and that of our clients and preserve the integrity, availability, and confidentiality of information, thus mitigating financial losses and reputational risk. Our cybersecurity information strategy is designed to prevent security incidents, minimize unavailability, protect integrity and prevent data leakage. It is based on strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our infrastructure, thus ensuring the security risk is managed and a safe foundation is built for an increasingly digital future. The information security strategy has been developed considering the global scenario, regulations and best practices and standards, in order to focus on establishing data protection for our customers. Our organization also maintains an effective security governance through executive committees and a set of information security policies. 66

Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems (IPS), firewalls, antiviruses and antispam systems. In order to reach this purpose, we use the strategy of protecting an expanded perimeter. Under this concept, information must be protected regardless of where it is located, within the bank infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also considers the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction. We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense (SOC — Security Operational Centers). Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary counter measures. In order to be successful in our information security defense strategy, we consider the culture of security as the basis to improve our information security program as well as the investment in awareness campaigns for employees and customers, so they remain prepared to identify and address inherent risks and threats. Environmental and Social Risk Environmental and social risk mitigation actions are carried out through mapping of processes, risks and controls, monitoring of new rules related to the theme and recording of occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. Governance for climate-related risks is embedded into our existing governance structure and is complementary to governance of our sustainability strategy. Our Sustainability and Social Environmental Responsibility Policy (PRSA) is available on our Investor Relations website. Environmental and social risk management is carried out by our business areas (i.e. first line of defense), which carry out the management in their daily activities, following the guidelines of PRSA, specific manuals and procedures, with specialized support and evaluation by dedicated technical teams located in the Corporate Compliance, Credit Risk and Modeling and Institutional Legal teams, which act in an integrated manner in the management of all dimensions of Social and Environment Risk linked to the activities of the conglomerate. As an example of specific guidelines for the management of this risk, the governance for approval of new products and services applicable to our business units include environmental and social risk in their assessment, ensuring compliance with this requirement in the process of approving new products as well as with specific environmental and social processes applicable to our operations (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Credit and Modeling Risk, by Internal Controls, and by Compliance, through the Corporate Social and Environmental Risk Management, which supports and guarantees the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of risk management, controls and governance. The governance of Environmental and Social Risk also counts on the Environmental and Social Committee, whose main role is to evaluate and deliberate on institutional and strategic matters, as well as deliberate on products, operations, services, among others that involve the theme of environmental and social risk, including Climate Risk as climate change also poses relevant risks for the whole financial system. Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and temperature rise and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we have supported the TCFD since 2017 and we are committed to implementing its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks. Given the growing importance of an integrated approach for environmental and social risk management, in 2019, we increased our governance creating a new structure under the Compliance department: the Corporate Environmental and Social Risk Management unit. Such area has the mandate to strengthen the environmental and social risk governance, counsel on related matters, and to lead integrated reports to the high management. 67

We consistently pursue to evolve in environmental and social risk management, always attentive to challenges including those arising from regulations and from a changing stakeholders’ expectations. We have assumed and incorporated several national and international voluntary commitments into our governance aiming at continuously improving our integrated environmental and social risk management. We have committed with the Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), the Charter for Human Rights – Ethos, Equator Principles (EP), Global Impact, Carbon Disclosure Project (CDP), Brazilian GHG Protocol Program, National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase knowledge and governance of environmental and social risk have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indexes, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous prizes and recognitions which we have been awarded. Country Risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits. Reputational Risk We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our stakeholders. Our reputation depends on our strategy (vision, culture and skills) and derives from direct and indirect relationship between us and our stakeholders. Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks be identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and combat the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars: Policies and Procedures; Customer Identification Process; 68

Know Your Customer - KYC; Know Your Partner - KYP; Know Your Supplier - KYS; Know Your Employee - KYE; Evaluation of New Products and Services; Sanctions Compliance; Monitoring, Selection and Analysis pf Suspicious Operations or Situations Reporting Suspicious Transactions to Regulators and Authorities; and Training. This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, Risks and Capital Management Committee and the Anti-Money Laundering Committee. Our Illicit Acts Prevention and Combat Corporate Policy is available on our Investors Relation website. Politically Exposed Persons (PEPs) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level of approval prior to establishing any relationship with a PEP. COVID-19 Itaú Unibanco Holding monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. During this unprecedented health crisis, we are committed to reducing the transmission of COVID-19 not only at our facilities, but throughout the country and in the countries in which we operate, as we are aware of the importance of preventing the collapse of public health systems and private. iii. risk management organizational structure Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following committees are part of our risk and capital management governance structure: 69

Risk & Capital Management Committee (CGRC): supports our Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to: Decisions regarding our risk appetite, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk). Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements; Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur; Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance; Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and Fostering improvement in our Risk Culture. Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines. Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk. Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us. Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or 70 other features, such Credit Committees decide to submit to the CSC’s review. Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies. Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies. Superior Committee on Prevention of Money Laundering (CSPLD): summoned on demand, the Committee aims to analyze and deliberate on claims involving the opening / maintenance of transfers and other services / operations (M&A, credit granting, KYC exchange validation, among others) to bidders with greater exposure to money laundering risk. Superior Commission for Corporate Investment (CSIS): meeting on demand, its purpose is to evaluate temporary corporate investments of interest to the Investment Bank (DGA). Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above. Standards Committee (CN): meets at least quarterly (may be via Fast Track) and aims to approve / validate standards with the scope of the Standards Committee, being the minimum scope for approval of policies. Higher-level policies must be approved by the Normative Committee before proceeding to other forums. Technical Commission for Model Evaluation (CTAM): CTAM - Market: meets bimonthly or on demand, for approval and assessment of market risk models and pricing, based on the independent opinion of the model validation area, as well as suggesting and monitoring action plans for the validated models. Its main responsibilities are: to approve models related to the calculation of market risk and pricing, to decide whether or not to use market risk and pricing models, to approve, recommend, suggest and monitor the proposed action plans for the validated models and monitor the performance of the market risk model over time, determining new developments, if necessary. CTAM - Credit: recommend or veto the use of credit risk models based on an independent opinion from the model validation area, inform any risk points and monitor action plans. Its responsibilities are divided into Director Alçada (which meets monthly or on demand) and Superintendent Alçada. Capital Committee (CCAP): meeting at least bimonthly, it aims to monitor the capital adequacy of the Holding and International Units, the capital projections in normal and adverse scenarios, in addition to reviewing the assessment of the materiality of the risks, the need for additional capital for material risks and the quantification methodologies for calculating capital for risks whose need has been completed for the purposes of the Internal Capital Adequacy Assessment Process (ICAAP). International Units Risk Committee (CRUI): held on a quarterly basis, it aims to present and discuss the main risks of International Units and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors the risk indicators and risk appetite of International Units, as well as the measures for maintenance at acceptable levels, considering the particularities of each country or region. Deliberates on situations that require mobilization of Units and respective management areas in Brazil, including monitoring of risk events, notes from regulators, results of internal and external audits, risk maps and regulatory demands. Evaluates the evolution of maturity in the risk management of the Units and in the governance and supervision exercised by the ARF risk areas, ensuring alignment with our strategy. Promotes the Risk Culture Program in International Units and its dissemination. To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures. 71

Risk governance at foreign subsidiaries Our foreign subsidiaries follow the risk management and governance model established by the holding in its policies and guidelines, keeping an effective flow of information on risk levels between headquarters and each subsidiary and alignment of strategies for maintaining such risks at an acceptable level. To ensure the continuous improvement of the units in risk management and controls, a maturity program was established, comprising the definition and periodic assessment of best practices of risk management and controlling conducted in each location as also the supervision and governance activities performed by the holding. The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we do business with and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios as observed with COVID-19 pandemic. In this regard, there was an increase of volume and frequency of information shared between units and holding when related to customers and employees’ safety and well-being preservation, the availability of banking channels, products and services, the regulatory changes instituted in different countries and their impacts in the units. Finally, advances in actions to strengthen the Risk Culture on abroad subsidiaries have fostered individual and collective responsibilities of all our employees, empowering them to do the right thing, at the right time, and in the right way respecting the ethical and sustainable way of doing business. Internal Audit The Internal Audit Department is subordinated, at the administrative level, to the Chairmen of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A. The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Executive Audit Office of Itaú Unibanco S.A., and their activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees. The internal audit activities carried out and the use of the name “internal audit” in the Conglomerate are exclusive to Itaú Unibanco’s Executive Audit Board. The Internal Audit Department adopts a proprietary methodology mandatory for the Conglomerate’s all Internal Audit units. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval from the Executive Audit Office and the Audit Committee. The Internal Audit Department will report any noncompliance with standards to the Audit Committee. The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Board Chairmanship, and the Board of Directors. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense: 1st line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, understanding and managing events of operational risk, as well as keeping an effective control environment (including compliance with internal and external rules). 2nd line: represented by the independent internal controls/validation department, its responsibilities include disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis. 3rd line: represented by the Internal Audit department, it is responsible, among others, for independently and periodically verifying the adequacy of risk identification and management processes and procedures. 72

The activities of the second line of defense are carried out by the Internal Controls, Compliance and Operational Risk department, which is structurally segregated from the business and back office departments, thus ensuring its independence. Furthermore, the second line of defense validates the process focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits set by the institution. In the face of the COVID 19 pandemic, this risk management model is being put to the test and giving us the certainty that our risk governance structure allows us to face the current serious crisis scenario. 5.2. With respect to the market risks indicated in item 4.2, please inform: a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy Our institutional market risk management policy is a set of principles contained in CMN (National Monetary Council) regulations applicable to all business units and legal entities of the Itaú Unibanco Group. Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (e.g., Banking Portfolio, Trading Portfolio) and some types of market risk (such as interest rate and foreign exchange risks). Daily risk reports, used by the business and control departments, are also sent to senior management. In addition, the market risk control and management process is submitted to periodic reviews. Our market risk control framework is responsible for: providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives; promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time; increasing transparency as to how the business seeks to optimize results; providing early warning mechanisms to facilitate effective risk management, without obstructing business objectives; and monitoring and preventing risk concentration. The market risk is controlled by a department independent from the business units and that is responsible for performing the daily activities of (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and warnings; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to the in-charge individuals within the relevant business units in accordance with our governance requirements; (v) monitoring any necessary actions to adjust risk positions and/or levels to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies. Our structure of limits and warnings follows the Board of Directors’ guidelines and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure promotes control effectiveness and coverage and is reviewed at least annually. It maps from aggregated risk indicators (portfolio levels) to granular limits (individual desk levels). The structure of market risk limits extends to the risk factor level, with specific limits aimed at improving risk monitoring and 73 understanding, as well as at avoiding risk concentration. These limits are determined based on projected balance sheet results, size of stockholders' equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the governance of approval from our financial conglomerate´s institutional policies. The information flow aims at providing information for the organization's several executive levels, including Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at proper authority levels:

- Within one business day, to the management of the relevant business units and the risk control department and business unit executives; and
- Within one month, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level.

Market risk management is governed by the internal policies below, approved by the respective proper bodies:

Reference	Policy	Revised on
PS-17	MARKET RISK MANAGEMENT AND CONTROL POLICY (GLOBAL)	11/17/2020
RG-23	CLASSIFICATION OF OPERATIONS	05/16/2020
PR-100	DATABASE OF MARKET AND LIQUIDITY RISKS, RESULTS AND OPERATIONS (BRAZIL)	04/25/2020
PR-97	MARKET RISK LIMIT MANAGEMENT (GLOBAL)	03/01/2021
PR-121	PRICING PROCESS (GLOBAL)	03/01/2021
PR-122	MARKET RISK BACKTESTING TESTING (GLOBAL)	03/03/2020
PR-98	MARKET RISK STRESS TESTING (GLOBAL)	02/20/2020
PR-55	PREPARATION OF MARKET RISK MODELS	10/03/2020
PR-123	PRUDENTIAL ADJUSTMENTS CALCULATION PROCESS (GLOBAL)	06/09/2020
PR-126	MARKET RISK CONTROL PROCEDURES FOR TREASURY (GLOBAL)	09/03/2020
PR-123	EFFECTIVENESS OF ECONOMIC HEDGING OF FOREIGN INVESTMENTS (BRAZIL)	06/09/2020
PR-124	MARKET RISK STATEMENT (GLOBAL)	06/09/2020
PR-47	GOVERNANCE INTERNAL MARKET RISK MODELS (BRAZIL)	12/08/2020

Approval authority levels;

- CN – Policies Committee and the Board of Directors, for PS/RG reference code policies.
- Market and Liquidity Risk Officer, for PR reference code procedures.

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b) the objectives and strategies of the market risk management policy, if any, including: i. the market risks that are intended to be hedged Hedges are mainly used against risks posed by fluctuations in interest, inflation and foreign exchange rates. ii. the equity hedging strategy The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on derivative stock or over-the-counter markets and through foreign currency liabilities. Market risk management is aimed at mapping and controlling risks of mismatches. The Market and Liquidity Risk Control Office is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indices, as well as the use of limits approved by proper committees or authorities. The Treasury Department carries out hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by the proper committees or authorities. For managing these risks, it analyzes the information received and economic data for hedging purposes. The so-called hedge accounting derivatives are monitored based on their effectiveness and accounting impacts. iii. equity hedging instruments When required, the Issuer operates in the market with derivative financial instruments. The Bank uses a number of financial instruments for risk management, which include securities and derivatives traded over the counter or on stock exchanges. Derivatives mainly include: Interest rate and foreign exchange futures contracts; Non-Deliverable Forward – NDF; Interest rate and foreign exchange swap contracts; and Options. Transactions with derivative financial instruments are classified in accordance with their characteristics: risk management or cash flow hedging. iv. risk management parameters Risk management parameters used by the Issuer include market risk measures, such as: Value at Risk (VaR): a statistical measure that quantifies potential economic losses expected in normal market conditions, considering a defined holding period and confidence level; Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios); 75

Stop Loss: a measure aimed at reviewing positions, if the accumulated losses in a given period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, considering observable returns in historical scenarios. Corporate | Internal EVE (Delta Economic Value of Equity): the difference between the present value of the sum of repricing flows of instruments subject to IRRBB (interest rate risk in the banking book) in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shock scenario; NII (Delta Net Interest Income): the difference between the result of financial intermediation of instruments subject to IRRBB (interest rate risk in the banking book) in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shock scenario. Sensitivity and loss control measures are also analyzed. They include: Gap Analysis: accumulated exposure of cash flows by risk factor, expressed at market value and allocated by settlement dates; Sensitivity (DV01- Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest or index rates; Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with prices of underlying assets, implied volatilities, interest rates and time. Itaú Unibanco manages its risk exposure based on the net of hedging and hedging objects. Controls using net exposure limits are applied in accordance with the risk appetite determined by the bank. v. whether the issuer operates financial instruments with goals diverse from equity hedging, and what are these goals The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities. Derivatives are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies. vi. the organizational structure for market risk management control Market Risk Senior management is directly involved in market risk management, conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process at all levels, whether related to Itaú Unibanco’s products, activities, processes or systems. The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form. 76

In addition to the description in referred item, we detail below the governance process structured specifically to address market and liquidity risks. Board of Directors Risk and Capital Management Capital (CGRC) Audit Committee Superior Market and Liquidity Risk Committee (CSRML) Superior Operational Risk Committee (CSRO) Superior Products Committee (CSP) Superior Retail Credit and Collection Committee (CSCCV) Superior Wholesale Credit and Collection Committee (CSCCA) Superior Credit Committee (CSC) Policies Committee (CN) Market Model Assessment Technical Committee (CTAM) Capital Committee (CCAP) Market and Liquidity Risk Management Committee (CGRML) Wholesale Products Committee (CPA Atacado) Products Operation Committee (COP) Committees directly reporting to the Board of Directors Superior committees Other committees Superior Market and Liquidity Risk Committee (CSRML) CSRML is aimed at determining guidelines and governance requirements for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for: Market and liquidity risk strategic management; Analyzing current and future liquidity levels and taking actions to promote the safe, efficient management of the Holding Company’s cash flows; Discussing and deciding on additional liquidity and market risk limits, within the authority assigned by the CGRC; and Guidelines on activities and decision-making powers assigned to the CGRML (Market and Liquidity Management Committee); Retention periods for main types of risks, including those complementary to the ones delegate by the CGRC; matters and limits related to treasury operational risk; stop loss policies; compensation policies; Maximum levels of liquidity mismatch (GAP) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required; Funding and investment policy in domestic and foreign financial markets; Criteria and rules for determining internal transfer pricing of funds in the conglomerate’s companies; 77 strategies for financing the group portfolios; o criteria and models for assessing liquidity risk; contingency liquidity plans; Setting out guidelines and governance for market and liquidity risks to manage funds from technical reserves and insurance, pension plan and premium bond equity; Monitoring the proper Asset Liability Management (ALM) of private pension plan entities (foundations) linked to the Itaú Unibanco Group; Monitoring the proper management of objectives and governance of defined investments and risks. The committee is composed as follows: Itaú Unibanco Holding’s CEO; Wholesale Banking Senior Vice President (“Diretor Geral”); Retail Banking Senior Vice President (“Diretor Geral”); Vice President of Technology and Operations; Vice President of the Risk and Finance Department (ARF); Vice President of the Legal, Institutional and People Department (AJIP); Executive Officer – CIB; Executive Officer - Global Markets and Treasury; Executive Finance Officer; Executive Internal Audit Officer; Risk Officers; Finance Officers; Institutional Treasury Officers; and Chief Economist. * Positions under review process on the grounds of changes in the composition of the Conglomerate’s executive committee. Frequency of meetings: monthly. Market and Liquidity Risk Management Committee (CGRML) Aimed at determining guidelines and governance requirements for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Responsible for the strategic management of market and liquidity risk. Analyzes current and future liquidity levels and adopt actions to promote a safe and efficient progress for the Holding’s financial flows. Discusses and defines additional liquidity risk and market risk limits within the scope delegated by the Risk and Capital Management Committee (CGRC) and: The action guidelines and decision-making powers delegated to the CGRML; The retention periods of the main types of risks, taking into account the size of the positions and the market liquidity; The positions under management of this committee; The risk control models and procedures, including those complementary to those delegated by the CRGC; Matters and limits related to treasury operational risk; Incentive Policies; 78

Maximum levels of liquidity mismatch (GAP) for the different terms and currencies, minimum reserve levels in national and foreign currency, subordinate to those defined by the CGRC, and may even establish additional or complementary controls and limits, if necessary; The fundraising and investment policy in the national and international financial markets; Criteria and rules for the definition of internal transfer pricing of resources in companies of the conglomerate; Strategies for financing the group’s portfolios; Criteria and models for assessing liquidity risk; Liquidity contigency plans. Composition*: Secretary: Manager of Market and Liquidity Risk Studies. Global Markets and Treasury Executive Officer Chief Financial Officer Trading Officer Banking Officer Desks, Products and Planning Officer Market and Liquidity Risk Control Officer Capital Management Officer Topics that specifically need decision making are submitted to the Vice President of the Risk and Finance Department (ARF) * positions under review process on the grounds of changes in the composition of the Conglomerate’s executive committee. Frequency of meetings: monthly. Meetings may be called off due to conflicting agendas and be held at any time if requested by members. Policies Committee (CN) CN is aimed at improving the bank’s governance and revising its policies. CN is mainly responsible for: Revising and approving, by consensus, the bank’s policies and rules (with Committee’s level of authority). Revising and validating the policies and rules approved by the Board of Directors or related committees not addressed by another committee with at least an officer level. Validating policies and rules that do not include material changes and have been approved by email by the proper officer. The committee is composed as follows: *Executive Compliance and Operational Risk Officer Compliance Officer Officers responsible for the policies under approval. 79

* positions under review process on the grounds of changes in the composition of the Conglomerate’s executive committee. Frequency of meetings: Four times a year as of 2020. The Policies Unit may exceptionally submit policies for approval from the members by email – in these cases at least three “agreed” are required. Market Model Assessment Technical Committee (CTAM Market) The Market Model Assessment Technical Committee (CTAM Market) is mainly responsible for: Approving market, pricing and liquidity risk models, as well as recommending and monitoring action plans for validated models. CTAM is aimed at assessing market, pricing and liquidity risk models, based on the independent opinion of the model validation department. The Committee is mainly responsible for: approving market, pricing and liquidity risk calculation models; deciding on whether to use market, pricing and liquidity risk models; approving, recommending, suggesting and monitoring action plans proposed for the validated models; monitoring the performance of market risk models over time, determining new developments, if required; monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control department. Models disapproved or approved for use should be monitored, as a minimum agenda. Decisions made by this committee will be valid after being reported to the Vice President of the Risk and Finance Department. This committee is composed as follows: Operational Risk Officer; Market and Liquidity Risk Control Officer; Operational Risk Superintendent responsible for model validation; Specialized Customer Service Superintendent; Market and Liquidity Risk Control Superintendent; Risk Infrastructure Superintendent. * positions under review process on the grounds of changes in the composition of the Conglomerate’s executive committee. In case of absence, the Market and Liquidity Risk Control Officer may assign decision power to respective superintendents. The Operational Risk Officer, responsible for model validation, may not assign decision-making powers. Minimum quorum for Internal Control, Compliance and Operational Risk Officer. Frequency of meetings: Every 45 days or upon request. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted for market risks is the same to the one stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. 80

5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate: a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them. The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements. The Internal control related to financial statements is a process developed to provide reasonable assurance as to the reliability of accounting information and the preparation of financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and write-offs of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company’s receipts and payments are only being made as authorized by the Company’s management and officers; and (iii) provide reasonable assurance as to the timely prevention or detection of unauthorized acquisition, use or allocation of the Company’s assets that could have a material effect on our financial statements. Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance as to the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures. Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements on December 31, 2020 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2020. b) the organizational structures involved Itaú Unibanco Holding’s internal controls and operational risk management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and it is in line with institutional policy “Integrated Operational Risk and Internal Controls Management” as a primary means to operate its Operational Risk and Internal Controls management framework and to ensure compliance with defined guidelines by way of an integrated approach. Main elements of this framework are: Board of Directors (CA): - Approving guidelines, strategies and policies related to operational risk and internal controls, ensuring a clear understanding of the roles and responsibilities by all the levels in the conglomerate. Audit Committee (CAUD): - Supervising the internal controls and risk management processes. Superior Operational Risk Committee (CSRO): - Understanding the risks of Itaú Unibanco’s processes and business, defining guidelines for operational risks management and assessing the results of the work performed. 81

Compliance and Operational Risk Committee (CCRO): - Monitoring and promoting the development and implementation of guidelines approved and defined by the CSRO in each Executive Department, discussing main existing and potential risks in place at the Business Departments, as well as the action plans proposed for mitigation purposes. Internal Operational Risk Committee (CIRO): - Discussing Operational Risks and Internal Controls related topics of each Business Unit, which will be reported to a higher decision-making level of authority at the Compliance and Operational Risk Committees (CCRO). Chief Risk Officer (CRO): - Responsible for managing the organization’s operational risk. Internal Controls and Operational Risk: Operating in the second line of defense, this framework is represented by superintendents working as Internal Controls and Risks Officials (OCIRs) who, together with their teams, are responsible for: Supporting the first line of defense when carrying out its direct duties. Developing and providing methodologies, tools, systems, infrastructures and governance required to support the integrated Operational Risk and Internal Controls management in the significant conglomerate and outsourced company activities; Coordinating the Operational Risk and Internal Controls activities with the Business and BackOffice departments, being independent when exercising its functions and having direct communication with any management member or employee, as well as access to any information required under the scope of its responsibilities. Accordingly, this department is barred from carrying out any business that might compromise its Independence. Business/Back-Office Departments: - Primarily responsible for identifying, prioritizing, responding to risk, monitoring and reporting operational risk events that may impact the achievement of strategic and operational goals set. Internal Audit: - Checking, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management, in accordance with the guidelines set forth in the Internal Audit Policy. c) whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Integrated Operational Risk and Internal Control Management Policy. d) deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercising of the independent audit activity We noted no significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e) officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We noted no significant deficiencies in internal controls in the independent auditor’s report. 82

5.4. In relation to the integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconduct, frauds, irregularities and illicit acts against national or foreign public administration, inform: a) whether the issuer has rules, policies, procedures or practices aimed to prevent, detect and remedy frauds and illicit acts against the public administration, and identify, if applicable: i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has a series of corporate policies, such as the Anti-Corruption Corporate Policy, Corporate Integrity, Ethics and Conduct Policy, Government and Institutional Relations Policy, Code of Ethics, and Supplier Relationship Code, in addition to internal procedures, which help prevent frauds and illicit acts against the public administration. These Policies are available on website www.itau.com.br/investor-relations > Itau Unibanco > Corporate Governance > Rules and Policies > Policies, and are revisited on an annual basis. The Integrity and Ethics Program is structured through procedures and controls in the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Questions, and Illicit Acts. Risks are reassessed and the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as indicators, key control tests, risk diagnosis or studies of processes, audit work, outside assessments, and monitoring of standards and trends. Itaú Unibanco’s Integrity and Ethics Program is assessed by the Internal Audit department every year with satisfactory outcomes. Internal policies are also revised annually. Additionally, in 2018 Itaú Unibanco’s Integrity Program was assessed for maturity by an outside independent consultancy. This assessment was carried out through a methodology based on foreign legislations and the highest international integrity program assessment standards, covering a number of aspects of the Brazilian Anti-Corruption Law (Law No. 12,846/13), the Decree that regulated this law (Decree No. 8,420/15), and the guidelines of the Office of the Federal Controller General (CGU) for integrity program implementation. The outcome of this assessment has evidenced Itaú Unibanco’s Integrity Program’s advanced maturity level. Our efforts to fight and prevent corruption and fraud have been publicly acknowledged by the Ministry of Transparency and the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company for the third consecutive year. In this latest edition, from the 373 participating companies in the 2018-2019 biennial period, 26 companies were approved and recognized at the Lei da Empresa Limpa (Clean Company Law) Conference held in Brasilia in December 2019. It is worth mentioning that Itaú Unibanco has set a corporate policy to prevent its involvement in illegal activities, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society by means of a governance structure focused on transparency, strict compliance with rules and regulations, and cooperation with the police and judicial authorities. It also seeks to keep an ongoing alignment with the best national and international practices to prevent and fight illicit acts by way of making investments and continually training its employees. To be compliant with corporate policy guidelines, Itaú Unibanco has established programs to prevent and fight illicit acts, based on the following pillars: Policies and procedures; Customer identification process; “Know Your Customer” process (KYC); 83

“Know Your Partner” Process (KYP); “Know Your Supplier” Process (KYS); “Know Your Employee” process (KYE); Risk assessment on new products and services; Compliance with sanctions; monitoring; selection and analysis of suspicious situations; Reporting suspicious transactions to regulators and authorities; Training; and Preventing and fighting frauds. These programs are applicable to the entire Itaú Unibanco Group, its subsidiaries and affiliates in Brazil and abroad. The Illicit Acts Prevention and Combat Corporate Policy is revised once a year, and risks and procedures are reassessed on a permanent basis in accordance with the best market practices and dynamics. For further information, please see section Risk Management of the Integrated Annual Report 2020, available on the Investor Relations website. The Illicit Acts and Corruption Prevention and Combat Corporate Policies are available on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable The Corporate Compliance Office (DCC) is the manager of the Integrity and Ethics Program and responsible for coordinating the identification of major risks associated with corruption and required adjustments of the Program processes, with the support of other departments, such as the Corporate Security Office and the Operational Risk Office. As defined in the Compliance Policy approved by the Board of Directors, the Compliance department is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. This independence is strengthened by the framework of the Integrity and Ethics joint body coordinated by the DCC and the Program reporting to a number of Senior Management joint bodies (Superior Ethics and Sustainability Committee, Audit Committee, and Board of Directors). DCC has, among its responsibilities, risk analysis with a focus on integrity and ethics; the creation of policies and procedures related to the Integrity and Ethics Program; alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing the risks; the establishment and implementation of a communication and training plan; and monitoring. These responsibilities are formalized in the Integrity, Ethics and Conduct Policy and the Corporate Anti-Corruption Policy. DCC also works in sharing the Integrity and Ethics Program with the Conglomerate’s International Units, evaluating and supporting communication, awareness and training initiatives. The Program for Brazil and the International Units initiatives are discussed and approved in the Integrity and Ethics committees. Furthermore, illicit act prevention and fight activities, including its monitoring, are carried out by Itaú Unibanco’s Credit Risk, Modeling and Anti-Money Laundering and Counter Terrorist Financing Office (DRCMPLD), with the responsibilities as follows: 84

AML/CTF Officer: Managing Itaú Unibanco’s Anti-Money Laundering and Counter Terrorism Financing (AML/CTF) Program through information received by committees and, depending on the risk, cases submitted to its authority level; approving Itaú Unibanco’s Internal Risk Assessment; approving the procedures rules aimed to knowing your customer, employees, partners and outsourced service providers, as well as those aimed at monitoring, selection and analysis; and receives for awareness partnership contracts with financial institutions headquartered abroad, as well as with third parties participating in payment arrangements of which Itaú Unibanco is also a participant, as set forth in regulations in force; Ensuring the implementation of the AML/CTF Program of Itaú Unibanco Conglomerate and its subsidiaries and affiliates in Brazil and abroad; Prepares Itaú Unibanco’s internal risk assessment; improving the quality and effectiveness of its processes and responsibilities over Itaú AML/CTF processes, checking the compliance with this policy, as well as fixing any weaknesses found; Performing a prior assessment of the risks of money laundering and terrorism financing in new products and services, including the use of new technologies; Defining guidelines and minimum criteria for risk rating in connection with money laundering and terrorism financing of customers, employees, business partners, suppliers, and service providers; Preparing and monitoring the implementation of a risk-based approach in processes, formalizing them into internal procedures, together with criteria set for generating effectiveness indicators; Monitoring and diagnosing different types of money laundering, in order to anticipate trends and propose preventive and countering solutions; Validating Itaú Unibanco’s AML/CTF procedures mentioned in the business units’ documents; Periodically reporting to the Audit Committee any material facts relating to Itaú Unibanco’s AML/CTF program. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: whether it applies to all officers, members of the fiscal council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. The Corporate Integrity, Ethics and Conduct Policy complements the Code of Ethics, setting a series of procedures to ensure the sharing of ethical behaviors and the adoption of proper conduct by all policy addressees. Also complementing the Code of Ethics is the Supplier Relationship Code that is to be applied to all management members and employees of Itaú Unibanco and its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to nonprofit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers and other stakeholders. In 2020, we launched the Environmental and Social and Positive Impact Guide for Suppliers, which is aimed at sharing our guidelines and good ethical practices across our supply chain, in addition to supplementing the aforementioned Codes. whether and how often officers, members of the fiscal council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules Senior management members take part in integrity and ethics training by way of specific lectures and e-learning courses. Officers take part e-learning courses (business ethics, anti-corruption, compliance, information security, AML, supplier relations, etc.) from time to time. Board members also attend illicit acts prevention and AML lectures every two years. Furthermore, everyone receives periodic corporate 85 communications on Code of Ethics related topics (via corporate portal, email and other available media) and must adhere to the corporate integrity policies once a year by way of an electronic mandatory statement. any sanctions applicable for violating the code or other rules, identifying the document in which these sanctions are provided Any noncompliance with the guidelines of the Code of Ethics, the Supplier Relationship Code, Integrity and Integrity, Ethics and Conduct Policy, the Corporate Anti-Corruption Policy, and other corporate integrity policies, is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. Sanctions applicable in confirmed breaches of such policies include: Disciplinary actions for employees (which may range from receiving feedback or warning to the mere termination or termination with cause according to the seriousness of the misconduct); and penalties set forth in law, action for damages, reducing scope and terminating contracts for suppliers. the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where in the web this document may be found The update of Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on November 30, 2019. This document is available on the bank’s intranet and on the Internet at www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Code of Ethics and Conduct, and also at our Integrity and Ethics page at: www.itau.com.br/relacoes-cominvestidores/integridade/default.aspx?linguagem=en#. b) whether the issuer has a whistleblowing channel, indicating, if applicable: I) if it is either an internal channel or it is in charge of third parties Itaú Unibanco’s Code of Ethics and its Corporate Integrity, Ethics and Conduct Policy encourage the timely reporting of suspicious or actual violation of guidelines, laws, rules or regulations. These documents contain guidelines on how the commitment of each and every employee to the guidelines of the Policy and the Code of Ethics is the effective pillar of Itaú Unibanco’s soundness and sustainability. If an employee faces or witness any suspected or actual related situation, they are responsible for promptly reporting it to available channels, each with its own specificities, as follows Ethics Consultancy, Audit Committee, Inspector Office, and Internal Ombudsman’s Office. These four internal channels are structured as follows: Ethics Consultancy The Ethics Consultancy is structured under the Regulator Relationship and Compliance Superintendence, which reports to the Operational Risk and Compliance Office. Audit Committee The Audit Committee reports to the Board of Directors. Inspector Office (Also external channel) The Inspector Office is structured under the Inspector Office and Fraud Prevention Superintendence, which reports to the Corporate Security Office. Internal Ombudsman’s Office The Internal Ombudsman’s Office is structured in the Ombudsman Superintendence, which reports directly to the CEO. II) whether the channel is open to receive reports from third parties or only from employees These reporting channels are available to the following audiences: 86

Ethics Consultancy Channel available to employees for guidance and solving questions on ethical issues, such as conflicts of interest and ethical dilemmas. Audit Committee Channel available to employees and the external public to receive suspected or actual reports on any noncompliance with legal and regulatory provisions and internal rules, frauds committed by management members, employees or third parties, or errors resulting in significant misstatements. Inspector Office A channel available to employees and the external public to receive reports on frauds and other illicit acts, including corruption acts. Internal Ombudsman’s Office A channel available to employees to receive and handle interpersonal conflicts and conflicts of interest in the workplace, ethical misconduct and nonconformities with related institutional policies carried out by management members and employees. III) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith These channels provide confidentiality and protection to whistleblowers. The Code of Ethics and the Integrity, Ethics and Conduct Policy provide information on how to file a report, as follows: Investigation will be kept secret; Anonymity is also assured to those who so desire; The investigation will be unbiased and independently conducted; Unsubstantiated reports or claims will be disregarded; Malicious information or claims, aiming to undermine someone, will be subject to disciplinary measures; Disciplinary measures are prescribed for any attempted retaliation. IV) issuer’s body responsible for investigating whistleblowing reports Itaú Unibanco’s Code of Ethics discloses four channels for reporting any suspected or actual violation of a guideline, law, rule or regulation. All reports are received and analyzed by the proper channel1, on an independent, unbiased basis and at arm’s length, and a registration is kept of the related analysis and handling history. The responsibilities of these channels and the governance ruling their activities are formalized in the organization’s internal policies (e.g., the Reporting Channel – Illicit Acts Policy and the Corporate Integrity, Ethics and Conduct Policy), described as follows: ¹ Specific channels in the local Codes of Ethics are provided in the International Units or the whistleblower may report through the following channels at the parent company: Inspector Office, Audit Committee, and Internal Ombudsman Office, in accordance with the respective governance level. Ethics Consultancy The Ethics Consultancy guides and responds to questions on issues regarding the Code of Ethics and the Corporate Integrity, Ethics and Conduct Policy, such as conflicts of interest and ethical dilemmas through the email key COMITÊ DE INTEGRIDADE E ÉTICA. If required, the Ethics Consultancy may escalate the issue to an integrity and ethics joint body. 87

Audit Committee The Audit Committee is one of the channels that receive reports whose investigations are coordinated by the Internal Audit. Inspector Office The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, conducts interviews and internal inquiries, requesting support from other departments, when required, such as the Legal, Compliance, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports. In the event a specific report cannot be investigated due to a possible conflict of interest, the procedure to be followed for submission of the report to the Executive Internal Audit Office is described below: Involved in the report Responsible for the analysis and handling Up to superintendent level Corporate Security Office Officers and executive officers Executive Internal Audit Board and Corporate Security Office Members of the Executive Committee or Audit Committee or members of the Board of Directors or other members of the committees reporting to the Board of Directors Executive Internal Audit Office Audit officers Board of Directors, Audit Committee, and Corporate Security Office Internal Ombudsman’s Office The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level. This department analyzes the reports received, obtains supplementary information and documents to investigate facts, conducts interviews and requests support from other departments, when required, such as the Legal and Inspector Office, to help analyze and/or address such reports. In cases involving senior management members, this channel may also request the Executive Committee and/or the Audit Committee to resolve on such incidents. c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate restructuring, Itaú Unibanco, through its proprietary M&A department, adopts the procedures available to identify any weaknesses and material undue practices in connection with the counterparties involved in such processes. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by including specific contractual clauses in the instruments that formalize each operation in the event the transaction is completed. A diligence process is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a M&A operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or material undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is 88 regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. In addition to the proprietary M&A department and the external advisors engaged with exclusivity to this end, the diligence process involves other departments of the bank to help the analysis process, such as the Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security. Notwithstanding all reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal or financial advisors may not detect them. Should this occur and Itaú Unibanco incur losses as a result of these weaknesses and undue practices after the completion of process, the indemnity rules provided for in agreements related to each operation will be applied. Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties regarding themselves and the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of companies and compliance with legislation applicable to these companies, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation in question and the payment of compensation to the buyer for the damage suffered. After completing this process, the resulting analysis is submitted to and discussed by the executive team involved in the business and later forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, if applicable. d) whether the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly Not applicable. 5.5. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which we are exposed or in the risk management policy adopted. We believe that managing risks is the essence of our activity and a responsibility of all employees and, therefore, we have the challenge of following up and monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the day-to-day of risk management. In relation to any expected increase or decrease in the exposure to risks, in addition to those declared in the traditional risk management, we will also seek to monitor the following as we consider them to be emerging risks: Business risk: client centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition, creating new products and services always focused on customer satisfaction. Technology risk: we are committed to managing our digitization process, preventing the obsolescence of platforms or systems that may no longer meet business needs, in addition to increasing our IT department productivity. People risk: we are committed to improving mechanisms to attract, motivate and retain the best professionals. We should continually improve our evaluation models to be increasingly perceived as fair and meritocratic. Regulatory risk: we should always be attentive to specific changes in laws and regulations that may affect our business and the offer of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes. 89

5.6. Supply other information that the issuer may deem relevant On August 21, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure, came into effect. Noteworthy in this resolution are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the set-up of a Risk Committee, the nomination of the Chief Risk Officer (CRO) to be reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Additional information on items 5.1 and 5.5 COVID-19 relief efforts We have monitored the economic impacts of the Covid-19 pandemic in Brazil and other countries where we operate that may adversely affect our results. From the onset of the Covid-19 outbreak in Brazil, we have acted and structured the Institutional Crisis Management Committee. The Executive Committee has set out an intense agenda focused on responsible crisis management, by monitoring the pandemic and its impacts on our operations, in addition to the government measures to mitigate the effects of the pandemic. Over 2020, some measures to mitigate the impacts of the Covid-19 pandemic in Brazil were adopted by the Federal Government, National Monetary Council (CMN), and the Central Bank of Brazil (BACEN), notably: i) CMN Resolution No. 4782/20, as amended by CMN Resolutions No. 4791/20 and 4,856/20, which set out, for a determined period of time, the criteria for characterizing restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital for Business Continuity (CGPE) Program; iii) CMN Resolution No. 4,846/20, which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) Law No. 13,999/20, which introduced the National Support Program for very small and small companies (Pronampe) aimed at developing and strengthening small business; v) Law No. 14,042/20, which set out the Emergency Program for Access to Credit (Peac), with the purpose of easing access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas) vi) BACEN Circular No. 3,990/20, and amendments made by BACEN Circular No. 3992/20, which provides for repurchase agreements in foreign currency by the Central Bank of Brazil. We have identified the following impacts on results, as well as effects on estimates and critical judgments for the preparation of Consolidated Financial Statements: (a) increase in loan and financing operations, especially for very small, small and middle-market companies, mainly driven by the measures adopted by authorities to mitigate the impacts of COVID-19, with the set-up of programs such as PESE, Pronampe, Peac-FGI and CGPE, in the amount of R$24,169 million. Through timely monitoring behavior standards and credit quality of clients, we have been able to keep the normal course of our operations despite adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, very small and small business clients. In March 2020, we set up the Program 60+, which, among other measures, allows a 60-day grace period for defaulting agreements, and the Travessia (Crossing) Program in mid-April. The Travessia program provides for the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and very small and small business clients, under better interest rate conditions; (c) 28.05% increase in requests for renegotiation and extension of terms for loan operations as the economic situation changed. (d) allowance for loan losses was increased by R$4,194 million mainly driven by the level of risk and default, due to the changes in the financial prospects of clients and the visible worsening of macroeconomic 90 variables. To fully address the risk of our loan operations, we adopt the expected loss model for provisioning of operations since the moment they are granted. It is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2020, the level of coverage of provisions in our loan portfolio accounted for 255% from 187% in December 2019. Specifically, for the expected loss of operations that have not shown any signs of worsening so far (default or downgrading of the client’s rating) provisioning was up 28.8% in the 12-month period. The credit risk governance has enabled us to promptly respond and monitor the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was down to -1.3% in the first quarter of 2020, partially driven by rate fluctuations and high price volatility in the markets at the onset of the pandemic, influencing the measurement of items stated at fair value in their different levels; (f) due to the COVID-19 pandemic, the variable income market became instable, which led to the migration to fixed income instruments with liquidity. This movement resulted in increased Bank Deposit Certificates portfolio. Additionally, funding was also impacted, with increase in deposits. With the purpose of mitigating the system’s liquidity risk, the Central Bank of Brazil made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 million were taken out. (g) increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, although it was not responsible for the generation of tax loss and social contribution loss carryforwards in Itaú Unibanco Holding S.A.; and (h) increase in expenses on claims related to COVID-19 of R$104 million, mainly related to life and credit life insurance. In-person customer service staff reduced and spacing between people in call centers was increased to reduce movement of people and possible contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of our employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, we have maintained our operating activities. To reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the Christmas bonus was advanced in full. Additionally, a process of communication and transparency with employees was established through emails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating COVID-19-related news. Our adaptation to the crisis is the result not only of technology investments, which allow for these virtual interactions, but also of investments in flexibility in the work environment, such as home working, communities integrated between different bank departments and new layouts in the administrative centers that promote employees’ mobility. In 2020, we set up the initiative “Todos pela Saúde” (All for Health) from the donation of R$1 billion, with the purpose of fighting the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. 91

ITEM 6. HISTORY OF THE ISSUER 6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM Date of issuer’s incorporation 09/09/1943 Type of business organization Corporation Country of incorporation Brazil Term of duration Undetermined Date of registration with CVM 12/30/2002 6.3. Brief history of the Issuer General Our corporate name is Itaú Unibanco Holding S.A. We are organized as a publicly-held company for an indeterminate period of time under Brazil’s laws. We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our CNPJ/MF No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our corporate purpose, as set forth in Article 2 of our Bylaws, is to undertake the banking activity in all authorized forms, including foreign exchange operations. Our history goes way back to 1924, when the banking division of Casa Moreira Salles started operating in the Minas Gerais state. It would later become União dos Bancos Brasileiros, widely known as Unibanco. Two decades later, in 1943, Itaú was founded by Alfredo Egydio de Souza Aranha, and originally named Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the set-up of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have operated under the name Banco Itaú S.A., currently Itaú Unibanco. Over the years, we have grown, changed our names at times, went through mergers and acquisitions, experienced Brazil’s economic miracle, hyperinflation, the rise of the middle class and some world crises. We have witnessed Brazil’s progress and countless histories of employees and clients who have helped us move forward and encouraged our growth. In 2008, we entered into the largest merger ever in Brazil’s history. The highlight of this event is mainly due to the sensitive moment we lived in 2008, when the world witnessed a severe financial crisis in the international market. The Itaú Unibanco partnership has meant the joining of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil’s financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the southern hemisphere. In 2018, we celebrated ten years of the Itaú Unibanco merger, adding a new chapter in our history, which has enabled us to become the largest private bank in Latin America. Since the set-up of the Itaú Unibanco group, we have carried out the mergers and acquisitions as follows: 2009: Partnership with Porto Seguro to distribute auto and residential insurance products 2012: Itaú Unibanco takes over control of Redecard by delisting its capital on Bovespa. In the following year, the company is renamed Rede. 2013: Acquisition of Credicard, jointly set up by Citibank, Itaú and Unibanco in 1970 2014: Merger of Itaú Chile and bank CorpBanca, giving rise to Itaú CorpBanca, which then became the fourth largest bank in Chile 2015: Acquisition of 50% stake at ConectCar, with management shared between Itaú Unibanco and the Ultra Group. That same year saw the acquisition of Recovery, an assets recovery company formerly owned by BTG Pactual. 92

2016: Acquisition of Citibank’s retail operations in Brazil 2017: Acquisition of a 49.9% equity interest in XP Investimentos, one of Brazil’s largest independent investment brokers 2019: Seeking to speed up its digital transformation, Itaú purchases Zup, a technology services company. 2020: Acquisition of broker Verbank Securities (Paraguay), currently named Itaú Investe. Acquisition of equity interest in Fintech Quanto. At last, we seek to make headway in a solid journey, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through the programs sponsored by Fundação Itaú para a Educação e Cultura, Instituto Unibanco, and Espaço Itaú de Cinema. Our concern with social issues has greatly increased in the face of the largest health crisis ever brought about by the Covid-19 pandemic. Faced with this challenge, in 2020 we set up the “Todos pela Saúde” (All for Health” initiative, supported on the largest philanthropic donation already made by a private entity in Brazil. We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history. 6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions: Not applicable. 6.6. Other relevant information Not applicable. 93

ITEM 7. ACTIVITIES OF THE ISSUER 7.1 Briefly describe the activities carried out by the issuer and its subsidiaries We are a holding company whose main activity is to hold equity interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets. 7.1-A. If the issuer is a semi-public corporation, please identify: a) the public interest that justified its incorporation Not applicable. b) Issuer’s operations in compliance with public policies, including universalization targets, identifying: government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions estimated impacts of the above-mentioned public policies on the issuer’s financial performance or state that no analysis was carried out of the financial impact of the above-mentioned public policies Not applicable. c) Pricing process and rules applicable to establishing fees Not applicable. 7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a) Marketed products and services Our Business Operations Overview We report the following segments: (i) Retail Banking; (ii) Wholesale Banking; and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: 94

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details. The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. 95

Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following: Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000. Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and chat from 9 a.m. to 6 p.m. on business days, at no additional cost. Our focus on digital transformation led to an increase of the share of our digital operations, which are sales, account openings and accesses through the internet and mobile app. For instance, the online account opening process via mobile app, launched in 2016, already represents 49% of the individual accounts opened on a monthly basis (excluding salary accounts), as of December 31, 2020. We also continue to focus on initiatives to improve customer satisfaction. The satisfaction ratings (Net Promoter Score, or NPS) of our retail bank improved by 11 percentage points between August 2018 and December 2020. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 2,587 bank branches and 2,144 relationship managers as of December 31, 2020; and 96

Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$30 million, served by 342 bank branches and 1,600 relationship managers as of December 31, 2020. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners. Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services. Since the beginning of the COVID-19 pandemic and the resulting economic crisis, we have sought to support our customers with complete and sustainable solutions. In mid-April 2020, we launched a more comprehensive program called Travessia. The range of customized solutions offered includes grace periods, extended loan terms and new interest rate conditions. We also provided new government sponsored credit facilities to support our clients. The COVID-19 pandemic has accelerated the process of customer digitalization. To help our customers with this process, we developed new products, services and digital processes, as well as improving the tools used by our sales and relationship teams, aiming at greater efficiency in business generation and service. We strive to maintain high levels of customer satisfaction by placing them at the heart of our business approach. To achieve this goal, using the NPS system we constantly monitor the NPS indicator and intensify customer journey mapping as a means to identify opportunities to excel at meeting the needs of our customers. Our NPS indicator for this segment increased 13 percentual points between August 2018 and December 2020. Credit Cards and Commercial Agreements We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 32.4% in the fourth quarter of 2020, according to ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Through our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil, we offer a wide range of credit and debit cards to account holders and non-account holders. Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, as one of our priorities, we established the “Customer First”. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients,new products and new digital services while managing the credit quality of our portfolio. Our global NPS, a measure of customer satisfaction, indicates that our score improved two basis points compared to 2018. In order to continue evolving our credit card portfolio, our strategic focus is based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. In 2020, the Account Holders businesses – Itaú Agências, Itaú Uniclass e Personnalité – launched fast growing sales products: Itaú Uniclass Visa Infinity, Itau Agências Click and the Itaú Personnalité Visa Signature card, in which we were pioneers in the Brazilian market. In a context of high demand for purchases through delivery services, Itaú Personnalité Visa Signature card offers 70% discount on the Rappi Prime subscription, possibility of payment via NFC technology (contactless) and travel benefits that include luggage loss, theft insurance and trip cancellation. Another highlight of 2020 was the launch of “pontos que rendem” on Itau’s Loyalty program for Personnalité cardholders, which are investors. The program yields loyalty points along the year just like our clients investments. In the Non-Account Holders segment our focus was on improving and expanding our co-branded program and the Credicard division transformation. In 2020, the airline cobranded cards, increased total accounts by 7.4% and purchase volume by 3.8%. The Azul Itaucard was rebranded, and we launched the Azul 97 infinite card, with a series of benefits such as: better score in the rewards program, free annual fee when the customer reaches a monthly spending goal, discount on airline tickets, access to VIP lounges and cabin upgrade. In the Credicard division, we made many changes to our way of doing business, such as the institution of a new purpose in 2019 “To awaken in people the power of believing.” In 2020, even amid the COVID-19 pandemic, we experienced significant improvement in our business. Based on our three pillars (“Smart,” connection and partnership), Credicard improved its retention rates and sales levels for the three-month period ended December 31, 2020 compared to the same period in 2019. In addition, in 2020 Credicard outperformed its 2019 Black Friday numbers, created a new robust cashback model and delivered some great systemic improvements alongside the launch of a new product “Credicard On” in co-creation with our clients. Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Extra and Big Group.). By the end of 2020, retail partnerships returned to similar purchase volume levels as those seen in 2019, despite the effects of the COVID-19 pandemic on our results. Walmart operation in Brazil was re-branded to BIG (supermarket chain) and the credit card product was relaunched with a new platform of benefits and discounts. In the Sam’s Club partnership credit card, which is part of BIG group, all “international” credit cards were up-graded to the “gold” category, more compatible with our clients’ profile. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching a new sales channel offering credit cards through Magazine Luiza’s app. In “Passaí,” we launched a new POS machine focusing on the small entrepreneur. It became available in all Assaí stores. Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender. Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies. We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature. Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios. We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company. We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than two hours to get back to the client for loans up to R$1 million. This financing process can be fully digital. 98

In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client's digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the "Best Digital Mortgage Bank Brazil" by Global Finance.

The number of mortgages we provided directly to individuals in 2020 was 58 thousand, for an aggregate value of R$18.9 billion during the year. In 2020, our portfolio had an average Loan to Value (LTV) of 40.0%, compared to 38.7% in 2019. In commercial loans, we financed 92 new real estate units during 2020, with an aggregate value of R$3.2 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

Merchant Acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2020, we continued to restructure our business model, focusing on the following priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.

We generated R$506.6 billion in transactions with respect to credit and debit cards during the year ended December 31, 2020 an increase of 4.5% compared to the same period in 2019. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2020, 2019 and 2018:

(In billions of R$)

	Financial Volume		
	2020	**2019**	**2018**
Credit cards	308.8	312.7	280.8
Debit cards	197.8	172.3	156.3
Total	**506.6**	**485.0**	**437.1**

Private Pension Plans

We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees' financial education.

According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$15.4 billion in the year ended December 31, 2020. The decrease compared to the contributions registered in December 2019 is mainly due to the COVID-19 pandemic.

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Vehicle Financing We developed and launched a series of new products and services during 2020, some of which are: Digital Retail – the evolution in our digital retail platform had an important impact in our journey. We launched automotive e-commerce with digital assistant, integrating means of payment and financial services, in a 100% digital experience for the customer. Further, to ensure safety in our transactions and to optimize the client experience, we deployed a facial biometrics solution and electronic signature. Programa Travessia – we launched new solutions to support our clients during the COVID-19 pandemic. Accordingly, we offered grace periods of 60 and 120 days or loan reprofiling with an extension of the contract term, keeping the original contracted rate. These solutions benefited a significant amount of vehicle financing clients. VEC – we announced to the market our new service of electric vehicle shared, Vec Itaú, which will be available to customers in the second half of 2021. This new solution will allow users to unlock the cars at stations directly through the application and return them at the same place or at another charging station. These measured enable us to enhance our presence and position in the sustainable urban mobility sector. iCarros Products – our solutions help dealers make their sales process more efficient. iCarros’ Lead Managers are now fully integrated with Linx Auto solution to help dealers on sales and billing process, ensuring a unique journey experience; “Garagem do Conhecimento” is an educational platform with distant education classes to prepare professionals of the automotive sector. iCarros is the first Brazilian automotive marketplace integrated with several banks, who offer personalized credit that match customer’s profiles; “Check-up” iCarros is a car management app for end consumers, focused on services to drivers and also supplying detailed data from clients cars to the service providers. “Entrega Fácil” is a new solution that allows sales to be delivered directly to the consumer’s home, whether it is for a test-drive or after the purchase has been made. The iCarros Club is a B2B trade-in platform, built to help our clients to increase sales in a safe and faster manner. As of December 31, 2020, our individual and corporate vehicle financing portfolio (not considering FINAME) totaled R$35.7 billion, an 27% increase from the previous year. The average loan to value ratio of our individuals vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 61.4% as of December 31, 2020, a 180 basis points increase compared to 2019. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio. The total amount of new contracts during the year ended December 31, 2020 reached R$22.5 billion, a 9% growth compared to 2019, for our individual and corporate vehicle financing operations. The average vehicle loan term was 44 months, with 33% of the transactions carried out with terms up to 36 months. Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.6% stake in IRB – Brasil Resseguros S.A. and other operations. Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform. 100

There was a reduction in the sales volume in 2020 due to the COVID-19 pandemic, although there was no reduction in the amount of insurance from our customer portfolio. There was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic. Premium Bonds (“títulos de capitalização”, or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 39.5% in the year ended December 31, 2020 when compared to the same period of 2019. Consortia A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined. As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2020, we achieved the following results: Monthly average of R$1,154 million of sales in the three-month period ended December 31, 2020; R$3.5 billion of sales recorded in the three-month period ended December 31, 2020, an increase of 10% compared to the same period of 2019 and an increase of 33% compared to the three-month period ended September 30, 2020; New products implemented: trucks and motorcycles; and New feature: in our app, customers can find a new feature to help them buying a consortium. They only have to fill a form and they will receive a call offering the best options for them. Microcredit Our microcredit unit offers to low-income, informal entrepreneurs’ access to credit to expand and develop their businesses. As a tool to stimulate entrepreneurship and part of the government’s National Program for Oriented and Productive Microcredit (PNMPO), Itau Microcrédito is focused on entrepreneurs with up to R$360,000.00 in annual revenue. Loans are granted by specifically trained microcredit loan officers who discuss the client’s financial situation and understand their business’s needs, as well as provide information to help them improve their financial management. In 2020, our most important initiative was to help our clients navigate the significant impacts of the COVID-19 pandemic in the Brazilian economy. We postponed the due dates of all interested, compliant clients 101 in 60 days during the second quarter of 2020 and offered a renegotiation campaign with special discounts for those who defaulted during the third quarter of 2020. Another important evolution was the start of the commercialization of microcredit in our retail branches and through online channels in November 2020. Public Sector Group The Public Sector Group is tasked with client coverage and business development efforts for Brazilian Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails coverage in key locations of clients in the Public Sector space by a team of seasoned professionals, offering a comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products for select clients. During 2020 the Public Sector Group underwent a restructuring effort aimed at streamlining its operations and reinforcing its product portfolio with the goal of creating a more encompassing and Full Bank Experience for our clientele. As of December 31, 2020, the Public Sector Group was responsible for managing the relationships with 6,505 client accounts from its 13 offices across Brazil. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs. One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs. Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies. Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment. Asset Management With more than 60 years of experience in investment management, as of December 31, 2020, Itaú Asset Management has R$ 752.7 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2020) and recorded a 170 basis points decrease of assets under management in 2020 as compared to 2019. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 12.5% market share as of December 31, 2020, according to ANBIMA. Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$56.3 billion in managed assets as of December 31, 2020, compared to R$68.5 billion as of December 31, 2019, according to ANBIMA. 102

The reduction in assets under management in 2020 was intensified due to the COVID-19 pandemic which led to an asset migration out of funds and into the Bank Deposit Certificates portfolio. Investment Services Itaú Investment Services business units provide (i) local custody and fiduciary services, (ii) international custody services, and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts. We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management. Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,000 groups of clients, that reached R$3.9 trillion of assets under service as of December 31, 2020, which includes investment funds, underwriting, pension funds, trustee and brokerage services. In 2020, Global Finance named Itaú Investment Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform regarding securities services and investing in new solutions for our clients, such as iServices, that includes custody, brokerage and clearing all integrated as a service. Itaú Private Bank With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago and Nassau. Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers. Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives: Being the leading private bank in terms of client satisfaction; Adding value to clients and stockholders with a complete offering of long-term proactive advisory services; Continuing to invest in our international platforms to enhance Brazilian clients’ experience; Improving our operational efficiency through continuous investments in technology; and Maintaining a focus on risk management and regulatory considerations. Itaú Corretora (Brokerage) Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 302 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$133.5 billion in trading volume in 2020. The brokerage services are also provided to international clients through our broker-dealer in New York. 103

International Operations

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

The table below shows some of our operations in Latin America, excluding Brazil:

Countries	Branches & CSBs	ATMs	Employees
Argentina	84	175	1,584
Chile	185	408	5,340
Colombia(1)	111	125	3,098
Paraguay	40	301	975
Uruguay(2)	24	62	1,065

(1) Includes employees in Panamá.

(2) Does not include the 33 OCA points of service.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2020, we had a network of 444 branches, including 8 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2020, we also had 33 points of service through OCA S.A., our credit card operator in Uruguay. Please see "Distribution Channels", for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina's financial market.

Itaú Corpbanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On the same date, we entered into the Shareholders' Agreement of Itaú Corpbanca, or Itaú Corpbanca's Shareholders' Agreement, which entitles us to appoint, together with the Corp Group, the former controlling shareholder of Corpbanca, the majority of the members

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of Itaú Corpbanca’s Board of Directors. In the following years, we increased our equity stakes to 39.22%, pursuant to the exercise of put options by Corp Group, as set out in Itaú Corpbanca´s Shareholder´s Agreement. Itaú Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama). Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and 3) Treasury. Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market. Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services 105 offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.

- Private Banking (customers with high financial assets): under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.

Other International Operations

Our other international operations have the following objectives:

- Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches.

- Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, as issued by the IASB, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2020, 2019 and 2018:

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2020	2019	2018	2020-2019		2019-2018	
			(In millions of R$, except percentages)				
Income related to financial operations [(1) (2)]	**123,611**	**145,308**	**131,317**	**(21,697)**	**(14.9)%**	**13,991**	**10.7%**
Brazil	102,016	117,541	108,362	(15,525)	(13.2)%	9,179	8.5%
Abroad	21,595	27,767	22,955	(6,172)	(22.2)%	4,812	21.0%
Revenues from banking services	**38,557**	**39,032**	**36,809**	**(475)**	**(1.2)%**	**2,223**	**6.0%**
Brazil	34,533	35,283	33,211	(750)	(2.1)%	2,072	6.2%
Abroad	4,024	3,749	3,598	275	7.3%	151	4.2%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	**4,488**	**4,553**	**3,961**	**(65)**	**(1.4)%**	**592**	**14.9%**
Brazil	4,488	4,423	3,812	65	1.5%	611	16.0%
Abroad	-	130	149	(130)	(100.0)%	(19)	(12.8)%

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

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Distribution Channels

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.

The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,232 branches, which includes physical and digital branches, as of December 31, 2020, distributes all of products and services in Brazil.

ATMs, both our own proprietary network of machines and additional 23,798 via partnership with Tecban, (as of December 31, 2020) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 196 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs		
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Brazil	3,232	3,348	3,717	656	671	703	20,687	21,384	24,252
Abroad	413	448	483	36	37	37	1,071	1,107	1,175
Argentina	71	74	72	13	13	13	175	176	176
Chile and Uruguay	208	219	224	1	1	2	470	486	525
Colombia	101	117	148	10	11	13	125	147	174
Paraguay	28	32	31	12	12	9	301	298	300
Other	5	6	8	-	-	-	-	-	-
Total in Brazil and abroad	**3,645**	**3,796**	**4,200**	**692**	**708**	**740**	**21,758**	**22,491**	**25,427**

Digital Channels *(internet and mobile banking)*

In 2020, due to the COVID-19 pandemic, the world faced one of the greatest economic and social challenges, where technology and digitalization became even more necessary. Many habits and customs were adjusted to the "new normal" and digital channels have become a very safe way to continue interacting with other people and companies without leaving home.

We invested a substantial amount of effort to give our customers the best possible experience through digital channels. Improvements in the regulatory and competitive scenario reinforced that commitments we made to our customers and other stakeholders a couple of years ago were of utter importance and resulted in important achievements. Our year over year growth in 2020 in monthly active users was 13% and there was a 108% growth in accounts opened digitally for individuals, which represented almost 50% of the total accounts opened in 2020. We also had two records: the download of Itaú App was 1.3x higher than the daily average of 2020 and the download of Itaú Empresas App was 5x higher than the daily average of the same period.

Due to the COVID-19 pandemic, we encouraged our customers to use our digital channels, such as our apps and online banking website, and our digital products. Our website was reconfigured to give prominence to Digital Channels, including a step by step for those who have never used the Itaú App and how to use the main financial services tutorials (view transactions, transfer money and pay bills, credit card payment, virtual cards, unlocking credit and debit card passwords, tracking card orders). We also communicated the services that can be done online on our social networks and sent e-mails and SMS to our customers.

We created the "Services HUB", a feature in Itaú Apps, with a simple and pragmatic interface, which includes many forms where customers can make requests for operational services. Requests are automatically sent to back office teams, thus reducing the demand for branches and call centers, balancing the experience and practical benefits with efficiency and process optimization. We have more than 16 new forms available and have already processed more than 853 thousand transactions. Besides, we improved the interaction of customers with managers and specialists to purchase products and receiving recommendations, assuring

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contextualized and quality service. In addition, we are enhancing the connection between online and offline (o2o) channels to optimize the bank’s results. At WhatsApp Itaú, our focus was to expand the number of services and customers served by the channel. We launched the contact number to serve business customers and the exclusive contact number to deal with renegotiation for retail customers, which now serves active and inactive bank accounts, from simulation to contracting. In addition, we provide a feature that allows non-digitized customers to interact with WhatsApp Itaú, becoming a highly relevant digitization tool. These solutions illustrate our commitment to an omnichannel experience, to always be the bank our clients want to partner with. Also, in 2020, to help businesses during the COVID-19 crisis, we offered three types of loans in partnership with the government, with special conditions, all available through our digital channels. The first one was exclusive for the payment of salaries and financed 136 thousand payrolls, benefiting almost 50 thousand companies and over 1 million employees and R$2.9 billion in financings. We also offered a loan to support micro and small businesses, which resulted in more than 16 thousand contracts in the first 24 hours and an aggregate amount of R$4 billion borrowed. And the final loan, was a loan for small, medium and large businesses, which resulted in an aggregate amount of R$15 billion borrowed. The NPS in this segment increased by 5 points in 2020, which indicates that we were able to attend the needs of our customers with great quality. Another important service that we launched was Pix, an online payment and transfer system from the Central Bank. We built Pix considering simple and intuitive interfaces that can offer the best solution to our customers. This product was built by a 300 people multidisciplinary team, working remotely. Within less than two months, the transfers and payments made by Pix represented, organically, 26% of all the bank transfers in our main individual app, showing its disruptive potential and also an excellent basis to build new products and services for our customers. Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. We are also adapting our portfolio and products to serve a larger amount of customers. To mention some of these products, we have investment recommendations according to the clients’ objectives, online check deposit, buying foreign currency in the mobile app, iPhone pra Sempre (an online iPhone update program with credit card) and online renegotiation. We are constantly recognized for being close to the customer and always delivering best-in-class innovation. As an example, we earned the Folha Top of Mind 2019 as the Best Banking Mobile App category, and in 2020 we earned a national award called Digital Transformation Bank Report, in the categories Credit innovation and Customer/User Experience. In addition, we won the Finances category in Datafolha research about companies and services which had a positive impact during the pandemic. Our Brand and Marketing Channels We strive to provide complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships. This echoes in our continuous effort to fully attend the needs of each customer, from individuals and micro companies to large organizations, and provide the best experience both digitally and physically, which is reflected in our brand positioning. Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. We are active in social media with constant publications about the economic environment and tutorials. In December 2020, we reached over one billion views on our YouTube channel and over nine million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 641 thousand and 521 thousand followers, respectively. We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.9 million mentions on social media in 2020, according to Oliver, consulting agency that assist us in the analysis of social media data. 108

Social media is a pillar in engaging people in our role beyond banking. Itaú Unibanco invests in several projects, with a focus in education, culture, mobility, and sport. Our urban mobility platform has more than 1,400 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2020 an average of more than 1 million trips were made each month using bikes from our urban mobility platform. This is due to the amount of bikes we offer people: there are over 7,000 laranjinhas (orange bikes) across Brazil. In education, our programs are equally powerful: since the “Leia para uma criança” (Read to a child) program was created, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. This shows our commitment to mobilize clients and non-clients to make a difference in our country. As a result, in 2020 we were ranked for the 17th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$37,383 million. The analysis is based on our brand’s ability to generate financial results, influence the clients’ selection process, and ensure long-term demand. b) Revenues by segment and their share in the issuer’s net revenues Activities Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. 109

The table below presents our revenues per segment for the years ended December 31, 2020, 2019 and 2018.

(In R$ million)

	Year ended December 31		
	2020	2019	2018
Retail Banking	**72,680**	**79,227**	**72,182**
Financial margin (1)	41,818	46,764	40,243
Revenues from banking services	23,918	25,411	25,131
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,944	7,052	6,808
Wholesale Banking	**32,187**	**30,650**	**29,389**
Financial margin (1)	19,883	18,778	18,930
Revenues from banking services	11,911	11,306	9,810
Income from insurance, private pension and capitalization operations before claim and selling expenses	393	566	649
Activities with the Market and Corporation (2)	**9,918**	**9,913**	**10,246**
Financial margin (1)	8,394	9,088	9,912
Revenues from banking services	1,401	590	138
Income from insurance, private pension and capitalization operations before claim and selling expenses	123	235	196
IFRS adjustments	**(14,586)**	**(2,711)**	**(7,617)**
Total (3)	**100,199**	**117,079**	**104,200**
Financial margin (1)	50,053	69,350	60,705
Revenues from banking services	38,557	39,032	36,809
capitalization operations before claim and selling expenses	4,488	4,553	3,961
Other revenues	7,101	4,144	2,725

(1) It includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

(2) Activity with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2020, 2019 and 2018 after the eliminations from consolidation.

(In R$ million)

	2020	2019	2018
Income from financial operations (1) (2)	**123,611**	**145,308**	**131,317**
Brazil	102,016	117,541	108,362
Abroad	21,595	27,767	22,955
Revenues from banking services	**38,557**	**39,032**	**36,809**
Brazil	34,533	35,283	33,211
Abroad	4,024	3,749	3,598
Income from insurance and private pension operations before claim and selling expenses	**4,488**	**4,553**	**3,961**
Brazil	4,488	4,423	3,812
Abroad	–	130	149

(1) Includes interest and similar income, dividend income, adjustments to fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

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c) Income or loss arising from the segment and its share in the issuer’s net income We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated
(In R$ million) ITAÚ UNIBANCO 2020 RETAIL BANKING WHOLESALE BANKING ACTIVITIES WITH THE MARKET + CORPORATION ITAÚ UNIBANCO Adjustments Consolidated IFRS (3) Operating revenues 72,680 32,187 9,918 114,785 (14,586) 100,199 Financial margin (1) 41,818 19,883 8,394 70,095 (20,042) 50,053 Revenues from banking services Income from insurance and private pension operations before claim and selling expenses 23,918 11,911 1,401 37,230 1,327 38,557 6,944 393 123 7,460 (2,972) 4,488 Other revenues - - - - 7,101 7,101 Cost of credit (21,247) (8,968) 6 (30,209) 5,583 (24,626) Claims (1,345) (8) - (1,353) (1) (1,354) Operating margin 50,088 23,211 9,924 83,223 (9,004) 74,219 Other operating income (expenses) (40,221) (16,133) (650) (57,004) (11,985) (68,989) Non-interest expenses (2) (35,310) (14,592) (287) (50,189) (14,018) (64,207) ISS, PIS, Cofins and other tax expenses (4,911) (1,541) (363) (6,815) 634 (6,181) Equity in the earnings of associates and joint ventures - - - - 1,399 1,399 Net income before income tax and social contribution 9,867 7,078 9,274 26,219 (20,989) 5,230 Income tax and social contribution (3,071) (1,893) (3,099) (8,063) 17,897 9,834 Non-controlling interest (175) 601 (46) 380 3,452 3,832 Net income 6,621 5,786 6,129 18,536 360 18,896 (1) It includes net interest and similar income and expenses, dividend income of R$55,420, net gain (loss) from investment securities and derivatives of R$(8,056), and foreign exchange results and exchange variations on transactions abroad of R$2,689. (2) These refer to general and administrative expenses that include depreciation and amortization expenses of R$(5,064). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.
(In R$ million) ITAÚ UNIBANCO 2019 RETAIL BANKING WHOLESALE BANKING ACTIVITIES WITH THE MARKET + CORPORATION ITAÚ UNIBANCO Adjustments IFRS Consolidated (3) Operating revenues 79,227 30,650 9,913 119,790 (2,711) 117,079 Interest margin (1) 46,764 18,778 9,088 74,630 (5,280) 69,350 Revenues from banking services Income from insurance and private pension operations before claim and selling expenses 25,411 11,306 590 37,307 1,725 39,032 7,052 566 235 7,853 (3,300) 4,553 Other revenues - - - - 4,144 4,144 Cost of credit (16,072) (2,082) (18,154) 882 (17,272) Claims (1,206) (59) - (1,265) (30) (1,295) Operating margin 61,949 28,509 9,913 100,371 (1,859) 98,512 Other operating income (expenses) (41,460) (15,403) (986) (57,819) (9,450) (67,269) Non-interest expenses (2) (36,346) (13,940) (365) (50,651) (10,361) (61,012) Tax expenses for ISS, PIS, Cofins and other (5,084) (1,463) (621) (7,168) (404) (7,572) Share of profit or (loss) in associates and joint ventures - - - - 1,315 1,315 Net income before income tax and social contribution 20,519 13,106 8,927 42,552 (11,309) 31,243 Income tax and social contribution (7,095) (3,856) (2,545) (13,496) 10,066 (3,430) Non-controlling interest (198) (444) (51) (693) (7) (700) Net income 13,226 8,806 6,331 28,363 (1,250) 27,113 (1) Includes net interest and similar income and expenses, dividend income of RS64.325, net gain (loss) from investment securities and derivatives of R$4,098, and foreign exchange results and exchange variations on transactions abroad of R$927. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$(4,630). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.
(In R$ million) ITAÚ UNIBANCO 2018 RETAIL BANKING WHOLESALE BANKING ACTIVITIES WITH THE MARKET + CORPORATION ITAÚ UNIBANCO Adjustments IFRS Consolidated (3) Operating revenues 72,182 29,389 10,246 111,817 (7,617) 104,200 Interest margin (1) 40,243 18,930 9,912 69,085 (8,380) 60,705 Revenues from banking services 25,131 9,810 138 35,079 1,730 36,809 Income from insurance and private pension operations before claim and selling expenses 6,808 649 196 7,653 (3,692) 3,961 Other income - - - - 2,725 2,725 Cost of credit (12,526) (1,540) - (14,066) 5,112 (8,954) Claims (1,160) (68) - (1,228) - (1,228) Operating margin 58,496 27,781 10,246 96,523 (2,505) 94,018 Other operating income (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) Non-interest expenses (2) (35,296) (13,817) (331) (49,444) (8,094) (57,538) ISS, PIS, Cofins and other tax expenses (4,706) (1,400) (739) (6,845) 226 (6,619) Equity in the earnings of associates and joint ventures - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest (184) (550) (35) (769) 37 (732) Net income 11,371 8,185 6,177 25,733 (826) 24,907 (1) Includes net interest and similar income and expenses, dividend income of R$62,565, net gain (loss) from investment securities and derivatives of R$(4,834), and foreign exchange results and exchange variations on transactions abroad of R$2,974. (2) These refer to general and administrative expenses that include depreciation and amortization expenses of R$(3,332). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe: a) The characteristics of the production process Not applicable. b) The characteristics of the distribution process Not applicable. c) The characteristics of the markets in which it operates, in particular: i. Share in each of the markets Title Product/Service Market Position Additional Information and Main Competitors Source Itaú Personnalité (banking for high-income individuals) Retail Banking (Including Itaú Personnalité) In December 2020, we reached a market share of 11.4% based on total outstanding loan balance in reais, positioning us as the fourth largest bank in this segment in Brazil. Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. Itaú Unibanco Holding and the Central Bank. Credit Cards and Commercial Agreements Credit Cards We are the leaders in terms of transaction purchase volume of cards in Brazil, with 32.2% market share in the period from January to December 2020. Our traditional competitors in this business are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among Itaú Unibanco Holding and ABECS.

			which we highlight Nubank, Banco Inter and Banco Original.	
Payroll Deducted Loans	Payroll Deducted Loans	In December 2020, we obtained a market share of 12.6% in terms of payroll deducted loans, positioning us as the **fourth largest** bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brazil).	Itaú Unibanco Holding and the Central Bank.
Mortgage	Real Estate Financing and Mortgages	In the period from January to December 2020 we were the **second** in new loans to individuals among Brazilian banks, with 21.4% market share.	Our main competitors in this business are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brazil), and Banco do Brasil.	Itaú Unibanco Holding and ABECIP (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança).
Merchant Acquirer	Merchant Acquirer	In the period from January to December 2020 we reached a market share of 34.1% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the **second largest** player in this segment in Brazil.	Our traditional competitors in this business are Cielo and Santander GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.	Itaú Unibanco Hoding and ABECS.
Private Pension Plans	Private Pension Plans	In December 2020 our balance of provisions represented 21.2% of the market share for private pension plans, positioning us as the **third**	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do	FENAPREVI (Balance of provisions—Pension Plans for Individuals and Companies).

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largest pension provider in Brazil. Considering only Individuals plans, our market share reached 20.8%, positioning us as the second largest private bank. Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Vehicle Financing Vehicle In December 2020, we reached a market share of 10.6% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment. Our main bank competitors in this business are Banco Santander (Brazil), Banco do Brasil and Banco Bradesco. Itaú Unibanco Holding and the Central Bank. Insurance Insurance Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.1% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2020, positioning us as the fifth largest insurance provider in this segment in Brazil. Considering only our recurring insurance activities, our market share reached 10.4% in the same period. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the retail market. Despite the high concentration of Brazilian banks in the market, the growing number of Insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive. SUSEP. Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Homeowners. Health Insurance and VGBL — Redeemable Life Insurance products are not included.

Premium Bonds (títulos de capitalização, or capitalization plans) Premium Bonds In the period from January to December 2020 we had a market share of 11% in terms of revenues from sales of premium bonds, positioning us as the fourth largest provider of such products in this segment in Brazil. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brazil) which, like us, take advantage of their branch network to gain access to the retail market. SUSEP. Consortia Consortia Service Fees In the period from January to December 2020 we had a market share of 6.2% in total consortia services fees. Considering only banks, we are the third largest provider of such services in terms of fees in Brazil. Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Consortia and BB Consortia. Central Bank. Investment Banking Investment Banking At December 2020, Itaú BBA ranked first in mergers and acquisitions and equities markets deals(1). Itaú BBA also ranked first in origination and in distribution in debt capital markets transactions(2). In investment banking, Itaú BBA’s main competitors include Santander , Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A. (1) Dealogic. (2) ANBIMA ranking in terms of volume. Asset Management Asset Management In December 2020, we had a market share of 12.5% in terms of assets under management, positioning us as the second asset manager in Brazil. According to ANBIMA, the asset management industry in Brazil held assets totaling R$6,030 billion as of December 2020 and with 688 Financial ANBIMA.

Institutions and Assets Managers, among them, XP Investimentos. The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal. Local Custody In December 2020, we had a market share of 23.0% based on total assets under local custody, positioning us as the second position Local Custodian. According to ANBIMA, the local custody in Brazil held assets totaling R$6,276 billion as of December 2020. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A. Investment Services International Custody Our market share in December 2020 was 7.0% in terms of total assets under international custody, positioning us as the fourth largest International Custodian. Based on ANBIMA, the international custody service in Brazil totaled R$2,122 billion of assets as of December 2020. Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A. Itaú Unibanco Holding, ANBIMA and B3. Corporate Solutions In December 2020, we had a leading position as agent and register provider to 204 companies listed on B3, which represents 59.1% of companies listed on that Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

exchange. Moreover, we were the second largest transfer agent with 338 debentures offerings in the Brazilian market, representing 27.5% of the debentures market in Brazil Itaú Private Bank Itaú Private Bank In December 2020, we had a market share of 27.3% in terms of Itaú Private Bank. Reduction of 340 basis points compared to December 2019, mostly explained by the entrance of new players in the monitoring of ANBIMA and the impact of the market volatility caused by COVID-19 pandemic. Banco do Brasil S.A., Bradesco S.A., BTG Pactual S.A., Credit Suisse (Brasil) S.A. and Santander S.A ANBIMA Itaú Corretora (Brokerage) Retail Brokerage Services (1) Ranked third in Retail Brokerage Services by equity trading volume in the year ended December 31, 2020(2). Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Easynvest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores (1) CBLCnet; (2) Includes clients from Itaú Private Bank segment.

Mobiliários S.A. and Safra Corretora de Titulos e Valores Mobiliários S.A. Banco Itaú Argentina Total Loan Portfolio (includes privately-owned banks only) In November 2020, we had a market share of 2.8% in terms of total outstanding loan balance in Argentine pesos, positioning us as the tenth largest private bank in Argentina. Our main competitors are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina and Banco Macro. Central Bank of Argentina. Itaú Corpbanca Total Loan Portfolio (includes privately-owned banks only) In December 2020, our market share was 11.2% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile. Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones. Chilean Commission for the Financial Market (CMF). Banco Itaú Paraguay Total Loan Portfolio (includes privately-owned banks only) In December 2020, we had a market share of 13.5% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay. Our main competitors are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay. Central Bank of Paraguay. Banco Itaú Uruguay Total Loan Portfolio (includes privately-owned banks only) In December 2020, we had a market share of 23.3% based on total outstanding loan balance in Uruguayan pesos, positioning us as the second largest private bank in Uruguay. Our main competitors are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay. Central Bank of Uruguay.

ii. State of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2020, there were 139 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,291 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2020, these three banks accounted for 39.0% of the Brazilian banking sector's total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2020, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 35.8% of the banking system's total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector

(In billions of R$)

Position	Banks by total assets(1)	Control Type	As of December 31,	
			2020	% of Total
1st	Itaú Unibanco Holding S.A.	privately-owned	1,941.9	17.5
2nd	Banco do Brasil S.A.(2)	state-owned	1,713.3	15.5
3rd	Caixa Econômica Federal	state-owned	1,448.9	13.1
4th	Banco Bradesco S.A.	privately-owned	1,371.0	12.4
5th	Banco Santander Brasil S.A.	privately-owned	1,004.0	9.1
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	798.4	7.2
7th	Banco BTG Pactual S.A.	privately-owned	266.3	2.4
8th	Banco Safra S.A.	privately-owned	218.4	2.0
9th	J.P. Morgan S.A	privately-owned	104.1	0.9
10th	Banco Citibank S.A.	privately-owned	91.8	0.8
n.a.	Others	n.a.	2,114.5	19.1
	Total(3)		**11,072.7**	**100.0**

(1) Based on banking services, except insurance and pension funds.
(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
(3) Excludes Payments Institutions
Source: Central Bank (IF.data).

Along with our traditional competitors, there are also new technology-driven financial institutions such as fintechs, Asset Management firms and Acquiring Services which are disrupting the Brazilian financial industry. In general, these competitors act in specific business lines such as Credit Cards (e.g. Nubank), Investment Services (e.g. XP Investimentos), Acquiring Services (e.g. StoneCo, PagSeguro), Banking Services (e.g. Banco Inter, BTG Digital) and others. Although many of our non-traditional competitors are still in early stages of development, they start to gradually increase the number of products and services offered. As technology advances and clients' preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution and communication channels.

d) Possible seasonality

Our retail banking, such as credit cards and acquiring services have some seasonality in general, with an increased level of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year.

In addition, there is seasonality at the end of the year in our pension plan business, driven by the statutory requirement in Brazil that all employees must receive the equivalent of one month's extra salary at the end of the year.

We also have some seasonality in our banking service fees related to collection services at the beginning of the year, when taxes and other fiscal contributions are usually paid.

e) The main inputs and raw materials, informing:

i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and the applicable legislation

The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement Department, with the involvement of the procuring and legal, among other back-office,

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departments. However, there are categories where commercial and contractual negotiation stages are assigned to their technical managers. Other procurement stages are carried out in a centralized way by the Procurement department, ensuring the administrative assessment of supplier and that signed contracts are registered in the management system.
We have a structured supplier assessment process aimed at mitigating risks in the supply chain. This process starts with the supplier accessing website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registering in our system, the supplier goes under an administrative approval process, consisting of an analysis of the supplier’s adherence to environmental and social responsibility practices, compliance with and adherence to fiscal, tax and labor legislation regularity of certificates, licenses, payment of taxes, salaries and contributions, and fulfillment of corporate obligations through the same tools used to assess clients (credit analysis, debts to the market and suppliers, AML, fraud, anti-corruption law, and other discrediting facts).
This process is based on three risk analysis pillars and includes a specific view based on the risks associated with the type of the products or services supplied.
Reputational/Regulatory: analysis of risks associated with image and compliance with current legislation;
Financial: analysis of risks associated with the supplier’s financial health; and
Labor: analysis of risks associated with the supplier’s complying with labor obligations.
In addition to this administrative assessment, in accordance with established internal criteria, suppliers go under a technical approval stage aimed at reviewing the supplier technical information and its products and services, identifying whether it offers is in line with the institution’s needs and requirements. For suppliers that support the bank’s critical operations, the procurement of products and services is assessed and addressed separately.
The supplier will be eligible to take part in procurement processes if first approved in the aforementioned analyses.
After being engaged, the relationship with suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to contractual clauses, performance and quality of the services engaged.
Approved suppliers are monitored based on the risks associated with the service or product category. Monitoring criteria are the same of those used in the administrative assessment process, aimed at checking the initial condition assessed and may even lead to the termination of the business relationship with the supplier at any time if any risk is identified.
As a member of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Commission (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), the Ministry of Labor, among others.
ii. Possible dependence on a few suppliers
The search for suppliers to the Bank should be an ongoing and permanent activity, seeking to strengthen the supplier base, ensure competition, better prices and opportunities and overcome critical supply issues. We have a current base of 15,649 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting out services at the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. Possible dependence may arise as a result of a supplier providing services on an exclusive basis.
iii. Possible volatility in suppliers’ prices
Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, indices (e.g., inflation), among others.

7.4. Identify whether there are clients responsible for more than 10% of the issuer's net revenues, stating:

a) Total amount of revenues arising from the client

No clients account for more than 10% of the Issuer's revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan and lease operations:

(In R$ million)

	December 31,		
By concentration	**2020**	**2019**	**2018**
Largest debtor	7,243	5,389	5,193
10 largest debtors	37,863	29,340	31,564
20 largest debtors	54,812	44,712	47,433
50 largest debtors	83,438	71,965	73,358
100 largest debtors	112,333	97,695	98,675

7.5. Describe the material effects of state regulation on the issuer's activities, specifically commenting on:

a) The need for government authorization for the performance of activities and the history of the Issuer's relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior authorization from the Central Bank of Brazil.

Incorporated on September 9, 1943, under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo State Trade Board (JUCESP) under number 20,683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history goes back to Itaú's and Unibanco's journeys. On September 27, 1924, the banking division of Casa Moreira Salles started to operate, and later on it became Banco Moreira Salles. The institution, which would pioneer an ongoing process of mergers and acquisitions, adopted the name Unibanco in 1975. The Itaú Group's activities go back as far as 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, presently Itaú Unibanco S.A.

In relation to capital markets, the Issuer's shares were admitted for trading on B3 – Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) ("B3") in March 2003, replacing the shares of the institution currently named Itaú Unibanco S.A., which were admitted for trading on B3 (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

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CMN the highest authority of the Brazilian National Financial System (SFN) responsible for the currency and credit policy in Brazil to guarantee stability and social and economic development. Its major purpose is to disclose the general rules for the operation of the entire financial market.
Central Bank autonomous authority responsible for regulating and overseeing the entire National Financial System (SFN), ensuring the stability of the purchasing power of the currency and a solid and efficient financial system and for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising them.
CVM a government agency linked to the Ministry of the Economy with purpose of regulating, supervising and developing the securities market.
CNSP responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.
SUSEP responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants. ANS responsible for regulating and supervising the health insurance market in Brazil and its participants.
Our main operations outside of Brazil are subject to oversight by local regulatory authorities in the following jurisdictions:
South America: Central America: Europe: Argentina, Colombia, Panama and Caribbean North America: United Kingdom, Portugal Chile, Uruguay and (Bahamas and Cayman United States of America and Switzerland Paraguay. Islands)
Noteworthy regulatory requirements and restrictions on financial institutions: prohibition against operating in Brazil without prior approval of the Central Bank; prohibition against acquiring real estate that is not for the financial institution’s own use, except those received for settlement of loan losses or as expressly authorized by the Central Bank, pursuant to CMN regulation; prohibition against acquiring interests in companies without prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks; prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group; restrictions on credit transactions to certain related individuals and legal entities; obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); obligation to maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank; obligation to prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios; obligation to create, in respect to financial guarantees, specific accounting procedures for the assessment and registration of passive provisions (provisão passiva); prohibition against holding, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital; prohibition against granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in their investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank.
Supplementary law establishing the independence of the Central Bank approved by the Brazilian Congress
On February 25, 2021, Supplementary Law No. 179 of February 24, 2021 (“Supplementary Law No. 179”) was published, establishing the purposes of the Central Bank and its autonomy, as well as regulating the appointment and removal of its president and directors. Among other matters, Supplementary
Law No. 179 sets forth that the Central Bank shall obtain the status of “special autarchy” characterized by the absence of ties to a Ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy. Additionally, the law also sets forth that, while the President of Brazil will still be responsible for appointing the president and the board of directors of the Central Bank (with the Brazilian Senate’s approval of their names), their terms of office will no longer coincide, which will further guarantee the independence of the Central Bank from political decisions. Supplementary Law No. 179 came into effect on the date of its publication.
Basel III Framework
On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019.
The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.
Basel III implemented a liquidity coverage ratio, or LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio, or NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.
Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013 and those instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.
Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.
Implementation of Basel III in Brazil
Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/2013 and No. 4,193/2013. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência); and Additional Core Capital (Adicional de Capital Principal), both aligned to the guidelines of the Basel III framework.
Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar).
In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,192/13, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.
Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.
The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Conservação de Capital Principal), the countercyclical capital buffer (Adicional Contracíclico de Capital Principal) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions.
The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. We are considered domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for higher loss absorbency (Adicional de Capital Principal Sistêmico). The Central Bank’s implementation of the capital adequacy requirements under Basel III was phased-in from 2013 to 2019. In 2020, in response to the economic crisis related to the COVID-

19 pandemic, the CMN temporarily eased the capital conservation buffer, which will gradually return to the fully implemented level in April 2022.
Moreover, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.
The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to Itaú Unibanco Holding on December 31, 2020. The figures presented below refer to the percentage of our risk-weighted assets:
Basel III Requirements 2020 Common Equity Tier I 4,5% Tier I 6,0% Total Capital 8,0% Additional Capital Buffers (ACP) 2,25% conservation (1) 1,25% countercyclical (2) 0% systemic 1,0% Common Equity Tier I + ACP 6,75% Total Capital + ACP 10,25% Prudential adjustments deductions 100%
(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.
(2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set zero (BECAN Communication No. 36,830/21). Should the requirement increase, the new percentage takes effect twelve months after the announcement.
Limit to be observed 2020(1)
liquidity Coverage Ratio (LCR) l00%
(1) Mininum requirement valid from 1 January, 2019 onwards.
Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (Razão de Alavancagem, or RA) on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or NSFR) and the Leverage Ratio (Razão de Alavancagem, or RA) to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us — please refer to item “Segmentation for the proportional application of the prudential regulation” for more information), and the terms for compliance with such requirements.
The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or ASF) and the Required Stable Funds (Recursos Estáveis Requeridos, or RSF) of the financial institution. This new rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The RA, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The RA rule enacted in November 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the RA for Segment 1 financial institutions (which is our case).
CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a rule that unified and expanded Brazilian regulation on risk and capital management. Such regulation provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles.
According to such regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.
Pillar 3 Report
Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics:
prudential indicators and risk management; comparison between accounting and prudential information; capital composition; macroprudential indicators; leverage ratio (RA); liquidity indicators; credit risk; counterparty credit risk (CCR); securitization exposures; market risk; risk of interest rate fluctuation in instruments classified in the banking book (IRRBB); and remuneration of administrators.
The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.
In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was enacted, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN.
Global Systemically Important Financial Institutions (G-SIFI) Assessment in Brazil
The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR 200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 11, 2020, by the Financial Stability Board. The next update is expected in November 2021.

Recovery Plans for Systematically Important Financial Institutions
On June 30, 2016, the CMN issued a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans by December 31st, annually.
Segmentation for the Proportional Application of the Prudential Regulation
On January 30, 2017, the CMN issued a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution.
Brazilian Covered Bond (“Letra Imobiliária Garantida” – “LIG”)
Law No. 13,097/2015 created the Brazilian covered bond (Letra Imobiliária Garantida, or LIG), a debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. Since the law’s adoption, both the CMN and the Central Bank have regulated its provisions and established procedures relating to the issuance of Brazilian covered bonds.
Since then, Itaú Unibanco completed two bullet issuances of Brazilian covered bonds, the first on December 14, 2018 in the total amount of R$1.224 billion and the second on April 24, 2019, in the total amount of R$350 million.
On July 24, 2019, Itaú Unibanco established its first Brazilian covered bond program. The first issuance under the covered bond program took place on July 29, 2019, in the total amount of R$1 million. As of December 31, 2020, the accrued value of the outstanding Brazilian covered bonds issued by Itaú Unibanco, which includes the bullet issuances as well as the issuances under the program (as reflected in our financial statements), amounted to R$11,029 million.
Foreign Currency Transactions and Exposure
Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions.
In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio – ACC), advances on delivered export register (Adiantamento sobre Cambiais Entregues – ACE) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.
The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.
In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.
New Foreign Exchange Bill Approved by the Brazilian House of Representatives
By initiative of the Central Bank, the President of Brazil has presented to the Congress a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also includes provisions regarding the Brazilian capital held abroad and foreign capital held in Brazil. The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation.
The main aspects of the New Foreign Exchange Bill are: (i) the confirmation, at the legal level, that foreign exchange transactions may be carried out freely (provided that through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) the expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis, from its scope; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.
On December 22, 2020, the Brazilian House of Representatives approved the draft of the New Foreign Exchange Bill. The House voted on many motions by representatives for amendment or redaction of specific sections of the New Foreign Exchange Bill on February 10, 2021 with no material alterations to the proposal. Considering the approval by the Brazilian House of Representatives, the bill will be sent to the Brazilian Senate for approval. As of this date, it is not possible to estimate if and when it will be approved by the Brazilian Senate, or which changes (if any) will be approved by the Senate.
Central Bank Launches Public Consultation to Improve Foreign Exchange Regulations
The Central Bank launched Public Consultation No. 079/2020, which contains a proposal to improve foreign exchange regulations in the context of technological innovations and new business models related to international payments and transfers.
The improvements considered recent developments related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework. According to the Central Bank, the structural innovations in the Brazilian foreign exchange market can only be implemented after updating the legal framework of the foreign exchange market through the approval of the New Foreign Exchange Bill.
The proposal seeks to expand competition in the segment of remittances, provide better services and facilitate the execution of these transactions. It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market.
In this sense, the proposal includes the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to USD100 thousand per transaction; and (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market.
The proposal also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases. The provider of such services would now be referred to in the exchange regulations by the term eFX.
Large Exposure Limits
We are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, exceeds the threshold determined by the Central Bank. On July 31, 2018 the CMN released a resolution in order to comply with the Basel III reforms, introducing a new basis for calculating the exposure limits applicable to financial institutions classified as Segment 1 to their Tier 1 Regulatory Capital and increasing the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and derivatives held in our investment portfolio. The maximum exposure to any individual counterparty or group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital, and to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital).
Under this exposure limits, the following entities are considered to be different clients: (i) the Brazilian government, including the Central Bank; (ii) an entity which 50% or more of its voting capital is held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, the Federal District or their controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction, if this entity is not included in the central government; (vii) each entity which 50% or more of its voting capital is held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations.
The rule provides that, for certain financial institutions (including those classified as Segment 1, which is our segment), individual exposures to the Brazilian Federal Union (including the Brazilian Central Bank) as well as to central governments or to central banks of foreign jurisdictions are not subject to the observance of the large exposure limits.
Banks must identify possible related counterparties, considering its economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one experiences financial difficulties and the other, as a result, would also be likely to encounter financial difficulties, including those related to funding, payment of obligations and insolvency.
Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements.

Risk Weighted Asset Calculation
The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation.
Financial Bills (“Letras Financeiras”)
According to Law No. 12,249 of June11, 2010, as amended, Brazilian financial institutions can issue financial bills (letras financeiras), a debt funding instrument for financial institution aimed at larger volumes and longer terms. The regulatory framework for financial bills permits financial institutions to issue such instruments with subordination clauses as Basel III-compliant. As per the CMN Resolutions Nos. 4,733 of 2019 and 4,192 of 2013, the main characteristics of Basel III-compliant financial bills are:
The possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution;
The suspension of interest payments in case of non-compliance with capital requirements. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or be written-off. These determinations will not be considered as a default by financial institutions and will not accelerate the maturity of its other debts;
The possibility of issuance of perpetual financial bills, which will only mature in case of default on interest payments or at the time of the dissolution of the financial institution; and
The possibility of a broad authorization for the use of funds raised by the issuance of financial bills in the composition of the issuer’s Regulatory Capital (such authorization is pending Central Bank’s regulation).
In addition, CMN Resolution 4,733 of 2019 establishes important provisions for the issuance of financial bills such as:
Certain due diligence obligations to be observed by the issuer or any intermediary institutions involved in the distribution, placement and trading of the financial bills, in order to ensure the provision of information regarding the investment and its suitability to the investor’s profile; and
The flexibilization of the rates that can be used for the remuneration of financial bills, allowing the use of floating rates regardless of a combination with a fixed rate or any other rate (fixed or floating) that is publicly known and regularly calculated.
On September 24, 2019, the Central Bank issued Circular 3,963, a rule systematizing the requirements for the registration of financial bills in authorized central depositary entities, which were previously dispersed in different documents. The new rule establishes in its annexes the content of the subordination clauses that must be included in financial bills issued to compose the issuer’s Regulatory Capital.
Establishment of a Succession Policy
Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management, which shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions.
Our Board of Directors approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team.

Code of Corporate Governance
The Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. Pursuant to this code, companies must furnish to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework by means of the CVM Ruling No. 586/17.
In addition, the CMN has included the principles and criteria of corporate governance of financial institutions established by the Basel Committee into the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision.”
CMN rules establish the terms for the remittance of information on the management of financial institutions to the Central Bank, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. The financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations.
Anti-Corruption Law
The Brazilian anti-corruption law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings.
In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions.
The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:
(i) Our Anti-corruption Corporate Policy is available on our Investor Relations website.
(ii) Our Corporate Conduct, Integrity and Ethics Policy is available on our Investor Relations website, from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.
(iii) We also have a webpage dedicated to Integrity and Ethics in our Investor Relations website, from which you can access further details about our Integrity and Ethics Program.
Compensation of Directors and Officers of Financial Institutions
According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders. Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN's regulatory requirements.

Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Antitrust Regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted to CADE, the Brazilian antitrust authority, for prior approval in the event these transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million.

The closing of a transaction prior to CADE's approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement, and potential administrative proceedings.

In addition to submitting such transactions to CADE's approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank's antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) contracts or legal entities, aimed at cooperation in the financial sector; (v) acquisition of a minority stake of at least 5% of the voting shares of a financial institution.

It is worth mentioning that legislations in force in other jurisdictions may require that concentration acts be submitted to the relevant antitrust authority.

The Brazilian antitrust law provides for penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act and Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union), may also be applicable to companies whenever these carry out alleged anticompetitive practices with effects in the aforementioned jurisdictions.

Our Antitrust Corporate Policy is available on our Investors Relations website.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

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Under IFRS, as issued by the IASB, the allowance for loan losses is based on our internally developed expected loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(d) I – Classification and Measurement of Financial Assets and Note 32 Risk and Capital Management, our audited consolidated financial statements. The risk levels are categorized as:
Lower risk: PD lower or equal than 4.44%
Satisfactory: PD from 4.44% up to 25.95%
Higher risk: PD higher than 25.95%
Credit-Impaired: loans classified in Stage 3
Bank insolvency
The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either privately-held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions:
(i) Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.
(ii) Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.
(iii) Extrajudicial liquidation: process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.
In the course of the special regimes described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

Financial institutions may also be subject to the bankruptcy regime.
On December 24, 2020, the President of Brazil sanctioned Law 14,112 (“Law 14,112”), which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law 11,101/05) in several material aspects. Law 14,112 will enter into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.
Law 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law 14,112 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.
Law 14,112 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.
Deposit Insurance
In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.
Payment of Creditors in Liquidation
In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.
Insurance Regulation
With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.
In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.
There is currently no restriction on foreign investments in insurance companies in Brazil.
Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.
Anti-Money Laundering Regulation
The Brazilian anti-money laundering law (Law No. 9,613, as amended) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines.
The Brazilian anti-money laundering law also created the Council for Financial Activities Control (COAF), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction.
In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of Financial Action Task Force (FATF) and United Nations Security Council (UNSC), financial institutions in Brazil must establish internal control and procedures aiming at:
identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs). These records should be kept up-to-date;
checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
carrying out a prior analysis of new products and services, including the use of new technologies, if applicable, under the perspective of money laundering prevention;
keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
determining criteria for hiring personnel and offering anti-money laundering training for employees;
establishing procedures to be complied with by all branches and subsidiaries of Brazilian financial institutions located abroad with respect to anti-money laundering;

establishing that any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad, must verify whether the foreign financial institution is physically located in the jurisdiction where it was incorporated and licensed, and that it is subject to effective supervision;
monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF
(negative report);
requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000;
maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds;
ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and
unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.
Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate.
Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.
Politically Exposed Persons (PEPs)
According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.
Leasing Regulation
Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period.
Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Correspondent Agents
We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.
Regulation of the Brazilian Securities Market
According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.
Disclosure Requirements
Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.
The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.
Since 2018, the publicly-held companies, like us, have to present a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format.
Asset Management Regulation
The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration.
Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.
By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.
The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.
Investments of Foreign Investors
Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, subject to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment.
The foreign direct investment (RDE-IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions set forth in Brazilian regulation.
In order to invest in the Brazilian financial and capital markets, investors non-resident in Brazil must engage a financial institution authorized to act as legal representative and, unless the investor is a natural person, a custodian of their investments in Brazil. Such investments are regulated by Resolution CMN 4,373/14 and Resolution CVM 13/20. The transactions performed by foreign investors must be carried out in the markets organized by entities authorized by CVM (such as B3, for example) and securities must be held in custody with depositary and registration systems authorized by CVM and/or Central Bank (such as SELIC and CETIP). The rules establish certain exceptions which allow transactions outside of the organized markets such as subscription of securities in initial public offerings, tender offerings of securities and payment of dividends in kind. Brazilian rules also allow the issuance abroad of depositary receipts based on (i) any security issued by Brazilian publicly owned companies, (ii) credit instruments issued by financial institutions and other types of publicly owned institutions authorized by the Central Bank of Brazil, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência), and (iii) Letras Imobiliárias Garantidas, which are a type of real estate note issued in the Brazilian market. Regulatory Sandbox On October 26, 2020, the CMN and the Central Bank of Brazil (“BCB”) published CMN Resolution No. 4,865/2020 and BCB Resolution No. 29/2020, both regarding Controlled Testing Environment for Financial Innovations (“Sandbox”), which is intended to allow businesses, including institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the supervision of the CMN or the Central Bank with real consumers. CMN Resolution No. 4,865/2020 and BCB Resolution No. 29/2020 came into effect on December 1, 2020. The specific rules of the first cycle such as duration period and number of participants, necessary documentation, criteria for the classification of institutions and the schedule of the registration, selection and authorization processes of such entities were published on December 16, 2020 and is expected to start in the second half of 2021. The Central Bank approved on December 15, 2020, through BCB Resolution No. 50 of December 16, 2020 (“Resolution No. 50/20”), the rules applicable to the first cycle of its Regulatory Sandbox, scheduled to begin in the first semester of 2021. According to Resolution No. 50/20, enrollments for participants in the first cycle took place between February 22 and March 19, 2021, and among those enrolled, 10 to 15 projects will be selected. The selection and authorization of registered participants will take place between March 22nd and June 25th, 2021, and may be extended up to a maximum of 90 days, depending on the number of registrants. The topics chosen by the Central Bank as priorities and which will be considered in the selection of projects include: • Solutions for the foreign exchange market; • Development of capital markets through synergy mechanisms with the credit market; • Stimulus of credit to microentrepreneurs and small businesses; • Open Banking Solutions; • PIX Solutions; • Solutions for the rural credit market; • Solutions for increasing competition in National Financial System and Brazilian Payments System; • Financial and payment solutions with potential effects of stimulating financial inclusion; and • Fostering of sustainable finance. Open Banking The Brazilian Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists in the sharing of data and payment initiation services by financial institutions and other authorized entities, upon customer’s authorization and via 138 integration of information systems. The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. The Brazilian open banking model will comprise financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach, data on products and services, customer record data and customer transaction data. Open banking will eventually cover the provision of initiation payment services. On November 28, 2019, the Brazilian Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open banking in Brazil to the public. Among other topics, the draft resolution sets forth in detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The period for commenting the Public Consultation ended on January 31, 2020 and the Brazilian Central Bank received contributions form market agents. On May, 4, 2020, a regulation was published by the Central Bank and CMN (Joint Resolution No. 1/2020) and enables the sharing of registration and transactional data from individuals or legal entities through a secure, prompt, accurate and convenient manner — at the customers’ discretion, in the case of data and services that identifies the customer. It is an important step in the process of digitizing the financial system, creating an environment conducive to the emergence of new solutions for inclusive, competitive, safe and suitable provision of financial services. The open banking in Brazil will be implemented gradually, from February 2021 to December 2021, pursuant to the new dates established by the Joint Resolution No. 1/2020 (as amended by Joint Resolution No. 2/2020): Stage I – as of February 2021: public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions; Stage II – up to July 15, 2021: sharing of customers’ or their representatives’ registry information, and the customers’ transactional data related to products and services listed in Stage I; Stage III – up to August 30, 2021: sharing of services of initiating payment transactions and forwarding loan proposals; and Stage IV – up to December 15, 2021: expansion of the scope of covered data, in order to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products. Regulation on Payment Agents and Payment Arrangements A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and antimoney laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and rising gradually up to the totality of the total account balance in 2019. In October 2015, a regulation was published by the Central Bank regulating limitations on closed 139 payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements. On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. These limitations are not applicable to non-face-toface transactions and to corporate cards. On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3,691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in reais, converting the amounts due on the date that such expenses was incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date. On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 and Circular No. 3,952, which will come into effect on June 7, 2021, and impose new regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit. On October 22, 2020, the Central Bank published the Resolution No 24, which modified Circular No. 3.885, establishing the authorization process for payment institutions classified as a payment initiation service providers. The payment initiation service provider is characterized by being a payment institution that, without managing a payment account or holding at any time any part of the funds transfer, initiate a payment transaction. To operate as a payment initiation service provider is necessary a previously authorization by the Central Bank, institutions that already hold a financial institution authorization or a payment institution authorization have a simplified procedure. The Central Bank Resolution No. 24 also modified the authorization process for payments institutions that operate as prepaid issuers and start their operation after March 2021, requiring a previous authorization by the Central Bank. On March 25, 2021, the Central Bank published Resolution No. 80 and Resolution No. 81, which repealed Circular No. 3,885 and altered the rules relating to the operation and authorization process for payment institutions. Among the main changes introduced by Resolution No. 80, are: (i) the requirement that payment institutions include the term “Instituição de Pagamento” in their corporate name; (ii) the requirement that payment institutions be managed by three or more statutory officers; and (iii) that securities broker dealers are no longer required to request prior authorization to offer some payment services. The main changes set forth in Resolution No. 81 include changes to the definition of qualified equity interest held in payment intuitions, as well as an obligation for payment institutions to maintain a business plan available to the Central Bank, which may be requested before or after the granting of the authorization to operate. Resolution No. 80 and Resolution No. 81 will come into effect on May 3, 2021. Similar to Resolution No. 24, Resolution No. 80 requires all payment institutions incorporated after its entry into effect to require previous authorization by the Central Bank to operate. Instant Payments Central Bank approves regulation of its Instant Payment Arrangement (“Pix System”) On August 13, 2020, the Central Bank issued Central Bank Resolution No. 1 (“Central Bank Resolution 1/2020”), establishing the Pix System payment arrangement and approving its regulation (the “Pix Regulation”). Central Bank Resolution 1/2020 came into effect on September 1, 2020. Pix System transactions will operate on a restricted basis through November 3, 2020 and will be fully operational after November 16, 2020. Pursuant to Central Bank Resolution 1/2020, the participation in the Pix System is mandatory for 140 financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment agents that do not meet this threshold, as well as the National Treasury Secretariat. The Pix Regulation applies to all participants in the Pix System. According to the Pix Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment agents that (a) within the scope of the Pix System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank’s Instant Payments System (“SPI”), and (c) do not meet the criteria of mandatory participation in the Pix System. Provision of Financial Services through Electronic Channels CMN regulation establishes that financial institutions are not required to provide clients access to traditional banking services channels for collection and receipt services based on agreements that demand exclusively electronic channels. Credit Performance Information CMN regulates a database known as Credit Information System (Sistema de Informações de Crédito, or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions. New rules applicable to Brazilian capital abroad and non-resident accounts in Brazil. On July 30, 2020, the CMN enacted Resolution No. 4,841 and Resolution No. 4,844, which provide new rules related to the presentation of the Declaration of Brazilian Capital Abroad (“DCBE”), as well as the provision of information regarding non-resident accounts (conta de não-residente – “CNR”) in Brazil, both of which provide for the modernization and cost reduction of the compliance and supervision process in the National Financial System. According to Resolution No. 4,841, only Brazilian residents who maintain capital abroad above US$ 1 million by December 31 of each year are required to submit the DCBE, a declaration of assets abroad, to the Central Bank. Nevertheless, the rules for the provision of information to the Brazilian Tax Authority (Receita Federal do Brasil or “RFB”) have been kept unchanged. In addition, Resolution No. 4,844 alters the minimum threshold for the mandatory registration of transactions in CNRs from R$10,000 to R$100,000, which has the purpose of simplifying the monitoring procedures by Brazilian financial institutions. Consumer Protection Code The Brazilian Consumer Protection Code, or CDC, which is applicable to financial institutions according to Brazilian higher courts, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Basic consumer rights dealing with financial institutions: • Reverse burden of proof in court; • Proper and clear information provided with respect to the products and services offered (e.g.; quantity, characteristics, composition, quality, price and risks such products pose); • Proportional reduction of interest charged in connection with personal credit and consumer directed credit transactions in case of early payment of debts; • In limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g.; systemic failure or operational error); 141

• Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; • Prohibition on the release of misleading or abusive publicity or information about contracts or services, as well as on the promoting of overbearing or disloyal commercial practices; and • Liability for any damages caused to consumers by misrepresentations in their publicity or information provided. Late payment and default CMN Resolution No. 4,882 provides that in case of delay or non-payment of credit operations, financial leasing and credit card and other post-paid payment instruments, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fines in accordance with the law. Limitation to the fees and interest rates on overdraft-secured checks On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI). The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00. Resolution No. 4,765/2019 also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile. Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the referred date, and came into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation the rule applies to all contracts from 06 January 2020 regardless of the date of contracting. Data Protection The Brazilian General Data Protection Act, or the GDPA, came into effect in September 2020 (except for administrative sanctions, which will enter into effect on August 1, 2021, according to Law No. 14,010/2020). The GDPA brings a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the GDPA will apply irrespective of industry or business when dealing with personal data. The GDPA also created the Brazilian National Data Protection Authority, or the ANPD, which will exercise the triple role of investigation, enforcement and education. More importantly, it will be able to issue norms and procedures, deliberate on the interpretation of the act, request information to controllers and processors and, in cases of noncompliance with the law, enforce the law through an administrative process. The ANPD has been assured technical independence, though it is subordinated to the Presidency of the Republic. Cybersecurity We comply with the requirements of GDPA, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,658/2021 and of Central Bank Circular No. 3,909/2018, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Ruling No. 612/2019, 142 which amends, expands and repeals provisions to CVM Ruling No. 505, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection. Automatic debit of banking accounts On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. In order to foster the transparency on the relationship between the financial institutions and their clients, the new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client. Resolution No. 4,790 provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule came into effect on May 1st, 2021. Regulation of Independent Auditors In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years. CMN regulations also prohibit the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months. In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation. • An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; • A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and • Others reports required by Central Bank. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. Please see “Presentation of Financial and Other Information —About our Financial Information” for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the 143 type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. Please see “Item 16C. Principal Accountant Fees and Services” for further details about fees and services of the principal auditors. Self-Regulators We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. Some of the self-regulatory entities that we are subject to are the ABRASCA, ABECS, ANBIMA, and FEBRABAN, among others. Portability of Credit Transactions Regulated by the Central Bank since 2013, portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases.” Rules Governing the Charging of Fees on Banking and Credit Card Operations Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services. Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others. Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package. Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract. The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 30-days’ prior notice to the public must precede the creation or increase of a fee. In addition, fees related to priority services may only be increased 180 days after the date of a previous increase (the reduction of a fee can take place at any time). With respect to credit cards, a 45-days’ prior notice to the public is required for any increase or creation of fees and such fees may only be increased 365 days after the previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs. At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the CMN published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card 144 bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time. In 2018, the CMN issued a new resolution establishing that the following fees may be collected in the event of late payment or settlement of obligations related to credit card bills and other postpaid payment instruments: (i) compensatory interest, per day of delay, on overdue installments or on unpaid debtor balances; (ii) a fine and (iii) interest for late payment. The same resolution also established that the change in credit limits, if not carried out at the request of the customer, should, in the case of: (i) reduction, be preceded by at least 30-days’ advance notice to the client, except if there is a deterioration of the customer’s credit risk profile, according to the criteria defined in the credit risk management policy, in which case notice may be made at any time prior to the reduction; and (ii) increase, be conditioned upon the customer’s prior acquiescence. In 2019, the CMN issued a standard setting rules for the collection of interest and tariff on overdraft for individuals and Individual Microentrepreneurs (entrepreneurs with annual revenues of R$81,000 and subject to specific legislation). According to the new regulation, can only be charged for use of overdraft limit exceeding R$500.00. Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: the disclosure of information with the express consent of the interested parties; the exchange of information between financial institutions for record purposes; the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; the disclosure of some information established by law to tax authorities; and the disclosure of information in compliance with a judicial order. Digitalization of Documents and Record Keeping According to CMN’s resolution on the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank, these institutions are authorized to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. The resolution also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document. Dividends and other payments by financial institutions during the COVID-19 pandemic On May 29, 2020 the CMN enacted Resolution No. 4,820, in response to the COVID-19 pandemic, which prohibited financial institutions, such as us, to: (i) remunerate their own capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by Law No. 6,404/76 (the “Brazilian Corporation Law”), including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Central Bank (restriction applicable until December 31, 2020); (iii) reduce their capital stock, except if such reduction is required by law or approved by the Central 145

Bank (restriction applicable until December 31, 2020); and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation with respect to 2020 fiscal year. CMN Resolution No. 4,280 repealed CMN Resolution No. 4,797 of April 6, 2020, that had previously established similar restrictions. On December 23, 2020, the CMN enacted Resolution 4,885, which modified Resolution No. 4,820 in order to provide more flexibility for the payment of dividends or interest on capital. As a result, financial institutions are not allowed to pay dividends in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporation Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporation Law. This is the only restriction still in force as a result of Resolution No. 4,820/20. Public Consultation to Replace Prudential Regulation Referring to Credit and Market Risk On December 11, 2020, the Central Bank launched a public consultation on a proposal for a regulation that implements the minimum standard of the Basel Committee for Banking Supervision (BCBS) for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements. The proposal increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The proposal is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk. The consultation ended on February 23, 2021 and the final rule is still pending issuance. On December 11, 2020, the Central Bank also launched a public consultation on a proposal for a rule contemplating the first phase – of a total of four planned phases – of the process of reviewing the prudential standard for determining the capital requirement related to market risk, as provided for in Basel III. This first phase contains the requirements related to the risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio. Under the terms proposed in the consultation, the first phase will come into effect on January 1, 2022, through amendments to Resolution 4,557, of February 23, 2017, and the publication of a new rule that will replace Circular No. 3,354, of 27 June 2007. The consultation ended on February 9, 2021 and the final rule is still pending issuance. The Central Bank expects to launch new public consultations relating to Phases 2 and 3 throughout 2021. Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and the CVM. Some of the key aspects of Law No. 13,506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it sets forth new types of violations and subject to penalties; (iv) it increases the maximum penalty with respect to disqualification to a period of twenty years; (v) it provides that the Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements. Centralized Registration and Deposit of Financial Assets and Securities Law No. 13,476/2017, Law No. 12,810/2013, as amended, and consolidated the provisions on the creation of liens over financial assets and securities requiring that the constitution of liens on financial assets and securities subject to registration or centralized deposit be carried out exclusively at the registering entities or at the central depositories where such financial assets or securities are registered or deposited, regardless of the nature of the legal transaction to which they relate to, including for purposes of publicity and effectiveness 146 with third parties. The CMN issued a rule to regulate the provisions of Law No. 13,476/2017 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by institutions authorized to operate by the Central Bank, requiring, amongst other provisions, that such institutions be generally, subject to limited exceptions, obligated to: (i) register and deposit, in registration and/or centralized deposit systems authorized to operate by the Central Bank or the CVM, all financial assets and securities they are obligated or co-obligated to pay; and (ii) only keep in their asset portfolio securities that are registered and/or deposited in the terms of the CMN rule. On September 5, 2018, the Central Bank issued a new rule amending the existing procedural rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets and established the terms for the creation of liens over financial assets registered with registering entities. The referred rule established, amongst other changes, that such liens are effective in the moment that the central depositary accepts the command from its participant, pursuant to its internal regulations. Taxation of closed investment funds MP 806/17 issued on October 30, 2017, which intended to extinguish the tax deferral regime applicable to closely held investment funds and subject them to taxation, was not converted into law. As a consequence, it was repealed. Taxes on Transactions entered into by the Itaú Unibanco Group We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with their respective rates, are as follows: Tax Rate Tax calculation basis IRPJ 15.0% plus a 10.0% surtax Net income with adjustments (exclusions, additions, and deductions) CSLL 20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies). 25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) as of July 1, 2021 and until December 31, 2021. From January 1, 2019 to February 2020, the CSLL tax rate, as defined below, applicable to financial institutions, insurance companies, capitalization and similar entities was reduced to 15.0% Net income with adjustments (exclusions, additions, and deductions) COFINS 4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions PIS 0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions 147

ISS 2.0% to 5.0% Price of service rendered IOF Depends on the type of the transaction, as described below. Transaction nominal value Corporate Income Tax and Social Contribution on Net Income In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or CSLL) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively. The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate. The CSLL is levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. From January 1, 2019 to February 2020, the CSLL rate for financial institutions is 15.0%. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Provisional Measure No. 1,034 increased the CSLL (i) for banking institutions from 20.0% to 25.0%; (ii) for other institutions authorized to operate by the Central Bank from 15.0% to 20.0%; and (iii) for insurance and capitalization companies from 15.0% to 20.0% from July 1, 2021 to December 31, 2021. These modifications were introduced by a provisional measure and are awaiting approval of the Brazilian Congress. As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. 148

A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service, or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court. A law was published in September 2020 which provides for changes in relation to the Services Tax that are similar to those provided for in the legislation published in December 2016. Considering the injunction obtained in the Supreme Federal Court, on March 23, 2018, which suspended the amendments introduced by the law published in December 2016, the new law published in September 2020 has its applicability suspended until the Supreme Court rules on the injunction, as it is related to the previous law. Tax on Financial Transactions The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress. The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly. Type of transaction Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date) Foreign exchange transactions IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25% Insurance transactions IOF/Insurance: zero to 7.38% Maximum rate: 25% Loans and credit transactions IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day Securities – Derivatives IOF/Securities—Derivatives: zero Maximum rate: 25% U.S. Foreign Account Tax Compliance Act (FATCA) FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, or FFIs. 149

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money. The United States collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan). The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR). Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the IRS. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so-called Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018. In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA 150 from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, other environmental practices, including adherence to international environmental protections standards. Environmental and social policy Financial institutions play an important role in the global economy as they interact with all economy sectors and thus influence changes in society. In this scenario, and seeking to further underline the importance of E&S issues in the financial sector, the CMN provided for, through Resolution No. 4,327/2014, minimum E&S responsibility standards to be followed based on the importance and size of each institution. To ratify our commitment to seeking sustainable development, formalizing our E&S responsibility and sustainability strategy, we have a Sustainability and Environmental and Social Responsibility Policy (PRSA) setting out guidelines, strategies and principles that are fundamental to the institution, aimed at integrating the best sustainability and E&S risk management practices into the activities, operations and relations with stakeholders that may be impacted. This policy is based on the following guidelines: 1. Respecting and protecting human rights by promoting diversity, financial inclusion and fighting child labor in disagreement with law, forced labor, criminal exploitation of prostitution and sexual exploitation of minors; 2. Having an ethical and transparent stance by adopting fair business practices and providing timely and accessible information to fairly meet the specific needs of stakeholders; 3. Managing the E&S risk which is identified as one of the various types of risks we are exposed to; 4. Ongoing development of relations with stakeholders, such as clients, suppliers, employees, management members and partners, among others that may be impacted by our activities; 5. Rational use of natural resources, conservation of biodiversity, and mitigation of environmental impacts; and 6. Managing, monitoring and controlling sustainable actions, in compliance with applicable legal requirements. Since the beginning of our operation we have developed processes and products in partnership with other areas, and developed employee training and E&S Responsibility policies. Furthermore, we guide our institutional practices and business through good international practices, such as the Principles for Responsible Banking (PRB), Principles for Responsible Investment (PRI), Equator Principles (EP), Principles for Sustainability in Insurance (PSI), the Carbon Disclosure Project (CDP), Recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), and the Global Compact. www.itau.com.br/relacoes-com-investidores/annual-report/2020/. Strategy Financial institutions have a key role in the market as it connects all the economic sectors and makes funds available to individuals and companies of all sizes. Aware of its ability to foster and coordinate sustainable development, Itaú Unibanco’s positive impact strategy is aimed at supporting employees, clients and society through business and it is in line with international regulatory bodies and standards to achieve this goal. 151

In 2019, we published a revision of our strategic sustainability guidelines based on global trends, such as the Sustainable Development Goals (SDG), widening the connection with the business core and focused on maximizing the positive impact of our activities. Our organization’s positive impact commitments are presented as follows: For further information, please access www.itau.com.br/sustainability. The topics listed above are key to guide our decision-making, as these commitments provide us with a broader view of the risks and opportunities inherent in business. For the development of these topics, sustainability and financial market specialists have been interviewed, as have leaders, opinion makers and executives of companies engaged in positive impact commitments. Internal and external stakeholders – employees, executives, clients, stockholders, suppliers and society—have also been involved. In 2020, in view of its increasing importance, we engaged in creating a new commitment, which consists of guidelines and goals addressing private social investment. Teamed with our institutions and foundations, the focus is reaffirming our pact with Brazilian society by strengthening bonds of trust amid these uncertain times. This new commitment is aimed at providing access and increasing rights, improving quality of life in cities and strengthening the power of transformation of people through our private social investments. Through our unwavering commitment to Brazil, in June 2020, teamed up with two other top private banks Bradesco and Santander, we launched the Amazon Plan to promote the sustainable development of the Amazon region. In addition to the importance of this biome to the earth’s climate, this partnership among banks was set up in a particularly critical year for the region, with deforestation rates soaring. The financial system is able to directly and indirectly contribute to the sustainable use of Brazilian biomes driven by its operations with retail customers or by financing companies and their production chains. 152

Through these commitments, we underline our direct operation in the business areas in which we seek to align our expectations in relation to finance result, customer satisfaction, compliance with regulations and responsible practices, and positive impact generation. We summarize below our operations in some business lines: â–ª CREDIT: The strategic integration of E&S issues into credit granting has been carried out by applying the Equator Principles for 15 years now and assessing the impact of E&S issues on the credit risk of the most significant sectors of our portfolio. The E&S risk variable is included in credit granting and management models by assessing criteria such as cost of operations, sector allocation, types of guarantees and mix of products to be offered. â–ª INVESTMENTS: Our asset valuation methodology includes climate change as one dimension to be analyzed. We pay close attention to regulatory aspects and use internal carbon pricing to estimate emission costs of the companies we analyze to calculate the financial impact on market and equities prices of these companies. Responsible for managing clients’ assets, Itaú Asset Management has been a signatory to the Principles for Responsible Investment (PRI) since 2008. It is also a signatory to the Carbon Disclosure Project (CDP). Adherence to such voluntary commitments provide us with references to integrate environmental, social and corporate governance (ESG) issues into investment practices to mitigate risks and identify opportunities for our clients. We integrate ESG issues into our investment analyses based on a proprietary methodology that factors in eight different sustainability dimensions, including climate change. â–ª STRUCTURED OPERATIONS: To finance large projects and specialized operations, a questionnaire must be filled out to indicate the need for a more in-depth analysis and a specific diligence process before this operation is contracted out. In 2019, we raised US$150 million for SMEs, with most of this capital held by women, through the Development Bank of Latin America, CAF. In 2020, we started to provide specialized advisory in ESG operations (e.g., green bonds, sustainability-linked bonds, green bonds in the local market) to our CIB customers. We also have partnerships with the IDB, CEF, IFC, and BNDES to finance renewable energy and low-carbon economy projects. In 2021 we raised US$ 400 million with United States International Development Finance Corporation (DFC) in the international market with the intention of expanding credit to small and medium-sized companies, focusing on economically vulnerable regions like North and Northeast of Brazil, and companies mostly controlled or led by women. We keep on driving our institutional and business practices based on local and foreign benchmarks, signing up to voluntary pacts, fully listed in our institutional website. Some of the main highlights are as follows: â–ª Global Pact; â–ª Principles for Responsible Investment (PRI); â–ª Pact for eradication of slave labor; â–ª Principles for Sustainable Insurance (PSI); â–ª Principles for Responsible Banking (PRB). By the end of 2020, 200 banks from 49 countries, totaling US$47 trillion in assets, have signed up to the Principles for Responsible Banking (PRB), with the commitment to strategically align their business with UN’s Sustainable Development Goals (SDG) and the Paris Agreement on Climate Change. As a result of the efforts proposed by this global coalition of banks, capital circulation criteria are outlined to enable and accelerate the transition from an economy generating large volumes of waste and pollutants and showing poor concern for E&S issues to a greener and more socially inclusive one. Endorsing our commitment to developing sustainable business, it is worth noting our making up the portfolios of the Corporate Sustainability Index (ISE), Carbon Efficient Index (ICO2), and Dow Jones Sustainability Index (DJSI) since their introduction. We are also members of the Benchmark Club of the Carbon Disclosure Program (CDP) Latin America, which annually reports our emissions. We have also put in efforts to make headway with our agenda on transparency and reporting of climate change information through the Task Force on Climate-related Financial Disclosures (TCFD), set up by the Financial Stability Board (FSB), a G20 linked-body. These recommendations encourage organizations from several sectors to get to know and disclose information on impacts of climate change on their business. Our target is to include these TCFD recommendations on climate-related strategy, governance, risk management, targets and metrics by 2022. To learn more about our stance on climate change, please access: 153

https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Itau_Livreto_18_PORT20181214.pdf Impact of climate change on operations Risk management and opportunities We understand the importance of knowing, measuring and managing the impact of our operations. Therefore, for over ten years we have carried out a GHG emissions inventory, assessed by an independent third party, in conformity with the methodology adopted by the Brazilian GHG Protocol Program, which was recognized with the Gold Seal award. Our history of emissions is public knowledge, and every year we report it to the Public Registry of Emissions, a data platform managed by the Brazilian GHG Protocol Program available at www.registropublicodeemissoes.com.br. Our emissions management is based on projects developed to reduce the impact caused by us and offset the emissions that cannot be avoided. We continuously invest in projects that help reducing our emissions. Scope 1 comprises direct emissions from mobile, stationary and fugitive combustion, with actions aimed at reducing diesel consumption by own power generators, machine preventive maintenance, and mapping and studies to replace cooling gases with less harmful gases. Scope 2 comprises indirect emissions from electricity consumption, as we have invested in clean and renewable energy. Scope 3 comprises emissions from employee transportation, generation of solid waste and business travelling. We have implemented some initiatives such as remote meetings by conference call to reduce the number of trips and commuting among administrative centers, and promoted awareness-raising campaigns among employees to reduce waste generation. With the purpose of improving the environmental management of our facilities, we endeavor to achieve international environmental certifications. In 2019, the ITM Administrative Center was granted the NBR-ISO 14001:2015 certification, which provides us with a more efficient management of this complex that houses approximately 2,000 employees. Adding up this Administrative Center to two other certified complexes, our Business Center (ISO 14001:2015 certified since 2018) and Tatuapé Administrative Center (ISO 14001:2015 certified since 2011), today 18,000 of our employees at the central management in Brazil are allocated in certified buildings. Also regarding our certifications, since 2016 our Faria Lima 3,500 building has been awarded the triple LEED gold seal certification for sustainable buildings by the U.S. Green Building Council (USGBC), in categories LEED O+M (Operation and Maintenance), LEED BC+C (Building Project and Construction), and LEED ID+C (Interior Design and Construction). Our Mogi Mirim Technology Center (CTMM) is certified as LEED Gold (New Construction) and LEED Silver (New Construction), both granted by the U.S. Green Building Council, and the Tier III Gold, regarding the Design Documents, Constructed Facility, and Operational Sustainability categories, which is the highest certification level granted by Uptime Institute, a world standard setter for data centers. With a branch network spread throughout Brazil, our search for energy efficiency in our facilities is unrelenting. In 2019, we enhanced management, control and automation tools in our branches and replaced air conditioning equipment with more energy efficient models. The highlight about energy is that the bank consumes low environmental impact energy and the purchase of Renewable Energy Certificates (RECs) in 2019 proved that 100% of our energy is from zero emission renewable sources. Additionally, our energy consumption reduction strategies are focused on research and implementation of new energy efficiency related technology. Top initiatives were the installation of LED light bulbs and of new photovoltaic panels and the replacement of high-energy consumption equipment. In 2020 we proceed with the automation –automated energy control and management tools – for approximately 800 new branches. In 2020 we strengthened our commitment to clean energy by opting for Renewable Energy Certificates (REC), corroborating that 100% of energy consumed by the bank in Brazil comes from renewable sources, with zero emission (market-based approach). Therefore, in addition to reducing the GHG emission, we boost the renewable energy market. We have completed the installation of new photovoltaic panels at the administrative center and kept on the strategy to generate distributed energy through photovoltaic power plants to supply part of our branch network, which total 7 MWp. We will keep on expanding this model in 2021. Due to the nature of our activities, we generate low environmental impact waste compared to other industries. We work in our value chain with awareness-raising initiatives to reduce waste generation and ensure the correct disposal of the waste generated by our activities. We are attentive to initiatives and programs that promote waste management practices. We have increased our coverage in waste management, 154 including our branch network. These renovation concepts are based on the principle of respecting any existing framework and materials in the building to generate less waste in construction works.

Indicators and vision for the future

In the past few years, we have revisited our strategic sustainability guidelines, leading to adjustments to our materiality in order to expand the connection to the business core based on the impact we want to generate. Our current material topics are translated into eight positive impact commitments, which we publicly assumed in 2019. The Responsible Management Commitment aims at improving the environmental performance of operations and foster sustainable practices in our supply chain. Our targets comprise water and energy consumption, reduction of emissions, waste and business trips in our operations in Brazil.

Table: *Key Performance Indicators (KPI) of our environmental commitments*

	2021 absolute target	**2021 relative target**	**Performance in 2020[(1)]**
Water consumption	Reduce by 13% our water consumption between 2013 and 2021	Reduce by 51% our water consumption per R$1 million in banking products between 2013 and 2021	We reduced our absolute and relative water consumption by 62% and 74%, respectively
Energy consumption	Reduce by 15% our energy consumption between 2013 and 2021	Reduce by 52% our energy consumption per R$1 million in banking products between 2013 and 2021	We reduced our absolute and relative energy consumption by 28% and 50%, respectively
Renewable energy consumption (administrative buildings)	Reach 96% of energy consumed by renewable sources by 2021	Not applicable	We reached 100% of energy coming from renewable sources
Power Usage Effectiveness (PUE)	Reach PUE of 1.73 by 2021	Not applicable	We reached PUE of 1.79
Scope 1 emissions	Reduce by 4% our scope 1 emissions between 2018 and 2021	Reduce by 28% our scope 1 emissions per R$1 million in banking products between 2018 and 2021	We reduced our absolute and relative scope 1 emissions by 27% and 36%, respectively
Scope 2 [(2)] emissions	Reduce by 6% our scope 2 emissions between 2018 and 2021	Reduce by 29% our scope 2 emissions per R$1 million in banking products between 2018 and 2021	We reduced both our absolute and relative scope 2 emissions by 100%
Waste/sanitary landfill	Reduce by 4% the disposal of waste at our administrative units and branch network into landfills between 2018 and 2021	Not applicable	The volume of waste sent to landfills increased by 14%

155

Comparative data considering the informed baseline. (2) Indirect emissions in electricity consumption. For further information on our environmental performance, please see ESG Report at https://www.itau.com.br/relacoes-com-investidores/annual-report/2020/ or https://www.itau.com.br/relacoescom- investidores/annual-report/2020/pdf/ESG-Report-2020-Itau-Unibanco.pdf. c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities Trademarks Trademarks owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and subsidiaries’ activities. Patents Patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and subsidiaries’ activities. 7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 85% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 17 countries abroad account for approximately 15% of Itaú Unibanco Holding’s total revenue. For further information, please see Note 30 “Segment Information” to the Financial Statements under IFRS. 7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the issuer is subject to regulation in these countries and how this regulation affects the issuer’s business The Issuer has not had substantial revenues from countries other than Brazil. 7.8. With respect to social and environmental policies, please identify: a) whether the issuer discloses environmental and social information Banks interact with all sectors of the economy and, therefore, have significant power to influence positive changes in society. Itaú Unibanco’s mission is to be a leader in sustainable performance and customer satisfaction. Accordingly, we integrate environmental and social issues into our business, taking into account the needs of our clients and employees, civil society, and regulatory bodies. In the last 20 years, we have developed and taken part in a number of initiatives to reduce risks and take advantage of E&S opportunities. We have set up strategies, routines, processes and products, adopted specific policies and signed up to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project), Women’s Empowerment Principles (WEPs), United Nations Environment Programme – Finance Initiative (UNEP FI), Task Force on Climate-Financial Disclosure (TCFD), and the Principles for Responsible Banking (PRB) which guide our business and institutional practices. Business travel using own fleet Reduce by 7% the absolute number of kilometers traveled between 2018 and 2021 Reduce by 30% the absolute number of kilometers traveled between 2018 and 2021 The number of kilometers travelled increased by 16% 156

Additionally, with respect to sustainability issues, our driver is the UN 2030 Agenda, which allows the management of risks and opportunities and guidance through global targets. Connecting sustainable development challenges with the company’s business strategy makes it possible to raise the corporate sustainability value. Accordingly, in 2019 we set up Positive Impact Commitments that deliver actions aligned with the SDGs that make up the UN 2030 Agenda. These are: Financing positive impact sectors, Responsible investment, Inclusion and entrepreneurship, Financial citizenship, Transparency of reporting and communication, Ethics in relationships and business, Inclusive management, responsible management, and private social investment. For further information on these commitments, please access: https://www.itau.com.br/sustentabilidade/show.aspx?idCanal=n85k0ifKzH108j1fz4dvcg==&linguagem=en#. We publish information on these topics in our Integrated Annual Report, as well as in its supplementary publications, which follow the reporting guidelines of the Global Reporting Initiative (GRI), the International Integrated Reporting Council (IIRC) and the AA1000 Accountability Principles (AA1000AP, 2018) for stakeholder engagement. All material information on Sustainability management and the main annual results are included in these documents. To access 2020 information, please click on https://www.itau.com.br/relacoes-cominvestidores/ annual-report/2020/. b) the methodology followed in the preparation of this information To prepare the Integrated Annual Report, we follow GRI, SASB, IIRC and AA1000 principles. The project is conducted by a working group composed of several departments with different expertise. We understand material topics to be those that can affect our value creation in the short-, medium- and long-terms from the viewpoint of our management and main stakeholders. In the past few years, we have revisited our strategic sustainability guidelines, leading to a change in our materiality, which is more connected to the bank’s business and based on the positive impact generated by our business. Accordingly, we elected as material topics our Positive Impact Commitments assumed in 2019, as follows: Transparency of reporting and communication, responsible investment, Financing positive impact sectors, Inclusion and entrepreneurship, Financial citizenship, Ethics in relationships and business, responsible management, Inclusive management, and private social investment. The E&S risk management is deemed priority to the bank and we seek to align this risk management to the best market practices. Accordingly, we have specific procedures to identify, measure, mitigate and monitor the E&S risks for the most significant business lines. We understand that the E&S risk has a significant interface with other types of risks and therefore an integrated and cross-wise management is required. We have thus decided to break down this topic into credit, reputational, legal and regulatory risks. In 2014, CMN Regulation No. 4,327/2014 required that all financial institutions prepared environmental and social responsibility policies that should include measures of risk management, governance and stakeholder relations. The Sustainability, Environmental and Social Responsibility Policy sets out the guidelines and principles that are fundamental to the institution, and is aimed at integrating the best sustainability practices and E&S risk management into its activities, operations and relations with stakeholders that may be impacted. To disseminate the policy guidelines, we provide related training to all involved employees. For this policy, please access: Policy for Sustainability and Social Environmental Responsibility. For this policy, access: Our departments are subject to internal auditing, as part of the risk analysis monitoring process. These audits are carried out by a team that evaluates, among other issues, compliance with the Sustainability and Environmental and Social Responsibility Policy and the commitments and volunteer pacts associated with project finance we have signed up to, such as the Equator Principles. c) whether this information is audited or reviewed by an independent entity The Integrated Annual Report and the ESG Report are prepared by us based on the IIRC and GRI guidelines and address SASB indictors (commercial bank) and TCFD guidance. Additionally, we have agreed to meet the principles defined in the AA1000 AccountAbility Principles 2018 – “AA1000AP (2018)” standard. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the limited assurance of this report and its conclusions about the work carried out are available in the Assurance Report included therein. 157

d) the Internet pages on which this information can be found For information on the 2020 Integrated Annual Report, please access https://www.itau.com.br/relacoes-com-investidores/annual-report/2020/. 7.9. Supply other information that the issuer may deem relevant On April 12, 2021 Itaú Unibanco Holding published its 2020 Integrated Annual Report, together with the 2020 ESG Report, which, in addition to following the aforementioned guidelines, is focused on increasing the transparency of significant ESG data on market indices, ratings, and frameworks. Key information on annual results, targets and indicators of our sustainability management is included in these documents. The Integrated Annual Report has been prepared based on IIRC and GRI guidelines and TCFD guidance. We are also committed to complying with the principles defined in standard AA1000AP, 2018. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the limited assurance of this report and its conclusions on the work carried out may be checked in the Assurance Reports included herein. To access 2020 information, please click on www.itau.com.br/relacoes-com-investidores/relatorioanual/ 2020/. Additional information on item 7 The financial information presented in item 7 (Activities of the Issuer) adopts the IFRS accounting standard. 158

ITEM 8. EXTRAORDINARY BUSINESS 8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of past three years) All disposals and acquisitions of significant assets related to 2020, 2019 and 2018 were duly described in items 10.3 and 15.7 of this Reference Form. 8.2. Indicate significant changes in the conduction of the issuer’s business (period of past three years) Management structure for Itaú Unibanco The Ordinary General Meeting, on April 27, 2021 approved to compose the Board of Administration, the election of Candido Botelho Bracher and Maria Helena dos Santos Fernandes de Santana and the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal. On October 29, 2020, the Company announced to the market changes in its Board of Officers as Candido Botelho Bracher has reached the age limit for exercising the duties of his position. Accordingly, Milton Maluhy Filho was announced to succeed Candido Botelho Bracher as CEO after the due transition process between November 2020 and January 2021. Therefore, Milton Maluhy Filho was effectively invested on February 2, 2021. Additionally, on December 11, 2020, the Company announced to the market changes in its Executive Committee.The new configuration aims to bring the Executive Committee closer to business and, thus, simplify the Company’s operation and management model, allowing greater autonomy and speed in decision-making. Therefore, the Executive Committee is now made up of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, Leila Cristiane Barboza Braga de Mello, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Giullinet Fajerman. In line with the aforementioned announcements to the market, on January 28, 2021 the Board of Directors recorded that Candido Botelho Bracher had temporarily left the position of CEO as from February 2, 2021.In the same meeting, the following was approved: (i) transfer of Milton Maluhy Filho to take over as CEO, also as from February 2, 2021; (ii) the elections of Alexandre Grossmann Zancani, André Luis Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, and Ricardo Ribeiro Mandacaru Guerra, all of them to the position of Executive Officer; and (iii) the elections of José Geraldo Franco Ortiz and Matias Granata to the position of Officer. The Annual General Stockholders’ Meeting held on April 28, 2020 approved the election of Frederico Trajano Inácio Rodrigues and the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Issuer’s Board of Directors. The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Board of Directors. On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale Senior Vice President (“Diretor Geral de Atacado”), has reached the age limit for exercising the duties of this position. Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance department, Caio Ibrahim David, who was already a member of the Executive Committee. Milton Maluhy Filho, who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of the Risk and Finance department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco’s Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019. The Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to the Issuer’s Board of Directors. Messrs. Amos Genish, 159

Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly. On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen. 8.3. Identify any significant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of past three years) In 2020, 2019 and 2018 we did not enter into agreements worth higher than 0.5% Itaú Unibanco Holding’s stockholders’ equity under IFRS (Calculation based on the Financial Statements in IFRS of 12/31/2020: R$ 772.6 million) that are not directly related to the operational activities. 8.4. Supply other information that the issuer may deem relevant Not applicable. 160

ITEM 9. RELEVANT ASSETS 9.1. Describe the non-current assets that are significant for the development of the issuer’s activities, indicating in particular: a) Property, plant and equipment, including those rented or leased, identifying their location Property, Plant and Equipment As of December 31, 2020, we owned and leased our principal administrative offices, which include office buildings in 9 different addresses, comprising a total area of 403,968 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center. We lease most of our bank branches at competitive market prices through renewable leases that expire from the second half of 2020 (currently under renewal under similar terms and conditions) until the second half of 2042. As of December 31, 2020, we owned approximately 33% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 67%. b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing: i. duration ii. events that may cause the loss of rights to such assets iii. possible consequences of the Issuer’s loss of such rights Intangible assets are non-physical assets, include software and other assets, and are initially recognized at acquisition cost. Intangible assets are recognized when derived from legal or contractual rights, its cost may be reasonably measured, and, for intangible assets not derived from separate acquisitions or business combinations, it is probable that future economic benefits will arise from their use. The balance of intangible assets refers to internally acquired or produced assets. Intangible assets may have a definite or indefinite useful life. Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but rather tested on a semi-annual basis to identify any impairment. On December 31, 2020, intangible assets are as follows. Goodwill and intangible assets from mergers Intangible assets Total Association for promotion and offer of financial products and services Software acquired In-company developed software Other intangible assets(1) 8,187 686 2,600 3,993 1,864 17,330 (1) Include amounts paid for acquisition of rights to provide payments of salaries, earnings, retirement, pension, and similar services. For further information, please see our Financial Statements under IFRS, Note 14 – Goodwill and intangible assets. 161

Software i. duration Software is recognized when acquired by contractual rights or produced in company. In-company developed software includes costs associated with employees allocated and/or expenses incurred in hiring outsourced staff to develop software. In-company developed software is accounted for as intangible assets only if its purpose is to meet a demand of a business area (retail or wholesale) with future economic benefits generation. This type of software has a definite useful life of five years and is amortized on a straight-line basis. ii. events that may cause the loss of rights to such assets Non-renewal of the related license/contract within deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations, and/or other contingency measures. Domains These are the domains deemed the most significant for the Issuer’s and its subsidiaries’ activities. i. duration Domain names and duration Domain names Duration itau 2 years itau.com 2 years itau.com.br 2 years itaucard.com.br 2 years itaucustodia.com.br 2 years itaupersonnalite.com.br 2 years itauri.com.br 2 years itau-unibanco.com.br 2 years ii. events that may cause the loss of rights to such assets Non-renewal within the deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights The domain may be acquired by another party, either an individual or a legal entity, damage to the company image, and possible financial losses in relation to competitors and clients. Trademarks The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “REDECARD”, “REDE”, “CREDICARD”, “ITI”, “ITI ITAÚ”, “IUPP ITAÚ” and “ÍON ITAÚ”. i. duration In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (INPI) and its exclusive nationwide use is assured to the property owner. This trademark registration is valid for ten (10) years from the date it is granted by INPI, and may be extended for equal successive periods. The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered. 162

ii. events that may cause the loss of rights to such assets In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon (i) the expiration of its term without due extension, (ii) a waiver by the trademark’s owner, and (iii) its lapse. Another possibility is a declaration of nullity for a trademark registration already granted, by way of an administrative proceeding filed with the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights In the event the Issuer and/or its subsidiaries lose the rights to any or all trademarks listed above, they should use other trademark(s) in their activities as they would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In the event the Issuer and/or its subsidiaries fail to prove to be the owners of the trademarks they use, they may be subject to litigation on the grounds of alleged violation of third parties’ rights for misuse of trademarks. Patents The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard where users may type in a security password or PIN (personal identification number). In Brazil there are patents for a method to identify passwords to access an institution and for a method to generate a virtual keyboard for users to type in a security password or PIN, as well as a patent application for a method, a user device, and a system to submit financial operation information. i. duration In Brazil, the term of effectiveness of invention patents is twenty (20) years from the date when the patent application is made. The terms of effectiveness and the requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered. ii. events that may cause the loss of rights to such assets The events that may cause the loss of the rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96. The patent registration terminates upon: (i) the expiration of its terms, (ii) a waiver by the patent’s owner without prejudice to the right of third parties, (iii) lack of payment of annual consideration, and (iv) lapse. Additionally, if a patent registration has been granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or a lawsuit. iii. possible consequences of the Issuer’s loss of such rights Depending on the reason for the possible loss of rights over the patents listed above, the subject matter of the patent will fall in public domain and may be freely explored by third parties or the Issuer and its subsidiaries may have to stop using the subject matter of the patent. 163

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value - variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Banco Itaú BBA S.A.	17,298,092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99.99
				Market value				
12/31/2020	-33.4569810	0.000000	348,555,293.48	**Book value**	12/31/2020	1,947,017,114.56		
12/31/2019	32.7728790	0.000000	121,464,986.43					
12/31/2018	0.5214770	0.000000	648,593,448.61					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaú Uruguay S.A.	11,929,613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service bank with commercial portfolio	100.00
				Market value				
12/31/2020	27.968213	0.000000	288,709,200.00	**Book value**	12/31/2020	2,347,794,286.55		
12/31/2019	9.737457	0.000000	227,506,086.00					
12/31/2018	26.288675	0.000000	144,633,600.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaucard S.A.	17,192,451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	99.99
				Market value				
12/31/2020	-13.544134	0.000000	738,763,900.85	**Book value**	12/31/2020	9,684,785,636.41		
12/31/2019	20.527313	0.000000	860,625,000.00					
12/31/2018	9.396053	0.000000	578,117,354.01					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
BICSA Holdings LTD	08,993,702/0001-25	-	Subsidiary	Cayman Islands		George Town	Holding company of non-financial institutions	100.00
				Market value				
12/31/2020	-66.621567	0.000000	933,460,000.00	**Book value**	12/31/2020	693,892,241.50		
12/31/2019	3.363908	0.000000	-					
12/31/2018	14.012688	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Consultoria de Valores Imobiliários e Participações S.A.	58,851,775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100.00
				Market value				
12/31/2020	-17.178680	0.000000	818,288,310.67	**Book value**	12/31/2020	2,187,841,129.37		
12/31/2019	13.903722	0.000000	2,665,749.22					
12/31/2018	12.049703	0.000000	2,793,019.88					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Corretora de Valores S.A.	61,194,353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	99.99
				Market value				
12/31/2020	23.802050	0.000000	158,540,295.05	**Book value**	12/31/2020	1,873,594,746.15		
12/31/2019	19.950657	0.000000	83,299,997.05					
12/31/2018	6.207182	0.000000	270,384,876.30					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

164

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value - variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Itaú Corpbanca	12,262,596/0001-87	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	22.45
				Market value				
12/31/2020	-3.236895	0.000000	149,992,427.23	**Book value**	12/31/2020	3,702,929,352.60		
12/31/2019	-5.434745	0.000000	59,131,816.00					
12/31/2018	2.675895	0.000000	23,208,343.43					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Seguros S.A.	61,557,039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal and property damage lines, as defined by law	0.00
				Market value				
12/31/2020	37.194100	0.000000	614.07	**Book value**	12/31/2020	4,606.58		
12/31/2019	-32.500879	0.000000	4,888.09					
12/31/2018	-62.259162	0.000000	1,539.84					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Unibanco S.A.	60,701,190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	100.00
				Market value				
12/31/2020	27.848315	0.000000	3,650,750,000.00	**Book value**	12/31/2020	111,804,401,459.18		
12/31/2019	0.334456	0.000000	18,813,826,289.23					
12/31/2018	41.747268	0.000000	4,613,477,000.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
ITB Holding Brasil Participações Ltda	04,274,016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non-financial institutions	0.00
				Market value				
12/31/2020	-18.185028	0.000000	-	**Book value**	12/31/2020	69.51		
12/31/2019	62.509564	0.000000	-					
12/31/2018	-44.985794	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Oca S.A.	08,988,128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value				
12/31/2020	0.696619	0.000000	157,148,096.64	**Book value**	12/31/2020	299,920,522.43		
12/31/2019	-6.195169	0.000000	139,189,566.00					
12/31/2018	18.102017	0.000000	94,877,484.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Topaz Holding Ltd	N/A	-	Subsidiary	Cayman Islands		Grand Cayman	Holding company of non-financial institutions	0.00
				Market value				
12/31/2020	28.880866	0.000000	-	**Book value**	12/31/2020	46.41		
12/31/2019	-87.810575	0.000000	-	**Book value**				
12/31/2018	17.165067	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

9.2. Supply other information that the issuer may deem relevant

<u>Additional information on item 9.1c</u>

Information disclosed in item 9.1c is stated in accordance with BRGAAP.

165

ITEM 10. EXECUTIVE OFFICERS' COMMENTS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 10 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. On January 1, 2018 accounting standard IFRS 9 became effective replacing IAS 39 in the treatment of financial instruments. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and has been retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses occurred. On IFRS 9, credit losses recognized are those expected rather than incurred.

Asset Highlights

We present below the summarized balance sheets on December 31, 2020 and 2019. Please see our audited consolidated financial statements for further information about Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of December 31,		Variation	
	2020	2019	R$ million	%
	(In millions of R$)			
Cash	46,224	30,367	15,857	52.2
Financial assets at amortized cost	1,275,799	1,101,892	173,907	15.8
Compulsory deposits in the Central Bank of Brazil	90,059	91,248	(1,189)	(1.3)
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	425,432	366,130	59,302	16.2
Loan and lease operations portfolio	714,104	585,791	128,313	21.9
Other financial assets[1]	93,255	94,752	(1,497)	(1.6)
(-) Provision for Expected Loss	(47,051)	(36,029)	(11,022)	30.6
Financial assets at fair value through other comprehensive income	109,942	76,660	33,282	43.4
Financial assets at fair value through profit or loss	465,581	322,929	142,652	44.2
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,610	56,673	(1,063)	(1.9)
Tax assets	66,095	48,960	17,135	35.0
Total assets	**2,019,251**	**1,637,481**	**381,770**	**23.3**

December 31, 2020 compared to December 31, 2019.

Total assets were up by R$381,770 million, or 23.3%, on December 31, 2020 on a year-on-year basis, mainly driven by increases in financial assets at fair value through profit or loss and in loan and lease operations. This result was partially offset by higher provisions for expected loss. These results are further outlined below:

Financial assets at fair value through profit or loss increased by R$142,652 million, or 44.2%, on December 31, 2020 on a year-on-year basis, mainly driven by: (i) an increase of R$107,996 million in securities at fair value through profit or loss, particularly government securities, which increased by R$66,274 million; and (ii) an increase of R$34,650 million in derivatives, both as part of hedging strategy and client operations. This growth in derivatives is due to higher market volatility, mainly driven by the uncertainties brought about by changes in the macroeconomic scenario as a result of the Covid-19 pandemic.

Please see "Note 5 – Financial assets at fair value through profit or loss and Financial assets at fair value – securities" and "Note 6 – Derivatives" to our audited consolidated financial statements for further information.

Loan and lease operations grew by R$128,313 million, or 21.9%, on December 31, 2020 on a year-on-year basis, mainly driven by the following increases:

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(i) 34.4% in loan portfolio for very small, small and middle-market companies (credit origination by total credit amount rose 24.0%), mainly driven by higher financing for working capital as a result of government-backed credit lines, such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI). These government initiatives aim to guarantee financial resources for very small and small companies to carry on their activities during the Covid-19 pandemic and resulting economic crisis.

(ii) 33.5% in corporate loan portfolio (credit origination by total credit amount was up 51.7%), mainly driven by financing of working capital, vehicles and export/import. Due to the Covid-19 pandemic and resulting economic crisis, companies' demand for liquidity has increased.

(iii) 31.5% in loan portfolio in Latin America as a result of foreign exchange variations; and

(iv) 6.2% in loans to individuals, mainly due to rises of 22.8% in vehicle financing and 19.7% in mortgage loans. Credit origination in loans to individuals increased by 14.1% on a year-on-year basis. This result was partially offset by the 5.0% drop in loan portfolio, mainly due to the reduced volume of transactions involving credit cards in the first half of 2020, on the grounds of the social distancing measures adopted in view of the Covid-19 pandemic.

(in Millions)

Loans and lease operations by type	12/31/2020	12/31/2019	12/21/2018	2020 x 2019	2019 x 2018
Individuals	**255,483**	**240,490**	**212,564**	**6.2%**	**13.1%**
Credit card	87,073	91,676	78,255	(5.0%)	17.2%
Personal loan	35,346	34,892	29,543	1.3%	18.1%
Payroll loans	55,508	49,608	46,878	11.9%	5.8%
Vehicles	23,290	18,968	15,920	22.8%	19.1%
Mortgage loans	54,266	45,346	41,968	19.7%	8.0%
Credit for legal entities	**256,476**	**191,522**	**171,455**	**33.9%**	**11.7%**
Corporate	134,521	105,302	102,643	27.7%	2.6%
Micro / small and medium companies	121,955	86,220	68,812	41.4%	25.3%
Foreign loans - Latin America	**202,145**	**153,779**	**152,072**	**31.5%**	**1.1%**
Total loans and lease operations	**714,104**	**585,791**	**536,091**	**21.9%**	**9.3%**

(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (907) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,485) (R$ (3,303) at 12/31/2019).

Please see "Note 10 – Loan and lease operations" to our audited consolidated financial statements for further information.

Interbank deposits, securities purchased under agreement to resell and securities at amortized cost were up by R$59,302 million, or 16.2%, on December 31, 2020 on a year-on-year basis, mainly driven by the following increases: (i) R$41,513 million in Securities purchased under agreements to resell; (ii) R$21,056 million in interbank deposits impacted by foreign exchange variation.

Please see "Note 4 – Interbank deposits and securities purchased under agreement to resell" and "Note 9 – Financial assets at amortized cost – securities" to our audited consolidated financial statements for further information.

Financial assets at fair value through other comprehensive income were up by R$33,282 million, or 43.4% on December 31, 2020 on a year-on-year basis, mainly driven by increases (i) of R$17,217 million in government securities over greater liquidity demand; and (ii) of R$13,831 million in government securities – foreign, particularly in Chile, which grew by R$10,443 million on a year-on-year basis over greater liquidity demand.

Please see "Note 8 – Financial assets at fair value through other comprehensive income – securities" to our audited consolidated financial statements for further information.

Tax credits increased by R$17,135 million, or 35.0%, on December 31, 2020 on a year-on-year basis due to (i) impact of the fiscal hedging of foreign investments, and (ii) higher provisions for expected loss in the period.

Please see "Note 24 – Taxes" to our audited consolidated financial statements for further information.

We present below the summarized balance sheets – liabilities and stockholders' equity on December 31, 2020 and 2019. Please see our audited consolidated financial statements for further information about our consolidated balance sheet.

167

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of December 31,		Variation	
	2020	2019	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,579,686	1,211,999	367,687	30.3
At Amortized Cost	1,495,641	1,159,830	335,811	29.0
Deposits	809,010	507,060	301,950	59.5
Securities sold under repurchase agreements	273,364	256,583	16,781	6.5
Interbank market funds, Institutional market funds and other financial liabilities	413,267	396,187	17,080	4.3
At Fair Value Through Profit or Loss	79,653	48,029	31,624	65.8
Provision for Expected Loss	4,392	4,140	252	6.1
Provision for insurance and private pensions	221,000	218,334	2,666	1.2
Provisions	19,819	21,454	(1,635)	(7.6)
Tax liabilities	5,710	7,891	(2,181)	(27.6)
Other liabilities	38,511	28,338	10,173	35.9
Total liabilities	**1,864,726**	**1,488,016**	**376,710**	**25.3**
Total stockholders' equity attributed to the owners of the parent company	**142,993**	**136,925**	**6,068**	**4.4**
Non-controlling interests	11,532	12,540	(1,008)	(8.0)
Total stockholders' equity	**154,525**	**149,465**	**5,060**	**3.4**
Total liabilities and stockholders' equity	**2,019,251**	**1,637,481**	**381,770**	**23.3**

Total liabilities and stockholders' equity were up by R$381,770 million, or 23.3%, on December 31, 2020 on a year-on-year basis, mainly driven by increases in deposits, deposits received under securities repurchase agreements, interbank and institutional market debt, and financial assets at fair value through profit or loss. Please see below the main changes:

Deposits were up 59.5% on December 31, 2020 on a year-on-year basis, mainly driven by increases of R$214,068 million in time deposits, R$52,499 million in demand deposits, and R$34,912 million in savings deposits. These increases were mainly driven by funds from Retail Banking and Wholesale Banking clients in the second half of March 2020. These inflows were the result of our strategy to offer fixed-income products (such as bank deposit certificates) combined with greater demand from clients for lower-risk investments and more liquid products.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further information.

Interbank and institutional market debt and other financial liabilities were up by R$17,080 million, or 4.3%, on December 31, 2020 on a year-on-year basis, mainly driven by the following increases:

(i) R$18,761 million in securities issued abroad, including the issue of Senior Notes in the amount of US$1,500 million in January 2020 (equivalent to approximately R$6,404 million on January 31, 2020),
(ii) R$15,454 million in subordinated debt, including the issue of Tier 1 Subordinated Notes in the amount of US$690 million in February 2020 (equivalent to approximately R$3,149 million on February 28, 2020); and
(iii) R$6,848 million in export and import financing.

These items were also directly affected by foreign exchange variations.

These increases were partially offset by reductions of R$21,844 million in financial bills and R$6,919 million in rural credit bills on December 31, 2020 on a year-on-year basis, mainly driven by the maturities of these instruments.

Please see "Note 17 – Deposits received under securities repurchase agreements and interbank and institutional market debt" to our audited consolidated financial statements for further information.

Deposits received under securities repurchase agreements were up by R$16,781 million, or 6.5%, on December 31, 2020 on a year-on-year basis, mainly driven by increases of R$28,651 million in Money market - Assets received as collateral with right to sell or repledge and of R$11,366 million in assets received as collateral – third party portfolio. These results were partially offset by the reduction of R$23,236 million in assets pledged as collateral – own portfolio, particularly government securities.

168

Please see "Note 17 – – Deposits received under securities repurchase agreements and interbank and institutional market debt" to our audited consolidated financial statements for further information.

Financial liabilities at fair value through profit or loss were up by R$31,624 million, or 65.8%, on December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$31,677 million in derivatives, as part of both our hedging strategy and client operations. This increase is related to higher market volatility as a result of the Covid-19 pandemic.

Please see "Note 6 – Derivatives" to our audited consolidated financial statements for further information.

Total stockholders' equity was up by R$5,060 million, or 3.4%, on December 31, 2020 on a year-on-year basis, mainly driven by net income of R$15,064 million in the period, which was partially offset by the distribution of R$9,811 million as dividends and interest on capital.

b) Capital structure

On December 31, 2020, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2019) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2019) are common and 4,845,844,989 (4,845,844,989 on December 31, 2019) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2019).

In the past three fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2020	% of Total liabilities and stockholders' equity	12/21/2019	% of Total liabilities and stockholders' equity	12/31/2018	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	154,525	7.7%	149,465	9.1%	150,466	9.7%
Third parties' capital (2)	1,864,726	92.3%	1,488,016	90.09%	1,402,331	90.3%
Total equity	**2,019.251**	**100.00%**	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities excluding stockholders' equity

Capital-to-risk-weighted assets ratio

Our total capital[3] amounted to R$151,244 million on December 31, 2020, an increase of R$10,648 million on a year-on-year basis. Basel ratio (calculated as total capital-to-risk-weighted assets ratio) reached 14.5% on December 31, 2020, a decrease of 130 basis points compared to 15.8% as of December 31, 2019, mainly driven by the impact of foreign exchange variation, the provision for interest on capital and dividends for fiscal year 2019, and by higher risk-weighted assets (RWA), partially offset by net income for the period and the issuance of Tier 1 and 2 debt instruments.

Furthermore, the fixed assets ratio points out that the total capital level is compromised with adjusted permanent assets. Itaú Unibanco is within the 50% maximum limit of total adjusted capital, as set out by the Central Bank of Brazil. On December 31, 2020, the fixed assets ratio reached 24.0%, with a reserve of R$39,274 million.

3 The Total Capital consists of the sum of three items, named: (i). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up Level I; and (iii). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital.

169

12.4%
1.7%
10.7%
Tier I
Sep-20
0.2%
Follow On + Sell XP Inc.
0.3%
Net Income and Dividends
0.3%
Credit risk-weighted assets[1]
13.2%
1.7%
11.5%
Tier I
Dec-20
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Includes tax credits of investments abroad.

Tier 1 ratio increased by 80 basis points from September 30, 2020, mainly driven by net income for the period, including the result of the sale of part of our shares in XP Inc. and the reduction of RWA.

Please see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements under IFRS for further information on regulatory capital.

c) Payment capacity in relation to financial commitments assumed

We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions.

Liquidity risk is controlled by a department independent from the business departments, and is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution's risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments.

Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support:

- Different scenarios for liquidity projections.
- Contingency plans for crisis situations.
- Reports and charts for monitoring risk positions.
- Assessment of funding costs and alternatives.
- Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects.

The table below presents assets and liabilities based on remaining contractual terms, considering non-discounted flows.

170

Undiscounted future flows except for derivatives — In R$ Million

Financial Assets (1)	0 - 30 days			31 - 365 days			366-720 days			Over 720 days			Total		
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Cash and deposits on demand	46,224	30,367	37,159	-	-	-	-	-	-	-	-	-	46,224	30,367	37,159
Interbank investments	234,755	69,756	115,278	43,276	151,497	182,606	6,273	1,444	468	1,092	1,191	322	285,396	223,888	298,674
Securities purchased under agreements to resell – Funded positio	44,743	26,797	45,335	-	-	-	-	-	-	-	-	-	44,743	26,797	45,335
Securities purchased under agreements to resell – Financed positi	150,474	17,871	50,741	31,561	144,234	175,857	-	-	-	-	-	10	182,035	162,105	226,608
Interbank deposits (4)	39,538	25,088	19,202	11,715	7,263	6,749	6,273	1,444	468	1,092	1,191	312	58,618	34,986	26,731
Securities	239,964	131,195	82,144	16,348	17,669	17,255	17,144	19,846	17,853	101,908	108,011	98,531	375,364	276,721	215,783
Government s ec urit ies - available	226,615	111,487	72,026	393	300	292	379	302	292	5,779	4,763	5,315	233,166	116,852	77,925
Government securities – subject to repurchase commitments	93	7,744	52	3,905	6,616	6,321	6,749	12,445	12,671	15,132	25,366	32,811	25,879	52,171	51,855
Private securities - available	13,256	11,964	10,066	11,113	10,181	9,406	8,352	4,967	4,185	51,927	56,839	49,003	84,648	83,951	72,660
Private securities – subject to repurchase commitments	-	-	-	937	572	1,236	1,664	2,132	705	29,070	21,043	11,402	31,671	23,747	13,343
Derivative financial instruments	17,634	6,998	3,987	17,502	10,959	6,384	6,478	5,355	4,069	34,890	18,542	9,026	76,504	41,854	23,466
Net Position	17,634	6,998	3,987	17,502	10,959	6,384	6,478	5,355	4,069	34,890	18,542	9,026	76,504	41,854	23,466
Swaps	4,064	107	705	2,952	4,039	1,132	5,117	4,464	2,881	33,886	17,848	8,331	46,019	26,458	13,049
Option	10,103	4,696	1,167	8,783	3,043	1,890	992	500	975	540		183	20,418	8,456	4,215
Forward operations (onshore)	1,323	940	893	757	1,207	942	5	15	-	-		-	2,085	2,162	1,835
Other derivative financial instruments	2,144	1,255	1,222	5,010	2,670	2,420	364	376	213	464	477	512	7,982	4,778	4,367
Loan and lease operations portfolio (3)	60,896	63,401	68,829	236,173	197,090	166,503	114,523	93,203	88,138	317,492	236,982	241,919	729,084	590,676	565,389
Other financial assets	-	-	-	6	-	-	-	-	-	-	-	-	6	-	-
Total financial assets	599,473	301,717	307,397	313,305	377,215	372,748	144,418	119,848	110,528	455,382	364,726	349,798	1,512,578	1,163,506	1,140,471

(1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 90,059 (R$ 91,248 at 12/31/2019 and R$ 94,148 at 12/31/2018) which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26.
(2) Net of R$ 11,119 (R$ 8,544 at 12/31/2019 and R$ 5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.
(3) Net of payment to merchants of R$ 71,820 (R$ 69,050 at 12/31/2019 and R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignmentsR$ 1,623 (R$ 2,451 at 12/31/2019 and R$ 3,993 at
(4) Includes R$ 32,477 (R$ 18,938 at 12/31/2019 and R$ 15,886 at 12/31/2018) related to Compulsory Deposits w ith Central Banks of other countries.

Undiscounted future flows except for derivatives — In R$ Million

Financial Liabilities	0 - 30 days			31 - 365 days			365 - 720 days			Over 720 days			Total		
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Deposits	369,957	266,690	246,729	145,085	69,367	62,909	36,258	20,555	16,674	344,261	211,531	191,131	895,561	568,143	517,443
Demand deposits	134,805	82,306	72,581	-	-	-	-	-	-	-	-	-	134,805	82,306	72,581
Savings deposits	179,470	144,558	136,865	-	-	-	-	-	-	-	-	-	179,470	144,558	136,865
Time deposits	53,978	37,570	35,450	143,446	68,757	62,185	36,182	20,502	16,647	343,974	211,395	190,984	577,580	338,224	305,266
Interbank deposits	1,633	2,247	1,830	1,639	610	724	76	53	27	287	136	147	3,635	3,046	2,728
Other deposits	71	9	3	-	-	-	-	-	-	-	-	-	71	9	3
Compulsory deposits	(36,337)	(38,576)	(39,116)	(16,874)	(14,067)	(15,228)	(4,412)	(4,110)	(3,831)	(32,436)	(34,495)	(35,973)	(90,059)	(91,248)	(94,148)
Demand deposits	(6,926)	(4,412)	(5,600)	-	-	-	-	-	-	-	-	-	(6,926)	(4,412)	(5,600)
Savings deposits	(22,672)	(26,234)	(24,695)	-	-	-	-	-	-	-	-	-	(22,672)	(26,234)	(24,695)
Time deposits	(6,739)	(7,930)	(8,821)	(16,874)	(14,067)	(15,228)	(4,412)	(4,110)	(3,831)	(32,436)	(34,495)	(35,973)	(60,461)	(60,602)	(63,853)
Securities sold under repurchase agreements (1)	260,846	246,499	275,395	5,024	6,509	16,557	5,183	5,218	10,933	22,591	17,585	42,349	293,644	275,811	345,234
Funds from acceptances and issuance of securities (2)	2,391	4,335	2,189	40,463	47,697	32,950	35,189	39,505	39,077	68,573	67,435	53,626	146,616	158,972	127,842
Borrowings and onlending (3)	11,891	6,368	6,304	64,735	65,182	45,668	6,239	6,259	11,541	6,388	7,462	11,840	89,253	85,271	75,353
Subordinated Debt (4)	6,797	251	154	8,428	6,594	2,658	28,994	11,794	6,264	45,762	53,745	52,453	89,981	72,384	61,529
Derivative financial instruments	16,791	6,653	3,168	19,674	12,196	6,885	6,895	9,458	5,672	36,145	19,521	11,794	79,505	47,828	27,519
Net Position	16,791	6,653	3,168	19,674	12,196	6,885	6,895	9,458	5,672	36,145	19,521	11,794	79,505	47,828	27,519
Swaps	7,344	326	923	3,612	5,218	3,018	5,573	8,349	4,687	35,260	19,034	10,888	51,789	32,927	19,516
Option	6,355	3,668	883	12,381	4,567	1,935	998	571	823	528	255	288	20,262	9,061	3,929
Forward operations (onshore)	892	753	470	13	1	-	-	-	-	-	-	-	905	754	470
Other derivative financial instruments	2,200	1,906	892	3,668	2,410	1,932	324	538	162	357	232	618	6,549	5,086	3,604
Other Financial Liabilities	-	-	-	5	-	-	-	-	-	-	-	-	5	-	-
Total financial liabilities	632,336	492,220	494,823	266,540	193,478	152,399	114,346	88,679	86,330	491,284	342,784	327,220	1,504,506	1,117,161	1,060,772

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

d) Sources of financing used for working capital and investments in non-current assets used

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2020 and 2019:

171

Deposits and Average Loans	12/31/2020		12/31/2019	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,487,359**	**78.4%**	**1,259,993**	**79.5%**
Interest-bearing deposits	569,449	30.0%	394,787	24.9%
Savings deposits	161,226	8.5%	138,034	8.7%
Deposits from banks and time deposits	408,223	21.5%	256,752	16.2%
Securities sold under repurchase agreements	287,212	15.1%	299,225	18.9%
Interbank market debt and Institutional market debt	307,600	16.2%	256,057	16.2%
Interbank market debt	174,466	9.2%	155,977	9.8%
Institutional market debt	133,135	7.0%	100,080	6.3%
Reserves for insurance and private pension and Liabilities for capitalization plans	220,274	11.6%	212,972	13.4%
Other interest-bearing liabilities	102,824	5.4%	96,953	6.1%
Non-interest bearing liabilities	**262,081**	**13.8%**	**180,954**	**11.4%**
Non-interest bearing deposits	112,519	5.9%	76,865	4.8%
Other non-interest-bearing liabilities	149,562	7.9%	104,089	6.6%
Total stockholders' equity attributed to the owners of the parent company	**135,087**	**7.1%**	**130,500**	**8.2%**
Non-controlling interests	**12,552**	**0.7%**	**13,779**	**0.9%**
Total	**1,897,080**	**100.0%**	**1,585,225**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and issuance of securities abroad. Please see "Note 15 – Deposits" to our audited consolidated financial statements for further information about funding.

We may occasionally seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank of Brazil), and senior notes through repurchases in the open market, privately negotiated transactions or otherwise. Occasional repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale of these notes must be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt allows for the repayment in advance of the outstanding principal balance upon the occurrence of certain events, which are ordinarily found in long-term financing agreements. By December 31, 2020, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid out if the subsidiary paying out such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are barred from making loans to Itaú Unibanco Holding, but they are allowed to make deposits to Itaú Unibanco Holding, which represent interbank certificates of deposit. These restrictions have not had, and are not expected to

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have, a material impact on our ability to meet cash obligations.

The table below presents the breakdown of our sources of funding on December 31, 2020, 2019 and 2018.

Breakdown of our sources of funding	2020	% of total funding	2019	% of total funding	2018	% of total funding
	(In million of R$, except percentages)					
Deposits	**809,010**	**58.8**	**507,060**	**48.6**	**463,424**	**45.3**
Demand deposits	134,805	9.8	82,306	7.9	72,581	7.1
Saving deposits	179,470	13.0	144,558	13.9	136,865	13.4
Time deposits	491,234	35.7	277,166	26.6	251,300	24.6
Interbank deposits	3,430	0.2	3,021	0.3	2,675	0.3
Other	71	0.0	9	0.0	3	0.0
Securities sold under repurchase agreements	**273,364**	**19.9**	**256,583**	**24.6**	**330,237**	**32.3**
Interbank market debt	**156,035**	**11.3**	**174,862**	**16.8**	**134,670**	**13.2**
Mortgage notes	11,029	0.8	4,320	0.4	1,227	0.1
Real estate credit bills	4,205	0.3	7,635	0.7	9,546	0.9
Agribusiness credit bills	14,285	1.0	21,204	2.0	18,013	1.8
Financial credit bills	43,589	3.2	65,433	6.3	37,928	3.7
Import and export financing	71,470	5.2	64,622	6.2	50,050	4.9
On lending-domestic	11,457	0.8	11,648	1.1	17,906	1.8
Institucional market debt	**138,308**	**10.0**	**104,244**	**10.0**	**93,974**	**9.2**
Subordinated debt	74,916	5.4	59,462	5.7	49,313	4.8
Foreign borrowings through securities	62,433	4.5	43,672	4.2	41,863	4.1
Structured Operations Certificates	959	0.1	1,110	0.1	2,798	0.3
Total	**1,376,717**	**100.00**	**1,042,749**	**100.0**	**1,022,305**	**100.0**

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

The Board of Directors sets out a policy regarding liquidity risk management, as well as broad quantitative limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (CSRML), composed of senior management members, is responsible for a strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. To set out these guidelines, CSRML factors in the liquidity implications of each market segment and product. Itaú Unibanco's institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within parameters set by the Board of Directors and the CSRML. This includes oversight responsibility for all business units operating outside of Brazil.

We keep separate liquidity pools at our Brazilian operations and at each of our foreign subsidiaries. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits set by our senior management. In general, liquidity transfers rarely occur between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also set forth that there must be capital conservation and countercyclical buffers for Brazilian financial institutions, as well as minimum percentages, and any sanctions and restrictions that apply in the case of noncompliance with such additional requirements.

Based on local market practices and legal restrictions, we define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash. The operational liquidity reserve generally includes cash and deposits on demand, funded position of securities purchased under agreements to resell and unencumbered government securities.

The table below presents our operational liquidity reserve on December 31, 2020, 2019 and 2018:

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Operational Liquidity Reserve	As of December 31, 2020	2019	2018	2020 Average Balance[1]
		(In millions of R$)		
Cash	46,224	30,367	37,159	41,061
Securities purchased under agreements to resell – Funded position [2]	44,743	26,797	45,335	37,361
Unencumbered government securities [3]	232,245	115,774	74,760	178,124
Operational reserve	**323,212**	**172,938**	**157,254**	**256,546**

(1) Average calculated based on audited interim financial statements.

(2) Net of R$ 11,119 (R$8,544 at 12/31/2019 and R$5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the funds our treasury unit will have available for investment. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group has sufficient liquidity available to cover unforeseen market events at all times. These limits are revised periodically, based on projected cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain liquidity at suitable levels to meet present and future financial obligations and capitalize on potential business opportunities.

We are exposed to the effects of disruptions and volatility in the global financial markets and the economies in countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-established relationships, as well as credit facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity ratios

The Basel III Framework has introduced global liquidity standards, providing for minimum liquidity requirements aimed to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet short-term and long-term obligations: (i) liquidity coverage ratio (LCR), and (ii) net stable

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funding ratio (NSFR). We believe that LCR and NSFR provide more material information than a summarized cash flow analysis.

We present below an analysis of our LCR and NSFR for the year ended December 31, 2020.

Liquidity coverage ratio (LCR)

LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology set out by Central Bank Circular No. 3,749/2015. We measure total high liquidity assets at the end of each period to cash outflows and inflows as the daily average value for each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Liquidity Coverage Ratio	Three-month periods ended December 31,	
	2020	2019
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	343,174	170,004
Cash Outflows[2]	309,652	225,349
Cash Inflows[3]	133,297	111,313
Total Net Cash Outflows	176,355	114,035
LCR%	**194.6%**	**149.1%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR on December 31, 2020 was 194.6%, that is, above Central Bank requirements.

Net Stable Funding Ratio (NSFR)

The NSFR measures the long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year period, assuming a stress scenario.

We calculate LCR according to the methodology set out by Central Bank Circular No. 3869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) at the end of each period to the required stable funds (RSF) at the end of each period.

In accordance with Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

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Net Stable Funding Ratio	As of December 31, 2020	2019
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	956,033	733,242
Total Required Stable Funding (RSF)[2]	758,907	599,963
NSFR (%)	**126.0%**	**122.2%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

On December 31, 2020, ASF totaled R$956.0 billion, mainly driven by capital and retail and wholesale banking funding, and RSF totaled R$758.9 billion, mainly driven by loans and financing with wholesale and retail banking clients, central governments and transactions with central banks.

NSFR on December 31, 2020 was 126.0%, that is, above Central Bank requirements.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,022.5 billion (R$715.3 billion on December 31, 2019 and R$645.7 billion on December 31, 2018), and noteworthy were time deposits. A significant portion of these funds – 48.0% of total or R$491.2 billion – is immediately available to the client. These growths are associated with the positive inflow of funds and higher demand for liquidity since the second half of March 2020. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$million

Funding from customers	12/31/2020			12/31/2019			12/31/2018		
	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	**370,604**	**809,010**		**272,447**	**507,060**		248,913	463,424	-
Demand deposits	134,805	134,805	13.2	82,306	82,306	11.5	72,581	72,581	11.2
Savings deposits	179,470	179,470	17.5	144,558	144,558	20.2	136,865	136,865	21.2
Time deposits	55,778	491,234	48.0	44,855	277,166	38.8	37,784	251,300	38.9
Other	551	3,501	0.3	728	3,030	0.4	1,683	2,678	0.4
Funds from acceptances and issuance of securities (1)	1,978	136,638	13.4	4,293	143,569	20.1	2,285	111,566	17.3
Funds from own issue (2)	218	1,985	0.2	235	5,258	0.7	1,831	21,417	3.3
Subordinated debt	6,657	74,916	7.3	2	59,462	8.3	2	49,313	7.6
Total	**379,457**	**1,022,549**	**100.0**	**276,977**	**715,349**	**100.0**	**253,031**	**645,720**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, the several bankrupt estate creditors are paid according to priority. Particularly in relation to debt that comprise the Issuer's indebtedness, the following priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, but they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists between the many unsecured creditors or between the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

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Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2020, totaling R$ 47,296.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2020
Subordinated financial bills - BRL					
	-	2012	2020	111% of CDI	-
	-			IPCA + 6% to 6.17%	-
	6	2011	2021	109.25% to 110.5% of CDI	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484
	20			IGPM + 4.63%	38
	2,333			**Total**	**5,536**
Subordinated euronotes - USD					
	990	2010	2020	6.20%	-
	1,000	2010	2021	5.75%	5,360
	730	2011	2021	5.75% to 6.20%	3,805
	550	2012	2021	6.20%	2,858
	2,600	2012	2022	5.50% to 5.65%	13,764
	1,851	2012	2023	5.13%	9,677
	7,721			**Total**	**35,464**
Total					**41,000**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issue of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. (or Issuer) set up a program to issue and distribute notes through certain financial intermediaries ("Program") in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity ("Notes") up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due with respect of the Notes (nonpayment); (ii) noncompliance with other material obligations assumed under the corresponding Note other than a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (understood as those accounting for at least 10% of total consolidated assets disclosed in the latest annual balance sheet) at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding's obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

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On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. The Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence causes no acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding S.A.’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). By December 31, 2020, none of the aforementioned financial covenants have been breached nor there was any noncompliance with any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to five hundred million Reais (R$500,000,000.00) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the second issuance of Subordinated Notes and are the second series of the second issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; 178

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; The Subordinated Notes described herein have been issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to one billion, fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiii) Eleventh Issuance: Tier 2 Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 19, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 15, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances place certain conditions and restrictions on the Issuer, as follows: 179

Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) based any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management considers the current Basel ratio to be appropriate (14.5% based on the Prudential Conglomerate, of which 13.2% of Tier I and 1.3% of Tier II). Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$67,867 million (R$69,292 million on December 31, 2019), higher than the Additional Core Capital of R$23,450 million (R$31,195 million on December 31, 2019), widely covered by available capital. 180

h) Significant changes in each item of the financial statements in R$Millions

Assets	12/31/2020	%	12/31/2019	%	12/31/2018	%	2020 x 2019	2019 x 2018
Cash	**46,224**	**2.3%**	**30,367**	**1.9%**	**37,159**	**2.4%**	**52.2%**	**-18.3%**
Financial Assets	**1,851,322**	**91.7%**	**1,501,481**	**91.7%**	**1,424,876**	**91.8%**	**23.3%**	**5.4%**
At Amortized Cost	1,275,799	63.2%	1,101,892	67.3%	994,759	64.1%	15.8%	10.8%
Compulsory deposits in the Central Bank of Brazil	90,059	4.5%	91,248	5.6%	94,148	6.1%	-1.3%	-3.1%
Interbank deposits	55,685	2.8%	34,583	2.1%	26,420	1.7%	61.0%	30.9%
Securities purchased under agreements to resell	239,943	11.9%	198,428	12.1%	280,136	18.0%	20.9%	-29.2%
Securities	129,804	6.4%	133,119	8.1%	110,395	7.1%	-2.5%	20.6%
Loan and lease operations	714,104	35.4%	585,791	35.8%	536,091	34.5%	21.9%	9.3%
Other financial assets	93,255	4.6%	94,752	5.8%	75,090	4.8%	-1.6%	26.2%
(-) Provision for Expected Loss	(47,051)	-2.3%	(36,029)	-2.2%	(33,373)	-2.1%	30.6%	8.0%
At Fair Value Through Other Comprehensive Income	109,942	5.4%	76,660	4.7%	49,323	3.2%	43.4%	55.4%
Securities	109,942	5.4%	76,660	4.7%	49,323	3.2%	43.4%	55.4%
At Fair Value Through Profit or Loss	465,581	23.1%	322,929	19.7%	286,646	18.5%	44.2%	12.7%
Securities	389,071	19.3%	281,075	17.2%	263,180	16.9%	38.4%	6.8%
Derivatives	76,504	3.8%	41,854	2.6%	23,466	1.5%	82.8%	78.4%
Other financial assets	6	0.0%	-	0.0%	-	0.0%	0.0%	0.0%
Investments in associates and joint ventures	**15,570**	**0.8%**	**15,097**	**0.9%**	**12,019**	**0.8%**	**3.1%**	**25.6%**
Fixed assets, net	**6,937**	**0.3%**	**7,166**	**0.4%**	**7,302**	**0.5%**	**-3.2%**	**-1.9%**
Goodwill and Intangible assets, net	**17,330**	**0.9%**	**19,719**	**1.2%**	**19,329**	**1.2%**	**-12.1%**	**2.0%**
Tax assets	**66,095**	**3.3%**	**48,960**	**3.0%**	**42,830**	**2.8%**	**35.0%**	**14.3%**
Income tax and social contribution - current	3,547	0.2%	1,644	0.1%	2,831	0.2%	115.8%	-41.9%
Income tax and social contribution - deferred	56,583	2.8%	38,914	2.4%	32,781	2.1%	45.4%	18.7%
Other	5,965	0.3%	8,402	0.5%	7,218	0.5%	-29.0%	16.4%
Other assets	**15,773**	**0.8%**	**14,691**	**0.9%**	**9,282**	**0.6%**	**7.4%**	**58.3%**
Total assets	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**	**23.3%**	**5.5%**

Liabilities and stockholders' equity	12/31/2020	%	12/31/2019	%	12/31/2018	%	2020 x 2019	2019 x 2018
Financial Liabilities	**1,579,686**	**78.2%**	**1,211,999**	**74.0%**	**1,151,237**	**74.1%**	**30.3%**	**5.3%**
At Amortized Cost	1,495,641	74.1%	1,159,830	70.8%	1,119,734	72.1%	29.0%	3.6%
Deposits	809,010	40.1%	507,060	31.0%	463,424	29.8%	59.5%	9.4%
Securities sold under repurchase agreements	273,364	13.5%	256,583	15.7%	330,237	21.3%	6.5%	-22.3%
Interbank market funds	156,035	7.7%	174,862	10.7%	134,670	8.7%	-10.8%	29.8%
Institutional market funds	138,308	6.8%	104,244	6.4%	93,974	6.1%	32.7%	10.9%
Other financial liabilities	118,924	5.9%	117,081	7.2%	97,429	6.3%	1.6%	20.2%
At Fair Value Through Profit or Loss	79,653	3.9%	48,029	2.9%	27,711	1.8%	65.8%	73.3%
Derivatives	79,505	3.9%	47,828	2.9%	27,519	1.8%	66.2%	73.8%
Structured notes	143	0.0%	201	0.0%	192	0.0%	-28.9%	4.7%
Other financial liabilities	5	0.0%	-	0.0%	-	0.0%	0.0%	0.0%
Provision for Expected Loss	4,392	0.2%	4,140	0.3%	3,792	0.2%	6.1%	9.2%
Loan commitments	3,485	0.2%	3,303	0.2%	2,601	0.2%	5.5%	27.0%
Financial guarantees	907	0.0%	837	0.1%	1,191	0.1%	8.4%	-29.7%
Provision for insurance and private pensions	**221,000**	**10.9%**	**218,334**	**13.3%**	**201,187**	**13.0%**	**1.2%**	**8.5%**
Provisions	**19,819**	**1.0%**	**21,454**	**1.3%**	**18,613**	**1.2%**	**-7.6%**	**15.3%**
Tax liabilities	**5,710**	**0.3%**	**7,891**	**0.5%**	**5,284**	**0.3%**	**-27.6%**	**49.3%**
Income tax and social contribution - current	2,878	0.1%	3,997	0.2%	2,058	0.1%	-28.0%	94.2%
Income tax and social contribution - deferred	421	0.0%	1,058	0.1%	447	0.0%	-60.2%	136.7%
Other	2,411	0.1%	2,836	0.2%	2,779	0.2%	-15.0%	2.1%
Other liabilities	**38,511**	**1.9%**	**28,338**	**1.7%**	**26,010**	**1.7%**	**35.9%**	**9.0%**
Total liabilities	**1,864,726**	**92.3%**	**1,488,016**	**90.9%**	**1,402,331**	**90.3%**	**25.3%**	**6.1%**
Capital	97,148	4.8%	97,148	5.9%	97,148	6.3%	0.0%	0.0%
Treasury shares	(907)	0.0%	(1,274)	-0.1%	(1,820)	-0.1%	-28.8%	-30.0%
Additional paid-in capital	2,519	0.1%	2,175	0.1%	2,120	0.1%	15.8%	2.6%
Appropriated reserves	17,228	0.9%	12,948	0.8%	13,480	0.9%	33.1%	-3.9%
Unappropriated reserves	29,926	1.5%	29,878	1.8%	29,666	1.9%	0.2%	0.7%
Other comprehensive income	(2,921)	-0.1%	(3,950)	-0.2%	(3,812)	-0.2%	-26.1%	3.6%
Total stockholders' equity attributed to the owners of	**142,993**	**7.1%**	**136,925**	**8.4%**	**136,782**	**8.8%**	**4.4%**	**0.1%**
Non-controlling interests	11,532	0.6%	12,540	0.8%	13,684	0.9%	-8.0%	-8.4%
Total stockholders' equity	**154,525**	**7.7%**	**149,465**	**9.1%**	**150,466**	**9.7%**	**3.4%**	**-0.7%**
Total liabilities and stockholders' equity	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**	**23.3%**	**5.5%**

The accompanying notes are an integral part of these consolidated financial statements.

The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, hereto.

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10.2 Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue;
II - Factors that materially affected operating income and expenses.

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

Highlights

The table below sets forth our summarized consolidated statement of income for the years ended December 31, 2020, 2019 and 2018. For further information about the products and services we offer, please see "Item 4. Information on the company" in our Form 20-F.

Please see our audited consolidated financial statements for further information about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the years ended December 31,			Variation 2020 - 2019		Variation 2019- 2018	
	2020	2019	2018	R$ million	%	R$ million	%
		(In millions of R$)					
Operating revenues	**100,199**	**117,079**	**104,200**	**(16,880)**	**(14.4)**	**12,879**	**12.4**
Net interest income(1)	50,053	69,350	60,705	(19,297)	(27.8)	8,645	14.2
Non-interest income(2)	50,146	47,729	43,495	2,417	5.1	4,234	9.7
Expected loss from financial assets and claims	**(25,980)**	**(18,567)**	**(10,182)**	**(7,413)**	**39.9**	**(8,385)**	**82.4**
Other operating income (expenses)	**(68,989)**	**(67,269)**	**(63,410)**	**(1,720)**	**2.6**	**(3,859)**	**6.1**
Net income before income tax and social contribution	**5,230**	**31,243**	**30,608**	**(26,013)**	**(83.3)**	**635**	**2.1**
Current and deferred income and social contribution ta	9,834	(3,430)	(4,969)	13,264	(386.7)	1,539	(31.0)
Net income	**15,064**	**27,813**	**25,639**	**(12,749)**	**(45.8)**	**2,174**	**8.5**
Net income attributable to owners of the parent comp:	**18,896**	**27,113**	**24,907**	**(8,217)**	**(30.3)**	**2,206**	**8.9**

(1) Includes:

(i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$113,262 million, R$117,523 million and R$110,324 million in the years ended December 31, 2020, 2019 and 2018, respectively);

(ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$15,716 million, R$22,760 million and R$22,853 million in the years ended December 31, 2020, 2019 and 2018,respectively);

(iii) interest and similar expenses (R$(73,558) million, R$(75,958) million and R$(70,612) million in the years ended December 31, 2020, 2019 and 2018, respectively);

(iv) adjustments to fair value of financial assets and liabilities (R$(8,056) million, R$4,098 million and R$(4,834) million in the years ended December 31, 2020, 2019 and 2018, respectively); and

(v) foreign exchange results and exchange variations in foreign transactions (R$2,689 million, R$927 million and R$9,974 million in the years ended December 31, 2020, 2019 and 2018, respectively).

(2) Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income.

2020 compared to 2019

Net income attributable to the owners of the parent company decreased by 30.3%, amounting to R$18,896 million for the year ended December 31, 2020 from R$27,113 million on a year-on-year basis. This result was mainly driven by a 14.4% decrease in operating revenues and a 39.9% increase in expected loss from financial assets and claims. Decrease in net income attributable to the owners of the parent company was partially offset by an increase of R$13,264 million in current and deferred income tax and social contribution. These line items are further described below.

Net interest income decreased by R$19,297 million, or 27.8%, for the year ended December 31, 2020 on a year-on-year basis, mainly driven by a decrease of R$12,154 million in the adjustment to fair value of financial assets and liabilities, mainly due to the tax effect on hedging instruments for our foreign investments.

The result of exchange rate variations on foreign investments is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the Brazilian real against foreign currencies generates gains on our hedging instruments abroad. This affects our tax expenses allocated in line items "current and deferred income and social

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contribution taxes” and “other operating income (expenses).” In the year ended December 31, 2020, the nominal depreciation of the Brazilian real against the U.S. dollar was 28.9% from a 4.0% depreciation on a year-on-year basis. The tax effect on the hedging instruments for foreign investments resulted on a gain of R$17,701 million for the year ended December 31, 2020 from a gain of R$2,499 million in 2019. As a result, disregarding the aforementioned tax effect on the hedging instruments for our foreign investments, net interest income increased by R$4,095 million in the year ended December 31, 2020 on a year-on-year basis. ○ Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income decreased by 3.6% in the year ended December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$6,365 million in income from securities purchased under agreement to resell and by the decrease of R$2,492 million in compulsory deposits in the Central Bank of Brazil, as a result of low interest rates. On December 31, 2020, the Selic rate was 1.90% per year from 4.40% per year on a year-on-year basis. Our loan portfolio balance increased by 21.9% in the period, whereas revenue from loan portfolio decreased by 1.9%, mainly driven by: (i) lower spread on loan products, particularly for government-backed credit lines for very small, small and middle-market companies, (ii) lower interest rates for financing of working capital, and (iii) regulatory changes, mainly CMN Resolution No. 4,765, which imposes a threshold of 8% per month on overdraft interest rates in current account. Furthermore, this result was partially offset by an increase of R$6,224 million in income from financial assets at fair value through other comprehensive income mainly driven by foreign exchange variations. ○ Interest and similar expenses decreased by 3.2% in the year ended December 31, 2020 on a year-on-year basis, mainly driven by: (i) decrease of R$9,783 million in deposits received under securities repurchase agreements, mainly driven by the reduction of R$23,236 million in assets pledged as collateral – own portfolio, particularly in government securities; and (ii) decrease in financial expenses on technical provisions for insurance and private pension plans, which totaled an expense of R$8,121 million in the year ended December 31, 2020 from an expense of R$16,720 million on a year-on-year basis, due to the lower net value of assets of investment fund units and consequent impact on pension plans. This result was partially offset by the increase in interbank market debt, mainly driven by an increase of R$6,848 million in export and import financing, which in turn was impacted by foreign exchange variation. Please see “Note 21 –Interest and Similar Income and Expense and Net Gain (Loss) on Investment in Securities and Derivatives” to our audited consolidated financial statements for further information about interest and similar expenses. Non-interest income increased by 5.1%, totaling R$50,146 in the year ended December 31, 2020 on a year-on-year basis, mainly driven by a rise of 71.4%, or R$2,957 million, in other revenues, mainly due to gains from the partial disposal of our shares in XP Inc. On December 2 and 17, 2020, we sold 4.44% and 0.07%, respectively, of our interest in XP Inc., through a public offering on Nasdaq, which generated income before taxes in the amount of R$3,996 million. Concurrently to these sales, XP Inc. completed a public offering (follow-on) which resulted in the dilution of our interest, reaching 41.00% of XP Inc.’s total capital stock, giving rise to gains from the primary subscription of our investment in XP Inc. of R$545 million. This increase in non-interest income was partially offset by a drop of 1.2%, or R$475 million, in banking service fees, on a year-on-year basis, mainly driven by a decrease of R$1,806 million in revenue from transactions with credit and debit cards, including acquiring activities, revenue from merchant discount rate (MDR), rental of equipment and factoring receivables, occurred mostly in the first half of 2020 as a result of the social distancing measures adopted in response to the Covid-19 pandemic. This decrease in banking service fees was offset by: 183

(i) Increase of 15.2%, or R$382 million, in revenue from advisory and brokerage services on a year-on-year basis, mainly driven by an increment in capital market activities. On December 31, 2020, we were the underwriters in fixed-income transactions in Brazil totaling R$6,936 million and were ranked 1st in volume of business in this segment according to the Brazilian Association of Financial and Capital Markets (ANBIMA). We also provided financial advisory services to 47 mergers and acquisitions in South America over 2020, totaling US$8,139 million in business volume, being ranked 1st in number of trades according to Dealogic; and (ii) Increase of 10.8%, or R$614 million, in revenue from asset management fees on a year-on-year basis. Our assets under management rose by 14.2% in the year ended December 31, 2020 on a year-on-year basis, accounting for increases of 14.7% in revenue from own product fees and of 11.2% in revenue from open platform fees. The table below presents the main components of banking service fees for the years ended December 31, 2020 and 2019: (in R$ million) 38,557 2,705 2,891 1,897 2,298 6,951 8,002 13,813 2020 39,032 2,364 2,509 1,831 2,418 6,322 7,969 15,619 2019 36,809 2,535 1,632 1,770 2,419 5,017 7,802 15,634 2018 Custody Services and others Advisory Services and Brokerage Collection Services Credit Operations and Financial Guarantees Provided Asset Management Current Acccount Services Credit and Debit Cards Please see “Note 3 – Business development” to our audited consolidated financial statements for further information on our interest in XP Inc. Please see “Note 22 – Banking service fees” to our audited consolidated financial statements for further information on banking service fees. Expected Loss from Financial Assets and Claims To fully reflect the risk of our loan operations, we adopt the expect loss model to account for operations from the moment credit is granted on, which are adjusted from time to time based on macroeconomic variables and each client’s specific circumstances. In 2020, in the face of the Covid-19 pandemic, the economic scenarios had an even greater impact on the calculation of provision for loan losses. On December 31, 2020, our coverage ratio was 319.9% from 229.5% on a year-on-year basis, as a result of the changes to macroeconomic variables and each client’s specific circumstances. Specifically, in 2020 we increased our provision for expected loan losses for clients who have had no warnings signs of worsening conditions up to the Covid-19 outbreak (default or downgrade in client score). Our credit risk governance has 184 allowed us to promptly respond to the impacts of the Covid-19 pandemic on our loan portfolio, enabling us to rapidly access the information required for the crisis management forum’s daily discussions and actions. Our expected losses on financial assets and claims increased by R$7,413 million, or 39.9%, in the year ended December 31, 2020 on a year-on-year basis, mainly driven by the increase of R$6.154 million in expected losses on loan and leases in the year ended December 31, 2020. Such increase is associated with the changes in the macroeconomic scenario and unfavorable financial prospects for individuals and companies from the half of March 2020 on, as a result of the Covid-19 pandemic. In the year ended December 31, 2020, we recognized a provision for expected loan losses in the amount of R$6,249 million for loan operations in Latin America, mainly driven by certain corporate clients in Latin America. Our expected loan losses on very small, small and middle-market companies increased by R$1,820 million, mainly driven by a higher balance of loan operations in those segments caused by the government-back credit lines, such as the National Support Program for Very Small and Small Companies (Pronampe) and the Investment Guarantee Fund (FGI). Please see “Note 2— – Significant accounting policies” to our audited consolidated financial statements for further information on the assessment of our expected loan losses. Please see “Note 10 – Loan and lease operations” to our audited consolidated financial statements for further information on our loan and lease operations. Non-performing loans: We calculate 90-day non-performing loans ratio (NPL) as the ratio of the value of 90-day NPL to loan portfolio. On December 31, 2020, our 90-day NPL ratio was 2.7%, down 76 basis points on a year-on-year basis, mainly due to a 78 basis points decrease of the 90-day NPL ratio for loans to individuals and a 49 basis points decrease for loans to companies, mainly driven by loans with reprofiled payment terms offered to our clients in response to the Covid-19 pandemic. The higher balance of renegotiated loan operations has led to a decrease in the 90-day NPL balance in the period. Compared to September 30, 2020, our 90-day NPL increased by 10 basis points in the quarter ended December 31, 2020, mainly driven by the end of the grace period of loans reprofiled in previous periods. ○ We calculate 15-90 day NPL ratio as the ratio of the value of 15-90 day NPL to loan portfolio. The 15-90 day NPL ratio is an indicator of early delinquency. ○ On December 31, 2020, our 15-90 day NPL ratio was 1.8%, down 50 basis points on a year-on-year basis. During this period, the 15-90 day NPL for loans to companies increased 9 basis points. Our 15-90 day NPL ratio of loans to individuals decreased 96 basis points due to loans with reprofiled payment terms offered to our clients in response to the Covid 19 pandemic. The increase in the balance of renegotiated loan operations has resulted in lower 15-90 day NPL in the period compared to 2019. In que quarter ended December 31, 2020, our 15-90 day NPL ratio for companies increased 47 basis points, mainly driven by the end of the grace period of reprofiled loans in previous periods. The loan portfolio with reprofiled payment terms totaled R$50.8 million on December 31, 2020, a 5.0% decrease from September 30, 2020. By December 31, 2020, 96.1% of the grace periods of loans with reprofiled payment terms had expired, of which 82.6% of payments were performing (and 8.3% of outstanding amounts for loans with reprofiled payment terms were past due 15 to 90 days and 5.2% were past due over 90 days). Non-overdue reprofiled loan portfolio 86.5% As of December 31, 2020 Performing 82.6% Overdue between 15-90 days 8.3% Overdue over 90 days 5.2% Within Grace Periods 3.9% 185

The chart below shows a comparison of both NPL ratios for each quarter on December 31, 2019 through December 31, 2020: 90-day NPL Ratio 5.1% 5.3% 5.2% 4.4% 4.3% 3.4% 3.5% 3.1% 2.6% 2.7% 1.6% 1.8% 1.3% 1.0% 1.1% Dec/19 Mar/20 Jun/20 Sep/20 Dec/20 Total Companies Individuals 15 to 90-days NPL Ratio 3.4% 3.9% 2.5% 3.1% 2.4% 2.3% 2.6% 1.7% 1.9% 1.8% 1.2% 1.3% 1.1% 0.9% 1.3% Dec/19 Mar/20 Jun/20 Sep/20 Dec/20 Total companies Individuals o Coverage ratio (90 days): We calculate coverage ratio as provisions for expected losses recognized to 90-day NPL. On December 31, 2020, coverage ratio was 319.9% compared to 229.5% on December 31, 2019. This increase was mainly driven by lower balance of loans past due over 90 days, as a result of the loans with reprofiled payment terms, and to the provision recognized over the changes in the macroeconomic scenario from the second half of March 2020 on, as captured by our loan loss provision model. In the quarter ended December 31, 2020, our coverage ratio dropped 19.34 percentage points, due to the increase in 90-day NPL caused by the end of grace period of reprofiled loans in previous periods. The chart below shows a comparison of both NPL ratios for each quarter on December 31, 2019 through December 31, 2020: Coverage Ratio (90 days) (1) 229.5% 239.3% 281.0% 339.2% 319.9% Dec/19 Mar/20 Jun/20 Sep/20 Dec/20 (1) Data presented in BRGAAP. 186

Other operating income (expenses) increased by 2.6% to an expense of R$68,989 million in the year ended December 31, 2020 from an expense of R$67,269 million in 2019, mainly due to the non-recurring events as follows: (i) decrease in goodwill impairment and intangible assets recorded by Itaú Corpbanca in the amount of R$5,906 million; (ii) a R$1,047 donation million to the Todos pela Saúde (All for Health) program; and (iii) increase of R$2,385 million in personnel expenses over the voluntary severance program launched in 2019. The Todos pela Saúde Program is an initiative set up by Itaú Unibanco in April 2020 to fight the effects of the Covid-19 pandemic on Brazilian society. Disregarding the aforementioned non-recurring events, our operating income (expenses) dropped 2.3% to an expense of R$57,254 million in the year ended December 31, 2020 from an expense of R$58,627 million in 2019, mainly due to: (i) decrease of R$872 million in personnel expenses as a result of fewer terminations, which were suspended from March to September 2020 owing to the actions implemented to address the impacts of the Covid-19 pandemic. Furthermore, our profit sharing expenses decreased as a result of the challenging macroeconomic scenario due to the Covid-19 pandemic, which led to lower profits. This result was partially offset by: (a) increase in compensation expenses, mainly driven by the rise in the total number of employees, particularly technology department professionals, and (b) Collective bargaining agreement, which settled for a 1.5% salary increase and a R$2,000 bonus to employees in Brazil in September 2020; (ii) decrease of R$567 million in credit card selling expenses in connection with the certification of REDE and decrease in credit card brand expenses caused by a downturn in economic activity over the social distancing measures adopted in view of the Covid-19 pandemic; and (iii) decrease of R$55 million in administrative expenses, notably lower expenses on data processing and telecommunications, marketing, promotions and advertising, travel and transportation, over reduction in commuting and remote working arrangements during the Covid-19 pandemic. Please see “Note 23 – General and administrative expenses” to our audited consolidated financial statements for further information. Current and deferred income tax and social contribution totaled an income of R$9,834 million in the year ended December 31, 2020 from an expense of R$3,430 million in 2019. This was mainly driven by tax effect on hedging instruments for our foreign investments, as mentioned in item “Net interest income”, which totaled a gain of R$16,097 million in the year ended December 31, 2020 from a gain of R$2,281 million in 2019. Disregarding this tax effect, current and deferred income and social contribution taxes increased 9.7% in the year ended December 31, 2020 from 2019. In 2019 tax authorities reduced for some time the income tax and social contribution rate to 40%. However, from March 1, 2020 on, the rate was back to 45%. This rise in rate was partially offset by: (i) increases in the provisions for expected loan losses in the period (giving rise to deferred tax assets) and (ii) decrease in income before income tax and social contribution. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further information. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence funding and lending costs. The main change in income are outlined in item 10.2a of this document. 187

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the issuer, if relevant We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios. The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Circular No. 3354 of June 27, 2007 of the Central Bank of Brazil. The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management’s dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified to minimize possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2020 (*) 12/31/2019 (*) 12/31/2018 (*) Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais - (12.6) (24.7) (0.7) (86.4) (215.0) (0.2) (18.3) (56.5) Foreign exchange coupons Rates of currency coupons 0.5 0.6 4.0 (0.3) (21.9) (42.3) - (9.0) (31.2) Foreign currencies Exchange variation rates (3.8) (69.4) 112.6 (0.3) 80.1 427.6 (5.0) (185.6) (451.8) Price indices Rates of price index coupons (0.7) (36.7) (72.7) (0.2) (3.0) (4.5) (0.5) (19.5) (41.2) Reference rate Rates of TR coupons - - - - - - - - - Shares Share price 0.7 16.4 3.3 2.1 2.6 185.0 0.5 (23.0) 45.5 Others Exposures that do not fall under the definitions above - (11.0) (33.3) - (2.2) (6.9) - (2.5) (8.1) TOTAL (3.3) (112.7) (10.8) 0.6 (30.8) 343.9 (5.2) (257.9) (543.3) (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking portfolios Exposure 12/31/2020 (*) 12/31/2019 (*) 12/31/2018 (*) Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (7.4) (731.9) (1,435.6) (11.6) (1,383.8) (2,776.9) (7.9) (1,305.9) (2,582.5) Foreign exchange coupons Rates of currency coupons (5.4) (224.6) (430.0) (2.9) (196.4) (377.4) (1.6) (245.2) (477.9) Foreign currencies Exchange variation rates (0.7) (49.3) 123.9 2.2 47.2 322.3 (5.3) (198.5) (476.1) Price indices Rates of price index coupons (0.9) (215.3) (516.2) (6.5) (460.7) (868.8) (0.6) (58.7) (124.8) Reference rate Rates of TR coupons 1.1 (67.9) (161.9) 0.5 (65.9) (159.1) 0.4 (96.1) (227.6) Shares Share price 9.3 (197.7) (425.2) 6.0 (94.5) (9.3) 4.4 (117.7) (143.9) Others Exposures that do not fall under the definitions above (0.1) (11.3) (34.4) - (8.6) (26.2) 0.1 6.3 11.2 TOTAL (4.1) (1,498.0) (2,879.4) (12.3) (2,162.7) (3,895.4) (10.5) (2,015.8) (4,021.6) (*) Amounts net of tax effects. To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among many factors: • Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices; • Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor; • Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2020, total average Value at Risk (VaR) under historical simulation amounted to R$282 million, or 0.2% of total stockholders’ equity (for the whole of 2019 it was R$334 million or 0.2% of total stockholders’ equity). Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, being primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions. 188

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currencies, mainly U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank of Brazil regulates our foreign currency positions.

Please see section "Currency risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and capital management for further information.

The gap management policy adopted by the CSRML takes into account tax effects related to our foreign exchange positions. Since gains from foreign exchange rate variation on foreign investments are given a specific treatment, we have set up hedge (a liability in foreign currency derivative instruments) in amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and purchase of dollar-linked securities.

The information below has been prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$60.7 billion on December 31, 2020, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedge or hedge accounting to net foreign investments.

	As of December 31, 2020				
Exchange Rate Sensitivity	**Brazilian currency**	**Denominated in foreign currency (1)**	**Indexed to foreign currency (1)**	**Total**	**% of amounts denominated in and indexed to foreign currency of total**
	(In millions of R$, except percentages)				
Assets	**1,464,342**	**514,648**	**40,260**	**2,019,251**	**27.5**
Cash	9,169	34,133	2,922	46,224	80.2
At Amortized Cost	929,754	324,291	21,754	1,275,799	27.1
Compulsory deposits in the Central Bank of Brazil	90,059	-	-	90,059	-
Interbank deposits	17,775	37,910	-	55,685	68.1
Securities purchased under agreements to resell	237,529	2,414	-	239,943	1.0
Securities	103,146	26,658	-	129,804	20.5
Loan operations and lease operations portfolio	446,207	245,815	22,082	714,104	37.5
Other financial assets	67,425	25,830	-	93,255	27.7
(-) Provision for Expected Loss	(32,387)	(14,336)	(328)	(47,051)	31.2
At Fair Value Through Other Comprehensive Income	46,704	60,940	2,298	109,942	57.5
Securities	46,704	60,940	2,298	109,942	57.5
At Fair Value Through Profit or Loss	370,685	81,627	13,269	465,581	20.4
Securities	360,885	23,353	4,833	389,071	7.2
Derivatives	9,794	58,274	8,436	76,504	87.2
Other financial assets	6	-	-	6	-
Investments in associates and joint ventures	15,568	2	-	15,570	-
Fixed assets, net	5,790	1,147	-	6,937	16.5
Goodwill and Intangible assets, net	11,305	6,025	-	17,330	34.8
Tax assets	62,443	3,652	-	66,095	5.5
Other assets	12,925	2,831	17	15,773	18.1
Percentage of total assets	**72.5**	**25.6**	**2.0**	**100.1**	
Liabilities and Stockholders' Equity	**1,428,446**	**571,148**	**19,657**	**2,019,251**	**29.3**
At Amortized Cost	986,826	498,388	10,427	1,495,641	34.0
Deposits	559,303	249,115	592	809,010	30.9
Securities sold under repurchase agreements	225,476	47,888	-	273,364	17.5
Interbank market debt	86,017	68,649	1,369	156,035	44.9
Institutional market debt	14,154	117,470	6,684	138,308	89.8
Other financial liabilities	101,876	15,266	1,782	118,924	14.3
At Fair Value Through Profit or Loss	12,750	63,985	2,918	79,653	84.0
Derivatives	12,745	63,842	2,918	79,505	84.0
Structured notes	-	143	-	143	100.0
Other financial liabilities	5	-	-	5	-
Provision for Expected Loss	3,638	737	17	4,392	17.2
Loan Commitments	3,124	350	11	3,485	10.4
Financial Guarantees	514	387	6	907	43.3
Reserves for insurance and private pension	221,000	-	-	221,000	-
Provisions	19,659	160	-	19,819	0.8
Tax liabilities	4,716	994	-	5,710	17.4
Other liabilities	25,332	6,884	6,295	38,511	34.2
Non-controlling interests	11,532	-	-	11,532	-
Total stockholders' equity attributed to the owners of the parent company	142,993	-	-	142,993	-
Percentage of total liabilities and stockholders' equity	**70.7**	**28.3**	**1.0**	**100.0**	

(1) Predominantly U.S. dollar.

189

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of results by segment The current business segments of Itaú Unibanco are described below: ✓ Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. ✓ Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients. ✓ Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments. b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc.. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. 190

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371, as of December 31, 2020. XPart will have its incorporation documents duly filed with the Central Bank of Brazil and other proper registration bodies. The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), which will be set and informed to the market as soon as possible. XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. If the merger of XPart into XP Inc. is carried out, which will be resolved at the General Stockholders’ Meetings of these companies at a date to be defined, which are expected by XP Inc. and Itaúsa to be held in the middle of the second half of 2021, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of these General Stockholders’ Meetings. As disclosed by Itaúsa and XP, should the said merger be approved by the stockholders of XP Inc. and XPart at the General Stockholders’ Meetings of these companies, the stockholders of Itaú Unibanco Holding, who until the cut-off date will be entitled to receive securities issued by XPart, will receive: (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc., and (b) as for the remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs), replacing the securities they would receive from XPart, which will not be listed on a stock exchange (because it will be dissolved after its merger into XP). Note that, in case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. Itaú Unibanco Holding S.A. will keep its stockholders and the market informed of the progress and developments of this operation, including, as the case may be, details on the start of the period to exercise the 191 right to reimbursement of shares by the stockholders dissenting from the merger resolved upon at the XPart’s General Stockholders’ Meeting, in accordance with paragraph 1 of Article 137 of Law 6,404/76. Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, in 2022. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis) for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. IRB Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. 192

c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In 2020: (i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. In 2018 there were no material unusual events. 10.4. Executive officers should comment on: a) Significant changes in accounting practices In 2020 there were no significant changes in accounting policies. In 2019, IFRS 16 – Leases was adopted. This pronouncement has replaced IAS 17 – Leases as well as related interpretations (IFRIC 4, SIC 15 and SIC 27). The main changes introduced by the IFRS 16 were the elimination of the need for lessees to account for operating leases with the advancement of a single lease model, consisting of: (a) initially accounting for all leases in assets (right-of-use asset) and liabilities (other liabilities) at present value; and (b) accounting for depreciation of right-of-use-assets and lease interest separately in profit or loss. We have adopted the IFRS 16 through the modified retrospective transition model, using the criteria as follows: • a single discount rate to be applied to a portfolio of lease contracts with similar characteristics; • lease liability and right-of-lease assets are measured at present value of remaining lease payments; and • review of contracts and lease terms. Furthermore, no new finance sub leases were recorded. In 2018, IFRS 9 – Financial Instruments was adopted to replace IAS 39 – Financial Instruments: Recognition and Measurement. The main changes identified with the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. We have applied the IFRS 9 retrospectively as from January 1, 2016, except for hedge accounting requirements, for which we will continue to apply IAS 39. Furthermore, we have changed the policy related to partial write-off of financial assets under IAS 8, aligning the behavior of recovery of financial assets to their economic recognition. 193

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about changed policies. b) Significant effects from changes in accounting policies In 2020 and 2019, there were no effects from changes in accounting policies. In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in accounting policies in 2018 (basically from the adoption of IFRS 9), have adversely impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases in the auditor’s report for 2020, 2019, and 2018. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. Overview Our main accounting policies are described in Note 2 to the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. The preparation of the consolidated financial statements involves certain estimates and assumptions derived from past experience and various other factors that we deem reasonable and relevant. While we continuously review these estimates and assumptions in the ordinary course of business, the portrayal of our financial position and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements under IFRS requires Management to make estimates and assumptions that affect the amounts of assets, liabilities, and contingent assets reported on the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined based on such estimates and assumptions. The consolidated financial statements include various estimates and assumptions. The critical accounting estimates and assumptions that significantly impact assets’ and liabilities’ carrying amounts are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: • Term: we consider the maximum contractual period in which we will be exposed to the credit risk of financial instruments. However, the estimated useful life of assets without a determined maturity term is based on the period of exposure to credit risk. Additionally, all contractual terms are included in the calculation of expected life, including prepayment and rollover options. • Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with internally-prepared projections to determine the impact of these estimates upon calculation of expected credit losses. • Probability-weighted loss scenarios: we use weighted scenarios to determine expected credit losses during a period suitable for a classification in stages, considering a forecast based on economic variables. 194

• Macroeconomic scenario: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from initial recognition by using relative and absolute triggers (indicators) that take into account delays and the probability of default (PD) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3f. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their use. The expected realization of deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives, not traded in active markets, is calculated through valuation techniques. This calculation is based on assumptions that consider Management’s judgments based on market information and conditions on the balance sheet date. We classify fair value measurements through a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of fair value of financial instruments, including derivatives, as well as of fair value hierarchy is disclosed in Note 28. The team responsible for pricing assets follows the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and revises the index longer terms from time to time. At the end of monthly closes, our departments meet for a new round of analyses related to classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use several assumptions. The discount rate is among the assumptions used for estimating the net cost (income) of these plans. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to calculate the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of treasury bonds denominated in Brazilian reais, the currency in which benefits will be paid, with maturity terms close to the terms of related liabilities. Key assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on Management’s best estimates, factoring in the opinion of legal counsel whenever it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. 195

Contingent amounts are measured through models and criteria that allow for its proper measurement despite uncertainties inherent in timing and amounts. Provisions, contingencies and provisions, contingencies and legal liabilities are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and plan participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks and the actuary’s experience, aimed at the best market practices and ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill impairment Goodwill impairment testing involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of whom will benefit from such acquisition. Determining expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Assets are tested for impairment on a semi-annual basis. In accordance with the Complete Financial Statements (IFRS) Note 23, in 2020 adjustment to goodwill impairment and intangible assets of Itaú Corpbanca were recognized, net of tax effects and interest of non-controlling stockholders, in the amount of R$(1,452). In 2019 and 2018 we did not identify goodwill impairment. 10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV - Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V - Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. 196

b) Other items not presented in the financial statements

Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:

Off balance commitments	12/31/2020					12/31/2019					12/31/2018				
	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees	2,859	24,491	6,428	35,155	**68,933**	1,286	19,447	9,359	36,628	**66,720**	1,305	17,314	5,509	41,977	66,105
Commitments to be released	128,792	27,144	11,776	153,193	**320,905**	125,664	22,818	7,064	149,876	**305,422**	110,909	25,977	5,796	130,161	272,843
Letters of credit to be released	41,477	-	-	-	**41,477**	15,013	-	-	-	**15,013**	10,747	-	-	-	10,747
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	36	-	-	**36**	-	273	-	-	**273**	-	405	273	-	678
Total	**173,128**	**51,671**	**18,204**	**188,348**	**431,351**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**	**122,961**	**43,696**	**11,578**	**172,138**	**350,373**

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer's financial statements

Not applicable.

b) The nature and purpose of the operation

Not applicable.

c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.8. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a) Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments
II -Sources of investment financing
III -Relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2020 are described in item 10.3b.

At the end of 2020, we had 4,337 branches and customer site branches in Brazil and abroad, 167 less from the end of 2019, when our service network had 4,504 units.

This drop in the number of physical branches and the larger number of digital branches are consistent with our clients' profile, who increasingly demand services via digital channels, aligned with our efficiency-driven activities.

We continued to massively invest in technology in 2020 to modernize our platform and develop solutions and services to improve our client experience. We closed 2020 with 196 digital branches in Brazil.

During 2020 we hired 3,700 more employees to our technology team. This strengthens our commitment to ramping up technology investment and moving forward in our digital transformation journey.

Committed to speeding up the digital transformation process, we hired more professionals to the technology department and from the second quarter of 2020 on we have counted on the collaboration of Zup's employees. Our staff has thus increased 1.7% on a year-on-year basis.

The source of funding for these investments is the Issuer's own working capital, represented by the stockholders' equity of the parent company and minority interests in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity.

Not applicable.

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c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services III - Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2020 are available on our website: www.itau.com.br/investor-relations > Results Center > Results > Complete Financial Statements (IFRS) – 4Q2020. Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco’s internal policy, which sets out the rules, procedures and responsibilities of the bank’s internal departments in relation to such sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publication totaled R$1,095 million in 2020, R$1,325 million in 2019 and R$1,419 million in 2018. 198

ITEM 11. PROJECTIONS
11.1. Projections should identify:
Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information.
This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities.
In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information.
Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.
a) subject matter of the projection
a.1) Accumulated variation in the 12-month period:
Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses. a.2) Accumulated amount in the 12-month period:
Financial margin with the market;
Cost of credit, which includes result from loan losses, impairment, and discounts granted; a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the managerial income statement. b) projected period and the period for which the projection is valid
Projected period: Fiscal year 2021;
Project validity: This year or until Management states otherwise.
c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control
c.1) Assumptions under the control of Management for fiscal year 2021
Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results, loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.
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c.2) Assumptions beyond the control of Management for 2021
This forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:
• The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in item 4.1 “Risk Factors” of this Reference Form;
• General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
• Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic;
• Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;
• The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats;
• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;
• General economic and political conditions, in particular in the countries where we operate;
• Government regulations and tax laws and amendments to such regulations and laws;
• Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;
• Disruptions and volatility in the global financial markets;
• Increases in compulsory deposits and reserve requirements;
• Regulation and liquidation of our business on a consolidated basis;
• Obstacles for holders of our shares and ADSs to receive dividends;
• Failure or hacking of our security and operational infrastructure or systems;
• Our ability to protect personal data;
• Strengthening of competition and industry consolidation;
• Changes in our loan portfolio and changes in the value of our securities and derivatives;
• Losses associated with counterparty exposure;
• Our exposure to the Brazilian public debt;
• Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
• The effectiveness of our risk management policy;
• Damage to our reputation;
• The capacity of our controlling stockholder to conduct our business;
• Difficulties during the integration of acquired or merged businesses;
• Effects from socio-environmental issues; and
• Other risk factors are listed in item 4.1 “Risk Factors” of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2021*
We present below the projections foreseen for 2021, as per Material Fact released on February 2, 2021.
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* The midpoint of projections would imply a ROE of approximately 17.6%, by factoring in other assumptions. This information must not be construed as a projection.
(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of result from loan losses, impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses; and (5) The 2021 projections do not include the equity in earnings of XP Inc. as from February 2021.
It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 13.0% per year.
On May 3, 2021, we released the results for the 1st quarter of 2021 and we inform that the ranges of our projections for 2021 remain unchanged.
11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators:
a) state which are being replaced by new projections included in the form and which are being repeated in the form
The indicators presented and monitored for the 2019 projections remain unchanged in 2021, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate.
In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020.
b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections
Projections for fiscal year 2020
In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020.
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(1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses;
It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 12.5% per year.
Projections for fiscal year 2019
(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from loan losses, Impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.
Reasons for divergence from projections:
Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities maintained in portfolio from the corporate segment.
Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations.
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Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019.
Commissions and fees and result from insurance operations: the higher-than-expected growth in
Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services.
Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management.
Projections for fiscal year 2018
(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from loan losses, Impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.
Reasons for divergence from projections:
Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America.
Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment.
Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations.
c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced
On May 3, 2021, we released the results for the 1st quarter of 2021 and we inform that the ranges of our projections for 2021 remain unchanged.
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ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT
12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:
a) The functions of the board of directors and the permanent bodies and committees reporting to the former, indicating:
i. whether they have their own internal regulations and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses these regulations, where these documents can be found on the Web
ii. whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM
a.1 Board of Directors
The Board of Directors, which is a joint decision-making body, is mandatory as we are a publicly-held company. It is incumbent on the Board of Directors to:
• establish general business guidelines;
• elect and remove officers and establish their functions;
• nominate officers to comprise the Executive Board of controlled companies as specified;
• supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;
• call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;
• express an opinion on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting;
• resolve on estimates of result and investment budgets and respective action plans;
• engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws;
• resolve on the distribution of interim dividends, including to retained earnings or revenue reserve accounts in the last annual or semi-annual balance sheet;
• resolve on payment of interest on capital;
• resolve on share buyback, on a non-permanent basis, to be held in treasury or on its cancellation or disposal;
• resolve on the purchase and entry of put and call options supported by shares of its own issued for purposes of being cancelled, held in treasury or sold, subject to CVM Instruction 567/15, as amended;
• resolve on the set up of committees to address specific matters within the scope of the Board of Directors;
• elect and remove members of the Audit Committee and Compensation Committee;
• approve the operating rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;
• assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence;
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• approve direct or indirect investments and divestitures in equity interests worth higher than fifteen per cent (15%) of the Issuer’s book value registered in the last audited balance sheet;
• state a position on the public offerings of shares or other securities issued by the Company;
• resolve, within authorized capital limit, on capital increase and issuance of negotiable and other instruments; and
• review related-party transactions based on materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report is submitted to the Board of Directors in the latter scenario.
The Board of Directors is composed of a minimum of ten (10) and a maximum of fourteen (14) members. At the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairman or two co-chairmen, and it may also have up to three vice chairmen. A member who is 70 (seventy-five) years of age on the date of the election may not be elected.
The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018 and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Directors.
a.2 Executive Board
Operational and executive duties are the responsibility of the Executive Board, subject to the guidelines set out by the Board of Directors.
It is the body responsible for managing and representing the Issuer, and it may have from five to thirty members, in compliance with the guidelines set out by the Board of Directors for filling these positions.
The term of office for Officers is one year, their reelection being permitted, and they will remain in positions until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other Executive Board positions.
Two officers jointly will have powers to (i) assume obligations, exercising rights under any act, agreement or document that implies responsibility, including offering guarantees for third-party obligations; (ii) waive rights, encumber and dispose of fixed asset items; (iii) appoint attorneys-in-fact for carrying out acts, and it is certain that whenever the value worth is higher than R$500 million, at least one of the officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer will be represented by two officers jointly to resolve on the establishment, closing and move of facilities. In the events above, except for item (iii), the Issuer may also be jointly represented by (i) one officer and one attorney-in-fact or (ii) two attorneys-in-fact.
Exceptionally, the Issuer may be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interest. In the event of items (i) and (iii), the Company may also be represented by one officer only.
The structure, composition and powers of the Executive Board are included in the Bylaws and its internal charter, approved by the Board of Directors on April 27, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board.
a.3 Committees reporting to the Board of Directors
Each committee reporting to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website.
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a.3.1 Strategy Committee
The Strategy Committee is responsible for promoting discussions on matters that materially impact us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter.
a.3.2 Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies; providing methodological and procedural support to the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and discussing the succession of members of the Board of Directors and the Chief Executive Officer, as well as making recommendations on this matter. The Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Nomination and Corporate Governance Committee Internal Charter.
a.3.3 Personnel Committee
The Personnel Committee is responsible for setting the main guidelines on people. Its duties include, but are not limited to, setting guidelines on talent attraction and retention, as well as recruitment and training, and our long-term incentive programs. The Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies
> Rules > Personnel Committee Internal Charter. a.3.4 Compensation Committee
It is incumbent upon the Compensation Committee to promote discussions on management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management members, proposing to the Board of Directors the different forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of compensation for our employees, and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on March 30, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter.
a.3.5 Capital and Risk Management Committee
The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform capital and risk management-related duties, submitting reports and recommendations on these topics to the Board’s approval. Its duties include, but are not limited to: determining our risk appetite, expected minimum return on capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Capital and Risk Management Committee Internal Charter.
a.3.6 Audit Committee
The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of financial statements; compliance with legal and regulatory requirements; performance, independence and quality of services provided by independent auditors and the Internal Audit function; and the quality and effectiveness of internal control and risk management systems. Set up in April 2004 by the
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Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by SUSEP that are part of the Conglomerate.
The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas.
All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation.
The Committee has its own internal charter, approved by the Board of Directors on June 25, 2020, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Internal Charter.
a.3.7 Related Parties Committee
The Related Parties Committee is responsible for analyzing related-party transactions, in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm’s length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Related Parties Committee Internal Charter.
a.3.8 Social Responsibility Committee
The Social Responsibility Committee is responsible for defining strategies to strengthen the
Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on January 31, 2019, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Social Responsibility Committee Internal Charter.
a.4. Internal Audit
The Internal Audit is an independent and objective assurance and advisory function, designed to add value and improve the organization’s operations, as set forth by the International Professional Practices
Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through a systematized and regulated approach to evaluate and improve the efficiency of risk management, control and governance processes. In Itaú Unibanco’s governance, Internal Audit is the third line of defense.
The Executive Areas are the first line, and the Risks and Internal Controls Area make up the second line.
The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate through audit techniques, thus enabling management to assess the effectiveness of the risk management and operation of the evaluated business, effectiveness and adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations, reliability and compliance with management information.
The Executive Audit Officer annually reports on the Internal Audit’s purpose, level of authority and responsibility and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and the Audit Committee.
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iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the body responsible for the approval, the date of approval and, in the event the issuer discloses these regulations, where these documents can be found on the Web
The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors.
The company has a policy to engage services provided by independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Audit Committee on June 15, 2020.
b) in relation to the members of the board of statutory officers, state its functions and individual powers, indicating whether the board has an internal charter and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses this regulation, where this document can be found on the Web
The Board of Directors approved the Internal Charter of the Board of Statutory Officers on April 27, 2021.
In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Executive Board elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Executive Board, structure the Company’s services and set up internal and operating rules.
The internal charter of the Executive Board may be accessed on the Company’s website at www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board.
c) the date of the set up of the fiscal council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the fiscal council, and, in the event the issuer discloses this regulation, where this document can be found on the Web
Set up on a permanent basis at the Annual Extraordinary Stockholders’ Meeting of July 27, 2018, the
Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three to five members and the same number of alternates. The Fiscal Council must work independently from management, external auditors and the Audit Committee.
The Fiscal Council has its own internal charter, updated on July 29, 2019, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules >Rules of the Fiscal Council, including its structure, composition, duties and operation rules.
d) mechanisms for evaluating the performance of the board of directors and each body or committee that reports to the board of directors, informing, if applicable:
i. the frequency of the evaluation and its scope, stating whether it is only of the specific body or it also includes the individual evaluation of its members
ii. the methodology adopted and the main criteria used in the evaluation iii.how the results of the evaluation are used by the issuer to improve the operation of that body iv.whether external consulting or advisory services were engaged
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The performance of the Board of Directors, its members and Chairman (or Co-chairmen), as well as of the committees related thereto, is evaluated on an annual basis for the performance of management members in compliance with the best corporate governance practices. The Secretary to the Board of Directors is evaluated as well.
The reelection of members of the Board of Directors and committees factors in their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence.
The evaluation process consists of the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-chairmen) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-chairmen) and each committee, as it seeks to reach a high level of specialization during evaluation.
In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and committees is interviewed on an individual basis. The responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process.
The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.
Evaluation of the Executive Board
Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and crosswise goals with other departments.
12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating:
a) call notice terms
According to Article 124, item II of Brazilian Corporate Law, the term for the first call for the stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting and, for the second call, eight days.
The Annual General Stockholders` Meeting of April 27, 2021 was called with over 30 days in advance.
b) duties
It is incumbent upon the Annual General Stockholders’ Meeting to:
• resolve on the financial statements and the distribution and investment of profits;
• resolve on the management report and the accounts of the Executive Board;
• establish the annual overall compensation of the members of the Board of Directors and Executive Board;
• appoint, elect and remove members of the Board of Directors;
• approve changes to capital, subject to the authority of the Board of Directors to change capital up to the authorized capital limit, regardless of a statutory reform;
• resolve on mergers, takeovers, spin-offs or any other forms of corporate restructuring;
• resolve on retained earnings or allocation to reserves; and
• resolve on stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries.
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c) addresses (street or electronic) where the documents related to general stockholders’ meeting will be available to stockholders for analysis
Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM
(www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by email: relacoes.investidores@itau-unibanco.com.br or drinvest@itau-unibanco.com.br.
d) identification and management of conflicts of interest
According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at meetings intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being required to transfer to the Issuer any advantages obtained.
Furthermore, while the General Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies.
Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon.
When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.
e) request for proxies by management for the exercise of voting rights
We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The Proxy request is fully funded by the Issuer.
f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means
Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of
Article 126 of Brazilian Corporate Law 6,404/74, provided that the proxy is bearing an identity document and the documents listed below that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a member of the
Company’s management or a lawyer.
a) Legal Entities in Brazil: a certified copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding proxy with signature notarized by a notary public;
b) Individuals in Brazil: a proxy with signature notarized by a public notary’s office.
In order to facilitate the work of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by email drinvest@itau-unibanco.com.br or by messenger to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902
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g) formalities necessary for accepting a distance voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization.
Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below to email drinvest@itau-unibanco.com.br:
(i) a hard copy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and
(ii) ID document - for Legal Entities: a certified copy of the articles of association/Bylaws, proof of election of management members, and certified copy of the ID documentation of these representatives; and for Individuals: a certified copy of the ID document bearing the stockholders’ picture. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation.
Documents may also be sent to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902
Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form.
h) whether the company makes available an electronic system to receive remote voting forms or remote participation
Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br or to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902
From 2020 on, the Issuer broadcasts its general meetings online as well.
i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the remote voting form
Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-L-II of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Fiscal Council or (ii) proposed resolutions for the Issuer’s annual general stockholders’ meetings.
In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, proposals should be forwarded to:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902 or via email to: drinvest@itau-unibanco.com.br
Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary
Council (“CMN”) and CVM Instruction No. 367/02.
The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09.
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j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas
The Issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agenda. However, it provides a channel on the Investor Relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations) selecting the option “Investor Services” > Contact IR. In the subject field, the stockholder should select option “Recommendations to the Board of Directors to Stockholders’ Meeting”.
The Annual General Stockholders’ Meeting Manual, published on March 27, 2021, is available on our
Investor Relations website: www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports
> CVM > General Meetings > Information on the Annual General Stockholders’ Meeting of April 27, 2021.
k) other information required to remote voting and exercise of the remote voting right
All information required for stockholders to exercise their remote voting right is included in this
Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, encouraging all stockholders to exercise their voting right, and transparency of the market.
12.3. Describe the rules, policies and practices related to the board of directors, indicating
a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary meetings
In 2020, the Board of Directors held eleven (11) annual, two (2) extraordinary meetings, and one (1) seminar.
b) if applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board
The Shareholder greement provides that the members appointed as established therein will always vote jointly on certain matters: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Others > Shareholder agreement - IUPAR.
c) rules for identifying and managing conflicts of interest
According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other members of the Board of (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. The members of the Board of Directors can only participate in up to four boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee.
If a member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm’s length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm’s length basis; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.
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d) whether the issuer has a policy for nomination of members of the board of directors formally approved, informing, if applicable:
i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where on the Web this document can be found
ii. main characteristics of this policy, including guidelines on the nomination of members of the board of directors, composition of the body and selection of members
The Company has a policy for the nomination of members to the Board of Directors, committees reporting to the Board of Directors and the Executive Board, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco
> Corporate Governance > Rules and Policies > Policies.
The members nominated to the Board of Directors must be highly qualified professionals, with outstanding experience (technical, professional, academic) and aligned with Itaú Unibanco’s values and culture. The nomination process must also consider people with different profiles and characteristics, aimed at complementing duties and providing diversity, such as gender, race and age group.
According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and regular attendance at the meetings in the previous term of office.
A member who is 70 (seventy) years of age on the date of the election may not be elected.
The Board of Directors should be made up of at least 1/3 of independent members and, in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders.
12.4 If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration
Not applicable.
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12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles Andre Balestrin Cestare 213.634.648-25 Not applicable. 06/08/1978 Engineer Board of Officers member only 19 - Other officers Officer 04/29/2021 Annual No 4 0.00% Renato Barbosa do Nascimento 161.373.518-90 Not applicable. 10/28/1971 Accountant Board of Officers member only 19 - Other officers Officer 04/29/2021 Annual No 4 0.00% Andre Sapoznik 165.085.128-62 Not applicable. 02/24/1972 Engineer Board of Officers member only 19 - Other officers Officer (member of the Executive Committee) ‘04/29/2021 Annual No 5 0.00% Alvaro Felipe Rizzi Rodrigues 166.644.028-07 Not applicable. 03/28/1977 Lawyer Board of Officers member only 19 - Other officers Officer 04/29/2021 Annual No 7 0.00% Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable. 08/28/1982 Lawyer Board of Officers member only 19 - Other officers Officer 04/29/2021 Annual No 1 0.00% Daniel Sposito Pastore 283.484.258-29 Not applicable. 10/07/1979 Lawyer Board of Officers member only 19 - Other officers Officer 04/29/2021 Annual No 1 0.00% Sergio Guillinet Fajerman 018.518.957-10 Not Applicable Jose Geraldo Franco Ortiz Junior 290.270.568-97 Not applicable. 03/26/1972 Economist Board of Officers member only 19 - Other officers Officer (member of the Executive Committee) 04/29/2021 Annual No 1 0.00% 11/23/1980 Lawyer Board of Officers member only 19 - Other officers 04/29/2021 Annual No 1 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	8 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	1 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	10 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council
Name
Date of birth
Management body
Date of election
Term of office
Number of consecutive terms of office
Taxpayer ID (CPF)
Profession
Elective office held
Date of investiture
Nominated by the controlling stockholder
Percentage of attendance at meetings
Other positions held and roles performed
at the issuer
Description of other positions/ roles
Tatiana Grecco 167.629.258-63 Not applicable.
08/31/1973
Technologist in
Construction
Board of Officers member only
19 - Other officers
Officer
04/29/2021
Annual
No 4 0.00%
Candido Botelho Bracher 039.690.188-38
Member of the Social Responsibility
Committee
Member of the Capital and Risk
Management Committee
Member of the Compensation Committee
12/05/1958 Board of Officers member only 04/27/2021
Business
Administrator 29- Other board officers Member of the Board
of Directors (non-executive director)
Annual
Yes
0
0.00%
Jose Virgilio Vita Neto
09/13/1978
Board of Officers member only
04/29/2021
Annual 7 223.403.628-30
Lawyer
19 - Other officers
No 0.00%
Member of the Disclosure and. Trading
Committee Officer
Renato da Silva Carvalho
033.810.967-61
Not applicable.
11/02/1974
Engineer
Board of Officers member only
19 - Other officers
Officer
04/29/2021
Annual No 1 0.00%
Paulo Sergio Miron
076.444.278-30
Not applicable.
07/26/1966
Accountant
Board of Officers member only
19 - Other officers
Officer
Annual
04/29/2021 No 6 0.00%
Pedro Paulo Giubbina Lorenzini
103.594.548-79
No applicable.
04/02/1968
Business Administrator
Board of Officers member only
19- Other officers
Officer (member of the Executive Committee)
04/29/2021
Annual:
No 2 0.00%
Adriano Cabral Volpini
162.572.558-21
Not applicable.
12/06/1972
Business Administrator
Board of Officers member only
19 - Other officers
Officer
04/29/2021 Annual No 3
0.00%
Leila Cristiane Barboza Braga de Melo
153.451.838-05
Not applicable.
10/04/1971
Lawyer
Board of Officers member only 04/90/9091 Annual
19 - Other officers 04/29/2021 No
Officer (member of the
Executive Committee) 7 0.00%
216

12.5/6 - Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles Carlos Fernando Rossi Constantini 166.945.868-76 No applicable 05/02/1974 Engineer Board of Officers member only 19 - Other officers Officer (member of the Executive Committee) 04/29/2021 Annual No 1 0.00% Flavio Augusto Aguiar de Souza 747.438.136-20 Not Applicable 03/27/1970 Business Administrator Board of Officers member only 19 - Other officers Officer (member of the Executive Committee) 04/29/2021 Annual No 1 0.00% Milton Maluhy Filho 252.026.488-80 Not applicable. 06/08/1976 Business Administrator Board of Officers member only 19 - Other officers Director President 04/29/2021 Annual No 3 0.00% Frederico Trajano Inacio Rodrigues 253.929.608-47 Not Applicable 03/25/1976 Business Administrator Board of Directors member only 29 - Other board officers Member of the Board of Directors (independent director) 04/27/2021 Annual Yes 1 84.62% Ana Lucia de Mattos Barretto Villela 066.530.828-06 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/25/1973 Pedagogic Professional Board of Directors member only 29 - Other board officers Member ofthe Board of Directors (non-executive director) 04/27/2021 Annual Yes 3 100.00% Fabio Colletti Barbosa 771.733.258-20 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member ofthe Social Responsibility Committee 10/03/1954 Business Administrator Board of Directors member only 29 - Other board officers Member ofthe Board of Directors (independent director) 04/27/2021 Annual Yes 6 100.00% 217

12.5/6 - Composition and professional experience of the board of directors and fiscal council
218 Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member of the Related Parties Committee 06/23/1959 Economist Board of Directors member only 29 - Other board members Member ofthe Board of Directors (independent director) 04/27/2021 Annual Yes 0 0.00% Pedro Luiz Bodin de Moraes 548.346.867-87 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee 07/13/1956 Economist
Board of Directors member only 29 - Other board members Member ofthe Board of Directors (independent director) 04/27/2021 Annual Yes 13 100.00% Pedro Moreira Salles 551.222.567-72 Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee 10/20/1959 Banker Board of Directors member only 29 - Other board members Co-chairman ofthe Board of Directors (non-executive director) 04/27/2021 Annual Yes 13 100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council
219
Name
Date of birth
Management body
Date of election
Term of office
Number of consecutive terms of office
Taxpayer ID (CPF)
Profession
Elective office held
Date of
Nominated by the
Percentage of
investiture
controlling
attendance at
stockholder
meetings
Other positions held and roles performed
at the issuer
Description of other positions/roles
Ricardo Villela Marino
01/28/1974
Board of Directors member only
04/27/2021
Annual
13
252.398.288-90
Engineer
21 - Vice President of the Board
Yes
100.00%
Member of the Strategy Committee
of Directors
Alfredo Egydio Setubal
09/01/1958
Board of Directors member only
04/27/2021
Annual
13
014.414.218-07
Business
29 - Other board members
Yes
100.00%
Member of the Personnel Committee
Administrator
Member of the Board of Directors (non-
Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee
Chairman of the Social
Responsibility Committee
executive director)
Roberto Egydio Setubal 007.738.228-52 Member of the Capital and Risk Management Committee Member of the Strategy Committee
10/13/1954
Engineer
Board of Directors member only
29 - Other board members
Co-chairman of the Board of Directors
(non-executive director)
04/27/2021
Annual
Yes
13
92.31%
Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council
Name
Date of birth
Management body
Date of election
Term of office
Number of consecutive terms of office
Taxpayer ID (CPF)
Profession
Elective office held
Date of
Nominated by the
Percentage of
investiture
controlling
attendance at
stockholder
meetings
Other positions held and roles performed
at the issuer
Description of other positions/roles
Joao Moreira Salles 295.520.008-58
Member of the Strategy Committee
Member of the Compensation Committee
04/11/1981
Economist
Board of Directors member only
29 - Other board members
Member of the Board of Directors (non-executive director)
04/27/2021
Annual
Yes
4
100.00%
Marco Ambrogio Crespi Bonomi
05/06/1956
Board of Directors member only
04/27/2021
Annual
4
700.536.698-00
Economist
29 - Other board members
Yes
100.00%
Member ofthe Nomination and Corporate
Governance Committee
Member ofthe Capital and Risk Management Committee
Member ofthe Board of Directors (Independent member)
Rene Guimarães Andrich
08/04/1971
Fiscal Council
04/27/2021
Annual
1
709.926.659-49
Accountant
47 - Fiscal Council (Alternate) Nominated
No
0.00%
Not applicable.
by preferred stockholders
Reinaldo Guerreiro
02/10/1953
Fiscal Council
04/27/2021
Annual
4
503.946.658-72
Accountant
46 - Fiscal Council (Alternate) Nominated
Yes
0.00%
Not applicable.
by the controlling stockholder
Alkimar Ribeiro Moura
08/09/1941
Fiscal Council
04/27/2021
Annual
5
031.077.288-53
Economist
43 - Fiscal Council (Effective) Nominated
Yes
100.00%
Not applicable.
by the controlling stockholder
Artemio Bertholini
095.365.318-87
Not applicable.
04/01/1947
Economist
Fiscal Council
44 - Fiscal Council (Effective) Nominated by preferred stockholders
04/27/2021
Annual
No
0
0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Costa 476.511.728-68 Not applicable.	08/10/1950 Economist	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/27/2021	Annual Yes	12 0.00%
José Caruso Cruz Henriques 372.202.688-15 Not applicable.	12/31/1947 Lawyer	Fiscal Council 40 – Chairman of the Fiscal Council Elected by the controlling stockholder	04/27/2021	Annual Yes	10 100.00%

Professional experience / Statement of any conviction /Independence criteria

Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48

Teresa Cristina Athayde Marcondes Fontes has been an Officer at the Itaú Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the Itaú Unibanco Conglomerate in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017 to 2020).
She has a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Alexandre Grossmann Zancani - 288.246.148-84

Alexandre Grossmann Zancani has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).
He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019); a Risk Officer – Individuals and Consumers (2015 to 2017); an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015); an Executive Credit Superintendent at Santander – Companies (2012 to 2013) at Santander (Brazil); an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.
He holds a Bachelor's degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

221

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, and an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group.
He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco's Audit Committee's activities.
He holds a Bachelor's degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues has been a partner in the Partners Program since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Itaú Personnalité, Companies departments, Public Authorities and Payroll segments, and is also responsible in the Retail Banking segment for the Products and Franchising – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments, having held the position of Executive Officer (2008 to 2021). He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005, having worked at the Banco Itaú BBA (2003 to 2018).
He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

222

Tatiana Grecco - 167.629.258-63

Tatiana Grecco has been an Officer at the Itaú Unibanco Group since 2017.
She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.
In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.
She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.
She holds a Bachelor's degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009.

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Daniel Sposito Pastore - 283.484.258-29

Daniel Sposito Pastore has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).

Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federação Brasileira de Bancos (FEBRABAN).

He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

223

José Virgilio Vita Neto - 223.403.628-30 Jose Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the LegalAdvisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law — Contracts from the Universidad de Salamanca — Spain; Ph.D. in Civil Law — Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renato da Silva Carvalho - 033.810.967-61 Renato da Silva Carvalho has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Paulo Sergio Miron - 076.444.278-30
Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Officer at the Itaú Unibanco Group since 2021, having held the position of Executive Officer (2015 to 2021). He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco — União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasilia office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a Member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor’s degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil.
Pedro Paulo Giubbina Lorenzini - 103.594.548-79
Pedro Paulo Giubbina Lorenzini has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank’s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer 2021). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012), and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Economics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.
Adriano Cabral Volpini - 162.572.558-21
Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.
He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. 225

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. She is currently responsible for the entire Legal, External Ombudsman's Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015) and Executive Officer (2015 to 2021).
She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008.
She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America).
Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.
She holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy Filho has been a partner in the Partners Program since 2011 and Chief Executive Officer at Itaú Unibanco Group since February 2, 2021, having served as CFO and CRO. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile.

He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.

He holds a Bachelor's degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which comprises Private Banking, Asset Management, and the Investment Products and Services departments, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza has been a partner in the Partners Program since 2015, an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking.
He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Commercial Banking Executive Officer, Global Head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

226

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.
Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).
He holds Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having been in charge of the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).
He joined the Itaú Unibanco Group in 1993 as a System Analyst.
He holds Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

227

Andre Sapoznik—165.085.128-62 Andre Sapoznik e socio do Programa de Socios desde 2007 e Diretor membro do Comite Executivo no Grupo Itau Unibanco desde 2021, tendo sido Vice-Presidente (2016 a 2021). Iniciou sua carreira no Grupo Itau Unibanco em 1998 e foi eleito Diretor em 2009. E bacharel em Engenharia de Producao pela Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brasil e MBA pela Stanford Graduate School of Business, California, EUA. AlvaroFelipe RizziRodrigues—166.644.028-07 Alvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Sergio Guillinet Fajerman—018.518.957-10 Sergio Guillinet Fajerman has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itau Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itau Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itau Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Ana Lucia de Mattos Barretto Villela—066.530.828-06 Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2018. She has held several positions at the Itau Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR—Itau Unibanco Participacoes S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itausa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and FellowAshoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member ofthe Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete). Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itau Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itausa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Fabio Colletti Barbosa—771.733.258-20 Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015. He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicacoes S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundacao OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member ofthe Board of Directors of lnstituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors ofAlmar Participacoes S.A. since 2013 and a Member of the Investment Committee of Gave a Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

Matias Granata—228.724.568-56 Matias Granata has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Officer (2014 to 2021), Market Risk Superintendent (2010 to 2014); Operational Risk Superintendent (2009 to 2010); Senior Treasury Trader, Proprietary Desk, Sao Paulo (2007 to 2009); Senior Treasury Trader, Proprietary Desk, London (2004 to 2007); Treasury Trader, Proprietary Desk, Sao Paulo (2003 to 2004) and Senior Economic Research Economist (2002 to 2003). He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina; postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London, United Kingdom. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itau Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimen to Economico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itau Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Institute Unibanco; Board of Directors at the Federagao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineragao (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundagao Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States. Jose Geraldo Franco Ortiz Junior—290.270.568-97 Jose Geraldo Franco Ortiz Junior has been an Officer at the Itau Unibanco Group since 2021. He joined the Itau Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as a foreign intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2OO7. He has held several positions at the Itau Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itausa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundagao Itau para Educagao e Culture (formerly Fundagao Itau Social); a Member of the Board of Directors of the Museu de Arte Moderna de Sao Paulo (MAM) since 1992 and of the Instituto de Arte Contemporanea. He has been Vice Chairman of the Board of Directors at the Fundagao Bienal de Sao Paulo since 2017 (and a Membersince 2009) and Chairman of the Decision-Making Council at the Museu de Arte de Sao Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associagao Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itau Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman ofthe Board of Directors at the Itau Unibanco Group since 2017. He was also the Vice Chairman ofthe Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itau Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itausa S.A. since 1994 and as the Chairman ofthe Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member ofthe Board of the International Monetary Conference. He was President of the Federagao Nacional dos Bancos (FENABAN) and of the Federagao Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President ofthe Advisory Board of the Federagao Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board ofthe NYSE and in 2002 he became a Member ofthe International Advisory Committee ofthe Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Joao Moreira Salles—295.520.008-58
Joao Moreira Salles (Non-Executive Member) has been a Memberofthe Board ofDirectors at the Itau Unibanco Group since 2017.
He has held several positions at the Itau Unibanco Group, including Officer at IUPAR—Itau Unibanco Participagoes S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administragao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee ofCambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaiba Gas Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.
Marco Ambrogio Crespi Bonomi—700.536.698-00
Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017).
He was Vice President (2004 to 2011) of the Associagao National das Instituigoes de Credito, Financiamento e Investimento (ACREFI).
He holds a Bachelor’s degree in Economics from the Fundagao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.
Reinaldo Guerreiro—503.946.658-72
Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2017.
He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP), and a Member of the Fiscal Council of the FEA—USP Endowment Fund since 2016.
Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobras Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobras Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petroleo Brasileiro S.A.
He is also the Chairman ofthe Board of Trustees of Fundagao Instituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head ofthe Accounting and Actuarial Science Department at the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP).
He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habitation degree (“livre—docencia”) in Controllership and Accounting from the Faculdade de Economia, Administragao e Contabilidade da Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.
Alkimar Ribeiro Moura—031.077.288-53
Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itau Unibanco Group since 2016. He has held several positions at the Itau Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administragao de Empresas de Sao Paulo of the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futures (currently B3 S.A.—Brasil, Bolsa, Balcao): Market Supervision (2007 to 2010). He was Chairman of lnvestment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993).
He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S.    232

Maria Helena dos Santos Fernandes de Santana—036.221.618-50
Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2021. She has held several positions at the Itau Unibanco Group, including Member of the Audit Committee (2014 to 2020).
She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021.
Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Espanoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuigao S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de Sao Paulo—BM&F Bovespa S.A. (currently B3 S.A.—Brasil, Bolsa, Balcao) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006).
Ms. Santana was Vice President of the Institute Brasileiro de Governanga Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000.
She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administragao, Contabilidade e Atuaria (FEA) of the Universidade de Sao Paulo (USP) Sao Paulo, Brazil.
Artemio Bertholini—095.365.318-87
Artemio Bertholini has been a Member of the Fiscal Council at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Member ofthe Board of Directors (2009 a 2011).
He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Parana (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and Member of the Fiscal Council of lnvestimentos e Participagoes em Infraestrutura S.A. (INVEPAR) since 2021.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP), since 2015, and Lecturer engaged for events related with Accounting, Audit, Arbitration and Corporate Governance at the Regional Accounting Council (CRC/SP).
Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Itausa S.A. (2006 to 2008), Industrias Romi S.A. (2009) and Tekno S.A. Ind. e Comercio (2018 to 2020).
He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1968 to 1978).
He holds Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontiffcia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

Frederico Trajano Inacio Rodrigues—253.929.608-47 Frederico Trajano Inacio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itau Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S. Joao Costa—476.511.728-68 Joao Costa has been an Alternate Member of the Fiscal at the Itau Unibanco Group since 2009. He has held several positions at the Itau Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itausa S.A. since 2009. He was an Effective Member of the Fiscal Council of the Federagao Brasileira de Bancos (FEBRABAN); Federagao Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciencia Bancaria (IBCB), and of the Sindicato dos Bancos do Estado de Sao Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia Sao Luiz, Sao Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administragao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Jose Caruso Cruz Henriques—372.202.688-15 Jose Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itau Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itau Unibanco Group, including Officer (1988 to 2003). He has been Executive President of Corhen Servigos Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil and a postgraduate degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil. Rene Guimaraes Andrich—709.926.659-49 Rene Guimaraes Andrich has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gas (COMPAGAS); Chairman of the Audit Committee at Hospital de Clinicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A.—Telecomunicagoes. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses. He was Head of lnternal Audit—Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Parana Auditores, and Audit Supervisor at Spaipa S.A. Industria Brasileira de Bebidas. He holds certifications from CCIe—Director with Experience (IBGC); CIA—Certified Internal Auditor (The IIA); CRMA—Certified Risk Management Assurance (The IIA); CCSA- Certificate in Control Self-Assessment (The IIA); QA-Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC). He holds a Master’s degree in Management from the Pontiffcia Universidade Catolica do Parana (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.    234

Type of Conviction Description of the conviction Renato Barbosado Nascimento—161.373.518-90 N/A Andre Sapoznik—165.085.128-62 N/A Alvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Alexsandro Broedel—031.212.717-09 N/A Renato Lulia Jacob—118.058.578-00 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Candido Botelho Bracher—039.690.188-38 N/A Jose Virgilio Vita Neto—223.403.628-30 N/A Renato da Silva Carvalho—033.810.967-61 N/A Paulo Sergio Miron—076.444.278-30 N/A Pedro Paulo Giubbina Lorenzini—103.594.548-79 N/A Adriano Cabral Volpini—162.572.558-21 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Milton Maluhy Filho—252.026.488-80 N/A

Andre Balestrin Cestare—213.634.648-25 N/A Frederico Trajano Inacio Rodrigues—253.929.608-47 N/A Ana Lucia de Mattos Barretto Villela—066.530.828-06 N/A Fabio Colletti Barbosa—771.733.258-20 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro MoreiraSalles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo EgydioSetubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A Joao Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimaraes Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Alkimar RibeiroMoura—031.077.288-53 N/A Artemio Bertholini—095.365.318-87 N/A Joao Costa—476.511.728-68 N/A

Jose Caruso Cruz Henriques—372.202.688-15 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A Andre Luis Teixeira Rodrigues—799.914.406-15 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flavio Augusto Aguiar de Souza—747.438.136-20
N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A Sergio Guillinet Fajerman -018.518.957-10 N/A Jose Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A

12.7/8—Composition of committees 238 Name Type of committee Position held Description of other positions held Profession
Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth investiture consecutive terms of office Other positions held/roles performed at the issuer Gustavo Jorge Laboissiere Loyola Audit Committee Chairman of the Committee Economist 04/29/2021 Annual 100.00% 101.942.071-53 A Statutory Audit Committee non 12/19/1952 4 Not applicable. adherent to CVM Instruction No. 308/99 Otavio Yazbek Audit Committee Committee member (effective) Lawyer 04/29/2021 Annual 100.00% 163.749.928-06 A Statutory Audit Committee non 07/08/1972 1 Not applicable. adherent to CVM Instruction No. 308/99 Luciana Pires Dias Audit Committee Committee member (effective) Lawyer 04/29/2021 Annual 100.00% 251.151.348-02 A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 01/13/1976 1 Not applicable.

Rogerio Carvalho BragaAudit Committee Committee member (effective) 04/29/2021 Annual 0.00%
Lawyer 0 A Statutory Audit Committee non adherent 01/30/1956 625.816.948-15 to CVM Instruction No. 308/99 Not applicable.
Committee member (effective)
04/29/2021 Annual 0.00% ‘ Ricardo BaldinAudit Committee
Amni infant 0 163.678.040-72
A Statutory Audit Committee non adherent
Not applicable.
to CVM Instruction No. 308/99 07/14/1954
Alexandre de BarrosAudit Committee
040.036.688-63
Committee member (effective)
A Statutory Audit Committee non adherent
Accountant 04/29/2021 Annual 0 0.00%’
Not applicable. to CVM Instruction No. 308/99
09/06/1956 Geraldo Jose Carbone
Compensation
Committee Committee member (effective)
Economist 04/99/9091Annual 100.00%
952.589.818-00 08/02/1956 4 Not applicable.
04/29/2021
Pedro Luiz Bodin de Moraes
Compensation
Committee Committee member (effective)
Economist
04/29/2021 100.00% 548.346.867-87 07/13/1956
Member of the Board of Directors
04/29/2021 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee
Pedro Moreira Salles
Compensation Committee Committee member (effective) Banker Annual 100.00%
551.222.567-72 10/20/1959 04/29/202111
Co-chairman of the Board of
Directors 04/29/2021 Chairman of Strategy Committee Chairman of the Nomination and
Corporate Governance Committee Chairman of the Personnel Committee
Member of the Social
Responsibility Committee 239

12.7/8—Composition of committees 240 Name
Type of committee Position held Description of other positions held
Profession Date of election
Term of office
Percentage of attendance at meetings
Taxpayer ID (CPF)
Description of other committees
Type of audit
Date of birth
Date of investiture
Number of consecutive terms of office
Other positions held/roles performed at the issuer Roberto Egydio Setubal Compensation Committee
007.738.228-52
Co-chairman of the Board of Directors
Member of the Capital and Risk
Management Committee
Member of the Strategy
Committee Chairman of the Committee
Engineer 04/29/2021
10/13/195404/29/2021
Annual 100.00%
5 Alexsandro Broedel 031.212.717-09
Officer (member of the Executive Committee) Other committees Disclosure and Trading Committee Member of the Committee Accountant 10/05/1974 04/29/2021 04/29/2021 Annual 8 100.00% Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Other committees Nomination and Corporate Governance Committee Committee member (effective) Business Administrator 09/01/1958 04/29/2021 04/29/2021 Annual 13 50.00% Cesar Nivaldo Gon 154.974.508-57 Not Apllicable Other committees Personnel Commitee Member of the Committee Business Administrator 07/09/1971 05/27/2021 05/27/2021 Annual 1 0.00%

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 13	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 7	66.67%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee	Other committees Social Responsibility Committee	Chairman of the Committee	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 4	100.00%

241

12.7/8—Composition of committees
Management Committee Compensation Committee
Name
Type of committee
Position held
Description of other positions held
Profession
Date of election
Term of office
Percentage of attendance at meetings
Taxpayer ID (CPF)
Description of other committees
Type of audit
Date of birth
Date of investiture
Number of consecutive terms of office
Other positions held/roles performed at the issuer Ana Lucia de Mattos Barreto Villela 066.530.828-06
Member of the Board of Directors
Member of the Personnel Committee
Member of the Social Responsibility Committee
Other committees
Nomination and Corporate Governance Committee
Committee member
(effective)
Pedagogic
Professional 10/25/1973
04/29/2021
04/29/2021
Annual
4
100.00%
Ana Lucia de Mattos Barretto Villela 066.530.828-06
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee
Other committees
Personnel Committee
Committee member
(efective)
Pedagogic
Professional 10/25/1973
04/29/2021
04/29/2021
Annual
4
66.67%
Ana Lucia de Mattos Barretto
Villela
066.530.828-06
Member of the Board of Directors
Member of the Personnel
Committee
Member of the Nomination and Corporate Governance Committee
Other Committees
Social Responsibly
Committee
Committee member
(efective)
Pedagogic
Professional 10/25/1973
04/29/2021
04/29/2021
Annual
4
100.00%
Candido Botelho Bracher 039.690.188-38
Member of the Board of Directors Member of the Capital and Risk Management Committee
Other Committees
Social Responsibility Committee
Committee member
(effective)
Business04/29/2021
Administrator04/29/2021
12/05/1958
Annual
4
66.67%
242

243
Carlos Henrique Donega Aidar
076.630.558-96
Not applicable.
Other committees
Disclosure and Trading
Committee
Committee member
(effective)
Economist
10/19/1965
04/29/2021
04/29/2021
Annual
7
75.00%
Eduardo Queiroz Tracanella
272.985.178-05
Not applicable.
Other committees
Disclosure and Trading Committee
Committee member
(effective)
Publicist
10/01/1974
04/29/2021
04/29/2021
Annual
3
100.00%
Fabio Colletti Barbosa 771.733.258-20
Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee
Member of the Social
Responsibility Committee
Other committees
Personnel Committee
Committee member
(effective)
Business Administrator 10/03/1954
04/29/2021
04/29/2021
Annual
7
100.00%
Jose Virgilio Vita Neto
223.403.628-30
Director
Other committees
Disclosure and Trading
Committee
Committee member
(effective)
Lawyer
09/13/1978
04/29/2021
04/29/2021
Annual
2
0.00%
Maria Helena dos Santos Fernandes de Santana 036.221.618-50
Member of the Board of Directors
Other committees
Related Parties
Committee
Committee member
(effective)
Economist
06/23/1959
04/29/2021
04/29/2021
Annual
1
0.00%
Fabio Colletti Barbosa 771.733.258-20
Member of the Board of Directors
Member of the Strategy Committee Member of the Personnel
Committee
Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee
Other committees
Social Responsibility
Committee
Committee member (effective)
Business
Administrator
10/03/1954
04/29/2021
04/29/2021
Annual
4
100.00%

244 Name
Type of committee
Position held
Description of other positions held
Profession
Date of election
Term of office
Percentage of attendance at meetings
Taxpayer ID (CPF)
Description of other
Type of audit
Date of
Date of
Number of
committees
birth
investiture
consecutive terms of office
Other positions held/roles performed at the issuer Fabio Colletti Barbosa
Other committees
Committee member
Business
Annual
100.00%
(effective)
Administrator
04/29/2021
7
771.733.258-20
Nomination and
10/03/1954
04/29/2021
Member of the Board of
Corporate
Directors
Governance
Member of the Strategy Committee
Committee Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Social Responsibility Committee Fabio Colletti Barbosa
Other committees
Committee member
Business
Annual
100.00%
(effective)
Administrator
04/29/2021
7
771.733.258-20
Member of the Board of Directors
Member of the Nomination and
Corporate Governance
Committee
Chairman of the Related Parties
Committee
Member of the Personnel
Committee
Member of the Social
Responsibility Committee
Strategy Committee
10/03/1954
04/29/2021
Fabio Colletti Barbosa
Other committees Chairman of the Committee
Business04/29/2021
Annual100.00%
771.733.258-20
Related Parties
Administrator l
04/29/2021
5
Member of the Board of Directors Member of the Strategy Committee
Committee
10/03/1954
Member of the Nomination and Corporate Governance Committee
Member of the Personnel Committee
Member of the Social Responsibility Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 5	100.00%
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Strategy Committee	Other committees Member of the Compensation Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 1	0.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Capital and Risk Management Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 5	100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 4	100.00%

245

12.7/8 - Composition of committees

Name	Type of committee	Position held / Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/29/2021	13	
Member of the Board of Directors Member of the Related Parties Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/29/2021	9	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee						
Pedro Moreira Salles	Other committees	Committee member (effective)	Banker	04/29/2021	Annual	100.00%
551.222.567-72	Social Responsibility Committee		10/20/1959	04/29/2021	4	
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee						

246

12.7/8—Composition of committees Name Type of committee Position held Description of other positions held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Other committees Strategy Committee Chairman of the Committee Banker 10/20/1959 04/29/2021 04/29/2021 Annual 13 100.00% Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/29/2021 Annual 100.00% 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Nomination and Corporate Governance Committee 10/20/1959 04/29/2021 13 Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/29/2021 Annual 100.00% 13 551.222.567-72 Personnel Committee 10/20/1959 04/29/2021 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee 247

12.7/8—Composition of committees 248 Name Type of committee Position held Description of other positions held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Renato Lulia Jacob Other committees Chairman member Engineer 04/29/2021 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 3 Investor Relations Officer Committee 04/29/2021 Ricardo Villela Marino 252.398.288-90 Vice President of the Board of Other committees Committee member Engineer 04/29/2021 Annual 100.00% Strategy Committee (effective) 01/28/1974 04/29/2021 12 Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/29/2021 Annual 100.00% (effective) 10/13/1954 13 007.738.228-52 Strategy Committee 04/29/2021 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/29/2021 Annual 85.71% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/29/2021 13 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee

Professional experience I Statement of any conviction I Independence criteria Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020). She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021. Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006). Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil. Rogério Carvalho Braga 625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Geraldo José Carbone - 952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Otavio Yazbek - 163.749.928-06

Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020.
He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.
Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney's Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.
He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).
He holds a Bachelors' degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola has been Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).
He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.
Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).
He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008.
She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

250

Pedro Luiz Bodin de Moraes - 548.346.867-87
Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itau Unibanco Group.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Economico e Social (BNDES) (1990 to 1991).
He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute ofTechnology (MIT), Cambridge, Massachusetts, U.S.
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itau Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman ofthe Board of Directors at Institute Unibanco; Board of Directors at the Federagao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineragao (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member ofthe Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundagao Osesp.
He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University ofCalifornia, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States.
Roberto Egydio Setubal - 007.738.228-52
Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itau Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itau Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994).
He has served as Vice President at Itausa S.A. since 1994 and as the Chairman ofthe Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federagao Nacional dos Bancos (FENABAN) and of the Federagao Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federagao Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member ofthe International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master ofScience degree in Engineering from the Stanford University, California, U.S.

Alexsandro Broedel—031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, and an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of lnvestor Relations (2017 to 2020) at the Itau Unibanco Group. He joined the Itau Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissao de Valores Mobiliarios (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered ManagementAccountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2OO7.He has held several positions at the Itau Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member ofthe Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itausa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundacao Itau para Educacao e Culture (formerly Fundacao Itau Social); a Member of the Board of Directors of the Museu de Arte Moderna de Sao Paulo (MAM) since 1992 and ofthe Instituto de Arte Contemporanea.He has been Vice Chairman of the Board of Directors at the Fundacao Bienal de Sao Paulo since 2017 (and a Member since 2009) and Chairman ofthe Decision-Making Council at the Museu de Arte de Sao Paulo (MASP) since 2018. Mr. Setubal also served as a Member ofthe Board of Directors ofthe Associagao Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itau Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).
She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon - 154.974.508-57

Cesar Nivaldo Gon (Non-Management Member) has been a member of the Itaú Unibanco Group's Personnel Committee since 2021.
He has been the CEO at CI&T Software S.A. since 1995 and Chairman of the Board of Directors of Sensedia, acting as the figurehead for the Leadership Development and Digital Transformation departments.
Mr. Gon has acted as Tech Advisor to the Boticário Group since 2020 and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Lean Enterprise Institute (LEI) and of Raia Drogasil.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has co-authored the book "Faster, faster: The Dawn of Lean Digital" and is a MIT Sloan Management Review columnist.
He has a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science from Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.

253

Carlos Henrique Donega Aidar—076.630.558-96
Carlos Henrique Donega Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itau Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itau Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.
He holds a Bachelor’s degree in Economics from the Faculdade de Ciencias Economicas de Sao Paulo da Fundagao Escola de Comercio Alvares Penteado (FECAP), Sao Paulo, Brazil and a postgraduate degree in Finance from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil.
Eduardo Queiroz Tracanella—272.985.178-05
Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itau Unibanco Group since 2019.
He joined the Itau Unibanco Group in 2003. He has held several positions at the Itau Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalite (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018).
He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), Sao Paulo, Brazil and in Business Management from the Fundagao Dom Cabral, Minas Gerais, Brazil.
Jose Virgilio Vita Neto—223.403.628-30
Jose Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law—Contracts from the Universidad de Salamanca—Spain; Ph.D. in Civil Law—Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015.
He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.
He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.
João Moreira Salles - 295.520.008-58
João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.
He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itau Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administraçõo de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaiba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker atJ. P. Morgan Chase, New York, U.S.
He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.
Ricardo Baldin 163.678.040-72
Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).
He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contabil EIRELI.
He served as a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancaria (TECBAN) (2015).
He was Controllership, Technology and Internal Controls and Risks Officer at Banco National de Desenvolvimento Economico e Social (BNDES) (2016 to 2017).
Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment ofthe Ecuadorian Financial System and the assessment ofthe Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.
He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC.

Marco Ambrogio Crespi Bonomi—700.536.698-00
Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017).
He was Vice President (2004 to 2011) of the Associacao Nacional das Instituicoes de Credito, Financiamento e Investimento (ACREFI).
He holds a Bachelor’s degree in Economics from the Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.
Renato Lulia Jacob—118.058.578-00
Renato Lulia Jacob has been a Member of the Disclosure and Trading Committee at the Itau Unibanco Group since 2019. He has held several positions at the Itau Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020).
He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015).
He holds a Bachelor’s degree in Civil Engineering from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.
Ricardo Villela Marino—252.398.288-90
Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itau Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itausa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.
Alexandre de Barros 040.036.688-63
Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004).
He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, and has been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnosticos da America S.A. (DASA).
Mr. de Barros was a Member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).
He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnologico de Aeronautica (ITA), Sao Jose dos Campos, Sao Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Type of Conviction	Description of the conviction
Rogério Carvalho Braga - 625.816.948-15 N/A	
Ricardo Baldin - 163.678.040-72 N/A	
Alexandre de Barros - 040.036.688-63 N/A	
Otavio Yazbek - 163.749.928-06 N/A	
Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A	
Luciana Pires Dias - 251.151.348-02 N/A	
Geraldo José Carbone - 952.589.818-00 N/A	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72 N/A	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52 N/A	
Alexsandro Broedel - 031.212.717-09 N/A	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Cesar Nivaldo Gon - 154.974.508-57	

257

Alfredo Egydio Setubal—014.414.218-07
N/A
Ana Lucia de Mattos Barretto Villela—066.530.828-06
Ana Lucia de Mattos Barretto Villela—066.530.828-06
Ana Lucia de Mattos Barretto Villela—066.530.828-06
N/A
Candido Botelho Bracher—039.690.188-38
Candido Botelho Bracher—039.690.188-38
Candido Botelho Bracher—039.690.188-38
N/A
Carlos Henrique Donega Aidar—076.630.558-96
N/A
Eduardo Queiroz Tracanella—272.985.178-05
N/A
Fabio Colletti Barbosa—771.733.258-20
Fabio Colletti Barbosa—771.733.258-20
Fabio Colletti Barbosa—771.733.258-20
Fabio Colletti Barbosa—771.733.258-20
Fabio Colletti Barbosa—771.733.258-20
N/A
Joao Moreira Salles—295.520.008-58
Joao Moreira Salles—295.520.008-58
N/A
Marco Ambrogio Crespi Bonomi—700.536.698-00
Marco Ambrogio Crespi Bonomi—700.536.698-00
N/A
Renato Lulia Jacob—118.058.578-00
N/A
Ricardo Villela Marino—252.398.288-90
N/A
Jose Virgilio Vita Neto—223.403.628-30
N/A
Maria Helena dos Santos Fernandes de Santana—036.221.618-50
N/A

12.9 Existence of marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members: • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice-Chairman of the Board of Directors) b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in lssuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa –Investimentos Itaú S.A.; 259

• Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, is in the management of the of parent company Companhia Esa. 12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiary. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. 12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from this insurance policy are claims arising from willful misconduct, or gross negligence equivalent to willful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premium paid on January 6, 2021 and maturing in January 6, 2022 amounted to six million, eight hundred thirteen thousand, forty-six US dollars (US$6,813,046), including financial operations tax (IOF). Considering the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding the indemnity contracts entered into by publicly-held companies and their management members, the Annual General Stockholders’ Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer’s taking out civil liability insurance or entering into an indemnity contract in favor of its management members, management members of its controlled companies, employees who hold a management position in the Issuer or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. The Issuer may enter into an indemnity contract, up to the indemnity limit of three hundred million U.S. dollars (US$300,000,000.00), with members of the Board of Directors, Executive Board, Audit Committee and Compensation Committee, with any employees who hold a management position in the Issuer or its controlled 260 companies, as well as with those individuals formally nominated to hold management positions in other companies or entities (collectively “Beneficiaries”), aimed to reimburse expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction aimed at holding the Beneficiary insured liable for the regular performance of their managerial duties, until the later of the following events: (i) the expiration of the period required for final and unappealable decision relating to a Beneficiary’s length of service at the Issuer; or (ii) the expiration of the statute of limitations set forth by law for events that may result in the indemnification obligations for the Issuer. To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer’s Audit Committee, a body consisting entirely of independent members, in accordance with National Monetary Council regulations, which is competent to assess whether the expenses amount is reimbursable by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary’s act falls under any of the exclusionary circumstances provided for in the indemnity contract, namely: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where a Beneficiary is a member of Itaú Unibanco’s Audit Committee, any compensation resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer’s Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending any Audit Committee or Related Parties Committee meetings, as applicable, held to resolve or discuss on such payment. Ultimately, the issuer clarifies that Beneficiaries will not be entitled to the indemnification whenever it may arise from proven illicit acts and when any of the following events demonstrably occur: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. 261

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6 and 12.7/8 A - Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 13 Fiscal Council (1) 4 Audit Committee (2) 33 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 5 Capital and Risk Management Committee (4) 7 Nomination and Corporate Governance Committee (4) 2 Related Parties Committee (4) 4 Personnel Committee (4) 3 Compensation Committee (4) 2 Social Responsibility Committee (4) 3 (1) period from July 7, 2020 to February 26, 2021 (2) period from August 7, 2020 to February 26, 2021 (3) period from April 22, 2020 to January 18, 2021 (4) period from April 30, 2020 to February 26, 2021 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c)    inclusion of current terms of office; 2) For Directors José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C - Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on July 7, 2020 until February 26, 2021 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on August 7, 2020 until February 26, 2021 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 30, 2020 until February 26, 2021 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 22, 2020 to January 18, 2021 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Candido Botelho Bracher because the meetings do not involve his reelection to the Company’s Board of Directors, Capital and Risk Management Committee and Compensation Committee; (f) there is no calculation of the meeting attendance percentage of the management member João Moreira Salles because the meetings do not involve his reelection to the Company’s Compensation Committee; (g) there is no calculation of the meeting attendance percentage of the management member Maria Helena dos Santos Fernandes de Santana because the meetings do not involve her reelection to the Company’s Board of Directors and Related Parties Committee; (h) there is no calculation of the meeting attendance percentage of the management member Artemio Bertholini because the meetings do not involve his reelection to the Company’s Fiscal Council; (i) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (j) there is no calculation of the meeting attendance percentage of the management members Alexandre de Barros, Ricardo Baldin and Rogério Carvalho Braga because the meetings do not involve their reelection to the Company’s Audit Committee; (k) there is no calculation of the meeting attendance percentage of the management member José Virgílio Vita Neto because it was formalized that he became part of the Disclosure and Trading Committee on January 18, 2021; (l) there is no calculation of the meeting attendance 262 percentage of the management member Cesar Nivaldo Gon because the meetings do not involve his reelection to the Company’s Personnel Committee; (m) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled. D - Independence Criterion for Members of the Audit Committee: The members of the Board of Directors Fábio Colletti Barbosa, Frederico Trajano lnácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of ltaú Unibanco or its affiliates; (ii) an employee of ltaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for ltaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of ltaú Unibanco or its affiliates; (v) a controller of ltaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of ltaú Unibanco or its affiliates. E – Type of Audit Committee lt is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM lnstruction 308/99. F – Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2020. G – Additional Information We inform that the investiture date of the members elected at the Annual General Stockholders’ Meeting of April 27, 2021 and the Meeting of the Board of Directors of April 30, 2021 is pending approval from the Central Bank of Brazil. Below we present the hierarchy flowchart of said Bodies: 263

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – Main professional experience for the past five years, indicating:

- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations:

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Americel S.A.	Telephony Equipment			x
Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x

264

Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x

265

Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
CI&T Software S.A.	Digital Solutions			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF)	Self-Regulatory Entity			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho Editorial da Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM)	Editorial			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Editora Almedina	Editorial			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x

266

Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Direito da Fundação Getulio Vargas	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x

267

Fundo Patrimonial Lumina UNICAMP	Raising and investment of funds to support UNICAMP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Big S.A.	Retail sales			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto dos Auditores Internos do Brasil	Audit			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x

268

Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x

269

Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sercomtel S.A. Telecomunicações	Telecommunication services			x
Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. (CERC)	Data Processing			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Advocacy			x

270

Other Significant Information of Item 12.12
a) Regarding meetings held in the past three (3) years, we inform as follows:
Year
Type of meeting
Date/Time
Quorum
2021
Annual and Extraordinary
04.27.2021 - 11:00 a.m. and 11:10 a.m.
91.96% of common shares and 31.65% of preferred shares
2021
Extraordinary
01.31.2021 - 11:00 a.m.
More than 90% of common shares
2020
Annual
04.28.2020 - 11:00 a.m.
More than 90% of common shares and 31.75% of preferred shares
2019
Annual
04.24.2019 - 11:00 a.m.
More than 90% of common shares and 29.08% of preferred shares
2018
Annual and Extraordinary
04.25.2018 - 11:00 a.m.
More than 90% of common shares and 28.28% of preferred shares
2018
Extraordinary
07.27.2018 - 15:00 p.m.
More than 90% of common shares
b) Audit Committee
The Audit Committee has autonomy to establish and contract training activities.
In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.
Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.
During 2018, the members of the Audit Committee participated in training sessions on the following topics: Cloud Computing and stage of implementation of the Basel III standards in Brazil. Additionally, the Committee performed a benchmark on risk management in digital environments with financial institutions, technology and consulting companies in the United States of America and on the performance of the Audit Committee, internal audit and second-line areas of defense and with Spanish financial companies with international operations.
In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.
In the years 2018, 2019 and 2020, some of its members, individually, also participated in trainings on accounting, corporate governance, ethics, financial and external audit topics.
c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors
Based on the responsibilities established in its Regulations and the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.
Throughout the years 2018, 2019 and 2020, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control
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departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries.
Also, during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and
Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).
At least quarterly, the Audit Committee has held, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A., and continues to hold, as for several years, a joint meeting with the with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.
Relationship among the Audit Committee, the Board of Directors and the Fiscal Council
The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls.
The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco
Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended in December of each year or other topics of the Fiscal Council interest.
Relationship between the Board of Directors and the Fiscal Council
The Fiscal Council participates in the Board of Directors’ meeting, in which the Issuer’s annual financial statements are examined (therefore, once a year).
Relationship between the Fiscal Council and the Executive Board
The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).
Relationship between the Board of Directors and the Investor Relations Officer
The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.
Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as:
• Management Report, Form 20-F, Reference Form, and Integrated Annual Report;
• Changing and creating new policies;
• Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations;
• Share bonus and share splits;
• Analyzing the trading of the parties adhering to the Securities Trading Policy.
The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.
1 Environmental, Social and Corporate Governance
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d) In 2020, we developed the following training activities:
Training
Audience
Frequency
Adherence
Proposal for 2021
Ethics e-learning course
Up to executive officers
Biennial
94%
Continue with the biennial cycle
Anti-corruption e-learning course
Up to executive officers
Biennial
92%
Continue with the biennial cycle
Ethics in workplace workshop
Managers and coordinators
Specific dates
92.53%
Continue in 2021 on a mandatory basis for new coordinators
Adherence to Code of Ethics (#)
Up to Board of Directors
Annual
93.49%
Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture program
Managerial level (with or without management)
Specific dates
98%
Those unable to attend in person will attend the course online.
Risk Culture program
Coordination level up to trainee
Annual
89%
Continue in 2021 until we reach 100% of audience
Anti-Money Laundering and Counter Terrorist Financing e-learning course
Up to executive officers
Biennial
93%
Continue with the biennial cycle
In-person/virtual talk on the prevention of illegal acts (PLD and corruption prevention)
Board of Directors
Biennial
100%
New talk about or topic
e) In 2020, the Internal Ombudsman’s Office received 2,016 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.
In order to guide and discipline any employees who show conduct contrary to the principles of the
Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.
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f) Supporting documentation for the meetings of the Board of Directors:
The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.
g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c
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ITEM 13. REMUNERATION OF DIRECTORS
13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:
a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web:
Compensation governance
Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy.
Formally approved on February 23, 2021 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department.
In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.
In addition, to increase the transparency of our compensation model, as of 2020 we disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as Compensation Policy, discloses to the public compensation model bases and is available on www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy.
Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. Until December 31, 2020, all members complied with the minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions.
For 2021, the requirement remains the same; that is, new members of the Executive Committee and the new CEO have a period of 5 years to comply with the requirement.
The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.
For further information on the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation.
For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports > CVM > Reference Form.
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For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
b) compensation composition, indicating:
i - description of the compensation elements and the objectives of each of them
In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.
Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development, commitment, and retention of management members, as stock-based payments are made in the long term.
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ii – in relation to the last three fiscal years, the proportion of each element in the total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2020	27%	30%	41%	2%
	2019	22%	23%	53%	2%
	2018	24%	29%	45%	2%
Board of Officers	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
	2018	9%	0%	90%	1%
Fiscal Council	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
Audit Committee	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, is not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer's purpose of attracting outstanding professionals from different fields and distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

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b) Annual variable compensation(1):
(1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results.
b) i. Distribution of annual variable compensation(2):
(2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred.
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b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:
Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).
Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.
iv - reasons that justify the composition of compensation
In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.
Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments are made in the long term.
v – number of members who are not compensated
There are no members who are not compensated.
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c) the main performance indicators that are taken into consideration in determining each compensation element:
i) Board of Directors
The fixed compensation of the Board of Directors is not impacted by performance indicators.
For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee.
ii) Officers
The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities of the year discussed together with the officer being evaluated.
d) how compensation is structured to reflect the evolution of performance indicators:
A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.
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e) how the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests:
The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure to above the levels that are considered prudent in the short-, medium- and long-term strategies adopted by the institution.
The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.
Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for 5 and 8-year terms as from the initial investment.
Therefore, variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.
f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:
The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.
g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:
There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion.
h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating:
i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so
We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include:
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Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include:

i.i in relation to the Stock Option Plan:
a. being responsible for institutional decisions and overseeing their implementation and operation; and
b. approving grants of Simple Options.

i.ii. in relation to the Partners Program:
being responsible for the rules set out for adding and removing beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

- commissioning salary surveys conducted by specialized consultants;
- participating in surveys conducted by other banks; and
- participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Compensation Policy at least annually. The Compensation Committee assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2021 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	13.00	26.00	6.00	45.00
Number of compensated members	13.00	26.00	6.00	45.00
Annual fixed compensation, comprising:	**31,474,000**	**36,780,000**	**927,000**	**69,181,000**
Salary or management fees	17,828,000	35,330,000	756,000	53,914,000
Direct and indirect benefits	480,000	1,450,000	n/a	1,930,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	13,166,000	0	171,000	13,337,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	603,000	5,442,000	n/a	6,045,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	42,923,000	332,778,000	n/a	375,701,000
Total compensation	**75,000,000**	**375,000,000**	**927,000**	**450,927,000**

The 2021 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$450 million to members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of

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R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. We clarify that, as directed by the OFFICE CIRCULAR / CVM / SEP / No. 1/2021, the values shown in the table above do not include corresponding values INSS, differently from what was reported in previous years, according to notes specific information.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2020 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.50	19.80	6.00	37.30
Number of compensated members	11.50	19.80	6.00	37.30
Annual fixed compensation, comprising:	**30,319,953**	**33,343,942**	**876,000**	**64,539,895**
Salary or management fees	14,173,000	26,018,051	715,000	40,906,051
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,858
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,854,061	161,000	21,698,986
Annual variable compensation, comprising:	**3,425,423**	**44,638,313**	n/a	**48,063,735**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,425,423	44,638,313	n/a	**48,063,735**
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	581,843	5,825,294	n/a	6,407,137
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	17,227,457	147,485,182	n/a	164,712,639
Total compensation	**51,554,676**	**231,292,731**	**876,000**	**283,723,406**

The 2020 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation." For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

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3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees)" refer to fixed fees in shares for the Board of Directors.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,364,438 and Board of Officers, R$11,661,818. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2019 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	**28,695,774**	**28,725,299**	**927,000**	**58,348,072**
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,572
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Comissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	**61,526,708**	**355,532,690**	**927,000**	**417,986,398**

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts provided in the field "Others (fees and / or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and

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INSS for the Executive Board and Fiscal Council and (ii) the amounts provided in the The "Stock-based" field includes the amounts corresponding to the INSS referring to such installments.

4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$5,236,316 and Board of Officers, R$16,930,128. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2018 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.25	20.83	6.00	38.08
Number of compensated members	11.25	20.83	6.00	38.08
Annual fixed compensation, comprising:	**31,268,000**	**27,271,000**	**927,000**	**59,466,000**
Salary or management fees	13,886,000	21,728,000	756,000	36,370,000
Direct and indirect benefits	513,000	1,261,000	n/a	1,774,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,869,000	4,282,000	171,000	21,322,000
Annual variable compensation, comprising:	**3,822,000**	**85,880,000**	**n/a**	**89,702,000**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,822,000	85,880,000	n/a	89,702,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Comissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	778,142	2,563,160	n/a	3,341,302
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,836,000	161,673,000	n/a	184,509,000
Total compensation	**58,704,142**	**277,387,160**	**927,000**	**337,018,302**

The 2018 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$370 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$6,000 to alternate members of the Fiscal Council. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit-sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2018, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

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3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts provided in the field "Others (fees and / or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Executive Board and Fiscal Council; and (ii) the amounts provided in the "Share-based" field include the amounts corresponding to the INSS referring to such installments.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$ 5,218,146 and Board of Officers, R$13,316,714. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2021 — R$, except if otherwise indicated

a	body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b	number of members (people)	13.00	26.00	6.00	45.00
c	number of compensated members (people)	13.00	26.00	6.00	45.00
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
	ii an maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
	iv amount effectively recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 25,754,000; d ii 42,923,000; d iii42,923,000; d iv n/a.

   Board of Officers: e i 199,667,000; e ii 332,778,000; e iii 332,778,000; e iv n/a.

   Fiscal Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2020 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.50	19.80	6.00	37.30
c	number of compensated members (people)	11.50	19.80	6.00	37.30
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,056,000	26,784,000	-	28,755,000
	ii an maximum amount provided for in the compensation plan	4,797,000	62,495,000	-	67,094,000
	iii amount provided for in the compensation plan, should the targets	3,426,000	44,639,000	-	47,924,000
	iv amount effectively recognized in income or loss	3,426,000	44,639,000	-	47,924,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv 17,227,000.

   Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv 147,485,000.

   Fiscal Council: n/a.
2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2019 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.75	21.00	6.00	38.75
c	number of compensated members (people)	11.75	21.00	6.00	38.75
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,696,000	64,055,000	-	66,751,000
	ii an maximum amount provided for in the compensation plan	6,291,000	149,462,000	-	155,753,000
	iii amount provided for in the compensation plan, should the targets established	4,493,000	106,758,000	-	111,251,000
	iv amount effectively recognized in income or loss	4,493,000	106,758,000	-	111,251,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.
   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:
   Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv 27,733,000.

   Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv 218,051,000.

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Fiscal Council: n/a.

The minimum and maximum amounts described above were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer's results, the results of the department in which the management member works, their performance, and it is also possible that the variable compensation is not paid in case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2018 — R$, except if otherwise indicated

		Board of Directors	Statutory Board of Officers	Fisca Council	Total
a	body				
b	number of members (people)	11.25	20.83	6.00	38.08
c	number of compensated members (people)	11.25	20.83	6.00	38.08
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
	ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
	iii amount provided for in the compensation plan, should the targets established	3,822,000	85,880,000	-	89,702,000
	iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

   Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

   Fiscal Council: n/a.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:
a) General terms and conditions
Clarifications – how to disclose information
For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”), as described below:
(1) Compensation Policy – stock-based compensation
Annual fixed compensation in shares:
This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate
To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcăo (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation.
The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.
Annual variable compensation in shares:
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(2) Partners Program
Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.
This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows:
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(3) Stock Option Plan
We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms.
Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein.
Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.
No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.
For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.
b) Main objectives of the plan
Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by their share appreciation.
c) How the plan contributes to these objectives
Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.
d) How the plan is inserted in the Issuer’s compensation policy
Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term.
e) How the plan is aligned with the short-, medium- and long-term interests of management members and the issuer
Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “n“ of item 13.4).
f) Maximum number of shares covered by the plan
In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year.
In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years.
g) Maximum number of options to be granted
Idem to item f) above.
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h) Conditions for acquisition of shares
Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.
Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Partners Shares also for three- and five-year terms.
Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the grace period has elapsed (please see sub item “j” below), upon payment of the strike price (please see sub item “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the grace period (please see sub item “n” below).
i) Criteria for setting up the purchase or strike price
Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date.
Partners Program: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date.
Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon option grant and will be determined in the following manner:
The option strike price is set up based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus set up will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, on an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.
j) Criteria for defining the exercise period
Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares.
Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares.
Stock Option Plan: options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years.
k) Settlement method
Stock-based compensation: settlement occurs through the delivery of shares after deferral periods.
Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.
Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.
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l) Restrictions on the transfer of shares
Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.
Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.
Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.
m) Criteria and events that, when verified, will cause the suspension, change or termination of the plan
Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon the approval of the Compensation Committee and the Board of Directors.
Partners Program: Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not driven by actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval of the Compensation Committee or the Personnel Committee.
Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock-Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting.
n) Effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan
Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares.
Partners Program: the general rule when a member leaves is the termination of Partners Shares granted but not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares.
Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position in the Itaú Unibanco Conglomerate.
Additionally, subject to criteria established in internal charter, the Personnel Committee may choose not to have these options expire.
293

13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:
For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered within the scope of the Compensation Policy, (2) shares or stock-based instruments delivered within the scope of the Partners Program and (3) the options granted within the scope of the Stock Option Plan (“Stock Option Plan”).
For further details with respect to the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4.
13.5 Stock-based compensation - Determined for the 2021 fiscal year
Body
Board of Directors
Board of Statutory Officers
Number of members
13.00
26.00
Number of compensated members
13.00
26.00
option granting year
2021
2021
weighted average strike price of each of the following options:
(a)outstanding at the beginning of the year
(b)lost during the year
(c)exercised during the year
(d)expired during the year
(1)
(1)
(1)
(1)
Potential dilution in the case of exercise of all options granted
0.005%
0.015%
0.054%
0.065%
Granting of stock options: grant date
05/03/2021
03/01/2022
03/01/2023
03/01/2024
number of options granted
495,040
1,499,221
5,249,616
6,373,781
term for the options to become exercisable
2021
1/3 each year
50% at the 3rd year
50% at the 5th year
1/3 each year
maximum term to exercise option
n/a
n/a
n/a
n/a
term of restriction for the transfer of shares
Without restriction
Without restriction
At the 5th and 8th year
Without restriction
fair value of options on the grant date
(1)
(1)
(1)
(1)
1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above, Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.    (1) Not applicable for shares.
3.    The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
4.    (1) Not applicable for shares.
13.5 Stock-based compensation - Determined for the 2020 fiscal year
Body
Board of Directors
Board of Statutory Officers
Number of members
11.50
19.80
Number of compensated members
11.50
19.80
option granting year
2020
2020
weighted average strike price of each of the following options:
(1)
(1)
(1)
(1)
(a) outstanding at the beginning of the year
(b) lost during the year
(c) exercised during the year
(d) expired during the year
Potential dilution in the case of exercise of all options granted
0.004%
0.008%
0.034%
0.039%
Granting of stock options:
grant date
05/04/2020
03/01/2021
03/01/2021
03/01/2021
number of options granted
356,270
491,206
1,790,139
2,743,903
term for the options to become exercisable
2020
1/3 each year
50% at the 3rd year
50% at the 5th year
1/3 each year
maximum term to exercise option
n/a
n/a
n/a
n/a
term of restriction for the transfer of shares
Without restriction
Without restriction
At the 5th and 8th year
Without restriction
fair value of options on the grant date
(1)
(1)
(1)
(1)
1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above, Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.    (1) Not applicable for shares.
3.    The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
4.    (1) Not applicable for shares.

13.5 Stock-based compensation - Year ender December 31, 2019

a
Body
Board of Directors
Board of Statutory Officers
b
Number of members
11.33
21.00
c
Number of compensated members
11.33
21.00
option granting year
2019
2019
d
With respect to each stock option grant:
i. grant date
04/30/2019
03/01/2020
03/01/2020
03/01/2020
ii. Number of options granted
362,268
825,763
3,300,922
3,288,484
iii. Term for the options to become exercisable
2020
1/3 each year
50% at the 3th year
50% at the 5th year
1/3 each year
iv. Maximum term to exercise option
n/a
n/a
n/a
n/a
v. term of restriction for the transfer of shares
Without restriction
Without restriction
At the 5th and 8th year
Without restriction
vi. weighted average strike price:
(1)
(1)
(1)
(1)
(a)outstanding at the beginning of the year
-
-
•
-
(b)lost during the year
-
-
-
-
(c)exercised during the year
-
-
-
-
(d)expired during the year
-
-
-
e
fair value of options on the grant date
f
potential dilution in the case of exercise of all options granted
0004%
0.008%
0.034%
0.034%

1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.    The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year The term of restriction to Associates is 70% and 30%. respectively
3.    The amounts are adjusted by the events occurred in the period (reverse split bonus, etc.).
4.    (1) Not applicable for shares.
13.5 Stock-based compensation - Year ender December 31, 2018
a
Body
Board of Directors
Board of Statutory Officers
b
Number of members
11.25
20 83
c
Number of compensated members
11.25
20.83
option granting year
2018
2018
d
With respect to each stock option grant:
i. grant date
05/02/2018
03/01/2019
03/01/2019
03/01/2019
ii. Number of options granted
297.929
511.662
1,845,077
1.998,269
iii. Term for the options to become exercisable
2019
1/3 each year
50% at the 3th year
50% at the 5th year
1/3 each year
iv. Maximum term to exercise option
n/a
n/a
n/a
n/a
v. term of restriction for the transfer of shares
Without restriction
Without restriction
At the 5th and 8th year
Without restriction
vi. weighted average strike price:
(1)
(1)
(1)
(1)
(a)outstanding at the beginning of the year
-
(b)lost during the year
-
(c)exercised during the year
-
(d)expired during the year
-
e
fair value of options on the grant date
R$ 37.66
R$ 37.66
R$ 37.66
R$ 37.66
f
potential dilution in the case of exercise of all options granted
0 003%
0005%
0019%
0.020%
1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.    The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year The term of restriction to Associates is 70% and 30%. respectively.
3.    The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
4.    (1) Not applicable for shares.
13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:
Outstanding options at the end of the year ended December 31, 2020
a. Body
Board of Directors
Board of Statutory Officers
b. Number of members
11.50
19.80
c. Number of compensated members
11.50
19.80
d. Options not yet exercised
i. Number
1,180,877
642,388
301,890
5,002,651
7,878,003
50% at the 3th year
50% at the 3th year
ii.
Date on which the options will become exercisable
1/3 each year
May, 2019
1/3 each year
50% at the 5th year
50% at the 5th year
iii. Maximum term to exercise option
n/a
n/a
n/a
n/a
n/a
At the 5th and 8th
At the 5th and 8th
iv.
Term of restriction to the transfer of shares
n/a
n/a
n/a
year
year
v.
Weighted average strike price for the year
(1)
(1)
(1)
(1)
(1)
vi.
Fair value of options in the last day of the fiscal year
(1)
(1)
(1)
(1)
(1)
e. Exercisable options
i. Number
ii.
Date on which the options will become exercisable
iii.
Maximum term to exercise option
iv.
Term of restriction to the transfer of shares
v.
Weighted average strike price for the year
vi.
Fair value of options in the last day of the fiscal year
1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise
2.    The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.
3.    The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
4.    (1) Not applicable to stock grants.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2020

	Board of Directors	Board of Statutary Officers
a Body	Board of Directors	Board of Statutary Officers
b Number of members	11.50	19.80
c Number of compensated members	11.50	19.80
d Options exercised		
i. Number of shares	0	0
ii. Weighted average strike price	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
e Shares delivered		
i. Number of shares	1,459,386.00	2,411,090
ii. Weighted average strike price	21.77	21.77
iii. Difference between the strike price and the market value of shares relating to the options exercised	-175,126	-22,977,688

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2019

	Board of Directors	Board of Statutary Officers
a Body	Board of Directors	Board of Statutary Officers
b Number of members	11.75	21.00
c Number of compensated members	11.75	21.00
d Options exercised		
i. Number of shares	0	0
ii. Weighted average strike price	-	-
iii. Difference between the strike price and the market value of shares relating to the options exercised	-	-
e Shares delivered		
i. Number of shares	3,141,019.00	4,139,893
ii. Weighted average strike price	21.75	21.75
iii. Difference between the strike price and the market value of shares relating to the options exercised	-29,986,006	-39,521,842

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2018

	Board of Directors	Board of Statutary Officers
a Body	Board of Directors	Board of Statutary Officers
b Number of members	11.25	20.83
c Number of compensated members	11.25	20.83
d Options exercised		
i. Number of shares	4,678,204	2,030,391
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	-17,442,509	-7,570,237
e Shares delivered		
i. Number of shares	2,177,048.00	2,699,479
ii. Weighted average strike price	30.35	30.35
iii. Difference between the strike price and the market value of shares relating to the options exercised	-8,117,042.15	-10,064,907

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

296

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least: a) pricing model Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point. Stock-based compensation: the fair value of the shares for the variable stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date. Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: Price of the underlying asset: the price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and Option grace period: the grace period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the grant date. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. 297

Stock-based compensation: not applicable. Partners Program: not applicable. d) Method to determine expected volatility Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation. Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. 298

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base-date: 12/31/2020

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,573,502,898	26,588,152	4,600,091,050	-	2,530,608	2,530,608	12,516	21,270,748	21,283,264	100,635	1,893,697	1,994,332	-	602,704	602,704
Parent Companies	Companhia E. Johnston de Participações	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,810,314,824	-	1,810,314,824	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa - Investimentos Itaú S.A.	1,828,486,356	1,001,434,140	2,829,920,496	322	824,693	825,015	437	2,926,308	2,926,745	-	60,000	60,000	-	3,751	3,751
	IUPAR - Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Alpargatas	100,495,700	32,728,205	133,223,905	-	-	-	-	-	-	863	-	-	-	-	-
	Duratex S.A.	23,906,085	-	23,906,085	-	-	-	-	-	-	3,692	-	3,692	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following

a	body	Board of Directors*		Board of Statutory Officers		
b	number of members	4	1	5	7	10
c	number of compensated members	4	1	5	7	10
d	plan name	ITAUBANCO CD	FUTURO INTELIGENTE	ITAUBANCO CD	FUTURO INTELIGENTE	Flexprev PGBL
e	e number of management members that are eligible for retirement	3	1	1	1	3
f	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions madediretamente pelos administradores	R$ 47,429,793	R$ 5,367,249	R$ 13,334,633	R$ 23,617,931	R$ 3,029,061
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 581,843	R$ 0	R$ 577,514	R$ 2,218,719	R$ 3,029,061
i	whether there is the possibility of early redemption and, if so, what	No	No	No	No	No

299

13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

Year ended December 31, 2020

a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	11.50	19.80	6.00
c	number of members who receive compensation	11.50	19.80	6.00
d	Amount of the highest individual compensation	10,392,000	34,737,000	220,500
e	Amount of the lowest individual compensation	2,643,000	2,588,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,483,015	11,681,451	145,950

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31, 2019

a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	11.75	21.00	6.00
c	number of members who receive compensation	11.75	21.00	6.00
d	Amount of the highest individual compensation	14,560,000	52,060,000	220,500
e	Amount of the lowest individual compensation	2,643,000	2,953,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,236,316	16,930,128	154,350

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31, 2018

a	body	Board of Director	Executive Board	Fiscal Council
b	number of members	11.25	20.83	6.00
c	number of members who receive compensation	11.25	20.83	6.00
d	Amount of the highest individual compensation	12,941,000	46,880,000	220,500
e	Amount of the lowest individual compensation	2,652,000	2,604,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,218,146	13,316,714	154,500

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

300

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer. Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter.
2020
Body
Board of Directors
Board of
Statutary
Fiscal Council
Officers
Related parties
61%
0%
0%
2019
Body
Board of Directors
Board of
Statutary
Fiscal Council
Officers
Related parties
69%
0%
0%
2018
Board of
Body
Board of Directors
Statutary
Fiscal Council
Officers
Related parties
63%
0%
0%
13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided.
Not applicable.
301

13.15. With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons.
The amounts specified in the tables below were attributed as fixed monthly remuneration, benefits and annual variable remuneration.
The amounts specified in the tables below were attributed as fixed monthly remuneration, benefits and annual
2020 - Compensation received due to the position held in the Issuer
R$
Board of Directors
Board of Statutary Officers
Fiscal Council
Total
Direct and indirect parent companies
—
—
—
—
Issuer’s subsidiaries
—
210,686,942
—
210,686,942
2019 - Compensation received due to the position held in the Issuer
R$
Board of Directors
Board of Statutary Officers
Fiscal Council
Total
Direct and indirect parent companies
—
—
—
—
Issuer’s subsidiaries
—
335,284,347
—
335,284,347
Companies under common control
—
—
—
—
2018 - Compensation received due to the position held in the Issuer
R$
Board of Directors
Board of Statutary Officers
Fiscal Council
Total
Direct and indirect parent companies
—
—
—
—
Issuer’s subsidiaries
—
262,054,838
—
262,054,838
Companies under common control
—
—
—
—
13.16. Supply other information that the issuer may deem relevant.
As of the base year 2021, the amount of the annual compensation does not include social charges, as directed by the CIRCULAR OFFICE / CVM / SEP / No. 1/2021. The annual compensation attributed to the management members for the previous fiscal years (2020, 2019 and 2018), considers the social charges (INSS), as previously disclosed to the market.
Additional information on item 13.2 (referring to the year 2020):
We identified the need to adjust the amount related to the total management compensation in 2020, previously disclosed in the Itaú Unibanco Holding’s 2021 General Stockholders’ Meeting Manual, held on April 27, 2021, which consisted in the amount of R$ 282,359,772.00 and was corrected to R$ 283,723,406.00.
302

ITEM 14. HUMAN RESOURCES

14.1 Describe the issuer's human resources, supplying the following information:

a) Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

We had 96,540 employees on December 31, 2020 compared to 94,881 employees on December 31, 2019.

The following tables show the total number of employees for the years ended December 31, 2020, 2019 and 2018, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation			
(Brazil and abroad)	2020	2019	2018	2020-2019		2019-2018	
In Brazil	83,919	81,691	86,801	2,228	2.7%	(5,110)	(5.9)%
Abroad	12,621	13,190	13,534	(569)	(4.3)%	(344)	(2.5)%
Argentina	1,584	1,613	1,692	(29)	(1.8)%	(79)	(4.7)%
Chile	5,340	5,755	5,820	(415)	(7.2)%	(65)	(1.1)%
Colombia	3,098	3,326	3,495	(228)	(6.9)%	(169)	(4.8)%
Uruguay	1,065	1,101	1,117	(36)	(3.3)%	(16)	(1.4)%
Paraguay	975	869	844	106	12.2%	25	3.0%
Europe	209	212	213	(3)	(1.4)%	(1)	(0.5)%
Other	350	314	353	36	11.5%	(39)	(11.0)%
Total	**96,540**	**94,881**	**100,335**	**1,659**	**1.7%**	**(5,454)**	**(5.4)%**

Employees	As of December 31,			Variation			
(by operating unit)	2020	2019	2018	2020-2019		2019-2018	
Wholesale	18,730	19,198	19,770	(468)	(2.5)%	(572)	(3.0)%
Retail	58,136	59,434	63,853	(1,298)	(2.2)%	(4,419)	(7.4)%
Technology (1)	10,987	7,223	6,908	3,764	34.3%	315	4.4%
Support Areas (2)	8,687	9,026	9,804	(339)	(3.9)%	(778)	(8.6)%
Total	**96,540**	**94,881**	**100,335**	**1,659**	**1.7%**	**(5,454)**	**(5.7)%**

(1) Includes 1,994 ZUP employees in 2020

(2) Includes: Human Resources, Legal, Audit, Corporation, Finance, Operations and Risks.

303

b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location)

Outsourced workers (by activity)	December 31,		
	2020	2019	2018
Surveillance	16,738	7,731	10,294
Cleaning	4,466	1,534	4,634
Maintenance	1,350	7,557	650
IT	5,827	3,076	10,495
Logistics/ Mail room	3,853	12,322	8,512
Sales representatives	9,945	11,140	11,643
Legal services	-	-	-
Other[(1)]	981	4,201	1,604
Call Center	16,179	9,118	21,660
Debt collection offices	3,109	3,031	3,275
Total	**62,448**	**59,710**	**72,767**

(1) Including Facilities, HR Services, and Temporary labor.

Outsourced workers (by region)	December 31,		
	2020	2019	2018
South	5,292	6,183	6,547
Southeast	42,423	41,276	46,768
Central-west	1,919	2,367	2,683
Northeast	9,842	7,920	14,571
North	1,107	1,468	1225
Not identified	1,865	496	973
Total	**62,448**	**59,710**	**72,767**

** Data on regions of call centers and debt collection offices are reported as of 2018 only.*

c) Turnover rate

The turnover rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns).

Total turnover rate

	2020	2019	2018
Voluntary [(1)]	3.3%	4.7%	3.1%
Involuntary [(2)]	4.6%	12.1%	6.9%

Notes: voluntary severance program refers to when the initiative comes from the employee, and involuntary termination is when the initiative comes from the employer. (1) Calculation based on total voluntary terminations divided by the average of active employees, whose calculation is the sum of active employees at the beginning and end of the period divided by two. To total active employees at the end of the period the calculation applies: employees at the beginning of the period, plus hires, fewer voluntary dismissals of employees; (2) Calculation based on total involuntary terminations divided by the average of active employees, whose calculation is the sum of active employees at the beginning and end of the divided period for two. For the total number of active employees at the end of the period, the calculation applies: employees at the beginning of the period more hires less involuntary terminations of employees.

304

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above In 2020, 56,444 of our employees were qualified for home working, and we also provided support to the day-to-day of our employees at physical branches by providing protection and safety equipment and procedures. Committed to speeding up our digital transformation process, we hired employees for the technology area. At the digitalization and efficiency front, we increased our digital client base, reaching the milestone of 24.2 million digital clients in December 2020, as we keep on ramping up our technology investments. Over 2020 we hired over 3,700 employees to our IT team and in 2021 we will double the figures recorded in 2018. 14.3. Describe the issuer’s employee compensation policies, stating: a) Salary and variable compensation policy We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consultancies, participation in surveys carried out by other banks, and participation in specialized compensation forums. The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account employees’ seniority and their individual performance while carrying out duties. Variable compensation, in turn, acknowledges the level of dedication, results achieved and its short, medium and long-term sustainability. Furthermore, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable to respective jurisdictions. b) Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ professional categories. Conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) check-up; (v) parking. Granting of these benefits may vary in accordance with the employee’s category the market or regulatory considerations about jurisdictions specifically applicable to a certain employee. Additionally, the following benefits are offered to all employees:—special benefits in banking products and services; - Itaú Unibanco Club; - discounts in accredited fitness centers; - Gympass (large nationwide chain of fitness centers);—discounts and facilities in payment in drugstores;—psychosocial services; - advantages through product scores/discounts in Market Place for Bank collaborators. c) Characteristics of the stock-based profit sharing plans to employees, identifying: i. groups of beneficiaries ii. exercise conditions iii. strike prices iv. exercise terms v. number of shares committed by the plan 305

We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year: We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 a) (2). 306

14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others. From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 829 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 470 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles. We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions. We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. In the last years, the banking sector has not faced strikes or significant interruptions in its operations. Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities. 14.5. Supply other information that the issuer may deem relevant Not applicable. 307

15.1 / 15.2—STOCKHOLDING POSITION Updated on 26.04.2021—base date of the Annual General Meeting and Extraordinary General Meeting of 27.04.2021 BASE-DATE 05.07.2021 Itaú Unibanco Holding S.A. EO % EP % Total % IUPAR—Itaú Unibanco Participações S.A. 2.564.084.404 51,713 2.564.084.404 26,153 Brazilian CNPJ 04.676.564/0001-08 Itaúsa S.A. 1.943.906.577 39,205 169.323 0,003 1.944.075.900 19,829 Brazilian CNPJ 61.532.644/0001-15 BlackRock, INC 349.925.097 7,221 349.925.097 3,569 American Dodge & Cox 242.768.249 5,010 242.768.249 2,476 American Treasury Sahres 24.257.039 0,501 24.257.039 0,247 Others 450.299.378 9,082 87,265 4.679.024.659 47,726 4.228.725.281 Total 4.958.290.359 100,000 4.845.844.989 100,000 9.804.135.348 100,000 BASE DATE 02. 27.2009 IUPAR—Itaú Unibanco Part. S.A. EO % EP % Total % Itaúsa S.A. 355.227.092 50,000 350.942.273 100,000 706.169.365 66,532 Brazilian CNPJ 61.532.644/0001-15 Cia. E. Johnston de Participações 355.227.092 50,000 355.227.092 33,468 Brazilian 308

CNPJ 04.679.283/0001-09 Total 710.454.184 100,000 350.942.273 100,000 1.061.396.457 100,000 BASE DATE 04.29.2016 Cia. E. Johnston de Part. Fernando Roberto Moreira Salles EO % EP % Total % 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 002.938.068-53 João Moreira Salles 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 667.197.397-00 Pedro Moreira Salles 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 551.222.567-72 Walther Moreira Salles Júnior 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 406.935.467-00 Total 5.520 100,000 11.040 100,000 16.560 100,000 BASE DATE 12.31.2020 Itaúsa S.A. ESA Company % EP % % EO 18.171.526 Total 18.171.526 0,629 0,216 Brazilian CNPJ 52.117.397/0001-08 Fundação Itaú Para a Educação e Cultura 337.678.958 11,685 41.473.312 0,751 379.152.270 4,508 309

Brazilian
CNPJ 59.573.030/0001-30
Fundação Antonio e Helena Zerrenner
Instituição Nacional de Beneficência
444.274.541
15,374
85.567.917
1,550
529.842.458
6,300
Brazilian
CNPJ 60.480.480/0001-67
O. E. Setubal S.A.
6
0,001
8
0,001
14
0,001
Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH Participações Ltda.
240.993.675
8,339
190.245.391
3,446
431.239.066
5,127
Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho
369.066.868
12,771
217.685.478
3,943
586.752.346
6,976
Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela
369.066.842
12,771
203.190.684
3,680
572.257.526
6,804
Brazilian
CPF 066.530.828-06
Ricardo Villela Marino
65.450.929
2,265
48.508.236
0,879
113.959.165
1,355
Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino
65.505.763
2,267
48.597.738
0,880
114.103.501
1,357
Nacionalidade: Brasileira
CPF 271.943.018-81
Paulo Setubal Neto
31.536
0,001
25.358.988
0,459
25.390.524
0,302
Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal
39.264.821
1,359
5.066.819
0,092
44.331.640
0,527
310

Brazilian
CPF 077.540.228-18
Julia Guidon Setubal Winandy
39.264.821
1,359
5.066.819
0,092
44.331.640
0,527
Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal
39.264.821
1,359
5.066.819
0,092
44.331.640
0,527
Brazilian
CPF 336.694.318-10
Maria Alice Setubal
—
—
45.806.071
0,830
45.806.071
0,545
Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva
21.353.639
0,739
446.433
0,008
21.800.072
0,259
Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva
21.353.746
0,739
36.442
0,001
21.390.188
0,254
Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira
21.354.077
0,739
1.057.615
0,019
22.411.692
0,266
Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior
44.069.150
1,525
42.103.822
0,763
86.172.972
1,025
Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal
20.076.187
0,695
18.997
0,001
20.095.184
0,239
Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar
20.076.188
0,695
21.190
0,001
20.097.378
0,239
311

Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla
20.076.191
0,695
27.938
0,001
20.104.129
0,239
Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal
53.887.595
1,865
38.943.142
0,702
92.830.737
1,104
Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal
25.002.081
0,865
210
0,001
25.002.291
0,297
Brazilian
CPF 227.809.998-10
Paula Lucas Setubal
25.002.081
0,865
210
0,001
25.002.291
0,297
Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal
90.181.495
3,121
39.322.170
0,712
129.503.665
1,540
Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal
4.395.600
0,152
288.441
0,005
4.684.041
0,056
Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal
4.395.600
0,152
288.441
0,005
4.684.041
0,056
Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal
4.395.600
0,152
288.441
0,005
4.684.041
0,056
Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal
103.411.186
3,578
41.090.884
0,744
144.502.070
1,718
312

Brazilian CPF 014.414.218-07 Alfredo Egydio Nugent Setubal 2.081 0,001 210 0,001 2.291 0,001 Brazilian CPF 407.919.708-09 Marina Nugent Setubal 2.081 0,001 210 0,001 2.291 0,001 Brazilian CPF 384.422.518-80 Ricardo Egydio Setubal 103.363.825 3,577 42.183.172 0,764 145.546.997 1,730 Brazilian CPF 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2.113 0,001 52.875 0,001 54.988 0,001 Brazilian CPF 230.936.378-21 Rodrigo Ribeiro do Valle Setubal 2.113 0,001 38.911 0,001 41.024 0,001 Brazilian CPF 230.936.298-02 Patricia Ribeiro do Valle Setubal 2.113 0,001 52.875 0,001 54.988 0,001 Brazilian CPF 230.936.328-62 BlackRock, INC (07.02.2017) 229.620.576 4,159 229.620.576 2,730 Brazilian Treasury Others 279.397.921 9,661 4.163.459.675 75,409 4.442.857.596 52,819 Total 2.889.837.770 100,000 5.520.977.160 100,000 8.410.814.930 100,000 313

BASE DATE 12. 31.2020 ESA Company O. E. Setubal S.A. EO % Total % 6 0,001 6 0,001 Brazilian CNPJ 61.074.456/0001-90 Rudric ITH Participações Ltda. 240.993.675 13,312 240.993.675 13,312 Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 369.066.868 20,387 369.066.868 20,387 Brazilian CPF 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 369.066.842 20,382 369.066.842 20,382 Brazilian CPF 066.530.828-06 Ricardo Villela Marino 65.450.929 3,615 65.450.929 3,615 Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 65.505.763 3,618 65.505.763 3,618 Brazilian CPF 271.943.018-81 Paulo Setubal Neto 31.536 0,002 31.536 0,002 Brazilian CPF 638.097.888-72 Carolina Marinho Lutz Setubal 39.264.821 2,169 39.264.821 2,169 Brazilian CPF 077.540.228-18 314

315 Julia Guidon Setubal Winandy 39.264.821
2,169
39.264.821
2,169
Brazilian CPF 336.694.358-08
Paulo Egydio Setubal 39.264.821
2,169
39.264.821
2,169
Brazilian CPF 336.694.318-10
Fernando Setubal Souza e Silva 21.353.639
1,180
21.353.639
1,180
Brazilian CPF 311.798.878-59 Guilherme Setubal Souza e Silva 21.353.746
1,180
21.353.746
1,180
Brazilian CPF 269.253.728-92 Tide Setubal Souza e Silva Nogueira 21.354.077
1,180
21.354.077
1,180
Brazilian CPF 296.682.978-81 Olavo Egydio Setubal Júnior 44.069.150
2,434
44.069.150
2,434
Brazilian CPF 006.447.048-29 Bruno Rizzo Setubal
20.076.187
1,109
20.076.187
1,109
Brazilian
CPF 299.133.368-56 Camila Setubal Lenz Cesar 20.076.188
1,109
20.076.188
1,109
Brazilian CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla 20.076.191
1,109
20.076.191
1,109
Brazilian
CPF 323.461.948-40

316
Roberto Egydio Setubal
53.887.595
2,977
53.887.595
2,977
Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal 25.002.081
1,381
25.002.081
1,381
Brazilian
CPF 227.809.998-10
Paula Lucas Setubal
25.002.081
1,381
25.002.081
1,381
Brazilian CPF 295.243.528-69
José Luiz Egydio Setubal
90.181.495
4,982
90.181.495
4,982
Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal
4.395.600
0,243
4.395.600
0,243
Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal
4.395.600
0,243
4.395.600
0,243
Brazilian
CPF 348.338.808-73 Olavo Egydio Mutarelli Setubal
4.395.600
0,243
4.395.600
0,243
Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal 103.411.186
5,712
103.411.186
5,712
Brazilian CPF 014.414.218-07
Alfredo Egydio Nugent Setubal 2.081
0,001
2.081
0,001
Brazilian CPF 407.919.708-09

Marina Nugent Setubal 2.081 0,001 2.081 0,001 Brazilian CPF 384.422.518-80 Ricardo Egydio Setubal 103.363.825 5,710 103.363.825 5,710 Brazilian CPF 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Brazilian CPF 230.936.378-21 Patricia Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Nacionalidade: Brasileira CPF 230.936.328-62 Rodrigo Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Brazilian CPF 230.936.298-02 Total 1.810.314.824 100,000 1.810.314.824 100,000 BASE DATE 04.30.2013 O. E. Setubal S.A. Paulo Setubal Neto EO % Total % 100.000 14,285 100.000 14,285 Brazilian CPF 638.097.888-72 Maria Alice Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 570.405.408-00 Olavo Egydio Setubal Júnior 100.000 14,285 100.000 14,285 317

Brazilian CPF 006.447.048-29 Roberto Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 007.738.228-52 José Luiz Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 011.785.508-18 Alfredo Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 014.414.218-07 Ricardo Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 033.033.518-99 Total 700.000 100,000 700.000 100,000 BASE DATE 12.31.2020 Rudric ITH Participações Ltda. EO % Total % Ricardo Villela Marino 1.067.930.532 50,000 1.067.930.532 50,000 Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 1.067.930.532 50,000 1.067.930.532 50,000 Brazilian CPF 271.943.018-81 Total 2.135.861.064 100,000 2.135.861.064 100,000 318

15.3.—Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 07/05/2021 Number of stockholders—individuals (units) 491,554 Number of stockholders—companies (units) 11,554 Number of institutional investors (units) 1,222 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 385,293,206 7.771% Number of preferred shares (units) 4,780,002,924 98.641% Total 5,165, 296,130 52.685% 319

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares



Família Moreira Salles
Família Egydio de Souza Aranha (1)
Free Float (1) (*)
63.27% common shares
18.21% preferred shares
33.69% Total
36.73% common shares
81.79% preferred shares
66.31% Total
100.00% Total
Cia. E. Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
Free Float (*)
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.77% common shares
98.64% preferred shares
52.68% Total
(2)
(3)
22.45% Total
100.00% Total
99.99% common shares"A"
100.00% preferred shares
99.99%Total
100.00% common shares
100,00% preferred shares
100.00%Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00%Total
99.99% common shares
100.00% preferred shares
99.99%Total
99.99% common shares
100.00% preferred shares
99.99%Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Banco Itaucard S.A.

(1) Date: 03.31.2021.
(2) Date: 05.07.2021.
The percentages do not include treasury shares
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 12.31.2020.
Direct subsidiaries

320

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
			Subsidiary
Abroad			
Itaú Corpbanca	22,45	22,45	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	100,00	100,00	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

321

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the issuer, please indicate: a) parties Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a shareholder agreement to govern their relationships to IUPAR, Itaú Unibanco Holding and their subsidiaries. b) date of execution January 27, 2009. c) term of effectiveness The Shareholder agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period. d) description of the clauses related to the exercise of the voting right and control power The signatories to the stockholders’ agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries. e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who assume management positions The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Executive Board is composed of four members, two of whom are appointed by Itaúsa and two appointed by Cia. E. Johnston. As previously mentioned in this Form, the Board of Directors of Itaú Unibanco Holding is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom are jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to its direct interest in our capital. There are no clauses providing for the nomination of individuals in managerial positions. f) Description of the clauses related to the transfer of shares and the preemptive right to purchase them The shares held by Itaúsa and Cia. E. Johnston in IUPAR could not have been transferred until November 3, 2018. After this period, if one of the parties decided to transfer the shares of IUPAR it held, the other party might opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa might, through its own free will, transfer the shares of Itaú Unibanco Holding that it directly owns. Finally, if the parties decided to jointly transfer the totality of their shares of IUPAR, Itaúsa might exercise its tag-along right to include all or a portion of the shares in Itaú Unibanco Holding that it directly owns. g) description of the clauses that restrict or bind the voting rights of the members of the Board of Directors or of other supervisory and control bodies The members of the Board of Directors appointed by Itaúsa and E. Johnston vote together. 15.6. Indicate significant changes in the ownership interests of the issuer’s control group and management members Until December 31, 2020 there were no significant changes in the ownership interests of the Issuer’s control group and management members. 322

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved: a) event; b) main business conditions; c) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020). 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B 323 common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.). In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company to be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital held by XPart S.A. is now 40.52%, totaling R$9,371, as of December 31, 2020. XPart will have its incorporation documents duly filed with the Central Bank of Brazil and other proper registration bodies after the approval of the operation by the Central Bank of Brazil. The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), which will be set and informed to the market as soon as possible. XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. If the merger of XPart into XP Inc. is carried out, which will be resolved at the General Stockholders’ Meetings of these companies at a date to be defined, which are expected by XP Inc. and Itaúsa to be held in the middle of the second half of 2021, the cut-off date mentioned above is planned to be after the closing of the trading session at the date of these General Stockholders’ Meetings. As disclosed by Itaúsa and XP Inc., should the said merger be approved by the stockholders of XP Inc. and XPart at the General Stockholders’ Meetings of these companies, the stockholders of Itaú Unibanco 324

Holding, who until the cut-off date will be entitled to receive securities issued by XPart, will receive: (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc., and (b) as for the remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs), replacing the securities they would receive from XPart, which will not be listed on a stock exchange (because it will be dissolved after its merger into XP). Note that, in case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. Itaú Unibanco Holding S.A. will keep its stockholders and the market informed of the progress and developments of this operation, including, as the case may be, details on the start of the period to exercise the right to reimbursement of shares by the stockholders dissenting from the merger resolved upon at the XPart’s General Stockholders’ Meeting, in accordance with paragraph 1 of Article 137 of Law 6,404/76. Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020. The management and conduct of business of all companies of the XP group, including XP Inc., will remain independent, segregated and autonomous, preserving the same principles and values in force before the First Tranche. XP Controle’s partners will keep on controlling the XP group, and current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective business, in order to ensure that XP Investimentos S.A. continue to operate as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 15.8. Other significant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. 325

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock's stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock's total capital.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company.

Considering the corporate event mentioned above, we present below the changes in the Dodge & Cox's stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox's total capital.

Statement of Changes in Dodge & Cox's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
05/07/2021	Opening balance at 05.04.2021, as provided by Dodge & Cox (**)	242,768,249		242,768,249

(*) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021

c) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common bookentry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the

326

Share Buyback Program approved by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of May 7, 2021. The number of outstanding shares stated in item 15.3 hereof refers to the base date of May 7, 2021. 327

ITEM 16. TRANSACTIONS WITH RELATED PARTIES 16.1. Describe the issuer’s rules, policies and practices regarding transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found Our policy on transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party, according to accounting standards, and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal policies (such as specific guidelines in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by accounting standards. Transactions or sets of transactions with related parties involving amounts higher than R$1.0 million in the period of twelve (12) months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, approved by the Board of Directors and updated on March 28, 2019, please see: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Transactions with Related Parties Policy. Instruction CVM No. 480/2009 requires that transactions with related parties meeting the conditions set forth by Attachment 30-XXXIII of such rule be disclosed in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties be always carried out in the Company’s best interest, with independence and transparency. The main unconsolidated related parties are as follows: Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and Itaúsa S.A., direct and indirect stockholders of Itaú Unibanco Holding; Non-financial subsidiaries and joint ventures of ITAÚSA, especially: Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.; Main investments in associates and joint ventures the main ones being: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A., and XP Inc.; Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by Itaú Unibanco Holding, created exclusively for employees; Associação Cubo Coworking Itaú – a partner of Itaú Unibanco Holding, which purpose is to encourage and promote: discussions, the development of technologies, of alternative and innovative solutions and business models; the production and sharing of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Foundations and Institutes maintained by Itaú Unibanco Holding’s donations and proceedings generated by its assets to accomplish its purposes, as well as to maintain the operational and administrative structure: Fundação Itaú para Educação e Cultura – promotes education, culture, social assistance, rights defense and guarantee, as well as strengthening of civil society. Instituto Itaú Cultural – promotes and spreads Brazilian culture across the country and abroad. 328

Instituto Unibanco - supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its internal rules, and according to the funds available. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. 16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or that are in effect in the current year: Transactions between companies and investment funds, included in consolidation, have been eliminated and do not affect the consolidated statements. a) Name of related parties Itaúsa S.A.’s non-financial subsidiaries Duratex S.A. Alpargatas S.A. Itaúsa S.A.’s affiliates Copagaz – Distribuidora de Gás S.A. Closed-end supplementary pension entities, that administer retirement plans sponsored by Itaú Unibanco Holding S.A.; Fundação Itaú Unibanco – Previdência Complementar FUNBEP – Fundo de Pensão Multipatrocinado Itaú Unibanco Holding S.A.’s affiliates Olímpia Promoção e Serviços S.A. ConectCar Soluções de Mobilidade Eletrônica S.A. Associations: Associação Cubo Coworking Itaú – a partner of Itaú Unibanco Holding, which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and sharing of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Foundations and Institutes maintained by Itaú Unibanco Holding’s donations and proceedings generated by its assets to accomplish its purposes, as well as to maintain the operational and administrative structure. 329

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, rights defense and guarantee, as well as strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. b) Relationship of the parties with the issuer Please see items a), e) and f). c) Date of transaction Please see items e) and f). d) Subject matter of the agreement Interbank investments; Loan operations; Securities and derivative financial instruments (asset and liability position); Deposits; Deposits received under securities repurchase agreements; Amounts receivable (payable) / Banking service fees and/or other and general and administrative expenses; Real estate rental: Rental of properties for use of common structure. Fundação Itaú Unibanco –Previdência Complementar: Rentals for use of common structure in the states of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Rio Grande do Norte, and Bahia, of which seven properties are allocated for the bank’s administrative services and 20 properties are allocated to the branch network and to FUNBEP – Fundo de Pensão Multipatrocinado: Rentals for use of common structure in the states of São Paulo, Santa Catarina, and Paraná, of which 17 properties are allocated to the branch network; “Todos pela Saúde” (All for Health) initiative: In 2020, Itaú Unibanco Holding set up the “Todos pela Saúde” (All for Health) initiative with the donation of R$1 billion to fight the novel coronavirus and its effects on Brazilian society. The “Todos pela Saúde” initiative operates by way of four action axes: Informing, Protecting, Caring and Resuming; Donations for investments in social projects in accordance with Law No. 8,313/91, as well as for the maintenance and performance of the Institute’s activities; Sponsorship to a non-profit organization and hub for the promotion of technology entrepreneurship aligned with the Conglomerate’s investment pillars. e) Whether the issuer is a creditor or debtor Please see item f). 330

f) Amount involves in the transaction

Consolidated (data consistent with note Related Parties. Line "Other related parties" includes transactions of a number of related party transactions grouped together based on disclosure and materiality criteria)

R$ million

Name of related party	Relationship of party with issuer	Transaction date	Subject matter of agreement	Amount involved in transaction	Existing balance	Term (maturity)	Corresponding amount of such related party in transaction, if calculation is possible	Related guarantees and insurance	This relationship is a loan or another type of debt	Type of and reasons for transaction	Interest rate	Issuer contractual position (creditor or debtor)
Other related parties	Affiliated companies	12/30/20	Interbank Investments	18,540	18,539	01/04/21	N/A.	No	No	Repurchase agreements	1.90%	Creditor
Alpargatas S.A.	Itaúsa's non-financial subsidiary	24/01/2013 and 09/01/2020	Loan operations	805	65	08/15/24	N/A.	No	Yes	Credit	2,50% a 6% / SELIC + 2,35% / CDI + 3,85% a 3,95%	Creditor
Duratex S.A.	Itaúsa's non-financial subsidiary	03/16/20	Loan operations	500	515	03/16/23	N/A.	No	Yes	Credit	CDI + 1,45%	Creditor
Other related parties	Affiliated companies	04/07/17	Loan operations	126	11	03/08/21	N/A.	No	Yes	Credit	113% CDI	Creditor
Investment funds	Funds	01/02/20	Securities and derivative financial instruments (asset and liability positions)	107	107	N/A	N/A.	No	No	Application in investment funds	N/A	Creditor/Debtor
Copagaz - Distribuidora de Gás S.A.	Itaúsa's non-financial subsidiary	12/22/20	Securities and derivative financial instruments (asset and liability positions)	950	950	12/10/30	N/A.	No	No	Debentures	CDI + 1,70%	Creditor/Debtor
Itaúsa S.A.	Holding company	12/10/20	Securities and derivative financial instruments (asset and liability positions)	771	771	12/15/30	N/A.	No	No	Debentures	CDI + 2,40%	Creditor/Debtor
Other related parties	Affiliated companies	05/20/20	Securities and derivative financial instruments (asset and liability positions)	(92)	(112)	12/08/25	N/A.	No	No	Derivative financial instruments (liability)	N/A	Creditor/Debtor
Other related parties	Affiliated companies	N/A	Deposits	-	-	N/A	N/A.	No	No	Deposits	N/A	Debtor
Alpargatas S.A.	Itaúsa's non-financial subsidiary	11/06/18	Deposits received under securities repurchase agreements	(880)	(107)	11/26/21	N/A.	No	No	Funding	95% to 101% CDI	Debtor
Duratex S.A.	Itaúsa's non-financial subsidiary	30/07/2019 and 22/12/2020	Deposits received under securities repurchase agreements	(49)	(49)	03/16/22	N/A.	No	No	Bank Deposit Certificate	78% to 99% CDI	Debtor
Other related parties	Affiliated companies, entities maintained by Itaú Unibanco Holding	31/01/2019 to 31/12/2020	Deposits received under securities repurchase agreements	(9)	(9)	17/01/2022 a 14/12/2022 / 02/01/2020	N/A.	No	No	Funding	100% CDI	Debtor

331

Instituto Unibanco	Entity maintained by Itaú Unibanco	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	123	123	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(93)	(93)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
ConectCar Soluções de Mobilidade Eletrônica S.A.	Affiliated company	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(46)	(46)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Olimpia Promoção e Serviços S.A.	Affiliated company	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(9)	(9)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Itaúsa S.A.	Holding company	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(8)	(8)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Fundação Itaú para a Educação e Cultura	Entity maintained by Itaú Unibanco Holding	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(4)	(4)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	(1)	(1)	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Other related parties	Affiliated companies, entities maintained by Itaú Unibanco and Itaúsa's non-financial subsidiaries	01/02/20	Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses	3	3	12/31/20	N/A.	No	No	Investment, portfolio and social security fund management	N/A	Creditor/Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	01/02/20	Real estate rental	-	-	12/31/20	N/A.	No	No	Real estate rental	N/A	Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	01/02/20	Real estate rental	-	-	12/31/20	N/A.	No	No	Real estate rental	N/A	Debtor
Fundação Itaú para Educação e Cultura	Entity maintained by Itaú Unibanco Holding	04/13/20	Donations - "Todos pela Saúde" (All for Health) Initiative	(1,000)	(500)	12/31/20	N/A.	No	No	Donations	N/A	Debtor
Other related parties	Affiliated companies, entities maintained by Itaú Unibanco and Itaúsa's non-financial subsidiaries	01/02/20	Donations	-	-	12/31/20	N/A.	No	No	Donations	N/A	Debtor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco	01/02/20	Sponsorships	12	12	12/31/20	N/A.	No	No	Sponsorships	N/A	Debtor

332

g) Existing balance Please see item f). h) amount corresponding to the interest of the related party in the transaction, if it can be calculated Please see item f). i) Related guarantees and insurance Not applicable. j) Term of the relationship Please see item f). k) Termination or extinction conditions Not applicable. l) When the relationship is a loan or other type of debt, please also state: I - Nature of and reasons for the transaction II - Interest rate charged Please see item f). 16.3. With respect to each of the transactions or set of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest The transactions presented in Item 16.2, as of December 31, 2020, between Itaú Unibanco Holding S.A. and related parties were carried out in compliance with our policies described in item 16.1. Additionally, in our Transactions with Related Parties Policy, we established governance with our measures to address potential conflicts of interest for this type of transactions. The governance for approval of related-party transactions provides for that transactions must comply with principles of equality and transparency before stockholders and investors, be carried out under market conditions, executed in writing and, when necessary, reported to the market in compliance with CVM Instruction No. 480. Additionally, transactions or set of transactions involving amounts higher than R$1 million are submitted to the Related Parties Committee (made up of three independent members of the Board of Directors), which may express opposition to the transaction in the event a conflict of interest with the Itaú Conglomerate or its stockholders is identified. b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment These transactions were agreed upon at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore do not give rise to any benefit or loss for the parties, particularly: Loan operations – loans granted at rates and terms similar to those applied to transactions in the market; Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market; Securities and derivative financial instruments – rates and terms agreed upon are similar to those applied to transactions in the market; Repurchase agreements – rates used are similar to those applied in transactions with third parties; Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, 333 sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow for the materialization of our purpose: to encourage people’s power of transformation. The selection process for projects that we support through sponsorships and/or donations involves the evaluation of a dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects must be compatible with our strategy, purpose and pillars. Rental expenses – in accordance with usual market practices, subject to annual adjustment based on IGPM/FGV index (general market price index published by Fundação Getulio Vargas); Amounts receivable/payable and Banking service fees – amounts, terms and rates used are similar to those applied to transactions with third parties and refer to investment, portfolio and social security fund management services. 16.4. Supply other information that the issuer may deem relevant Not applicable. 334

ITEM 17. CAPITAL 17.1 - Information on Social Capital a) capital issued, specifying class and type; b) subscribed capital, specifying class and type; c) paid up capital, specifying class and type; d) term for the payment of capital that has not yet been paid up, specifying class and type; e) authorized capital, informing number of shares, amount and date of authorization Date of authorization or approval In Brazilian reais Term for the payment of capital that has not yet been paid up Number of common shares (units) Number of preferred shares (units) Total number of shares (units) Type of capital Issued capital 01/31/2021 90,729,000,000.00 4,958,290,359 4,845,844,989 9,804,135,348 Type of capital Subscribed capital 01/31/2021 90,729,000,000.00 4,958,290,359 4,845,844,989 9,804,135,348 Type of capital Paid-up capital 01/31/2021 90,729,000,000.00 4,958,290,359 4,845,844,989 9,804,135,348 Type of capital Authorized capital 07/27/2018 0.00 6,588,450,000 6,588,450,000 13,176,900,000 17.2. Capital increases No capital increase. 17.3. Information on splits, reverse splits and bonus shares Date of approval Number of shares before approval (units) Number of shares after approval (units) Number of common shares Number of preferred shares Number of total shares Number of common shares Number of preferred shares Number of total shares Stock split 07/27/2018 3,305,526,906 3,230,563,326 6,536,090,232 4,958,290,359 4,845,844,989 9,804,135,348 335

17.4. Information on capital reduction Justification for not filling in the table: No capital reduction. 17.5. Other significant information Item 17.1 – Information – Capital On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. On January 31, 2021, the Board of Directors resolved to transfer the spun off portion to contribute to the capital stock of XPart S.A. consequently reducing the Company’s capital stock by six billion, four hundred nineteen million Brazilian reais (R$6,419,000,000.00), totaling ninety billion, seven hundred twenty-nine million Brazilian reais (R$ 90,729,000,000.00) from ninety-seven billion, one hundred forty-eight million Brazilian reais (R$ 97,148,000,000.00) without cancelling shares. On May 28, 2021, the favorable opinion of the FED was obtained, effective on May 31, 2021 and is pending homologation by the Central Bank of Brazil. Item 17.3 – Stock split, reverse stock split and bonus shares I – Stock split – July 27, 2018 At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the then current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares. Therefore, the stock split was carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which were assigned free of charge to stockholders as a stock split. Accordingly, stockholders received one (1) new share for each two (2) shares of the same type they own, and treasury shares were also split. The dividend distribution policy will not be changed as a result of this approval. The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. This transaction was approved by the Central Bank of Brazil on October 31, 2018. 336

ITEM 18 SECURITIES 18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to participate in public offerings of shares in the event of a sale of the company’s controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country where the foreign issuer’s securities are held Type or class of shares Common shares Tag Along 80% Right to dividends Stockholders are entitled to receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Preferred shares entitle their holders to priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, the dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right Full. Convertibility No. Right to capital reimbursement Yes. Description of capital reimbursement characteristics In the case of the liquidation of the Issuer, stockholders will receive payments related to the reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right to withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding No. Conditions for changing the rights assured by such securities There are no requirements in the Bylaws in addition to those provided for by law that change the rights assured by the securities issued by the Issuer. Possibility of redemption of shares, indicating: Yes, as set forth by current legislation cases for redemption formula for calculating the redemption amount Other relevant characteristics Characteristics of foreign issuers’ shares Final withdrawal of redeemable shares, as set forth by current legislation. Not applicable. Not applicable. Not applicable. 337

Type or class of shares Preferred shares Tag Along 80% Stockholders are entitled to receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Right to dividends Preferred shares entitle their holders to priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, the dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right No right (except in accordance with Article 111, paragraph 1, of Brazilian Corporate Law) Convertibility No. Right to capital Yes reimbursement Description of capital reimbursement characteristics In the case of the liquidation of the Issuer, stockholders will receive payments related to the reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right to withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding securities No. Conditions for changing the There are no requirements in the Bylaws in addition to those provided for by law that change the rights rights assured by such securities assured by the marketable securities issued by the Issuer. Possibility of redemption of shares, indicating: Yes, as set forth by current legislation i) cases for redemption Final withdrawal of redeemable shares, as set forth by current legislation. ii) formula for calculating the redemption amount Not applicable. Other relevant characteristics Not applicable. Characteristics of foreign issuers’ shares Not applicable. 18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering Not applicable. 18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws Not applicable. 338

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years

2020

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 70,829,799,272	R$ 38.24	R$ 20.00	R$ 31.16	R$ per unit
06/30/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 62,815,160,963	R$ 28.70	R$ 20.01	R$ 23.90	R$ per unit
09/30/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 58,586,767,482	R$ 28.49	R$ 22.30	R$ 25.23	R$ per unit
12/31/2020	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 63,902,697,706	R$ 32.43	R$ 22.18	R$ 27.59	R$ per unit
03/31/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 2,351,456,722	R$ 32.79	R$ 19.46	R$ 28.09	R$ per unit
06/30/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,541,770,045	R$ 26.72	R$ 19.50	R$ 22.72	R$ per unit
09/30/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 871,438,805	R$ 26.20	R$ 21.22	R$ 23.75	R$ per unit
12/30/2020	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,177,776,341	R$ 28.60	R$ 21.10	R$ 25.04	R$ per unit

2019

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 49,149,945,028	R$ 39.79	R$ 32.65	R$ 36.73	R$ per unit
06/30/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 40,158,946,775	R$ 36.59	R$ 31.11	R$ 33.85	R$ per unit
09/30/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 46,476,937,822	R$ 37.75	R$ 32.69	R$ 35.40	R$ per unit
12/31/2019	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 44,653,684,939	R$ 37.99	R$ 32.56	R$ 35.55	R$ per unit
03/31/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,399,878,648	R$ 33.47	R$ 28.62	R$ 31.78	R$ per unit
06/30/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 528,183,139	R$ 31.26	R$ 27.19	R$ 29.31	R$ per unit
09/30/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 1,197,707,652	R$ 32.24	R$ 28.45	R$ 30.48	R$ per unit
12/31/2019	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 991,025,569	R$ 32.59	R$ 28.04	R$ 30.65	R$ per unit

2018

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/2018	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 42,827,691,456	R$ 35.56	R$ 28.53	R$ 33.27	R$ per unit
06/30/2018	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 39,083,586,247	R$ 34.85	R$ 24.84	R$ 30.51	R$ per unit
09/30/2018	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 32,433,224,187	R$ 31.53	R$ 26.47	R$ 29.03	R$ per unit
12/31/2018	Shares	Preferred	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 43,907,420,822	R$ 36.83	R$ 28.83	R$ 33.77	R$ per unit
03/31/2018	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 655,883,743	R$ 30.54	R$ 25.16	R$ 28.74	R$ per unit
06/30/2018	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 303,970,064	R$ 30.47	R$ 22.33	R$ 26.91	R$ per unit
09/30/2018	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 260,089,291	R$ 27.66	R$ 23.56	R$ 25.58	R$ per unit
12/31/2018	Shares	Common	Stock Exchange	B3 - Brasil, Bolsa e Balcão	R$ 468,771,398	R$ 31.49	R$ 24.97	R$ 29.03	R$ per unit

339

18.5. Describe securities issued other than shares that are not yet due or have not been redeemed, indicating: a) identification of the security b) number c) total face value d) issue date e) outstanding debt balance at the end of the previous fiscal year f) restrictions on outstanding securities g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions ii. effects on capital h) possibility of redemption, indicating: i. cases for redemption ii. formula for calculating the redemption amount i) when the securities are debt-related, please indicate, when applicable: i. maturity, including early maturity conditions ii. interest iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends • the disposal of certain assets • the contracting of new debts • the issue of new securities • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries vi. the fiduciary agent, indicating the main terms of the agreement j) any conditions for changing the rights assured by such securities h) other relevant characteristics Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 18.8. 18.5-A. Number of holders of each type of security described in item 18.5, as determined at the end of the previous year that are: i. individuals ii. companies iii. institutional investors Not applicable. 18.6. Brazilian markets in which the issuer’s securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A. - BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 340

18.7. With respect to each type and class of security admitted for trading in foreign markets, please indicate: ITUB (ADS - American Depositary Share) Medium-Term Note Program a. country United States of America Grand Duchy of Luxembourg b. market New York Stock Exchange Luxembourg Stock Exchange c. administrative entity of the market in which the securities are admitted for trading U.S. Securities and Exchange Commission Commission de Surveillance du Secteur Financier d. date of admission for trading May 31, 2001 Depending on the issue e. if applicable, please indicate the trading segment Level II Euro MTF f. date on which the securities were first listed in the trading segment February 21, 2002 Depending on the issue g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year 46.5% (1) N/A h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares 26.4% (2) N/A i. if applicable, depository bank The Bank of New York Mellon The Bank of New York Mellon j. if applicable, custodian institution Itau Unibanco Holding S.A. The Bank of New York Mellon (1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2020. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2020. In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 6, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increase the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests. 341

18.8. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction: b) number; c) total face value; d) issue date; e) outstanding debt balance at the end of the previous fiscal year; f) restrictions on outstanding securities; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h. possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. vi. conditions for changing the rights assured by such securities; vii. other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, (xii) the tenth issue of perpetual Subordinated Notes, (xiii) the eleventh issue of perpetual Subordinated Notes, (xiv) the twelfth issue of Unsecured Notes, (xv) the thirteenth issue of Unsecured Notes, (xvi) the fourteenth issue of perpetual Subordinated Notes and (xvii) the fifteenth issue of Subordinated Notes, all issued within the scope of the Program. 342

First issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00 d. Issue date: April 15, 2010. e. Debt balance on December 31, 2020: The issue was settled on April 15, 2020 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 343

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment 344 preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers can be changed at any time by the Issuer. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was April 15, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 345

Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00 d. Issue date: September 23, 2010. e. Debt balance on December 31, 2020: R$5,361,277,834.63 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 346

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment 347 preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 348

Third Issue a.Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: R$500,000,000.00. d. Issue date: November 23, 2015. e. Debt balance on December 31, 2020: The issue was settled on November 23, 2015. Reopening of the Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$250,000,000.00, and the total amount of the second issue, together with the total amount of the first series is US$1,250,000,000.00. Please see item “J” – Other relevant characteristics. d. Issue date: January 31, 2011. e. Debt balance on December 31, 2020: R$1,296,002,839.01 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 349

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment 350 preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the second issue of Subordinated Notes and they are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under a Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 351

Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$500,000,000.00 d. Issue date: June 21, 2011. e. Debt balance on December 31, 2020: R$2,609,451,708.96 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011. iii. Guarantees: 352

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, 353 repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Reopening of the Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. Please see item “J” – Other relevant characteristics. d. Issue date: January 24, 2012. e. Debt balance on December 31, 2020: R$2,858,185,000.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. 354

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the fourth issue of Subordinated Notes and they are the second series of the fourth issue of Notes under the Trust Deed. The Subordinated Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012. Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. 355

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,250,000,000.00 d. Issue date: March 19, 2012. e. Debt balance on December 31, 2020: R$6,596,935,448.93 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: 356

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to 357 stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Sixth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,375,000,000.00 d. Issue date: August 06, 2012. e. Debt balance on December 31, 2020: R$7,299,725,342.18 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. 358

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 6, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 6 and August 6, beginning February 6, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “J” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. 359

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Seventh Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,870,000,000.00 d. Issue date: November 13, 2012. e. Debt balance on December 31, 2020: R$9,774,638,179.41 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers 360 of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “J” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no 361

Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 362

Eighth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,050,000,000.00 d. Issue date: May 26, 2015. e. Debt balance on December 31, 2020: Notes matured on May 26, 2018 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2.85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. 363

iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the eighth series Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Ninth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,250,000,000.00 d. Issue date: December 12, 2017 e. Debt balance on December 31, 2020: R$6,516,873,818.86 f. Restrictions on outstanding securities: 364

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the 365 distribution of profit (including dividends) of the Issuer (see item “vii” – Other relevant characteristics). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment 366 results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$750,000,000.00 d. Issue date: March 19, 2018. e. Debt balance on December 31, 2020: R$3,969,304,420.05 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. 367

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” – Other relevant characteristics). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as Trustee of the holders of the Notes, as amended from 368 time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part Eleventh Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereon. c. Total face value: US$750,000,000.00. d. Issue date: November 21, 2019. e. Debt balance on December 31, 2020: R$3,917,012,625.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. 369

Cases for redemption: Early redemption of Notes at the issuer’s discretion: On the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is November 21, 2029. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 4.5% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 2.822%). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “xii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion 370 that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC and HSBC Securities (USA) Unc. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Twelfth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00. d. Issue date: January 24, 2020. e. Debt balance on December 31, 2020: R$5,262,423,818.57 f. Restrictions on outstanding securities: 371

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2.9% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no 372

Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the twelfth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Thirteenth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$500,000,000.00. d. Issue date: January 24, 2020. e. Debt balance on December 31, 2020: R$2,635,178,002.14 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: 373

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2025. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 3.250% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed 374 corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the thirteenth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Fourteenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$700,000,000.00. d. Issue date: February 27, 2020. e. Debt balance on December 31, 2020: R$3,695,640,424.26 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank 375 of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii”” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 4.625% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%). The payments of principal and interest will be made by The Bank of New York Mellon, New York branch. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. Please see item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii - Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; 376

(iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc and Banco BTG Pactual S.A. – Cayman Branch. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 377

Fifteenth Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$500,000,000.00. d. Issue date: January 15, 2021. e. Debt balance on January 15, 2021: US$500,000,000.00. f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% p.a. by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the 378 difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “xii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assuming all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, Banco BTG Pactual S.A., Cayman Branch, J.P. Morgan Securities LLC, Goldman Sachs & Co.LLC and Citigroup Global Markets Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other 379 country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f” – Restrictions on outstanding securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue. 18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities Not applicable. 18.10. Should the issuer have made a public offering of securities, indicate: a) how the funds arising from the offering were used Not applicable. There was no public offering of securities. b) if there were any material deviations between the effective use of funds and the proposed use indicated in the respective offering Not applicable. No public offering of securities was carried out. c) If there was any deviation, the reasons for such deviation Not applicable. No public offering of securities was carried out. 18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties Not applicable. 18.12. Other information considered relevant For better comparability, prices stated in item 18.4 were adjusted by earnings as disclosed by Economática on April 29, 2021. 380

ITEM 19. Buyback plans and treasury securities
19.1. Information on Issuer’s repurchase plans
Date of resolution Repurchase period Available reserves and profit (Brazilian reais) Type Class Expected number of shares (units) % in relation to outstanding shares Number of shares acquired/approved (units) Weighted average price Price factor % of shares acquired 05/30/2019 05/31/2019 to 0.00 Common 15,000,000 3.870000 0 0.00 R$ per unit 0.000000 11/30/2020 Preferred 75,000,000 1.560000 0 0.00 R$ per unit 0.000000 Other characteristics: Note: 1) Capital Reserves/Share Premium Reserves and Revenue Reserves/Reinforcement for Working Capital Reserve; 2) No shares were acquired in the period; 3) Terminated on 11.30.2020

19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:
On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on 04/24/2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019. The Annual General Stockholders’ Meeting was held on 04/28/2020, we made available a line informing the event. This event was approved by BACEN on 07/02/2020. The Extraordinary General Stockholders’ Meeting took place on 01/31/2021, we made available a line informing the event. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/27/2021, we made available a line informing the event. On 05/07/2021, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 05/07/2021. - - - - - - - -
a. opening number;
b. acquired number;
c. weighted average purchase price;
d. number sold;
e. weighted average sale price;
f. number cancelled;
g. closing number;
h. percentage in relation to outstanding securities of the same class and type.
05/07/2021 Changes Number (Units) Common shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Changes Number (Units) Preferred shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Operating balance 24,475,909 0.5% Acquisition (*) Disposal (218,870) R$ 21.76 Cancellation Stock split Closing balance 24,257,039 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees

04/27/2021 Changes Number (Units) Common shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Preferred shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 41,266,306 0.9% Acquisition (*) Disposal (16,790,397) R$ 21.76 Cancellation Stock split Closing balance 24,475,909 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees     01/31/2021 Common shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Preferred shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 41,678,452 0.9% Acquisition (*) Disposal (412,146) R$ 21.76 Cancellation Stock split Closing balance 41,266,306 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees     12/31/2020 Changes Number (Units) Common shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 0.0% Acquisition Disposal Cancellation Closing balance 0.0% Preferred shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 58,533,585 1.2% Acquisition (*) Disposal (16,855,133) R$ 21.76 Cancellation Stock split Closing balance 41,678,452 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees

12/13/2019 Changes Number (Units) Common shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance -
0.0% Acquisition - Disposal - Cancellation - Closing balance - 0.0%
Preferred shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 83,614,426 1.8% Acquisition (*) - Disposal (25,080,841) R$ 21.76 Cancellation - Stock split - Closing balance 58,533,585 1.2%
(*) Repurchase amounts include settlement, brokerage and trading fees
12/31/2018 Changes Number (Units) Common shares Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 14,424,206 0.4% Acquisition - Disposal - Cancellation (14,424,206) R$ 37.05 Closing balance - 0.0%
Preferred shares Changes Number (Units) Weighted average price (R$) % in relation to outstanding securities Of the same class and type Opening balance 71 ,459,714 2.3% Acquisition (*) 13,100,000 R$ 38.95 Disposal (29,623,265) R$ 30.35 Cancellation Stock split 28,677,977 Closing balance 83,614,426 1.8%
(*) Repurchase amounts include settlement, brokerage and trading fees
19.3. Supply other information that the issuer may deem relevant
Not applicable.

ITEM 20. SECURITIES TRADING POLICY
20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body with technical or advisory functions, created by a statutory provision, informing:
We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us.
Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”).
In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage.
a) policy approval body and date of approval
It is incumbent upon the Board of Directors to resolve on changes in the policy, subject to recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last revised on July 30, 2020.
b) bound persons
For the purpose of the Trading Policy, bound persons are: i. direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; ii. members of the statutory bodies of companies (i) that directly or indirectly control the Issuer, and (ii) in which the Issuer is the only direct or indirect controlling stockholder, provided that said company does not have its own policy for the trading of securities; iii. anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; iv. the spouse or partner and any other dependent included in the annual income tax return of people indicated in items i. and ii., including the six-month term beginning on the resignation date; v. people mentioned in items i., ii. and iii of this subitem who resigned from the Issuer or companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; and vi. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated.
In addition, people equivalent to bound persons are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which bound persons are the only quota holders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by bound persons; and (c) any person who has had access to information on a material act or fact through whether any of the bound persons.
We also have compliance teams that, together with the officers of each department, identify persons who will be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system.
Our system has approximately 6,872 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.).

c) main characteristics
The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are signatories to the policies. It is incumbent upon the Committee with respect to the Disclosure and Trading Policies to: i. advise the Investor Relations Officer; ii. review the policies and recommend to the Board of Directors any applicable change; iii. resolve on possible questions regarding the interpretation of the policies texts; iv. define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v. assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi. analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii. offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law.
The Trading Policy sets forth several duties, among of which are:
Disclosure of relevant trading transactions:
i. any corporate entity or individual, or group of entities or individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred.
d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods
Bound persons may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market, and this black-out period is also applied to those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which is responsible for verifying the information disclosure before trading (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over the counter markets; iii. trade whenever an intention exists of entering into a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (including the day subsequent to) (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year. Should the Issuer disclose preliminary financial information or make an early disclosure of such information, the restrictions on trading will also be in effect on the day after the disclosure.
Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies (i) which directly or indirectly control the Issuer, and (ii) in which the Issuer is the only direct or indirect controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers.

The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of stockholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure.
In order to trade securities issued by us or referred thereto, the persons bound to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams.
e) where the policy may be found
The Trading Policy is available on the Issuer’s Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies.
20.2. Supply other information that the issuer may deem relevant
In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges.
In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of transaction.
Share Buyback Program
We clarify that the share buyback program approved on May 30, 2019, which authorized the acquisition of up to 15,000,000 common shares and up to 75,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market, expired on November 30, 2020.
Aiming at keeping transparency with the market, we will disclose whenever a new share buyback program is approved and the number of shares monthly acquired under our share buyback program on our Investor Relations website: www.itau.com.br/investor-relations > Market Information > Announcements to the Market.
For information on the history of previous buyback programs, please see item 19.1.

ITEM 21. INFORMATION DISCLOSURE POLICY
21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly
As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Policy for the Disclosure of Material Acts or Facts (“Disclosure Policy”) and the Policy for Trading Itaú Unibanco Holding S.A. Securities (“Trading Policy”).
One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of persons bound to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (please see item 21.2 for further information on the Disclosure Policy).
In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal department and the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the Officer of the department involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer.
Subject to opportunity and convenience, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results.
The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact: a) to CVM, to SEC (Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. – Brasil, Bolsa, Balcão and, as the case may be, to other stock exchanges and entities of organized over-the-counter markets; and b) to the market in general, as published in newspapers with wide circulation regularly used by the Issuer or in news portals in the Internet. www.rededivulgacao.com.br.
The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market.
21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found
The Disclosure Policy is available on the Issuer’s Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies, as well as on the website of CVM.
The Issuer uses the website www.rededivulgacao.com.br (news portal in the Internet that provides the whole information in a section with free access) to disclose information on material acts and facts.
Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by: a) email; b) conference call; c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad; d) press releases; e) social media; and f) news distribution mechanisms.

Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it.
For the purposes of the Disclosure Policy, bound persons are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) the Issuer’s former managers or the former managers of subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated.
Bound persons should maintain the security of the means where the relevant information is stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information to third parties not properly protected.
In the event that a bound person leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and to the market.
Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance.
Any bound person who discloses by mistake a material act or fact to any person who is not a bound person before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures.
We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices.
We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered.
We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level.
We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.
We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices.
21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.
The members of the Disclosure and Trading Committee are: Alexsandro Broedel, Alfredo Egydio Setubal, Carlos Henrique Donegá Aidar, Eduardo Queiroz Tracanella, José Virgílio Vita Neto and Renato Lulia Jacob.

21.4. Supply other information that the issuer may deem relevant
The Disclosure Policy and attachments (Term of Adherence for Controlling Stockholders, Management Members and Members of Statutory Bodies, and Term of Adherence for Employees) are available on the Issuer’s Investor Relations website: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies, and on the website of CVM.

(A free translation of the original in Portuguese)
Itaú Unibanco Holding S.A. and Subsidiaries
Reference Form
(Instruction CVM 480 and subsequent amendments) at December 31, 2020 and review report of independent auditors

(A free translation of the original in Portuguese)
Review report of independent auditors on Reference Form (CVM Instruction 480/09 and subsequent amendments)
To Management Itaú Unibanco Holding S.A Introduction
In connection with the audits of the financial statements of ltaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2020, 2019 and 2018, on which we issued unqualified audit reports dated February 1, 2021, February 10, 2020 and February 4, 2019, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.
Scope of the review
We conducted our review in accordance with NBC TA 720—“The auditor’s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by Management for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements.
Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2020, 2019 and 2018, taken as a whole, prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
São Paulo, May 31, 2021
Pricewaterhousecoopers Emerson Laerte Da Silva Auditores Independentes Contacdor CRC 1SP171089/O-3 CRC 2SP000160/O-5
PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br